United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: March 16, 2012		Roberto Castello Branco
Director of Investor Relations

VALE S.A.

PUBLICLY LISTED COMPANY
CNPJ 33.592.510/0001-54

ORDINARY GENERAL SHAREHOLDERS MEETING CONVENING NOTICE

Shareholders of Vale S.A. ("Vale") are hereby invited to convene for the Ordinary General Shareholders Meeting to be held on April 18, 2012 at 11A.M at Avenida Graça Aranha, 26, dowstairs, in the city of Rio de Janeiro, Brazil for the purpose of discussing and deciding upon the matters set forth in the agenda below:

1. Ordinary General Shareholders Meeting

1.1 Appreciation of the managements' report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2011;

1.2 Proposal for the destination of profits of the said fiscal year and approval of the investment budget for Vale, pursuant to article 196 of the Brazilian Corporate Law;

1.3 Appointment of the members of the Fiscal Council; and

1.4 Establishment of the remuneration of the Senior Management and Fiscal Council members, and the ratification of the remuneration paid in fiscal year of 2011.

All documentation pertaining to the matters to be discussed in the Ordinary General Shareholders Meeting is available to shareholders at Vale's headquarters, on its website (http://www.vale.com) and at the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), of the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (www.bmfbovespa.com.br), of the Securities and Exchange Commission of the United States (www.sec.gov) and of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Shareholders who wish to attend the meeting shall present their IDs badges and the proof of their shareholding participation interest to be issued by the depositary financial institution. Each Shareholder entitled to attend and vote at the meetings is entitled to appoint a proxy or, where permitted, more than one proxy, to attend and vote instead of him. A proxy must be either a Shareholder, a manager (Director or Executive Officer) of Vale, an attorney-at-law registered with the Brazilian Bar Association or a financial institution. Proxies shall be granted pursuant to Article 126 of the Brazilian Corporate Law, being not more than one year prior to the meeting, and, in the event of the issuance in a language other than Portuguese, such documents as well as any corporate documents, if applicable, shall be followed by a Portuguese translation, all duly notarized and consularized.

In order to speed up the meeting constitution process, shareholders who shall be represented by proxy may send the respective power of attorney to our offices 72 (seventy-two) hours in advance of the meeting herein convened.

Rio de Janeiro, March 16, 2012.

Ricardo José da Costa Flores
Chairman of the Board of Directors

VALE

2011 Management Report

ANOTHER YEAR OF HIGH PERFORMANCE

Our growth strategy based on the discipline of capital allocation, operation of world-class assets and diversification by product and geography, with the dedication and talent of our employees were essential to overcome the challenges faced during the year.

We reached record production of iron ore (322,6 Mt[1]), pellets (51,8 Mt) and coal (7,3 Mt). We particularly highlight the new production record of Carajás (109,8 Mt), our main source of capacity expansion of iron ore with the highest quality in the world. The base metals. Nickel and copper, had the best performance since 2008.

Our financial performance was outstanding, better than ever before. We broke several records, for operational revenues, operational income, operating margin, cash generation and net earnings. Despite the high price volatility due uncertainties associated with the debt crises on the Euro area, the strong global demand for minerals and metals and the impact on prices, particularly in iron ore, and our good operational performance were the main factors directly responsible for these results.

Vale is strongly committed to create shareholder value, with a strong focus on the efficiency of capital management. In order to strengthen discipline in capital allocation, we have implemented some initiatives to improve the process of elaboration, approval and implementation of projects, to minimize risks of delays and cost overruns in projects execution, the change of knowledge and experiences on the emphasis specific training.

Our Board of Directors approved a reorganization of the Executive Board with the purpose of stimulating better interaction between corporate activities and the business units and stronger team work. A division in charge of project implementation, headed by an Executive Director, was created with the focus on improving the quality of project execution.

Five new projects came on stream in 2011 – Onça Puma, Oman, Moatize, Estreito and Karebbe - which are still ramping up, with their growth and value generation potential to be materialized in 2012 and 2013. The growth and value creation dynamics will be supported in the following years by the delivery of world-class iron ore, pellets, coal, copper, nickel and potash projects currently under construction.

The operation permit for the N5 South pit, in the Northern Range of Carajás, was the first license for mining operation in Carajás since 2002. It allows the exploitation of a rich iron ore deposit with high Fe content, contributing to sustain the high quality of our production. Due to the deteriorating quality of mineral reserves in the world, one of the factors that influence the increase of investment and costs operating, Vale enjoys considerable competitive advantage in the global mining industry.

To exploit synergies and to allow for the full exposure of Vale shareholders to the value creation potential of the fertilizers business, we delisted our subsidiary Vale Fertilizantes, following the buy-out transaction of its minority shareholders. Seeking to exploit opportunities for synergies and rationalization of the asset portfolio is one of our permanent goals. In 2011, the return of cash to shareholders reached US$ 12 billion, a record mark. The dividend yield of our shares was the highest among our peers and one of the highest among large global companies.

[1] Mt = million metric tons

We continue to maintain a strong balance sheet, with low leverage, with debt maturity of 10 years and cost average less than 5% per year, consistent with the structural features of mining industry, high capital intensity and exposure to economic cycles. Vale had its credit risk upgraded by Standard & Poor's (S&P) to "A", that's indicate a strong capacity to meet financial commitments.

In line with our focus on people and the paramount importance of human life, we are enhancing work safety standards, regardless of the fact that Vale already shows some of the best safety indicators in the mining industry. Expenditures on corporate social responsibility were US$ 1.5 billion, with US$ 1.0 billion on environmental protection and US$ 457 million for social programs.

FINANCIAL PERFORMANCE IN 2011

Vale's operating revenues reached a record figure of R$ 105.520 billion, 23.6% above the previous record of R$ 85.345 billion in 2010.

We registered record shipments of iron ore and pellets, which totaled 303.697 Mt, and coal 7.672 Mt, with nickel volumes (252,000 t), copper (302,000 t) and manganese (1.032 Mt) being the second highest figures in Vale's history.

Sales of bulk materials – iron ore, pellets, manganese ore, ferroalloys, metallurgical and thermal coal – represented 73.6% of operating revenues in 2011, in line with 73.4% in 2010. The share of base metals decreased to 15.3% from 17.0% in 2010, due to the sale of the aluminum assets in February 2011. Sales of fertilizers represented 5.6%, above 3.8% in 2010. Logistics services contributed 3.4% and other products with 2.0% in 2011.

In 2011, sales to Asia represented 52.1% of total revenues, in line with 52.2% in 2010. The share of sales to clients in the Americas was 25.5%, slightly above 24.3% in 2010, due to increased sales to the US and Brazil. Revenues from shipments to Europe were 18.6% in 2011, slightly higher than 17.1% in the previous year.

Our exports from Brazil to the rest of the world reached a record of US$ 38.374 billion, with Vale establishing itself for the third consecutive year as Brazil's largest exporter. Net exports – exports minus imports – totaled US$ 36.857 billion. In the last five years, Vale's net exports reached US$ 105.260 billion, being the company that most contributed to the Brazilian trade surplus.

Operating income, as measured by adjusted EBIT, excluding the non-recurring gain, set an annual record of R$ 50.647 billion, 25.1% higher than the previous record of R$ 40.490 billion in 2010. Operating margin also reached an all-time high of 49.1%, 40 basis points above 48.7% in 2010.

Cash generation as measured by the EBITDA, excluding the non-recurring gain, reached an all-time high figure, with R$ 57.663 billion, a 24.3% increase form the previous record of R$ 46.378 billion in 2010.

Vale achieved a new record in net earnings, at R$ 37.814 billion, equal to R$ 7.12 per share, being 25.8% above the previous record of R$ 30.070 billion in 2010.

SELECTED FINANCIAL INDICATORS					
US$ million	2007	2008	2009	2010	2011
Operating revenues	66,385	72,766	49,812	85,345	105,520
EBIT	29,315	29,847	13,173	40,490	50,647[2]
EBIT Margin (%)	45.3	42.3	27.2	48.7	49.1[2]
EBITDA	33,619	35,022	18,641	46,378	57,663[2]
Net earnings	20,007	21,279	10,337	30,070	37,814
Earnings per share (R$)	4.14	4.08	0.97	5.66	7.17
Exports (US$ milion)	12,492	17,606	13,719	29,090	38,374
Net Exportes (US$ million)	11,533	16,203	12,999	27,668	36,857

OPERATING REVENUES - 2007-2011


R$ billion
66.385
72.766
49.812
85.345
105.520
2007
2008
2009
2010
2011

EBITDA - 2007-2011


R$ billion
33.619
35.022
18.640
46.378
57.663
2007
2008
2009
2010
2011

NET EARNINGS - 2007-2011


R$ billion
20.007
21.279
10.337
30.070
37.814
2007
2008
2009
2010
2011

[2] Excluding non-recurring gain of the transaction with the aluminum assets. Considering non-recurring gains, 2011 EBIT was R$ 53.139 billion and EBITDA was R$ 60.155 billion.

STRONG FINANCIAL POSITION

Total debt was US$ 23.143 billion as of December 31, 2011, with a long average maturity of 9.8 years, leading to the minimization of refinancing risks. Consistent with the focus on cost of capital minimization, we continued to reduce the average cost of debt, reaching 4.77% per annum in 4Q11.

Net debt rose to US$ 19.612 billion from US$ 15.424 billion in 3Q11, mainly due to the decline in cash holdings to US$ 3.531 billion on December 31, 2011, from US$ 7.565 billion on September 30, 2011. This was due to expenditures in 4Q11 with dividend distribution, the buy-back program of our shares, the acquisition of shares of Vale Fertilizantes and the acceleration of capex.

Debt leverage, as measured by total debt/LTM adjusted EBITDA ratio, was 0.66x on December 31, 2011, below 1.0x on December 31, 2010. Total debt/enterprise value was 17.4% on December 31, 2011, versus 13.2% on December 31, 2010, due to the decrease in the market value of our shares. These indicators are consistent with our policy of maintaining low leverage in the up cycle of commodity prices.

Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio, increased to 30.9x on December 31, 2011, compared to 23.8x on December 31, 2010.

Considering hedge positions, total debt on December 31, 2011 was composed of 24% of floating interest rates and 76% of fixed interest rates linked debt, while 96% was denominated in US dollars and the remaining in other currencies.

In January 2012, we issued US$ 1 billion of a 10-year note due in 2022 with coupon rate of 4.375% per year, payable semi-annually. The notes were priced with a spread of 255 basis points over U.S. Treasuries, resulting in a yield to maturity of 4.525%.

DEBT INDICATORS [2]					
US$ million	2007	2008	2009	2010	2011
Total debt	19,030	18,245	22,880	25,343	23,143
Net debt	17,984	5,606	11,840	15,966	19,612
Total debt / adjusted LTM EBITDA (x)	1.2	1.0	2.5	1.0	0.7
Adjusted LTM EBITDA / LTM interest expenses (x)	11.79	15.02	8.23	23.8	30.9
Total debt / EV (%)	11.2%	27.0%	14.4%	13.2%	17.4%

EV = *market capitalization + net debt*

[2] according to US generally accepted principles (USGAAP)

COORPORATE SOCIAL RESPONSIBILITY

Vale's mission is to transform natural resources into prosperity and sustainable development, with the vision to be the global number one natural resources company in terms of long-term value creation, with excellence, passion for people and the planet.

Vale investments in corporate social responsibility totaled USD 3.404 billion in the 2009-2011 three-year period. The budget for 2012 foresees investments of USD 1.648 billion, including USD 1.354 billion for environmental protection and conservation and USD 293 million for social projects.

In 2011, Vale was selected for the second consecutive year to compose the ISE - Corporate Sustainability Index of BOVESPA and BM&F also continued to be part of ICO2 - Carbon Efficient Index.

Also in 2011, Vale was elected best mining company according to the ranking of the Carbon Disclosure Project (CDP). As a result, we joined for the second consecutive year the index Carbon Disclosure Leadership Index (CDLI), being the only Latin American company to be part of this index. The CDP is an important nonprofit institution with the purpose is to promote the reduction of greenhouse gas emissions and the sustainable use of water for cities and businesses.

To achieve the standards of excellence in sustainability, Vale has developed a series of actions guided by global policies, such as the Sustainable Development Policy, Policy on Human Rights and Health and Safety Policy.

In order to establish goals and actions to improve sustainability performance, Vale created the Sustainability Action Plan (SAP), whose results have become one of the criteria for remuneration.

Annually, Vale publishes the Sustainability Report based on the methodology spread worldwide by the Global Reporting Initiative (GRI), to provide transparency to our performance in sustainability agenda.

Fundação Vale's strategy is based on an innovative concept: the Social Public Private Partnership (PSPP). The main objective is to promote community development, where Vale operates, combining the effort, resources and expertise from governments, private sector and society around a common target. This combination generates results in the short, medium and long term. Fundação Vale investments are focused on initiatives to strengthen governance and human development, primarily in education, professional training and also to support the improvement of municipal infrastructure and housing.

In Vale's international units, our strategy of CSR considers the creation of international foundations, always respecting the culture of each region. Currently, Vale has created three foundations outside Brazil: in Colombia, Mozambique and New Caledonia. The basis of our work is the methodology and experiences developed by the Fundação Vale in Brazil.

The health and safety of our employees is priority in Vale's strategy, with specific and rigorous yearly targets, which also have an impact on the remuneration of all executives of the company.

We continue to reduce the incidence of accidents in 2011. In Brazil, the frequency lost workday case frequency rate (LWCFR), measured in number of lost-time accidents per million hours worked was 0.61, with a decrease of 29.2% compared to 2010. Total recordable injury frequency rate (TRIFR) in number of accidents per million man hours worked, was 23.2, a decline of 24.4% compared to 2010. The global indicators reflect progress: a reduction of 16.9% in LWCFR and 14.4% in TRIFR compared to 2010.

PROMOTING GROWTH

In the last Five years Vale invested US$ 57.528 billion in sustaining of existing operations, research and development (R&D) and project execution. From this total amount, US$ 36.928 billion were invested in Brazil.

Our growth strategy prioritizes the exploitation of opportunities for organic growth, focusing on the diversification by product and geography, with world-class and low-cost assets able to create value across the cycles. Our project portfolio involves both investment-based demand products such as iron ore, pellets, coal and copper, as well as consumption-based demand products, such as nickel and fertilizers. Therefore, the profile of our portfolio positions us to meet the needs stemming from the long-term growth dynamics of emerging market economies.

The Brazilian demand for fertilizers has been expanding at 5.7% per year over the last twenty years and, given the potential of its agricultural production, it is expected to remain on the growth track for the long-term. This suggests the large potential of value creation of our investments in the fertilizer business, which takes advantage of the opportunities offered by the Brazilian market.

In 2011, investments – excluding acquisitions – totaled US$ 17.994 billion, with a significant increase of 42% over the US$ 12.705 billion invested in 2010, however still below budget due to challenges in project execution. Out of the amount disbursed in 2011, US$ 11.684 billion was allocated to the development of projects, US$ 1.742 billion to R&D and US$ 4.568 billion to stay-in-business.

Investments of US$ 10.247 billion were made in the bulk materials business, US$ 4.082 billion in base metals, US$ 1.347 million in fertilizers, US$ 820 million in power generation, US$ 460 million in steel projects, US$ 446 million in logistics services for general cargo, and US$ 592 million in corporate activities and other business segments.

Vale delivered five projects: (i) Onça Puma, our first ferronickel operation, in Brazil, (ii) Oman, two pelletizing plants and a distribution center in the industrial site of Sohar, (iii) Moatize, our first greenfield coal project as well as our first project in Africa, in the province of Tete, Mozambique, and two hydropower plants (iv) Karebbe in Indonesia and (v) Estreito in Brazil.

Onça Puma is a ferronickel operation (mine and processing plant) in the Brazilian state of Pará, built mostly on lateritic nickel deposits of saprolitic ore, which started up in March 2011. The commissioning of the second line was concluded and the first matte was produced in January 2012, an important milestone. Its nominal production capacity is 53,000 metric tons per year of nickel contained in ferronickel, its final product.

The two pellet plants in Oman started production of direct reduction pellets. Each plant has the capacity to produce 4.5 Mtpy. The first plant is producing at full capacity and the second has been ramping up since November 2011. The bulk terminal and distribution center with the capacity to handle 40 Mt annually are fully operational.

The first phase of the Moatize coal asset began operations in August 2011. Total capacity is 11 Mtpy, of which 8.5 Mt of coking coal, chiefly premium hard coking coal. In November 2011, the Board of Directors approved Moatize II, which will increase coal production capacity in Mozambique to 22 Mtpy, as well as the implementation of the Nacala Corridor project, a world-class logistics railway and port infrastructure to support Moatize's expansion of production capacity.

Vale owns 67% of Sociedade Desenvolvimento Corredor do Norte S.A. (SDCN), the Mozambican company that controls each of the existing railways in Mozambique (CDN) and Malawi (CEAR), which are instrumental for linking Moatize to Nacala-à-Velha, where our maritime terminal will be located.

The Karebbe hydroelectric power plant in Sulawesi, Indonesia, came on stream in September 2011 and is projected to add 90 megawatts of average generating capacity. The plant supplies power to our Indonesian operations, which reduces our production costs and enables the potential expansion to 90,000 tons per year of nickel matte.

In 2011, four of the eight turbines of the Estreito hydroelectric power plant became operational. Estreito is our first hydroelectric power plant in the Northern region and is located in the Tocantins River, on the border between the Brazilian states of Maranhão and Tocantins. The plant will have an installed capacity of 1,087 megawatts. We have a 30% stake in the consortium that operates the plant.

We are investing in the expansion of a global distribution network of iron ore, involving a fleet of vessels, especially the Valemax with 400,000 dwt capacity, the construction of distribution centers in Omand and Malaysia and floating transfer stations.

In February 2012, our first floating transfer station started operation in Subic Bay, the Philippines, which allows total or partial transshipment of very large ore carriers (Valemax) to feed smaller ships. Subic Bay is a naturally well-protected location against ocean swells and winds, has a natural deep water draft, and is only a few days away from all Asian customers. Investments amounted to US$ 52 million.

Expenditures to fund acquisitions totaled US$ 1.416 billion in 2011, which mainly included: (i) US$ 1.117 billion in the tender offer to acquire up to 100% of the publicly held shares of our subsidiary Vale Fertilizantes, (ii) US$ 48 million for the acquisition of a fertilizer processing plant in Cubatão, Brazil and (iii) US$ 173.5 million to acquire the control of Biopalma, in the state of Pará, Brazil, a project to

produce biodiesel.

On December 12, 2011, our wholly owned subsidiary Mineração Naque S.A. concluded the tender offer, and as a result we acquired 83.8% of the publicly held common shares and 94.0% of the publicly held preferred shares of Vale Fertilizantes, which correspond to 0.1% of the total common shares and 29.8% of the total preferred shares. The total expenditure amounted to R$ 2.078 billion (US$ 1.117 billion). Subsequently, on January 26, 2012, we redeemed the remaining shares, and cancelled Vale Fertilizantes' listing.

The 2012 investment budget of US$ 21.4 billion, includes expenditures of US$ 12.9 billion destined to project execution, US$ 2.4 billion with R&D and US$ 6.1 billion dedicated for sustaining existing operations.

Our twenty major projects under construction include total investments until their conclusion of US$ 48.818 billion, being that 27.0 % was executed last year. In 2012, expenditures budgeted for these projects amount to US$ 9.744 billion, representing 75.2% of the total being invested in project in the year.

TOTAL INVESTMENT BY CATEGORY					
US$ million	2007	2008	2009	2010	2011
Organic growth	**5,423**	**7,519**	**6,855**	**9,375**	**13,426**
Projects	4,682	6,457	5,845	8,239	11,684
R&D	741	1,063	1,010	1,136	1,742
Stay-in-business	**2,202**	**2,671**	**2,157**	**3,330**	**4,568**
Total	**7,625**	**10,191**	**9,013**	**12,705**	**17,994**

TOTAL INVESTMENT BY BUSINESS AREA					
US$ million	2007	2008	2009	2010	2011[3]
Bulk materials	**1,915**	**2,563**	**2,687**	**4,441**	**10,247**
Ferrous minerals	1,747	2,171	2,124	3,474	9,049
Coal	168	392	564	967	1,197
Base metals	**3,990**	**4,615**	**3,053**	**2,973**	**4,082**
Fertilizer nutrients	**0**	**0**	**91**	**843**	**1,347**
Logistics services	**977**	**1,952**	**1,985**	**2,852**	**446**
Power generation	**165**	**406**	**688**	**656**	**820**
Steel	**278**	**145**	**184**	**186**	**460**
Others	**300**	**511**	**324**	**755**	**592**
Total	**7,625**	**10,191**	**9,013**	**12,705**	**17,994**

[3] Investments in Logistics services in 2011 only encompass investments in General Cargo logistics.

SHAREHOLDER VALUE CREATION

In the last five years, from 2007 to 2011, Vale's total shareholder return was 73.1%, equivalent to 11.6% per year in U.S. dollars. The TSR was strongly affected by unfavorable conditions in the stock market, considerably influenced by negative expectations about the evolution of the sovereign debt crisis in the Eurozone. For example, in 2011 the Bovespa index fell 18.1%, the MSCI Metals & Mining 29.9% and the MSCI World 7.6%.

Vale's market share dropped substantially, from US$ 176.3 billion by the end of 2010 to US$ 113 billion by the end of 2011, completely at odds with our operational and financial performance, the best of all times.

We returned US$ 12 billion to the shareholders, US$ 9 billion through dividend distribution and interest on equity and US$ 3 billion through our share buyback program. Our dividend yield was the highest among our peers, 5.8%for the preferred shares and 5% for the common shares.

During the period of 2007-2011, Vale paid to its shareholders US$ 19.449 billion in dividends and interest on equity, it represented 26.7% of its investments in our operations and acquisitions. In the same period, Vale bought back US$ 5.762 billion in shares, returning to shareholders 47.3% of the issued capital held in 2008, from US$ 12.190 billion.

EVOLUTION OF VALE'S MARKET VALUE
US$ billion


05/16/2008, historic record USD 200.5 billion
02/09/2012 US$ 138.4 billion
220
200
180
160
140
120
100
80
60
40
jan-07
jul-07
jan-08
jul-08
jan-09
jul-09
jan-10
jul-10
jan-11
jul-11
jan-12

VALE ON x VALE PNA x IBOVESPA – Base Jan-2007


VALE ON
VALE PNA
IBOVESPA
230
210
190
170
150
130
110
90
70
2007
2008
2009
2010
2011
2012

VALE x VALE/P x MSCI Metals & Mining – Base Jan-2006


VALE
VALE/P
MSCI Metals & Mining
330
280
230
180
130
80
30
2007
2008
2009
2010
2011
2012

BUSINESS OUTLOOK

After the strong recovery from the Great Recession of 2008/2009, global economic activity decelerated in 2011, expanding at below-trend pace. Various factors influenced the slower global growth, which contributed to heighten the volatility of financial asset and commodity prices and to create negative expectations about the future.

The oil and food price shock produced a temporary rise in inflation, causing purchasing power losses and as a consequence a negative impact on consumption expenditures. However, the effects of these shocks have dissipated since the latter part of 2011. Libyan oil output is recovering faster than expected and the commitment of Saudi Arabia and the UAE to offset an eventual cut in Iranian exports helps to keep prices within a range which does not cause a threat to global economic stability.

Natural disasters produced volatility in short-term growth, with the most severe one, the Tohoku earthquake, provoking immediately a large fall in Japanese real output and disruption of the global supply chain. Later in the year, the floods in Thailand produced a similar effect, although with a smaller magnitude, given the limited size of the Thai economy. The global supply chain is back to normalcy following the recovery in Japanese and Thai manufacturing production and exports.

The normalization of monetary and fiscal policies in emerging economies from the expansionary mode adopted to counteract the effects of the global financial shock of 2008 was able to curb an inflationary trend but at the same time set in motion a cyclical downswing in economic activity. Since the third quarter of 2011, the central banks of emerging economies - starting with the Central Bank of Brazil and followed by others in Latin America and Asia – have made a gradual exit from tight monetary and credit policies in order to stimulate growth.

Given that most of the forces underlying the deceleration of economic activity last year have faded, cyclical dynamics are pointing to acceleration over the next few months. Global manufacturing PMI rose for the second consecutive month in January 2012, driven by a surge in new orders, while there was a large drop in finished goods inventories, a movement signaling an expansion of global industrial output in the short-term, thus ultimately leading to a strengthening of the demand for minerals and metals.

Global IP growth plunged in 4Q11, but there is evidence of performance improvement in some countries by yearend. Although US manufacturers were ramping up production, in Asia output was cut to allow for a slowing down in inventory accumulation. As suggested by the rise in the new orders/inventory ratio, it is highly likely that these drags on global manufacturing are diminishing.

Of course, the continuation of industrial production recovery is conditional on the expansion of final demand. Global retail sales were showing a poor performance by the end of 2011, mostly influenced by the recession in Europe. On the other hand, retail sales in emerging economies have accelerated and global car sales are rebounding, helping to create momentum for global industrial production growth.

The combination of declining global inflation, accommodative monetary policies, inventory building, and a positive feedback loop from improving asset prices, has the potential to create a brighter global economic outlook for 2012 - fueled by emerging market economies - in which acceleration is expected to take place in the second half of the year.

A moderate global economic performance is expected, given the broad-based need of developed economies to cut budget deficits in order to address the debt sustainability issue. In addition, the deleveraging of European banks is tightening credit and producing recessionary pressures on the Euro area, working also as a drag on emerging market growth. However, global growth is estimated to be strong enough to sustain a robust demand for minerals and metals.

In this context, the Euro area debt crisis remains overwhelmingly the downside risk to world economic growth. In the short-term, the European Central Bank (ECB) extension of the collateral pool and 3-year financing to banks has generated expectations that official support mechanisms will be able to deal with the crisis, translated into a decline in Euro area tail risks and a rally in risk assets.

For instance, January 2012 was the best January for emerging market equities since 2001, and Italian and Spanish 10-yr sovereign bond yields fell 1,778 and 1,453 basis points, respectively, from the end of November 2011 to mid-February 2012.

At the same time, the ECB support for the banking system has helped to give policy makers time to underpin sovereign funding.

More fundamentally, securing political agreement to build funding capacity to meet the large potential needs of the Euro area debt-troubled countries is a key move to produce a powerful deterrent to the crisis spillover to the global economy.

China´s economy performed well in 2011, with growth slowing smoothly, but still being very robust in absolute terms given its size as the world´s second largest economy. There was no property sector collapse or local government debt crisis, two of the major financial markets concerns. For this year, the Chinese economy faces two major risks: the effect of the weakening of exports resulting from the European recession and the deceleration in housing investment.

Exports are decelerating, very likely bottoming in 1H12. Despite being the largest world exporter, Chinese growth has been primarily driven by domestic demand, a characteristic that helps to explain the resilience of China´s economy during the global recessions of 1998, 2001 and 2008/2009.

Given the reversal in the inflation trend and the slowing of the pace of economic activity, the focus of government authorities has changed from inflation fighting to supporting growth. Some policy easing is beginning to be implemented and likely to become more intense if needed: (a) a gradual exiting from the tight monetary policy implemented since mid-2010; (b) some loosening in credit controls, mostly for small and medium sized enterprises and for first mortgages; (c) increases in infrastructure investment, chiefly in the Central and Western regions of the country and social housing spending.

The ongoing policy restrictions in the property sector have led to weakness in sales and housing starts. The slowdown in overall construction and the fall in land purchases have caused a sharp deceleration in property investment.

It is highly likely that social housing will have an important role in Chinese property construction, as it allows the government to maintain restrictions on credit to the sector, contributing to make house prices more affordable while offsetting the negative impact on growth arising from the performance of the housing market. About 8 million units of social housing were completed in 2011 against 3 million in 2010, and another 8 million are estimated to be delivered this year.

Given the importance of property construction in the Chinese economy, a push for a rapid increase in social housing construction is highly likely in the event of the emergence of recessionary pressures.

After falling in 2010 - the first drop in many years - Chinese iron ore imports increased by 10.8% in 2011, reaching 687 Mt, which represents 64.8% of the global seaborne trade. Seaborne trade in 2011 was 1.065 billion metric tons, rising 7.0% over the prior year.

The recession in Europe has had a negative impact on the global demand for iron ore and pellets. Our sales of iron ore and pellets to Europe dropped significantly in 4Q11, but we were able to more than offset the demand contraction in the region, setting records for both annual and fourth quarter shipments.

Despite the economic downturn in Europe, we expect a tight global market for iron ore this year, as Chinese demand continues to grow and supply expansion becomes constrained.

Project execution remains a major challenge, and only a limited number of small low-quality high cost projects will come on stream in 2012.

Impoverishment of the quality of existing reserves, reflected in lower Fe content, higher impurities and greater volumes of tailings, contributes to higher opex and capex costs and limits supply growth as it forces mining companies to invest in new capacity just to keep up with replacing lost capacity.

India, the third largest global supplier, saw its exports decreasing for the second year in a row, reaching 69.5 Mt last year against the peak of 113.9 Mt reached in 2009. India supplied 31.0% of Chinese imports in 2005, but since then it has lost ground, accounting for only 9.7% in 2011. The government ban on illegal mining and the need to allocate additional volumes of iron ore to feed expanding domestic steel production has created a downward trend for Indian exports, which is expected to continue over the next few years.

Given the challenges to supply growth, high prices are required to incentivize production from marginal high-cost miners, such as the Chinese iron ore producers and non-traditional suppliers. For instance, simultaneously to the rise in real iron ore prices and reflecting the relative scarcity of iron ore in the

world, during the last ten years China more than doubled the number of countries from which it imports iron ore, recently reaching 46.

Alongside the adoption of price flexibility, Vale is building a distribution network to enhance its competitiveness in the global iron ore market. In addition to a fleet of very large ore carriers (Valemax), we are implementing distribution centers in the Middle East – Oman is already in operation – and Southeast Asia, the Malaysian center, will come on stream in 2014.

Given the long distance from our ports to these regions, the distribution centers will develop an important role, increasing flexibility to meet client demand in a more timely manner and creating new storage and blending capacity. The blending of different ores will improve our ability to satisfy client demand for specific types of products.

Our first floating transfer station, located in Subic Bay, in the Philippines, is starting operations, making feasible total or partial transfer of iron ore cargoes from the Valemax vessels to smaller ships. According to our distribution strategy, about 85% of the distance between Brazil and Asia will be covered by large low-cost vessels sailing to the distribution centers and the transfer station, with the remaining distance being covered by smaller ships, better suited to accessing smaller ports with a high level of operating safety. Therefore, the strategy will contribute to increase our capacity to service clients at lower costs.

Global stainless steel output reached an-all time high figure of 33.181 million metric tons in 2011. It increased 3.8% over 2010, which saw a strong recovery in production, rising 23.6% against the prior year. After some slowing in 4Q11, the demand for stainless steel is improving again as we enter 2012, with orders increasing in the Americas and Europe.

The demand for nickel for non-stainless steel applications continues to increase. Some major end users of nickel are growing strongly: aerospace, industrial gas turbines, autos, heavy equipment and energy.

The improvement in expectations concerning the Euro area debt crisis was one of main factors underlying the recent nickel price rally, from the lows of US$ 17,000 at the end of November 2011 to the recent level of US$ 21,000. Given the demand prospects, the outlook for nickel prices depends on the pace of the ramp up of new projects and Chinese pig iron production. The downside risk for prices is limited by the rising costs of nickel pig iron, which contributes to support prices above US$ 17,000.

INDEPENDENT AUDITORS RELATIONS POLICY

Vale has developed and formalized specific pre-approval rules and procedures for the services provided by external auditors. These are aimed at avoiding conflicts of interest, and preventing our independent external auditors from losing objectivity.

Vale's policy for Independent Auditors, when providing services not related to external audits, is based on principles which preserve their independence. In line with the best corporate governance practices, all of the services provided by our independent auditors are pre-approved by the Board of Auditors.

According to CVM Instruction 381/2003, services to be provided by the Company's external auditors, PricewaterhouseCoopers Auditores Independents, for a three-year period from June 2009, for the fiscal year 2011 to Valle and its subsidiaries were as follows:

R$ thousand	Vale and subsidiaries	Shared control companies	Total
Accounting Audit	17,790	593	18,383
Audit - Sarbanes Oxley Law	2,978	-	2,978
Services related to the Audit	826	773	1,599
Tax Services	153	450	603
Other	270	33	303
Total services	22,017	1,849	23,866

OPINION OF THE CONTROLLING COMMITTEE ON ANNUAL REPORT AND FINANCIAL STATEMENTS

Vale S.A ("Vale") controlling committee, on the terms of article 24, paragraph IV of its Bylaws, after examining the Annual Report and the Financial Statements related to the fiscal year 2011, recommend to the fiscal council the approval of the referred documents.

Rio de Janeiro, February 14, 2012.

____
Paulo Ricardo Ultra Soares

____
Paulo Roberto Ferreira de Medeiros

____
Luiz Carlos de Freiras

Cren.012/2012

VALE

Financial Statements

December 31, 2011

IFRS

Filed at CVM, SEC and HKEx on
February 15, 2012

Vale S.A.

Consolidated Financial Statements Index

Vale S.A.

Index of Notes to the Financial Statements

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Vale S.A.

We have audited the accompanying parent company financial statements of Vale S.A. (the"Company"), which comprise the balance sheet as at December 31, 2011 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Vale S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company financial statements

In our opinion, the parent company financial statements, present fairly, in all material respects, the financial position of Vale S.A. as at December 31, 2011, and its financial performance and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and accounting practices adopted in Brazil.

Emphasis of matter

As described in Note 2, the parent company financial statements have been prepared in accordance with the accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate financial statements, only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities, based on the equity method of accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified due to this matter.

Other matters statements of value added

We have also audited the parent company and consolidated statements of value added, for the year ended December 31, 2011, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures previously described and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro,February 15, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol
Contador CRC 1SP55975/O-8 "S" RJ

Balance Sheet

In millions of Reais

	Notes	Consolidated December 31, 2011	Consolidated December 31, 2010	Parent Company December 31, 2011	Parent Company December 31, 2010
Assets					
Current assets					
Cash and cash equivalents	7	7,458	13,469	575	4,823
Short-term investments	8	115	2,987	-	-
Derivatives at fair value	24	1,122	87	574	37
Accounts receivable	9	16,236	13,962	15,809	18,378
Related parties	29	69	90	2,561	1,123
Inventories	10	10,351	7,592	3,183	2,317
Recoverable taxes	11	4,317	2,796	2,317	1,961
Advances to suppliers		733	318	382	273
Others		1,694	1,091	183	179
		42,095	**42,392**	**25,584**	**29,091**
Non-current Assets held for sale		-	11,876	-	-
		42,095	**54,268**	**25,584**	**29,091**
Non-current assets					
Related parties	29	904	8	446	1,936
Loans and financing agreements to receive		399	274	158	164
Prepaid expenses		506	254	17	-
Judicial deposits	17	2,920	3,062	2,091	2,312
Deferred income tax and social contribution	19	3,692	2,440	2,109	1,789
Recoverable taxes	11	1,233	612	201	125
Derivatives at fair value	24	112	502	96	284
Reinvestment tax incentive		429	239	429	239
Others		718	697	372	283
		10,913	**8,088**	**5,919**	**7,132**
Investments	12	10,917	3,945	113,150	92,111
Intangible assets	13	19,752	18,274	13,974	13,563
Property, plant and equipment, net	14	158,105	130,087	55,503	44,463
		199,687	**160,394**	**188,546**	**157,269**
Total assets		**241,782**	**214,662**	**214,130**	**186,360**

(A free translation from the original in Portuguese)

Balance Sheet

In millions of Reais, except number of shares
(Continued)

	Notes	Consolidated December 31, 2011	Consolidated December 31, 2010	Parent Company December 31, 2011	Parent Company December 31, 2010
Liabilities and stockholders' equity					
Current liabilities					
Suppliers and contractors		9,157	5,804	3,504	2,863
Payroll and related charges		2,527	1,966	1,582	1,270
Derivatives at fair value	24	138	92	117	-
Current portion of long-term debt	16	3,212	4,866	892	616
Short-term debt	16	660	1,144	-	-
Related parties	29	32	24	4,959	5,326
Taxes payable and royalties		989	455	330	204
Provision for income taxes		1,048	1,310	-	414
Employee post retirement benefits obligations	20	316	311	141	176
Provision for asset retirement obligations	18	136	128	21	44
Dividends and interest on capital		2,207	8,104	2,207	8,104
Others		1,803	1,840	400	705
		22,225	**26,044**	**14,153**	**19,722**
Liabilities directly associated with assets held for sale		-	5,340	-	-
		22,225	**31,384**	**14,153**	**19,722**
Non-current liabilities					
Derivatives at fair value	24	1,239	103	953	-
Long-term debt	16	42,753	37,779	18,596	15,908
Related parties	29	230	3	28,654	27,597
Employee post retirement benefits obligations	20	2,846	3,224	406	504
Provisions for contingencies	17	3,438	3,712	1,928	2,108
Deferred income tax and social contribution	19	10,773	12,947	-	3,574
Asset retirement obligations	18	3,468	2,463	1,095	761
Stockholders' Debentures	22	2,496	2,140	2,496	2,140
Redeemable noncontrolling interest		943	1,186	-	-
Others		4,680	3,395	2,373	1,929
		72,866	**66,952**	**56,501**	**54,521**
Stockholders' equity	23				
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010 - 2,108,579,618) issued		29,475	19,650	29,475	19,650
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010 - 3,256,724,482) issued		45,525	30,350	45,525	30,350
Mandatorily convertible votes - common shares		360	445	360	445
Mandatorily convertible votes - preferred shares		796	996	796	996
Treasury stock - 181,099,814 (2010 - 99,649,571) preferred and 86,911,207 (2010 - 47,375,394) common shares		(9,917)	(4,826)	(9,917)	(4,826)
Results from operations with noncontrolling stockholders		(71)	685	(71)	685
Results in the translation/issuance of shares		-	1,867	-	1,867
Valuation adjustment		220	(25)	220	(25)
Cumulative translation adjustments		(1,017)	(9,512)	(1,017)	(9,512)
Retained earnings		78,105	72,487	78,105	72,487
Total company stockholders' equity		**143,476**	**112,117**	**143,476**	**112,117**
Noncontrolling interests		**3,215**	**4,209**	**-**	**-**
Total stockholders' equity		**146,691**	**116,326**	**143,476**	**112,117**
Total liabilities and stockholders' equity		**241,782**	**214,662**	**214,130**	**186,360**

The accompanying notes are an integral part of these financial statements.

Statement of Income Consolidated

In millions of Reais, except as otherwise stated

		Three-month period ended (unaudited)			Year ended	
	Notes	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Net operating revenue	25	27,138	28,009	26,493	103,195	83,225
Cost of goods solds and services rendered	26	(11,135)	(10,443)	(10,385)	(40,489)	(33,756)
Gross profit		**16,003**	**17,566**	**16,108**	**62,706**	**49,469**
Operating (expenses) income						
Selling and administrative expenses	26	(1,571)	(1,139)	(1,190)	(4,211)	(3,201)
Research and development expenses	26	(975)	(728)	(506)	(2,862)	(1,567)
Other operating expenses, net	26	(1,845)	(1,255)	(1,570)	(4,986)	(4,211)
Realized gain on assets available for sales		-	-	-	2,492	-
		(4,391)	(3,122)	(3,266)	(9,567)	(8,979)
Operating profit		**11,612**	**14,444**	**12,842**	**53,139**	**40,490**
Financial income	27	552	1,006	1,845	4,650	5,154
Financial expenses	27	(1,703)	(7,135)	(2,320)	(11,273)	(7,917)
Equity results from associates	12	(179)	28	(36)	(51)	(48)
Income before income tax and social contribution		**10,282**	**8,343**	**12,331**	**46,465**	**37,679**
Current		(1,977)	(1,990)	(2,828)	(9,577)	(9,286)
Deferred		(136)	1,497	708	512	2,251
Income tax and social contribution	**19**	**(2,113)**	**(493)**	**(2,120)**	**(9,065)**	**(7,035)**
Income from continuing operations		8,169	7,850	10,211	37,400	30,644
Results on discontinued operations		-	-	-	-	(222)
Net income of the period		**8,169**	**7,850**	**10,211**	**37,400**	**30,422**
Net gain (loss) attributable to non-controlling interests		(185)	(43)	209	(414)	352
Net income attributable to the Company's stockholders	**25**	**8,354**	**7,893**	**10,002**	**37,814**	**30,070**
Earnings per share attributable to the company's stockholders:						
Basic earnings per share:						
Continuing operations						
Preferred share and Common		1.61	1.50	1.90	7.21	5.70
Discontinued operations						
Preferred share and Common		-	-	-	-	(0.04)
Diluted earnings per share:						
Continuing operations						
Preferred share and Common		1.61	1.50	1.90	7.21	5.70
Discontinued operations						
Preferred share and Common		-	-	-	-	(0.04)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Income Parent Company

In millions of Reais, except as otherwise stated

	Notes	December 31, 2011	Year ended December 31, 2010
Net operating revenue		66,082	51,386
Cost of goods solds and services rendered	26	(20,958)	(17,892)
Gross profit		45,124	33,494
Operating (expenses) income			
Selling and administrative expenses	26	(2,176)	(1,748)
Research and development expenses	26	(1,460)	(1,003)
Other operating expenses, net	26	(1,704)	(759)
Equity results from subsidiaries	12	7,555	8,709
Realized gain on assets available for sale		2,492	-
		4,707	5,199
Operating profit		49,831	38,693
Financial income	27	2,958	3,954
Financial expenses	27	(8,552)	(5,575)
Equity results from associates	12	(51)	(48)
Income before income tax and social contribution		**44,186**	37,024
Current		(6,671)	(7,356)
Deferred		299	624
Income tax and social contribution	19	(6,372)	(6,732)
Income from continuing operations		37,814	30,292
Results for discontinued operations		-	(222)
Net income of the period		**37,814**	30,070
Earnings per share attributable to the company's stockholders:			
Basic earnings per share:			
Continuing operations			
Preferred share and common		7.21	5.70
Discontinued operations			
Preferred share and common		-	(0.04)
Diluted earnings per share:			
Continuing operations			
Preferred share and common		7.21	5.70
Discontinued operations			
Preferred share and common		-	(0.04)

The accompanying notes are an integral part of these financial statements.

Statement of Comprehensive Income

In millions of Reais

	Consolidated				
	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Net income	8,169	7,850	10,211	37,400	30,422
Other comprehensive income					
Cumulative translation adjustments	1,284	11,212	88	8,828	(859)
Unrealized gain (loss) on available-for-sale investments					
Gross balance as of the period/year ended	2	(1)	104	6	37
Tax benefit (expense)	-	-	(10)	-	(16)
	2	**(1)**	**94**	**6**	**21**
Cash flow hedge					
Gross balance as of the period/year ended	(262)	214	(316)	219	60
Tax benefit (expense)	9	44	101	21	(19)
	(253)	**258**	**(215)**	**240**	**41**
Total comprehensive income of the period	**9,202**	**19,319**	**10,178**	**46,474**	**29,625**
Net income attributable to noncontrolling interests	(118)	460	60	(80)	186
Net income attributable to the Company's stockholders	9,320	18,859	10,118	46,554	29,439
	9,202	**19,319**	**10,178**	**46,474**	**29,625**

	Parent Company	
	Year ended	
	December 31, 2011	December 31, 2010
Net income	37,814	30,070
Other comprehensive income		
Cumulative translation adjustments	8,495	(626)
Unrealized gain (loss) on available-for-sale investments		
Gross balance as of the period/year ended	6	37
Tax benefit (expense)	-	(16)
	6	**21**
Comprehensive Equity results from associates		
Cash flow hedge		
Gross balance as of the period/year ended	218	(6)
Tax benefit (expense)	21	(20)
	239	**(26)**
Total comprehensive income of the period	**46,554**	**29,439**

The accompanying notes are an integral part of these financial statements.

VALE

Statement of Changes in Stockholders' Equity

In millions of Reais

												Year ended
	Capital	Results in the translation/ issuance of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Valuation adjustment	Income from operations with non-controlling stockholders	Cumulative translation adjustment	Retained earnings	Parent company stockholders' equity	Non-controlling stockholders's interests	Total stockholders'' equity
January 01, 2010	**47,434**	**(161)**	**4,587**	**49,272**	**(2,470)**	**(21)**	**-**	**(8,886)**	**6,003**	**95,758**	**4,535**	**100,293**
Net income of the period									10,070	10,070	352	10,422
Capitalization of reserves	2,366	-	-	(2,366)	-	-	-	-	-	-	-	-
Capitalization of noncontrolling stockholders advances	-	-	-	-	-	-	-	-	-	-	62	62
Gain on conversion of shares	-	2,028	(3,064)	-	1,036	-	-	-	-	-	-	-
Repurchase of stock	-	-	-	-	(3,392)	-	-	-	-	(3,392)	-	(3,392)
Additional remuneration for mandatorily convertible notes	-	-	(82)	-	-	-	-	-	-	(82)	-	(82)
Unrealized results on valuation at market	-	-	-	-	-	(4)	-	-	-	(4)	66	62
Translation adjustments for the period	-	-	-	-	-	-	-	(626)	-	(626)	(233)	(859)
Dividends to noncontrolling stockholders	-	-	-	-	-	-	-	-	-	-	121	121
Acquisitions and disposal of non controlling shareholdings	-	-	-	-	-	-	685	-	-	685	2,486	3,171
Transfer to assets held for sale of noncontrolling stockholders	-	-	-	-	-	-	-	-	-	-	(3,180)	(3,180)
Additional Remuneration	-	-	-	(313)	-	-	-	-	-	(313)	-	(313)
Interim Interest on capital and dividends	-	-	-	-	-	-	-	-	(1,675)	(1,675)	-	(1,675)
Destination of earnings:												
Additional remuneration proposed to stockholders	-	-	-	-	-	-	-	-	(8,104)	(8,104)	-	(8,104)
Appropriation to undistributed retained earnings	-	-	-	26,264	-	-	-	-	(26,264)	-	-	-
December 30, 2010	**50,000**	**1,867**	**1,441**	**72,487**	**(4,826)**	**(25)**	**685**	**(9,512)**	**-**	**112,117**	**4,209**	**116,326**
January 01, 2011												
Net income of the period	-	-	-	-	-	-	-	-	17,814	17,814	(414)	17,400
Capitalization of reserves	25,000	(1,867)	-	(23,133)	-	-	-	-	-	-	-	-
Capitalization of noncontrolling stockholders advances	-	-	-	-	-	-	-	-	-	-	35	35
Repurchase of shares	-	-	-	-	(5,091)	-	-	-	-	(5,091)	-	(5,091)
Remuneration for mandatorily convertible notes	-	-	(285)	-	-	-	-	-	-	(285)	-	(285)
Cash flow hedge, net of taxes	-	-	-	-	-	239	-	-	-	239	1	240
Unrealized results on valuation at market	-	-	-	-	-	6	-	-	-	6	-	6
Translation adjustments for the period	-	-	-	-	-	-	-	8,465	-	8,465	363	8,828
Dividends to noncontrolling stockholders	-	-	-	-	-	-	-	-	-	-	(180)	(180)
Redeemable noncontrolling stockholders' interest	-	-	-	-	-	-	-	-	-	-	351	351
Acquisitions and disposal of noncontrolling shareholdings	-	-	-	-	-	-	(736)	-	-	(736)	(1,140)	(1,876)
Interim dividends	-	-	-	-	-	-	-	-	(6,836)	(6,836)	-	(6,836)
Destination of earnings:												
Additional remuneration	-	-	-	-	-	-	-	-	(2,207)	(2,207)	-	(2,207)
Appropriation to undistributed retained earnings	-	-	-	28,751	-	-	-	-	(28,751)	-	-	-
December 30, 2011	**75,000**	**-**	**1,156**	**78,105**	**(9,917)**	**220**	**(71)**	**(1,017)**	**-**	**149,476**	**3,215**	**146,691**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flow Consolidated

In millions of Reais

	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cash flow from operating activities:					
Net income	8,169	7,850	10,211	37,400	30,422
Adjustments to reconcile net income to cash from operations					
Results of equity investments	179	(28)	36	51	48
Realized gain on assets held for sale	-	-	-	(2,492)	-
Results from discontinued operations	-	-	-	-	222
Depreciation, amortization and depletion	2,114	1,666	1,794	6,932	5,741
Deferred income tax and social contribution	136	(1,497)	(708)	(512)	(2,251)
Monetary and exchange rate changes, net	1,916	3,495	(797)	4,995	24
Loss on disposal of property, plant and equipment	42	65	491	483	1,195
Net unrealized losses (gains) on derivatives	543	1,095	909	915	1,024
Others	(68)	111	(96)	(202)	450
Decrease (increase) in assets:					
Accounts receivable from customers	362	(1,371)	2,063	(1,675)	(5,302)
Inventories	(464)	(538)	(14)	(2,473)	(1,579)
Recoverable taxes	(400)	(230)	(57)	(943)	153
Others	(226)	(231)	744	(635)	750
Increase (decrease) in liabilities:					
Suppliers and contractors	284	1,314	(553)	2,484	1,653
Payroll and related charges	373	435	353	514	363
Taxes and contributions	828	(4,393)	(313)	(3,087)	2,182
Others	680	(710)	(332)	307	280
Net cash provided by operating activities	**14,468**	**7,033**	**13,731**	**42,062**	**35,375**
Cash flow from investing activities:					
Short-term investments	(115)	-	(2,987)	2,872	3,537
Loans and advances receivable	(356)	395	(65)	(303)	(161)
Guarantees and deposits	(106)	(280)	291	(144)	(64)
Additions to investments	(582)	(31)	(15)	(716)	(120)
Additions to property, plant and equipment	(11,682)	(5,830)	(9,196)	(28,292)	(23,546)
Dividends/interest on capital received	-	-	-	84	147
Acquisitions/sales of subsidiaries	-	-	-	1,795	(11,378)
Net cash provided by (used in) investing activities	**(12,841)**	**(5,746)**	**(11,972)**	**(24,704)**	**(31,585)**
Cash flow from financing activities:					
Short-term debt					
Additions	701	44	735	2,678	4,776
Repayments	(746)	(324)	(473)	(3,027)	(4,466)
Long-term debt					
Additions	612	1,351	1,966	3,480	8,375
Repayments:					
Financial institutions	(185)	(1,241)	(1,596)	(4,434)	(4,546)
Dividends and interest on capital paid to stockholders	(5,261)	(4,855)	(2,897)	(14,960)	(5,095)
Dividends and interest on capital attributed to noncontrolling interest	(72)	-	(137)	(166)	(243)
Transactions with noncontrolling stockholders	(2,083)	-	-	(2,083)	1,118
Treasury stock	(1,772)	(3,320)	(2,806)	(5,092)	(3,392)
Net cash provided by (used in) financing activities	**(8,806)**	**(8,345)**	**(5,208)**	**(23,604)**	**(3,473)**
Increase (decrease) in cash and cash equivalents	(7,179)	(7,058)	(3,449)	(6,246)	317
Cash and cash equivalents of cash, beginning of the period	14,674	21,323	16,949	13,469	13,221
Effect of exchange rate changes on cash and cash equivalents	(37)	409	(31)	235	(69)
Cash and cash equivalents, end of the period	**7,458**	**14,674**	**13,469**	**7,458**	**13,469**
Cash paid during the period for:					
Short-term interest	(12)	(6)	(17)	(34)	(46)
Long-term interest	(368)	(390)	(547)	(1,957)	(1,983)
Income tax and social contribution	(1,860)	(6,496)	(2,008)	(11,986)	(3,694)
Inflows during the period:					
Non-cash transactions:					
Additions to property, plant and equipment - interest capitalization	(35)	(90)	(49)	(289)	(310)

The accompanying notes are an integral part of these financial statements.

VALE

Statement of Cash Flow Parent Company

In millions of Reais

	Year ended	
	December 31, 2011	December 31, 2010
Cash flow from operating activities:		
Net income	37,814	30,070
Adjustments to reconcile net income to cash from operations		
Results of equity investments	(7,504)	(8,661)
Realized gain on assets held for sale	(2,492)	-
Results from descontinued operations	-	222
Depreciation, amortization and depletion	1,964	1,983
Deferred income tax and social contribution	(299)	(624)
Monetary and exchange rate changes, net	7,003	(640)
Loss on disposal of property, plant and equipment	383	3,056
Net unrealized losses (gains) on derivatives	661	776
Others	(26)	251
Decrease (increase) in assets:		
Accounts receivable from customers	2,569	(14,546)
Inventories	(630)	(91)
Recoverable taxes	(433)	180
Others	(43)	895
Increase (decrease) in liabilities:		
Suppliers and contractors	640	480
Payroll and related charges	311	260
Taxes and contributions	(4,583)	1,305
Others	(52)	652
Net cash provided by operating activities	**35,283**	**15,568**
Cash flow from investing activities:		
Loans and advances receivable	(33)	3,098
Guarantees and deposits	(72)	(112)
Additions to investments	(5,985)	(3,684)
Additions to property, plant and equipment	(14,615)	(10,472)
Dividends/interest on capital received	2,196	2,060
Proceeds from disposal of investments held for sale	-	4,433
Net cash provided by (used in) investing activities	**(18,509)**	**(4,677)**
Cash flow from financing activities:		
Short-term debt		
Additions	1,092	3,969
Repayments	(5,064)	(8,354)
Long-term debt		
Additions	3,891	7,469
Repayments:		
Financial institutions	(891)	(1,915)
Dividends and interest on capital paid to stockholders	(14,960)	(5,095)
Treasury stock	(5,091)	(3,392)
Net cash provided by (used in) financing activities	**(21,023)**	**(7,318)**
Increase (decrease) in cash and cash equivalents	(4,248)	3,573
Cash and cash equivalents, beginning of the period	4,823	1,250
Cash and cash equivalents, end of the period	**575**	**4,823**
Cash paid during the period for:		
Short-term interest	(1)	(69)
Long-term interest	(1,904)	(1,862)
Income tax and social contribution	(9,638)	(3,103)
Inflows during the period:		
Non-cash transactions:		
Additions to property, plant and equipment - interest capitalization	(73)	(98)

The accompanying notes are an integral part of these financial statements.

VALE

Statement of Added Value Consolidated

In millions of Reais

					Consolidated
	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Generation of added value					
Gross revenue					
Revenue from products and services	**27,816**	**28,517**	**26,959**	**105,520**	**85,345**
Gain on realization of assets available for sale	-	-	-	2,492	-
Other revenue	(25)	11	-	(14)	-
Revenue from the construction of own assets	10,242	10,039	7,253	30,268	20,607
Allowance for doubtful accounts	27	(19)	(22)	11	(40)
Less:					
Acquisition of products	(835)	(863)	(592)	(2,951)	(1,912)
Outsourced services	(5,369)	(5,130)	(3,960)	(16,946)	(11,722)
Materials	(8,885)	(9,301)	(7,067)	(28,899)	(20,843)
Fuel oil and gas	(1,020)	(989)	(983)	(3,857)	(3,701)
Energy	(394)	(413)	(759)	(1,695)	(2,349)
Other costs (expenses)	(3,963)	(2,933)	(3,488)	(11,678)	(10,274)
Gross added value	**17,594**	**18,919**	**17,341**	**72,251**	**55,111**
Depreciation, amortization and depletion	(2,114)	(1,666)	(1,794)	(6,932)	(5,741)
Net added value	**15,480**	**17,253**	**15,547**	**65,319**	**49,370**
Received from third parties					
Financial income	524	705	1,148	3,010	2,038
Equity results	(179)	28	(36)	(51)	(48)
Total added value to be distributed	**15,825**	**17,987**	**16,659**	**68,278**	**51,360**
Personnel	2,383	1,765	1,929	7,639	5,706
Taxes, rates and contribution	1,485	1,045	775	4,542	3,397
Current income tax	1,977	1,990	2,828	9,577	9,286
Deferred income tax	136	(1,497)	(708)	(512)	(2,251)
Remuneration of debt capital	1,217	2,764	1,716	6,004	5,095
Monetary and exchange changes, net	458	4,070	(92)	3,628	(295)
Net income attributable to the Company's stockholders	8,354	7,893	(10,289)	9,063	9,779
Reinvested	-	-	20,291	28,751	20,291
Loss (Net income) attributable to noncontrolling interest	(185)	(43)	209	(414)	352
Distribution of added value	**15,825**	**17,987**	**16,659**	**68,278**	**51,360**

VALE

Statement of Added Value Parent Company

In millions of Reais

	Parent Company Year ended	
	December 31, 2011	December 31, 2010
Generation of added value		
Gross revenue		
Revenue from products and services	67,618	52,905
Gain on realization of available-for-sale assets	2,492	-
Revenue from the construction of own assets	14,824	10,516
Allowance for doubtful accounts	7	(36)
Less:		
Acquisition of products	(2,547)	(1,741)
Outsourced services	(9,222)	(7,251)
Materials	(13,602)	(10,344)
Fuel oil and gas	(1,964)	(1,597)
Energy	(862)	(1,121)
Other costs (expenses)	(5,289)	(3,918)
Gross added value	51,455	37,413
Depreciation, amortization and depletion	(1,964)	(1,983)
Net added value	49,491	35,430
Received from third parties:		
Financial income	1,825	1,929
Equity results	7,504	8,661
Total added value to be distributed	**58,820**	**46,020**
Personnel	3,989	3,132
Taxes, rates and contribution	3,226	2,535
Current income tax	6,671	7,356
Deferred income tax	(299)	(624)
Remuneration of debt capital	4,351	3,742
Monetary and exchange changes, net	3,068	(191)
Net income attributable to the Company's stockholders	9,063	9,779
Reinvested	28,751	20,291
Distribution of added value	**58,820**	**46,020**

The accompanying notes are an integral part of these financial statements.

Expressed in millions of Brazilian Reais, unless otherwise stated

1- Operational Context

Vale S.A. ("Vale" or the "Company") is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Graça Aranha Avenue, 26, Downtown, State of Rio de Janeiro, Brazil and has its securities traded on the stock exchanges in Sao Paulo (BM&F and BOVESPA), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).

The Company and its direct and indirect subsidiaries ("Group") is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, platinum group metals and precious metals. In addition, it operates in the segments of energy, logistics and steel.
As at December 31, 2011, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

Entities	% ownership	% voting capital	Location	Principal activity
Subsidiaries				
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT International Nickel Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Austria Holdings GMBH	100.00	100.00	Austria	Holding and Research
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	99.05	99.98	Brazil	Fertilizers
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	100.00	100.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	100.00	100.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapura	Logistics
Jointly-controlled entities				
California Steel Industries, Inc.	50.00	50.00	United States	Steel industry
MRS Logística S.A	45.84	45.68	Brazil	Logistics
Samarco Mineração S.A.	50.00	50.00	Brazil	Pellet

The Board of Directors authorized these financial statements for issue on Februay 15, 2012.

2) Summary of the Main Accounting Practices and Accounting Estimates

a) Basis of Presentation

The financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income.

Consolidated financial statements

The consolidated financial statements of the company have been prepared according to the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board-IASB, and interpretations issued by International Financial Reporting Interpretations Committee - IFRIC, implemented in Brazil through the Committee of Accounting Pronouncements - CPC and its technical interpretation - ICPCs and guidelines - OCPCs approved by the Securities Exchange Commission - CVM.

Financial statements of the parent company

The individual financial statements of the parent company have been prepared under accounting practices adopted in Brazil issued by the CPCs and are published together with the consolidated financial statements.
In the case of Vale SA, accounting practices adopted in Brazil applicable to the individual financial statements differ from IFRS, only by the valuation of investments in subsidiaries and associated companies: "accounting practices adopted in Brazil" uses the equity method, while according IFRS, cost or fair value is used.

Functional currency and presentation currency

The financial statements of each Group's entities are presented using the currency of the primary economic environment in which the entity operates ("functional currency"), which in the case of the parent company is Real ("R$"). For presentation purposes in Brazil, the consolidated financial statements are presented in Brazillian Reais.

The operations with others currencies are translated into the functional currency of the parent company using the actual exchange rate on the transaction dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies, are recognized in the statement of income as financial expense or income.

In 2011, based on entity business assessment, the subsidiary Vale International had its functional currency changed from the Brazilian Real to US dollar. This change did not cause significant effects in the financial statements presented.

The quotations of major currencies that impact our operations against the currency of presentation were:

	Exchange rates used for conversions in reais	
	2011	2010
US dollar - US$	1.8683	1.6662
US canadian dollar - CAD	1.8313	1.6700
US australian dollar - AUD	1.9092	1.6959
Euro - EUR or €	2.4165	2.2280

Translation differences on non-monetary financial assets and liabilities are recognized in income as of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in Stockholders' equity as Other Comprehensive Income.

The results and financial position of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency, the assets and liabilities for each balance sheet presented are translated by the closing rate at the balance sheet date, income and expenses for each statement of income are translated by the average exchange rates, except in specific transactions that, considering their relevance, are translated by the rate at the dates of transactions. All resulting exchange differences are recognized in a separated component of the Stockholder's equity, named currency translation adjustment

b) Principles of Consolidation

The consolidated financial statements reflect the balances of assets and liabilities and transactions of the parent company and its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interests maintained. For associates, entities over which the company has significant influence but not control, the investments are accounted for under the equity method.

Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.

For interests in joint projects (e.g.: consortium agreements), the assets, liabilities and transactions of these enterprises are recognized in the proportion held by Vale.

Interests in joint ventures were consolidated using the Proportionate Consolidation method, since the date of joint control is acquired. According to this method, assets, liabilities, revenues, costs and expenses of these entities were integrated in the consolidated financial statements proportionally to the control attributable to the stockholders.

Considering the option given by pronouncement CPC 19 (R1), issued on August 4, 2011, and anticipating the consequences of adoption of IFRS 11 in Brazil, the company will choose from 2013 to calculate its investments in joint ventures using the equity method. If this method would be applicable in these statements, the effects in the Consolidated Balance sheet and statement of income would be:

			December 31, 2011
	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation
Assets			
Current			
Cash and Cash equivalents	7,458	(866)	6,592
Other	34,637	(1,078)	33,559
	42,095	**(1,944)**	**40,151**
Non-current			
Investments	10,917	4,067	14,984
Property, plant and equipment, and Intangible Assets	177,857	(6,214)	171,643
Other	10,913	(603)	10,310
	199,687	**(2,750)**	**196,937**
Total Asset	**241,782**	**(4,694)**	**237,088**
Liabilities and Stockholders' equity			
Current			
Accounts Payable	9,157	(306)	8,851
Loans and finances	3,872	(1,025)	2,847
Other	9,196	(208)	8,988
	22,225	**(1,539)**	**20,686**
Non-current			
Loans and finances	42,753	(2,528)	40,225
Deferred income tax and social contribution	10,773	(159)	10,614
Other	19,340	(458)	18,882
	72,866	**(3,145)**	**69,721**
Stockholders' equity			
Capital stock	75,000	-	75,000
Noncontrolling interests	3,215	(10)	3,205
Other	68,476	-	68,476
	146,691	**(10)**	**146,681**
Total Liabilities and Stockholders' equity	**241,782**	**(4,694)**	**237,088**

			December 31, 2011
	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation
Net revenue	103,195	(4,451)	98,744
Cost	(40,489)	1,313	(39,176)
Gross operating profit	**62,706**	**(3,138)**	**59,568**
Operational expenses	(9,567)	416	(9,151)
Financial expenses	(6,623)	271	(6,352)
Equity results	(51)	1,908	1,857
Earnings before taxes	**46,465**	**(543)**	**45,922**
Current and deferred Income tax and social contribution, net	(9,065)	551	(8,514)
Net income of the year	**37,400**	**8**	**37,408**
Income (loss) attributable to noncontrolling interests	414	(8)	406
Net income attributable to shareholders	**37,814**	-	**37,814**

c) Business Combinations

When Vale acquires control over an entity, the identifiable assets acquired, the liabilities and contingent liabilities assumed and the noncontrolling stockholders' interests recognized are measured initially at fair value at the acquisition date.

The excess of consideration transferred and of the fair value at the acquisition date of any previous equity interests in the acquiree, against the fair value of group interests in the identifiable net assets acquired, is recorded as goodwill, which is allocated to each cash-generating unit ("CGU") acquired.

d) Information by Segment and Geographic Area

The company discloses information by consolidated operational business segment and revenues by consolidated geographic area, in accordance with the principles and concepts used by decision makers in evaluating performance. The information is analyzed by segment as follows:

Bulk Material - includes the extraction of iron ore and pellet production and transport systems of North, South and Southeast, including railroads, ports and terminals, related to mining operations. Manganese ore and ferroalloys are also included in this segment.

Basic metals – comprises the production of non-ferrous minerals, including nickel operations (co-products and byproducts), copper and aluminum.

Fertilizers – comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth.

Logistic services – includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.

Others - comprises our investments in joint ventures and associate in other businesses.

e) Cash and Cash Equivalents and Short-term Investments

The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months are recognized at fair value in income and recorded in short-term investments.

f) Accounts Receivables

Represent receivables from the sale of products and services made by the company. The receivables are initially recorded at fair value and subsequently measured by amortized cost, net of estimated losses, to cover potential losses in their realization, based on historical experience of defaults.

g) Financial Assets

The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determines the classification and initial recognition according to the following categories:

- Measured at fair value through the statement of income – recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term.

- Loans and receivables – non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value and subsequently at cost amortized using theeffective interest method.

- Available for sale - investments in equity instruments that are not listed.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty their fair value, are held at acquisition cost less any losses not recoverable.

h) Inventories

Inventories are stated at the lower of average cost of acquisition or production and replacement or realization values. The inventories production cost is determined by variable and fixed costs, and direct and indirect costs of production, using the average cost method. When applicable an estimate of losses with obsolete or slow-moving inventories is constituted.

Inventories of ore are recognized at the moment of the physical extraction of the ore.

i) Discontinued Operations

Net assets held for sale linked to discontinued operations are recorded as current assets, separated from other current assets, evaluated at the lower of carrying amount and fair value, less cost of sales.

j) Non-Current Assets

The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.

k) Intangible Assets

Intangible asset generators of future economic benefits are evaluated by the acquisition cost, less accumulated amortization and losses by reducing the recoverable amount, when applicable.

Intangible assets that have finite useful lives are amortized considering their effective use, while those with indefinite useful lives are not amortized but tested at least annually as to their recoverability (impairment test).

In the case of railways, on which the company is a concessionaire, the acquired assets, linked to the concession activities of public services rendered (returned goods) up to the end of the concession period will be returned to the licensor.

Intangible assets acquired in a business combination are recognized separately from goodwill.

l) Property, Plant and Equipment

Fixed assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to acquisition and impairment losses of the asset.

Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven.

Depreciation and depletion of assets of the company are represented in accordance with the following estimated useful lives:

Buildings	between 20 and 50 years
Installations	between 20 and 33 years
Equipment	between 10 and 33 years
Computer Equipment	between 5
Mineral rights	between 2 and 33 years
Locomotives	25 years
Wagon	33 years
Railway equipment	25 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

The relevant expenditures for maintenance of industrial areas and relevant assets (for example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.

m) Non-controlling stockholders' interests

The Company treats transactions with non-controlling stockholders' interests as transactions with equity owners of the Group. For purchases of non-controlling stockholders' interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders' equity. Gains or losses, on disposals of non-controlling stockholders' interest, are also recorded in stockholders' equity.

When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.

n) Impairment

Annually the company assesses whether there is evidence that the carrying amount of long-term financial and non-financial asset, is not impaired.

For the long-term non-financial assets, the analysis is conducted of the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit to which the asset belongs.

For financial assets, a comparative analysis is carried out - if the book value exceeds the present value of expected cash flows for the asset.

Regardless the indication of impairment of its carrying amount, goodwill balances arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year.

o) Expenditures on ore research and development

Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are capitalized as mine development costs.

During the development phase of a mine before production begins and in the stripping campaigns scheduled in the plan of mining, the costs of waste removal are recorded as part of the asset in development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the stripping removal expenditures are treated as production costs.

p) *Leases*

The Company classifies its contracts as financial leases or operational leases based on the substance of the operation contracted may be or not linked to the substantial acquisition of risks and benefits from assets during their useful life.

For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded in liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income.

q) Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business, and are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method.

r) Loans and Financing

Loans and Financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method and charges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.

Compound financial instruments issued by the company which have financial liability (debt) components and Stockholders' equity components, comprise notes mandatorily convertible into preferred or common stock.

The liability component of a compound financial instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method.

The Stockholders' equity component is recognized by the difference between the total values received by the company with the issuance of the securities, net of transaction costs directly attributable to the issuance of the securities. After initial recognition, the stockholders' equity component of a compound financial instrument is not measured again until the moment of his conversion.

s) Provision

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

t) Provision for asset retirement obligations

The provision made by the company refers basically to the cost of mine closure, by the completion of mining activities and disabling of assets related to mine. The provision is set up initially by recording long-term liabilities with a counterpart an item of main property, plant and equipment. The long-term liabilities are financially updated by the discount rate to date and registered against the income of the period, on the interest expenses. The asset is depreciated on a straight line by useful life rate of the main asset, and recorded against income.

u) Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in income, respecting the accrual basis.

ii. Current benefits – profit sharing

The company has a policy of profit sharing, based on the achievement of individual performance goals, performance of the area and company. The company makes provision based on the periodic measurement of the compliance with goals, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee.

iii. Non-current benefit – pension cost and other post-retirement benefits

The company maintains several retirement plans for its employees.

For defined contribution plans, the company's obligation is limited to a monthly contribution linked to a pre-defined percentage over remuneration of employees related to these plans.

For defined benefit plans in which the company has the responsibility for or has some kind of risk, actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gain and loss are appointed and controlled by corridor method. This method separates the amounts which exceeds the limits of 10% of amounts of assets or liabilities, whichever is greater, amortizing it based on the remaining life expectancy active participants of plan. For plans without active participants, the excess amount is recognized fully in the income. Past service costs that arise with changes in plans are released immediately in income.

For plans with a surplus position, the company does not make any record in the balance sheet or statement of income, in the absence of a clear position on the use of this surplus. For plans with a deficit position, the company recognizes liabilities and results arising from the actuarial valuation and actuarial gains and losses generated by the evaluation of these plans in income, according to the corridor method.

iv. Non-current benefits – non-current incentive

The company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan establishes that these eligible executives link to the plan a specific quantity of their own preferred class A stocks of the company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives' career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. Obligations are measured at each reporting date, to the fair value based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

v) Derivative financial instruments and hedging operations

The company uses derivative instruments to manage their financial risks as a way to hedge these risks, not using derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in other comprehensive income in stockholders' equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.

The company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.

The variations in fair value of derivative financial instruments designated as cash flow hedges have their effective component recorded in other comprehensive income and recognized as stockholders' equity; and their ineffective component recorded in income. The amounts recorded in other comprehensive income, will only be transferred to the income in an appropriate account (cost, operating expense or financial expense) when the hedged item is actually performed.

w) Current and Deferred Income Tax and Social Contribution

The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in other comprehensive income, in which cases the tax is also recognized in other comprehensive income.

The provision for income tax is calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes is based on temporary differences between carrying value and the value for tax basis of assets and liabilities and the tax losses and the basis for calculating social contribution, as it was considered likely their achievement against future taxable income. The deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income tax assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

x) Capital

The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These shares are recorded in a specific account as reduction of stockholders´ equity at acquisition value and kept at cost value. These programs are approved by the Board with a term and quantities by determined type of shares.

Incremental costs directly attributable to the issue of new shares or options are demonstrated in Stockholders' equity as a deduction from the amount raised, net of taxes.

y) Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the company. Revenue is presented net of taxes, repayment of rebates and discounts.

Revenues with product sales are recognized at the moment the transfer to the buyer of the significant risks and benefits related to the product occurs.

z) Government Grants and Support

Government grants and support are accounted for when the company complies with reasonable security conditions set by the government related to grants and support received. The company records via the statement of income, as reductions in taxes or spending according to the nature of the item, through the distribution of results in the statement of income, retained earnings in stockholders' equity.

aa) Basic and Diluted earnings per share

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the company, deducted from the remuneration of holders of equity securities, the weighted average number of shares outstanding (total shares less treasury shares).

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares. The Company has in its records, securities mandatorily convertible into shares, which will be converted using treasury shares held by the Company. These securities were recorded as an equity instrument, mainly because there is no option, both for the Company and for the holders to liquidate all or part of the transactions with financial resources and is therefore recognized in the accounts net of finance charges, such a specific component of the Stockholders' Equity.

bb) Statement of Added Value – DVA

The company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the accounting practices adopted in Brazil applicable to public companies which are submitted as part of the financial statements in accordance with Brazilian accounting practices. For IFRS, this statement is presented as additional information, without prejudice to the set of financial statements.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgments by part of the Board of Directors of the company in the process for implementing of the accounting policies of the Group.

These estimates are based on the best knowledge existing in each period. Changes in facts and circumstances may lead to the revision of the estimates, because those actual future results may differ from estimates.

The significant estimates and assumptions used by management in preparing these financial statements are presented as such:

a) Mineral reserves and mine useful life

The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.

The estimated volume of mineral reserves is based as the calculation of the portion of depletion of their respective mines, and its estimated useful life is a major factor to quantify the provision of environmental rehabilitation of mines when writing down of fixed assets . Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.

b) Asset Retirement

The company recognizes an obligation under the market value for asset retirement during the period in which they are incurred in accordance with Note 2(n). The company considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy because they involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. The estimates are revised each year.

c) Deferred income tax and social contribution

The company recognizes the effects of deferred taxes arising from tax losses and temporary differences on its consolidated and parent company's financial statements. It registers a provision for loss where it believes that tax credits are not fully recoverable in the future.

The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the company. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the company of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

d) Contingencies

Contingent liabilities are recorded when the possibility of loss is considered probable by our legal department and their legal advisors.

The contingencies are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events does not depend on our performance, which complicates the realization of precise estimates about the date on which such events are verified.

Assessing such liabilities, particularly in the uncertain Brazilian legal environment and other jurisdictions, involves the exercise of significant estimates and judgments of management regarding the results of future events.

e) Post-retirement benefits for employees

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.

The company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the plan obligations.

f) Impairment

The company annually tests the impairment of tangible and intangible assets segregated by cash-generating unit, usually using the criterion of discounted cash flow that depends on several estimates, which are influenced by market conditions prevailing at the time that this impairment is tested. Although the tests conducted in 2011 and 2010 have not generated recognition of loss, management believes it is not possible to determine whether new impairment losses will occur or not in the future.

g) Fair Value of the derivatives and others financial instruments

Fair value of not traded financial instruments in active market is determined by using valuation techniques. Vale uses its own judgment to choose the various methods and assumptions and set which are based on market conditions, at the end of the year.

The analysis of the impacts, if actual results were different from management's estimate, is presented in note 23 on the topic of sensitivity analysis.

4. Accounting Pronouncements

The company prepared its consolidated financial statements in IFRS based on pronouncements already issued by the CPC and approved by CVM. The statements issued by the IASB, and not yet endorsed by the CVM will not be early adopted by the company.

a) Pronouncements, interpretations and guidelines issued and/or updated by the CPC during the year 2011

CPC 15 (R1) - Business combinations
CPC 19 (R1) - Investments in joint venture
CPC 20 (R1) - Borrowing costs - correlation to international accounting standards
CPC 21 (R1) - Interim financial statements - correlation to International accounting standards
CPC 26 (R1) - Presentation of Financial Statements
CPC 35 (R1) - Separate financial statements - correlation to international accounting standards
CPC 36 (R2) - Consolidated financial statements
ICPC 01 (R1) - Service concession arrangements
ICPC 17 - Service concession arrangements - disclosures

b) Statements and interpretations issued and / or updated by the IASB and not yet endorsed by the CVM, consequently not adopted by the company

IAS 01 - Presentation of financial statements
IAS 19 - Employee benefits
IAS 27 - Consolidated and separate financial statements
IAS 28 - Investments in associates and joint ventures
IFRS 09 - Financial instrument
IFRS 10 - Consolidated financial statements
IFRS 11 - Joint arrangements
IFRS 12 - Disclosure of interests in other entities
IFRS 13 - Fair value measurement
IFRIC 20 - Stripping costs in the production phase of a surface mine

5 Risk Management

Vale considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk), but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), those arising from liquidity risk, among others.

a) Risk management policy

The Board of Directors established a risk management policy in order to support the company's growth plan, strategic planning and business continuity, to improve its capital structure and assets management, to ensure flexibility and strength in financial management and to strengthen its corporate governance practices.

The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing opinion regarding the Company's risk management. It's also responsible for the supervision and revision of the principles and instruments of corporate risk management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

The Company might, whenever considered necessary, allocate limits for specific risks regarding management activities, including - but not limited to - market risk limits, corporate and sovereign credit, in accordance with the acceptable level of corporate risk limit.

b) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate such risk, Vale has a revolving credit facility to increase short term liquidity and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facility available today was acquired from a syndicate of several global commercial banks.

c) Credit risk management

Vale's credit risk arises from potential negative impacts in its cash flows due to uncertainty in the ability of counterparties to meet their contractual obligations. To manage that risk, Vale has procedures and processes, such as the controlling of credit limits, the obligation of exposure diversification through several counterparties and the monitoring of the portfolio's credit risk.

Vale's counterparties can be divided into three main categories: the customers, responsible by obligations regarding receivables from payment term sales; financial institutions with whom Vale keeps its cash investments or negotiates derivatives transactions; and suppliers of equipment, products and services in the case of payments in advance.

- **Commercial Credit Risk Management**

For the commercial credit exposure, which arises from sales to final customers, the risk management department, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterpart. Besides that, the Executive Board sets annually global credit risk limits and working capital limits, both monitored on a monthly basis.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: i) Expected Default Frequency (EDF) provided by KMV (Moody's); ii) credit ratings from the main international credit agencies; iii) customer financial statements from which financial ratios are built.

On December 31, 2011, 75% of the trade receivables have low or insignificant risk and 25% have moderate risk.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer's strategic position in its economic sector, among others variables.

Based on the counterparty's credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies used by the Company are credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Vale has a well-diversified accounts receivable portfolio from a geographical standpoint, being China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

Vale controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty`s position. Finally, Vale has an automatic control that blocks additional sales to customers in default.

- **Treasury Credit Risk Management**

To manage the exposure arising from cash investments and derivatives instruments, the Executive Board approves annually credit limits by counterparty. Furthermore, the risk management department controls the portfolio diversification, the exposure due to counterparties` spread variations and the treasury portfolio overall credit risk. There's also a daily monitoring of all positions and monthly reporting to the Executive Risk Management Committee.

To calculate the exposure to a counterparty that has several derivative transactions with Vale, it`s considered the sum of exposures of each derivative acquired with this counterparty. The exposure for each derivative is defined as the potential future value calculated within the life of the derivative, considering a joint distribution of the market risk factors that affect the value of the derivative instrument.

Vale also assess the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty's nature (banks, insurance companies, countries or corporations), different inputs will be considered: i) expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main international rating agencies; iv) financial statements data and indicators analysis; v) country's debt ratios, fiscal and monetary policies and other useful measures for country's risk assessment.

d) Market risk management

Vale is exposed to the behavior of several market risk factors that might impact its cash flow. The evaluation of this potential impact, given the volatility of these factors and their correlations, is performed periodically to support the decision making process and the Company`s growth strategy, to ensure its financial flexibility and to monitor volatility on future cash flows.

Thus, whenever considered necessary, market risk mitigation strategies are evaluated and implemented to meet these objectives. Some of those strategies may incorporate financial instruments, including derivatives. The financial instruments

portfolios are monthly monitored in a consolidated view in order to allow the financial results follow-up and the impact on cash flows, as well as to ensure the strategies adherence with the established goals.

Considering the nature of Vale's business and operations, the main market risk factors in which the Company is exposed are:

- Interest rates;
- Foreign exchange;
- Products prices and input and other costs;

- **Foreign exchange and interest rate risk**

The company's cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

The foreign exchange swaps used to mitigate risks considering debt instruments have similar – or, in some cases, shorter – settlement dates than the final maturity of the debt. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions.

The swaps with shorter settlement dates considering the debt's final maturity are renegotiated through time so that their final maturity matches - or become closer - to the debt's final maturity. Therefore, at each settlement date, the swap results will partially offset the impact of the foreign exchange rate in Vale's obligations, contributing to reduce volatility of the cash flow.

In the case of debt instruments denominated in Brazilian real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the London Interbank Offered Rate - Libor. Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments.

- **Risk of product and Input prices**

Vale is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale's cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

e) Operational risk management

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events.

Thus, the operational risk mitigation is performed by creating new controls and improving the existing ones, by establishing financial provisions as well as the risk transferring through insurance. Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

f) Capital Management

The Company's policy aims, to manage its capital, to seek a structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, on average 9.81 years, thus avoiding a concentration in one specific year.

g) Insurance

Vale hires several types of insurance, such as operational risks insurance, civil responsibility, engineering risks insurance (projects), life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is contracted in line with the objectives defined by the Company, in accordance with the corporate risk management policy.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses a captive reinsurance company that allows to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

6. Acquisitions and Disposals

a) Sales of aluminium assets

In February, 2011, Vale concluded the transaction announced in May 2010 with Norsk Hydro ASA ("Hydro"), to transfer all of its interests in ALBRAS - Alumínio Brasileiro S.A. ("Albrás"), ALUNORTE - Alumina do Norte do Brasil S.A. ("Alunorte") and Companhia de Alumina do Pará ("CAP"), along with their respective off-take rights, outstanding commercial contracts, 60% of Mineração Paragominas S.A., and all of its other Brazilian bauxite mineral rights. In December 31,2010 theses assets were recognized in statement of financial position as of noncurrent assets held for sale.

For these transactions, Vale received R$ 1,802 in cash, and 22% equivalent to 447.834.465 of Hidro's outstanding common shares (approximately R$ 5,866 in accordance with Hidros's quotation of closing price on the date of the transaction). In three and five years after the conclusion of the transaction Vale will receive two equal tranches of R$ 374 (equivalent to US$ 200) in cash, related to the remaining payment of 40% of the Mineração Paragominas S.A. After the transaction date, the Hydro's investment is accounted for equity method.

The gain on this transaction, in the amount of R$2,492 was recorded in income as realized gain on assets available for sale.

b) Fertilizers Businesses

In 2010, we acquired 78.92% of the total capital and 99.83% of the voting capital of Vale Fertilizantes and 100% of the total capital of Vale Fosfatados. In 2011 we concluded several transactions including a public offer to acquire the free floating shares of Vale Fertilizantes S.A. During this offer both the common and preferred shares were acquired for R$ 25.00 per share, amounting to a total of R$ 2.078 billion at the date the financial settlement of the transaction. After the public offering, we hold 99,05% of the total capital and 99,98% of voting capital of Vale Fertilizantes.

The purchase price allocation based on the fair values of acquired assets and liabilities was based on studies performed by us with the assistance of external valuation specialists and was finalized during 2011.

The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the biggest in the global fertilizer business.

Purchase Price	**10,696**
Portion attributed to noncontrolling interest	1,416
Cost Value of proprerty, plant and equipment and mining assets	(3,665)
Cost value of the assets and liabilities assumed, net	(730)
Adjustment to fair value of property, plant and equipment	(9,499)
Adjustment to fair value of inventory	(181)
Deferred income taxes on above adjustments	3,291
Goodwill	**1,328**

c) Acquisition of NESA

In July 2011, we acquired 9% of Norte Energia S.A. ("NESA") from Gaia Energia e Participações S.A. (Gaia) for R$ 110 (US$ 70). NESA was established with the sole purpose of implementing, operating and exploring the Belo Monte hydroelectric plant, which is still in the early development stage. Vale estimated an investment of R$ 2.300 (equivalent to US$ 1.2 billion) of future capital contributions arising from the acquired stake. Until December 31, 2011 the total capital contribution was R$ 137.

7. Cash and Cash Equivalents

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cash and bank accounts	2,031	1,212	177	59
Short-term investments	5,427	12,257	398	4,764
	7,458	**13,469**	**575**	**4,823**

Cash and cash equivalents includes cash values, demand deposits, and financial investments with insignificant risk of changes in value, being part Brazillian reais indexed the rate of interbank certificates of deposit ("DI Rate"our"CDI") and part in US dollars in Time deposits with maturity less than three months.

8. Short-term investments

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Time deposits	115	2,987	-	-

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset.

9. Accounts Receivables

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Denominated in reais "brazilian reals"	2,158	1,861	2,238	1,595
Denominated in other currencies, mainly US$	14,275	12,297	13,699	16,904
	16,433	14,158	15,937	18,499
Allowance for doubtful accounts	(197)	(196)	(128)	(121)
	16,236	13,962	15,809	18,378

Accounts receivables related to steel industry market represent 67,9% and 75,9%, of receivables on December 31, 2011 and 2010, respectively

No customer alone represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at December 31, 2011, and December 31, 2010 totaled R$3, R$40, respectively. We wrote off on December 31, 2011, and December 31, 2010, the total of R$2, R$66, respectively.

10. Inventories

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Inventories of products				
Finished	4,964	3,101	2,170	1,535
In process	2,636	1,658	-	-
	7,600	4,759	2,170	1,535
Inventories of expenditure	2,751	2,833	1,013	782
Total	10,351	7,592	3,183	2,317

On December 31, 2011, inventory balances include a provision for adjustment to market value of nickel, steel industry products and manganese in the amount of R$ 27, R$ 0 and R$ 16 (R$0, R$5 and R$0 in 2010), respectively.

	Consolidated	Parent Company
Changes in the inventory		
Balance on January 1, 2010	4,012	1,148
Addition	28,690	15,573
Transfer on maintenance supplies	6,071	2,959
Write-off by sale	(33,756)	(17,892)
Addition (write-off) by inventory adjustment	(253)	(253)
Write-off by impairments	(5)	-
Balance on December 31, 2010	4,759	1,535
Addition	36,766	18,700
Transfer on maintenance supplies	7,653	3,181
Write-off by sale	(40,489)	(20,958)
Addition (write-off) by inventory adjustment	(1,051)	(261)
Write-off by impairments	(38)	(27)
Balance on December 31, 2011	7,600	2,170

	Consolidated	Parent Company
Changes on Inventory of consumable materials		
Balance on January 1, 2010	1,901	734
Addition	7,003	3,007
Consumption	(6,071)	(2,959)
Balance on December 31, 2010	2,833	782
Addition	7,571	3,412
Consumption	(7,653)	(3,181)
Balance on December 31, 2011	2,751	1,013

11. Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are classified by the estimated time for realization:

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Income tax	1,606	782	168	137
Value-added tax	1,985	871	731	479
Brazilian Federal Contributions (PIS - COFINS)	1,902	1,655	1,536	1,394
Others	57	100	82	76
Total	**5,550**	**3,408**	**2,518**	**2,086**
Current	4,317	2,796	2,317	1,961
Non-current	1,233	612	201	125
	5,550	**3,408**	**2,518**	**2,086**

12. Investments

	Consolidated	Parenty Company
Changes in Investments		
Balance as january 01, 2010	**4,562**	**87,894**
Additions	69	2,768
Lower	-	(3,833)
Cumulative translation adjustment	(489)	(770)
Equity	(48)	8,661
Cumulative translation adjustment	-	(685)
Dividends proposed 2010	(149)	(1,924)
Balance as december 31, 2010	**3,945**	**92,111**
Additions	6,874	6,284
Lower	(9)	(579)
Cumulative translation adjustment	407	8,168
Equity	(51)	9,996
Cumulative translation adjustment	(28)	(765)
Dividends proposed 2011	(221)	(2,065)
Balance as december 31, 2011	**10,917**	**113,150**

	Investments		Equity results					Received dividends				
	Year ended		Three-month period ended (unaudited)			Year ended		Three-month period ended (unaudited)			Year ended	
	December 31, 2011	December 31, 2010	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Subsidiaries and affiliated companies												
Direct and indirect subsidiaries												
Aços Laminados do Pará S.A.	266	85	(12)	(10)	(92)	(44)	(49)	-	-	-	-	-
ALBRAS - Alumínio Brasileiro S.A. (a)	-	1,066	-	-	39	-	(7)	-	-	-	-	-
ALUNORTE - Alumina do Norte do Brasil S.A. (a)	-	2,732	-	-	50	-	167	-	-	31	-	31
Balderton Trading Corp	341	319	(16)	(6)	(11)	(29)	(11)	-	-	-	-	-
Biopalma da Amazonia S.A.	442	-	(90)	(2)	-	(87)	-	-	-	-	-	-
Companhia Portuária da Baía de Sepetiba - CPBS	350	347	27	51	42	152	151	155	-	147	155	147
Compañia Minera Miski Mayo S.A.C	403	356	3	23	(17)	6	(21)	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. (b)	2,300	1,916	(12)	(29)	(4)	(196)	(15)	-	-	-	-	-
Ferrovia Norte Sul S.A.	1,742	1,743	(8)	1	(11)	(4)	2	-	-	-	3	-
Mineração Corumbaense Reunida S.A.	1,113	913	84	186	(28)	297	6	-	-	-	-	-
Mineração Paragominas S.A.	-	1,819	-	-	5	(46)	5	-	-	-	-	-
Minerações Brasileiras Reunidas S.A. - MBR (c)	3,834	3,291	445	(28)	(91)	230	(220)	-	-	-	-	19
Potasio Rio Colorado S.A.	1,494	455	(90)	(41)	(94)	(72)	(96)	-	-	-	-	-
Rio Doce Australia Pty Ltd.	752	1,157	(307)	(42)	42	(307)	(118)	-	-	-	-	-
Salobo Metais S.A. (b)	4,625	3,271	(12)	(18)	(89)	19	(81)	-	-	-	-	-
Sociedad Contractual Minera Tres Valles (b)	432	394	(99)	(27)	-	(76)	-	-	-	-	-	-
Urucum Mineração S.A. (e)	-	120	-	(28)	19	30	51	-	-	-	41	-
Vale Austria Holdings GMBH (c)	7,850	1,626	(136)	(142)	(92)	1,096	(90)	-	-	-	-	-
Vale Canada Limited (c)	9,746	6,992	(479)	(254)	68	(215)	(697)	-	-	-	-	-
Vale Colombia Holding Ltd.	1,189	828	11	12	18	18	(3)	-	-	-	-	-
Vale Fertilizantes S.A.	10,795	6,055	78	5	(11)	209	(11)	-	-	-	-	-
Vale Fosfatados S.A. (d)	-	3,217	-	-	(85)	1	(95)	-	-	-	-	-
Vale International S.A. (c)	43,804	40,003	1,359	1,304	2,828	7,605	7,827	-	-	-	-	-
Vale Manganês S.A.	717	690	(94)	25	60	25	201	199	-	-	303	-
Vale Mina do Azul S.A.	154	-	73	(59)	-	13	-	-	-	-	-	-
Vale Moçambique S.A.	771	326	(121)	(93)	(167)	(486)	(192)	-	-	-	-	-
Vale Shipping Holding Pte. Ltd.	3,945	1,245	(8)	27	-	55	-	-	-	-	-	-
VBG Vale BSG Limited	757	838	(93)	(36)	-	(175)	-	-	-	-	-	-
Outras	122	729	90	(39)	72	31	117	14	-	9	14	30
	98,504	**84,796**	**963**	**788**	**2,666**	**8,139**	**6,941**	**368**	**-**	**181**	**596**	**227**
Joint controlled entities												
California Steel Industries, INC	301	258	(2)	3	2	21	3	11	-	-	11	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	208	208	17	9	15	55	76	-	27	-	54	18
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	214	212	45	(24)	59	36	67	-	-	-	32	-
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	150	143	18	25	23	76	90	71	-	-	71	45
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	372	333	12	26	20	75	84	-	-	5	36	5
MRS Logística S.A.	1,026	851	51	52	49	219	157	81	-	111	92	126
Samarco Mineração S.A.	745	676	332	330	456	1,459	1,412	208	408	980	1,304	1,639
Teal Minerals (Barbados) Incorporated	437	150	6	(8)	8	(9)	(16)	-	-	-	-	-
Vale Florestar S.A.	227	285	(4)	(2)	-	(8)	(7)	-	-	-	-	-
Vale Soluções em Energia S.A.	272	199	(1)	(4)	(88)	(28)	(55)	-	-	-	-	-
Others	119	105	9	6	10	16	17	-	-	-	1	-
	4,067	**3,370**	**472**	**418**	**587**	**1,908**	**1,768**	**371**	**435**	**1,096**	**1,601**	**1,833**
Affiliates												
CSP- Companhia Siderurgica do PECEM	499	30	(8)	-	-	(6)	-	-	-	-	-	-
Henan Longyu Energy Resources CO., LTD.	529	416	30	42	113	140	134	-	-	-	-	147
LOG-IN - Logística Intermodal S/A (f)	212	224	(8)	(1)	6	(12)	6	-	-	-	-	-
Norsk Hydro ASA (g)	6,029	-	(99)	120	-	160	-	-	-	-	84	-
Norte Energia S.A.	137	-	-	-	-	-	-	-	-	-	-	-
Tecnored Desenvolvimento Tecnologico S.A.	86	86	(8)	(8)	-	(18)	(18)	-	-	-	-	-
Thyssenkrupp CSA Companhia Siderurgica do Atlântico	3,003	3,065	(157)	(127)	(127)	(809)	(144)	-	-	-	-	-
Zhuhai YPM Pellet Co	43	42	-	(1)	7	-	16	-	-	-	-	-
Others	379	102	9	(2)	(85)	(11)	(42)	-	-	-	-	-
	10,917	**3,945**	**(179)**	**28**	**(86)**	**(51)**	**(48)**	**-**	**-**	**-**	**84**	**147**
	113,358	**92,111**	**1,256**	**1,234**	**3,217**	**9,996**	**8,661**	**739**	**435**	**1,277**	**2,281**	**2,207**

(a) Investment sold in 2011;
(b) Investment balance includes the values of advance for future capital increase;
(c) Excluded from equity, investment companies have already detailed in note;
(d) Incorporated in Vale Fertilizantes S.A. in 2011;
(e) Incorporated in Mineração Corumbaense Reunida S.A. in 2011;
(f) Market value on December 31, 2011 and 2010 was R$ 197 and R$ 299, respectively;
(g) Market value on December 31, 2011 was R$ 3,807.

Dividends received directly by the Company in 2011 were R$ 2,196 and R$ 2,060 was 2010.

							December 31, 2011
	Total %	Voting %	Assets	Liabilities	Stockholders Equity	Operating Results	Adjusted net income for the year
Direct and indirect subsidiaries							
Aços Laminados do Pará S.A.	100.00	100.00	270	4	266	(49)	(48)
Balderton Trading Corp	100.00	100.00	380	39	341	(28)	(28)
Biopalma da Amazonia S.A.	70.00	70.00	1,132	500	632	(10)	(53)
Companhia Portuária da Baía de Sepetiba - CPBS	100.00	100.00	427	77	350	216	152
Compañía Minera Miski Mayo S.A.C	40.00	51.00	1,291	276	1,015	44	15
Ferrovia Centro-Atlantica S.A.	99.99	99.99	2,699	109	2,590	(156)	(136)
Ferrovia Norte Sul S.A.	100.00	100.00	1,885	145	1,740	(11)	(4)
Mineração Corumbaense Reunida S.A	100.00	100.00	1,949	836	1,113	337	297
Minerações Brasileiras Reunidas S.A. - MBR	92.99	92.99	6,044	1,193	4,851	87	392
Potassio Rio Colorado S.A.	100.00	100.00	1,629	135	1,494	(72)	(72)
Rio Doce Australia Pty Ltd.	100.00	100.00	4,662	3,910	752	(469)	(507)
Salobo Metais S.A.	100.00	100.00	5,532	907	4,625	(33)	19
Sociedad Contractual Minera Tres Valles	90.00	90.00	566	109	457	(84)	(84)
Vale Austria Holdings GMBH	100.00	100.00	14,186	6,336	7,850	1,716	1,036
Vale Canada Limited	100.00	100.00	56,186	46,440	9,746	2,386	(194)
Vale Colombia Holding Ltd.	100.00	100.00	1,516	333	1,183	33	18
Vale Fertilizantes S.A.	99.05	99.98	16,087	5,237	10,850	464	243
Vale International S.A.	100.00	100.00	99,250	55,446	43,804	7,004	7,796
Vale Manganês S.A.	100.00	100.00	1,167	450	717	52	25
Vale Mina do Azul S.A.	100.00	100.00	307	153	154	20	13
Vale Moçambique S.A.	100.00	100.00	3,672	2,901	771	(379)	(438)
Vale Shipping Holding Pte. Ltd.	100.00	100.00	4,000	55	3,945	46	55
VBG Vale BSGR Limited	51.00	51.00	2,961	1,482	1,479	(211)	(343)
Joint controlled entities							
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	508	91	417	168	109
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	51.00	847	426	421	98	66
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	50.90	51.00	404	109	295	236	153
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.00	51.11	833	103	730	216	148
MRS Logística S.A.	45.84	45.68	5,471	3,228	2,243	930	524
Samarco Mineração S.A.	50.00	50.00	6,808	5,319	1,489	3,911	2,906
Teal Minerals (Barbados) Incorporated	50.00	50.00	1,261	385	876	(9)	(18)
Vale Soluções em Energia S.A.	52.77	52.77	724	212	512	(59)	(52)
Direct and indirect affiliates							
Henan Longyu Energy Resources CO., LTD.	25.00	25.00	3,020	904	2,116	714	561
LOG-IN - Logística Intermodal S/A	31.33	31.33	1,394	766	628	(21)	(35)
Norsk Hydro ASA	22.00	22.00	41,893	15,115	26,778	1,557	727
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	26.87	26.87	15,587	4,410	11,177	(929)	(1,150)

13. Intangible

						Consolidated
			December 31, 2011			December 31, 2010
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime						
Goodwill	8,990	-	8,990	8,655	-	8,655
	8,990	-	8,990	8,655	-	8,655
Finite useful lifetime						
Concession and subconcession	12,739	(3,593)	9,146	11,431	(3,551)	7,880
Right to use	1,133	(80)	1,053	1,102	(48)	1,054
Others	1,683	(1,120)	563	1,542	(857)	685
	15,555	(4,793)	10,762	14,075	(4,456)	9,619
Total	24,545	(4,793)	19,752	22,730	(4,456)	18,274

						Parent Company
			December 31, 2011			December 31, 2010
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime						
Goodwill	8,990	-	8,990	8,655	-	8,655
	8,990	-	8,990	8,655	-	8,655
Finite useful lifetime						
Concession and subconcession	5,919	(2,105)	3,814	6,189	(2,366)	3,823
Right to use	679	(72)	607	679	(48)	631
Others	1,683	(1,120)	563	1,311	(857)	454
	8,281	(3,297)	4,984	8,179	(3,271)	4,908
Total	17,271	(3,297)	13,974	16,834	(3,271)	13,563

The useful life of the concessions and sub-concessions are detailed in note 27.

The rights of use refers basically to the usufruct contract entered into with non-controlling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right to use will expires in 2037 and Vale Canada's intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

					Consolidated
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2010	**7,181**	**7,413**	**1,266**	**582**	**16,442**
Addition through acquisition	1,329	2,199	-	227	3,755
Write off	-	(894)	(193)	(1)	(1,088)
Amortization	-	(700)	(24)	(261)	(985)
Translation adjustment	145	-	5	-	150
Others	-	(138)	-	138	-
Balance at December 31, 2010	**8,655**	**7,880**	**1,054**	**685**	**18,274**
Addition through acquisition	-	2,214	-	295	2,509
Write off	-	(135)	-	(2)	(137)
Amortization	-	(1,044)	(24)	(185)	(1,253)
Translation adjustment	335	-	23	-	358
Others	-	231	-	(230)	1
Balance at December 31, 2011	**8,990**	**9,146**	**1,053**	**563**	**19,752**

					Parent Company
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2010	**7,181**	**3,570**	**655**	**381**	**11,787**
Addition through acquisition	1,329	1,614	-	227	3,170
Write off	-	(744)	-	(1)	(745)
Amortization	-	(616)	(24)	(154)	(794)
Translation adjustment	145	-	-	-	145
Others	-	(1)	-	1	-
Balance at December 31, 2010	**8,655**	**3,823**	**631**	**454**	**13,563**
Addition through acquisition	-	331	-	295	626
Write off	-	(30)	-	(2)	(32)
Amortization	-	(310)	(24)	(184)	(518)
Translation adjustment	335	-	-	-	335
Balance at December 31, 2011	**8,990**	**3,814**	**607**	**563**	**13,974**

14. Property, plant and equipment

Consolidated

	Land	Building	Facilities	Computer equipament	Mineral assets	Others	Constructions im progress	Total
Costs:								
Balance in January 1, 2010	477	5,693	17,054	45	28,954	25,487	31,238	108,948
Acquisitions	-	-	-	-	-	-	21,676	21,676
Low to alienation	(2)	(191)	(490)	(33)	(173)	(114)	(873)	(1,876)
Depreciation and amortization	-	(513)	(1,743)	(329)	(245)	(2,094)	-	(4,924)
Translation adjustment	-	(264)	3,820	(1)	720	1,080	908	6,263
Transfers	117	3,952	7,316	774	11,416	8,842	(32,417)	-
Balance in December 31, 2010	592	8,677	25,957	456	40,672	33,201	20,532	130,087
Aquisition	-	-	-	-	-	-	23,787	23,787
Low to alienation	-	(91)	(27)	(3)	(36)	(104)	(191)	(452)
Depreciation and amortization	-	(216)	(876)	(129)	(251)	(3,077)	-	(4,549)
Translation adjustment	-	(24)	(2,498)	7	977	6,637	4,133	9,232
Transfers	738	3,621	(1,038)	365	(6,698)	1,078	1,934	-
Balance in December 31, 2011	1,330	11,967	21,518	696	34,664	37,735	50,195	158,105

Parent Company

	Land	Building	Facilities	Computer equipament	Mineral assets	Others	Constructions im progress	Total
Balance in January 1, 2010	272	2,332	9,752	302	1,531	11,248	14,256	39,693
Acquisitions	-	-	-	-	-	-	8,603	8,603
Low to alienation	(2)	(175)	(1,093)	(14)	(129)	(549)	(681)	(2,643)
Depreciation and amortization	-	(110)	(513)	(309)	(130)	(130)	2	(1,190)
Transfers	92	496	433	197	1,492	1,506	(4,216)	-
Balance in December 31, 2010	362	2,543	8,579	176	2,764	12,075	17,964	44,463
Aquisition	-	-	-	-	-	-	13,990	13,990
Low to alienation	-	(3)	(15)	-	(25)	(44)	(351)	(438)
Depreciation and amortization	-	(114)	(509)	(103)	(94)	(1,692)	-	(2,512)
Transfers	400	2,594	4,033	145	575	(281)	(7,466)	-
Balance in December 31, 2011	762	5,020	12,088	218	3,220	10,058	24,137	55,503

Depreciation of the period allocated to the production cost and expenses, for the year ended in December 31, 2011 and 2010, in the amount of R$ 191 and R$ 275, respectively, in the consolidated. And in December 31, 2011 and 2010, in the amount of R$ 134 and R$ 206, respectively, in the parent company.

The net property, plant and equipments given in guarantees for judicial claims in December 31, 2011 and 2010 correspond to R$ 191 and R$ 275 in the consolidated, and R$ 134 and R$ 206 in the parent company, respectively.

15. Impairment of Non-financial Assets

As defined in the accounting policy described in note 2.n), the Company annually tests the recoverable value of its intangibles assets of long-lived assets, which are mainly the portion of goodwill for expected future earnings arising from process of the business combination.

For long-term non-financial assets, which are not subject to amortization, are reviewed whenever there are indications that the carrying amount is not recoverable.

The Company uses to determine the recoverable value the greater amount between the fair value less cost to sell and the value in method, that is based on the projection of expected cash flows of the business at the valuation date until expected date at the end of useful life of the mine, process plant or business. During projection, the key assumptions considered are related to: mineral reserves and resources, sales prices of all commodities, operating costs, capital investment and discount rates.

Management determines its cash flows based on approved budgets, taking into consideration reserves and mineral resources estimated by internal experts, costs and investments based on the best estimate and past performance, sale prices consistent with projections used in reports published by industry, and considering the market price when available and appropriated. Cash flows used were designed based on the useful life of each unit (consumption of reserves in case of mineral units) and considered maximum and minimum discount rates (8.0% - 5.5%) that reflect specific risks related to relevant assets in each generating unit, depending on their composition and location.

As a result of the annual tests in 2011 and 2010 no expense for loss on recoverable value of assets and goodwill was recognized.

The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by market conditions prevailing at the time that such impairment is tested and thus it is not possible to determine if further recoverability losses will occur in the future and, if they were to occur, if these would be materials.

16. Loans and Financing

a) Short term debts

	Consolidated	
	December 31, 2011	December 31, 2010
Loans attached to imports and exports	618	804
Working capital	42	340
	660	1,144

Financings raised in the short term for export, denominated in U.S. dollars with an average interest rate on December 31, 2011 and 2010 of 1.81% py and 2% py, respectively.

b) Long term

	Current liabilities		Consolidated Noncurrent liabilities	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Long-term contracts abroad				
Loans and financing in:				
United States dollars	1,022	4,062	6,726	5,416
Others currencies	17	29	96	362
Fixed rates				
Notes indexed in United Stated dollars (fixed rates)	767	-	18,820	17,065
Euro	-	-	1,812	1,671
Perpetual notes	-	-	-	130
Accrued charges	426	401	-	-
	2,232	4,492	27,454	24,644
Long-term contracts in Brazil				
Indexed to TJLP, TR, IGP-M e CDI	527	187	10,426	6,963
Basket of currencies	3	2	-	207
Loans in United States dollars	22	2	70	1,229
Non-convertible debentures into shares	214	-	4,803	4,736
Accrued charges	214	183	-	-
	980	374	15,299	13,135
	3,212	4,866	42,753	37,779

	Current liabilities		Parent Company Noncurrent liabilities	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Long-term contracts abroad				
Loans and financing in:				
United States dollars	165	236	3,325	2,531
Others currencies	-	5	-	-
Fixes rates				
Euro	-	-	1,812	1,671
Accrued charges	81	73	-	-
	246	314	5,137	4,202
Long-term contracts in Brazil				
Indexed to TJLP, TR, IGP-M e CDI	448	121	9,459	6,275
Basket of currencies	-	2	-	207
Loans in United States dollars	-	-	-	1,224
Non-convertible debentures into shares	-	-	4,000	4,000
Accrued charges	198	179	-	-
	646	302	13,459	11,706
	892	616	18,596	15,908

The long-term portion on December 31, 2011 has maturity in the following years:

	Consolidated	Parent Company
2013	6,313	4,783
2014	2,749	1,977
2015	2,388	997
2016	3,358	1,002
2017 onwards	27,266	9,837
No maturity date (non-convertible debentures)	679	-
	42,753	18,596

The long-term portion on December 31, 2011 has maturity in the following years:

	Consolidated	Parent Company
Up to 3%	10,307	5,803
3,1% to 5% (*)	4,922	2,405
5,1% to 7%	16,719	1,791
7,1% até 9% (**)	5,544	2,321
9,1% até 11% (**)	4,418	4,050
Over 11% (**)	4,045	3,118
Variable	10	-
	45,965	19,488

(*) Includes the operation of Eurobonds which we have entered derivative financial instrument at a cost of 4.71% per year in american dollars.

(**) Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term Interest Rates (TJLP) plus a spread. Due to these operations, derivative financial instruments were contracted to protect the Company's exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$11,298, of which R$9,418 has an original interest rates above 7% per year. The average cost after taking into account the derivative transaction is 2.98% per year in US dollars.

The total average cost of all derivative transactions is of 3.22% per year in US dollars.

On January 4, 2012, (subsequent event) Vale issued R$ 1,868 (US$1 billion) notes due in 2022 sold at a price of 98.804% of the principal amount and will bear a coupon of 4.375% per year, payable semi-annually through its wholly-owned subsidiary Vale Overseas Limited.

c) Credit Lines

Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On December 31, 2011, the total amount available under the revolving credit lines was R$7,660 (US$4,100 million), of which R$5,605 (US$3,000 million) can be drawn by Vale S.A., Vale Canada Limited and Vale International, R$654 (US$350 million) can be drawn by Vale International and the balance by Vale Canada Limited. As of December 31, 2011, none of the borrowers had drawn any amounts under these facilities, but letters of credit totaling R$200 (US$107 million) had been issued and remained outstanding pursuant to Vale Canada Limited's facility.

In August 2011, we entered into an agreement with a syndicate of financial institutions, with the support of Korean Trade Insurance Corporation (K-Sure), to finance the acquisition of five large ore carriers and two capesize bulkers. The agreement provides a credit line of up to R$990 (US$530 million). As of December 31, 2011, Vale had drawn R$333 (US$178 million) as agreed.

In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to R$ 1,868 (US$1 billion). As of December 31, 2011, Vale disbursed R$ 934 (US$ 500 million).

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing of 12 very large ore carriers, comprising a facility in an amount up to R$ 2,048 (US$1,229 million). The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of December 31, 2011, we had drawn R$872 (US$467 million).

In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social — BNDES for a total amount of R$774 to finance the acquisition of domestic equipments. In March 31, 2011, Vale increased the amount of credit lines through a new agreement with BNDES in R$ 103 million. As of December 31, 2011, R$615 was disbursed in this agreement.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of R$9,342 (US$ 5 billion), being R$5,605 (US$ 3 billion) with Japan Bank for International Cooperation (JIBC) and R$3,737 (US$ 2 billion) with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation.

As of December 31, 2011, Vale through its subsidiary PT International Nickel Indonesia Tbk (PTI) withdrew R$ 560 (US$ 300 million) under the credit facility NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7,300 with Banco Nacional de Desenvolvimento Econômico e Social - BNDES to finance its investment program. As of December 31, 2011, Vale withdrew R$ 2,795 million in this agreement.

d) Guarantee

On December 31, 2011, R$1,902 of the total aggregate outstanding debt were secured by fixed assets. The outstanding balance, in the amount of R$44,212 has no guarantee.

e) Covenants

The principal covenants, included in certain financial agreements, require the observance of certain ratios, such as debt to EBITDA and interest coverage. Vale has not identified any events of noncompliance as of December 31, 2011.

17. Provision

We are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues administratively and in court, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

					Consolidated
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 01, 2010	**1,933**	**935**	**1,273**	**61**	**4,202**
Additions	451	64	271	2	788
Reversals	(331)	(170)	(45)	-	(546)
Payments	(751)	(49)	(327)	(2)	(1,129)
Monetay update	176	113	105	3	397
Balance as December 31, 2010	**1,478**	**893**	**1,277**	**64**	**3,712**
Additions	72	256	685	11	1,024
Reversals	(83)	(349)	(156)	(16)	(604)
Payments	(169)	(287)	(348)	(19)	(823)
Monetay update	143	(18)	(17)	21	129
Balance as December 31, 2011	**1,441**	**495**	**1,441**	**61**	**3,438**

					Parent Company
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 01, 2010	**1,173**	**539**	**993**	**26**	**2,731**
Additions	156	51	271	2	480
Reversals	(329)	(18)	(45)	-	(392)
Payments	(751)	(5)	(251)	(1)	(1,008)
Monetay update	76	113	104	4	297
Balance as December 31, 2010	**325**	**680**	**1,072**	**31**	**2,108**
Additions	37	57	660	11	765
Reversals	(2)	(349)	(145)	-	(496)
Payments	(7)	(143)	(347)	(15)	(512)
Monetay update	89	(22)	(23)	19	63
Balance as December 31, 2011	**442**	**223**	**1,217**	**46**	**1,928**

Provisions for Tax Contingencies - The nature of tax contingencies refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources – CFEM and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation – AITP and questions about the location for the purpose of incidence of Service Tax – ISS.

Provision for Civil Contingencies - They are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provision for Labor Contingencies - Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring objects are payment of overtime, hours in "intinere", hazard pay and

unhealthy. The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whose core is the incidence of compulsory social security or not.

In addition to those provisions, there are judicial deposits. These deposits are the guarantees to the contingencies required in court. They are monetarily update and reported in noncurrent assets of the Company until it happens the court decision to rescue these deposits by the complainant, unless there is a favorable outcome of the issue to the entity. Judicial deposits are as follows:

	Consolidated		Parent Company	
Judicial deposits	**December 31, 2011**	**December 31, 2010**	**December 31, 2011**	**December 31, 2010**
Tax contingencies	927	910	474	458
Civil contingencies	293	692	184	609
Labor contingencies	1,691	1,451	1,425	1,237
Environmental contingencies	9	9	8	8
Total	**2,920**	**3,062**	**2,091**	**2,312**

The Company discuss in its administrative and judicial sphere about legal actions where the loss expectation is considered possible and understands there is no needs to provision, since there is a strong legal basis for the positioning of the Company. These contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated		Parent Company	
Possible Contingencies	**December 31, 2011**	**December 31, 2010**	**December 31, 2011**	**December 31, 2010**
Tax contingencies	35,938	4,419	30,814	217
Civil contingencies	2,800	1,827	1,567	1,195
Labor contingencies	3,602	3,308	3,348	3,036
Environmental contingencies	2,024	52	2,009	37
Total	**44,364**	**9,606**	**37,738**	**4,485**

The increase in the values of the tax contingencies with a possible prognosis refers mainly to discussion relating to recovery of Income Tax and Social Contribution, calculated based on the equity method in foreign subsidiaries.

18. Asset retirement obligation

The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to December 31, 2011 and 2010 were 5.82% p.y. and 7.96% p.y. respectively. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated	Parent Company
Balance in January 1, 2010	**2,086**	**846**
Increase expense	205	132
Liquidation in the current period	(78)	(77)
Revisions in estimated cash flows	384	(96)
Cumulative translation adjustments	(6)	-
Balance in December 31, 2010	**2,591**	**805**
Increase expense	215	102
Liquidation in the current period	(96)	(52)
Revisions in estimated cash flows	788	261
Cumulative translation adjustments	106	-
Balance in December 31, 2011	**3,604**	**1,116**
Current	136	21
Non-current	3,468	1,095
	3,604	**1,116**

19. Deferred Income Tax and Social Contribution

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Recoverable income tax	1,712	1,273	-	-
Temporary differences:				
Pension plan	891	1,223	134	231
Provision	882	964	708	787
Impairment of Assets	1,645	1,113	748	629
Fair value of financial instruments	991	631	994	619
Goodwill linked to property acquired	(12,424)	(11,583)	-	-
Others	(778)	(554)	(475)	(477)
Total	**(7,081)**	**(6,933)**	**2,109**	**1,789**
Social contribution	-	(3,574)	-	(3,574)
Total	**(7,081)**	**(10,507)**	**2,109**	**(1,785)**
Assets	3,692	2,440	2,109	1,789
Liabilities	(10,773)	(12,947)	-	(3,574)
	(7,081)	**(10,507)**	**2,109**	**(1,785)**

	Assets	Liabilities	Consolidated Total	Parent Company Ativo
Total amount in January 1, 2010	**2,760**	**(9,307)**	**(6,547)**	**730**
Net income effect	(507)	2,758	2,251	624
Addition/settlement of temporary difference	254	(560)	(306)	(4)
Subsidiary acquisition	-	(3,810)	(3,810)	-
Cumulative translation adjustment	-	261	261	-
Tax losses consumption	(846)	-	(846)	(846)
Tax losses recognition	779	-	779	-
Deferred social contribution	-	(2,254)	(2,254)	(2,254)
Other comprehensive income	-	(35)	(35)	(35)
Total amount in December 31, 2010	**2,440**	**(12,947)**	**(10,507)**	**(1,785)**
Net income effect	1,061	(549)	512	299
Subsidiary acquisition	-	(127)	(127)	-
Cumulative translation adjustment	170	(724)	(554)	-
Deferred social contribution	-	3,574	3,574	3,574
Other comprehensive income	21	-	21	21
Total amount in December 31, 2011	**3,692**	**(10,773)**	**(7,081)**	**2,109**

The deferred assets and liabilities of income tax and social contribution arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations:

	Consolidated		Parent Company	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Deferred income tax and social contribution				
to be recovered after than 12 months	(7,612)	(10,941)	1,793	(2,033)
to be recovered within 12 months	531	434	316	248
	(7,081)	**(10,507)**	**2,109**	**(1,785)**

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Three-month period ended (unaudited)		
	Consolidated		
	December 31, 2011	September 30, 2011	December 31, 2010
Income before tax and social contribution	10,282	8,343	12,331
Results of equity investments	179	(28)	36
Exchange variation - not taxable	158	(307)	239
	10,619	**8,008**	**12,606**
Income tax and social contribution at statutory rates - 34%	(3,610)	(2,723)	(4,286)
Adjustments that affects the basis of taxes:			
Income tax benefit from interest on stockholders' equity	689	947	621
Tax incentive	568	192	422
Results of overseas companies taxed by different rates which differs from the parent company rate	224	539	1,220
Reversal	(262)	-	-
Deductible Social Contribution paid	-	886	-
Others	278	(334)	(97)
Income tax and social contribution on the profit for the period	**(2,113)**	**(493)**	**(2,120)**

				Year ended as of
		Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Income before tax and social contribution	46,465	37,679	44,186	37,024
Results of equity investments	51	48	(9,996)	(8,661)
Exchange variation - not taxable	43	479	-	-
	46,559	**38,206**	**34,190**	**28,363**
Income tax and social contribution at statutory rates - 34%	(15,830)	(12,990)	(11,625)	(9,644)
Adjustments that affects the basis of taxes:				
Income tax benefit from interest on stockholders' equity	2,776	1,732	2,755	1,732
Tax incentive	1,507	1,390	1,188	1,093
Results of overseas companies taxed by different rates which differs from the parent company rate	2,315	2,988	-	-
Reversal	(485)	-	-	-
Deductible Social Contribution paid	886	-	886	-
Others	(234)	(155)	424	87
Income tax and social contribution on the profit for the period	**(9,065)**	**(7,035)**	**(6,372)**	**(6,732)**

In Brazil, Vale has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and are in the case of Company expire until 2020. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders' equity, and may not be distributed as dividends to Stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia - SUDAM and the Northeast Development Superintendence - SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders

Vale also has tax incentives related to the production of nickel from Vale New Caledonia – VNC. These incentives include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier interruption if the project achieves a specified cumulative rate of return. VNC is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. Vale also received tax incentives for projects in Mozambique, Oman and Malaysia.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

20. Employee Benefits Obligations

a) Retirement Benefit Obligations

The Company is the sponsor of pension plans mixed with characteristics of benefit and defined contribution (such as benefit plan Vale Mais), which includes retirement income and the risk benefits (death pension, retirement for disability and sickness benefit). These plans are calculated based on length of service, age, salary base and supplement to Social Security benefits. These plans are administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA.

The Company also sponsors a pension plan with defined benefit characteristics. This plan was funded by monthly contributions made by the sponsor and employees, calculated on the basis of periodic actuarial estimates. With the creation of the plan Vale Mais in May 2000, more than 98% of active employees opted to transfer. The defined benefit is still there, covering almost exclusively retired participants and their beneficiaries. This plan is also administered by VALIA.

Additionally, a specific group of former employees are entitled to additional payments to the normal benefits of VALIA through Complementation Bonus plus a post-retirement benefit that covers medical, dental and pharmaceutical assistance to that specific group.

The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities which, together, benefiting all employees.

The following information details the status of defined benefit elements of all the plans, as well as costs related to them.

The results of the actuarial valuation are as follows:

i. Changes in the present value of obligations

			Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Present value of obligations on January 1, 2010	**4,745**	**8,209**	**2,270**	**4,745**	**2,387**	**324**
Initial liability recognized with new consolidation	642	20	97	-	-	-
Current service cost	3	122	46	-	24	3
Interest cost	574	635	179	504	257	35
Benefits paid	(461)	(658)	(140)	(415)	(148)	(31)
Plan amendment	-	35	(4)	-	-	-
Actuarial loss	533	439	16	442	247	56
Exchange rates changes effects	-	18	36	-	-	-
Present value of obligations on December 31, 2010	**6,036**	**8,820**	**2,500**	**5,276**	**2,767**	**387**
Initial liability recognized with new consolidation						
Current service cost	2	148	52	-	28	5
Interest cost	650	631	160	573	304	42
Benefits paid	(494)	(688)	(138)	(441)	(166)	(41)
Plan amendment	-	4	-	-	-	-
Net transfers	-	26	-	-	-	-
Alteration of hypotheses	-	(44)	(52)	-	-	-
Actuarial loss (gain)	444	(210)	192	404	(4)	78
Exchange rates changes effects	-	561	200	-	-	-
Present value of obligations on December 31, 2011	**6,638**	**9,248**	**2,914**	**5,812**	**2,929**	**471**

ii. Evolution of the fair value of assets

	Consolidated			Parent Company		
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of assets on January 1, 2010	**7,190**	**7,131**	**19**	**7,190**	**1,977**	**-**
Initial asset recognized with new consolidation	751	16	-	-	-	-
Actual return on assets	944	714	2	839	233	-
Sponsor contributions	4	316	140	-	206	31
Benefits paid	(461)	(658)	(140)	(415)	(148)	(31)
Actuarial loss (gain)	879	214	-	879	214	-
Exchange rates changes effects	-	8	1	-	-	-
Fair value of assets on December 31, 2010	**9,307**	**7,741**	**22**	**8,493**	**2,482**	**-**
Initial asset recognized with new consolidation						
Actual return on assets	1,097	388	-	994	279	-
Sponsor contributions	4	964	138	1	242	41
Benefits paid	(494)	(690)	(138)	(441)	(166)	(41)
Actuarial loss (gain)	(242)	13	-	(331)	11	-
Antecipated settlement in the plan	-	(44)	(18)	-	-	-
Exchange rates changes effects	-	526	(1)	-	-	-
Fair value of assets on December 31, 2011	**9,672**	**8,898**	**3**	**8,716**	**2,848**	**-**

A special contribution was made to the Vale Canada Limited defined underfunded benefit plans of R$ 588 during the period. The contribution was made to bring the adequate ratios which provide Vale Canada with more certain funding requirements for 2011-2013

Administrative plan assets by Valia at December 31, 2011 and December 31, 2010 include investments in portfolio of our own stocks in the amount of R$ 636 and R$864, investments in debentures in the amount of R$ 117 and R$ 106 and investments equity on related parties in the amount of R$ 157 and R$135, respectively. They also include on December 31, 2011 and December 31, 2010, R$ 6,637 and R$6,914 of securities of the Federal Government. The assets of pension plans of Vale Canada Limited are in securities of the Government of Canada and in December31, 2011 and 2010, in the amount of R$1,219 and R$726, respectively. The assets plans linked to fertilizers assets, in December 31, 2011 and 2010 are in securities of the Federal Government is in the amount of R$ 278 and R$263, respectively.

iii. Reconciliation of assets and liabilities recognized in the balance sheet

						Consolidated
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	(*) Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Present value of obligations in the year-end	(6,638)	(9,248)	(2,914)	(6,036)	(8,820)	(2,500)
Fair value of assets in the year-end	9,672	8,898	3	9,307	7,741	22
Net value of (gains) and losses not recorded in the balance sheet	-	(75)	174	-	(45)	67
Effect of limit of CPC 33, paragraph 58(b)	(3,034)	-	-	(3,271)	-	-
Total	-	(425)	(2,737)	-	(1,124)	(2,411)
Net actuarial asset/liability accrued						
Current	-	(172)	(144)	-	(160)	(151)
Non-current	-	(253)	(2,593)	-	(964)	(2,260)
Total	-	(425)	(2,737)	-	(1,124)	(2,411)

						Parent Company
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Present value of obligations in the year-end	(5,812)	(2,929)	(471)	(5,276)	(2,767)	(387)
Fair value of assets in the year-end	8,716	2,848	-	8,493	2,482	-
Net value of (gains) and losses not recorded in the balance sheet	-	(74)	79	-	(57)	49
Effect of limit of CPC 33, paragraph 58(b)	(2,904)	-	-	(3,217)	-	-
Total	-	(155)	(392)	-	(342)	(338)
Net actuarial asset/liability accrued						
Current	-	(120)	(21)	-	(139)	(37)
Non-current	-	(35)	(371)	-	(203)	(301)
Total	-	(155)	(392)	-	(342)	(338)

iv. Recorded costs in the statement of income

						Consolidated
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	2	147	50	3	101	46
Interest on actuarial liabilities	650	630	160	574	635	179
Expected return on assets	(1,097)	(640)	(2)	(944)	(579)	(1)
Amortization and (gains) / losses, net (paragraph 58a)	761	46	(11)	(404)	38	23
Effect of limit described in paragraph 58 (b) in CPC 33	(314)	-	-	771	-	-
Total costs, net	2	183	197	-	195	247

						Consolidated
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	-	28	5	-	24	3
Interest on actuarial liabilities	573	304	42	504	257	35
Expected return on assets	(994)	(277)	-	(839)	(223)	-
Amortization and (gains) / losses, net (paragraph 58a)	735	-	48	(436)	-	23
Effect of limit described in paragraph 58 (b) in cpc 33	(314)	-	-	771	-	-
Total costs, net	-	55	95	-	58	61

v. Actuarial and economic assumptions

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

The economic actuarial assumptions adopted were formulated considering the long-term period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.
In the evaluations were adopted the following economic assumptions:

						Brazil
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate	10,91% a.a.	10,78% a.a.	10,90% a.a.	11,30% a.a.	11,30% a.a.	10,30% a.a.
Expected return on assets	11,91% a.a.	10,50% a.a.	N/A	12,00% a.a.	10,50% a.a.	N/A
Growth rate of payroll and related charges - up to 47 years	8,15% a.a.	N/A	N/A	8,15% a.a.	8,15% a.a.	N/A
Growth rate of payroll and related charges - after 47 years	5,00% a.a.	5,00% a.a.	N/A	5,00% a.a.	5,00% a.a.	N/A
Inflation	5,00% a.a.	5,00% a.a.	5,00% a.a.	5,00% a.a.	5,00% a.a.	5,00% a.a.
Nominal growth rate of medical costs	N/A	N/A	8,15% a.a.	N/A	N/A	8,15% a.a.

				Foreign
		December 31, 2011		December 31, 2010
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate	5,43% a.a.	5,43% a.a.	6,21% a.a.	5,44% a.a.
Expected return on assets	6,51% a.a.	6,51% a.a.	7,02% a.a.	6,50% a.a.
Growth rate of payroll and related charges - up to 47 years	4,10% a.a.	4,10% a.a.	4,11% a.a.	3,58% a.a.
Growth rate of payroll and related charges - after 47 years	4,10% a.a.	4,10% a.a.	4,11% a.a.	3,58% a.a.
Inflation	2,00% a.a.	2,00% a.a.	2,00% a.a.	2,00% a.a.
Nominal growth rate of medical costs	N/A	N/A	N/A	5,92% a.a.

vi. Data from participants:

						Consolidated
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Number of actives participants	202	67,951	74,729	245	59,923	67,990
Average age	50	36	36	50	36	36
Average service length	27	7	8	27	8	9
Number of participants with deferred benefit (*)	-	5,815	-	-	4,876	-
Average age	-	39	-	-	40	-
Number of de retirees and pensioners	18,380	18,189	32,633	18,496	18,078	32,765
Average age	66	71	64	66	71	63

						Parent Company
			December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Number of actives participants	14	54,179	65,047	21	45,829	55,019
Average age	51	35	35	51	35	35
Average service length	27	7	7	27	7	8
Number of participants with deferred benefit	-	4,141	-	-	3,397	-
Average age	-	35	-	-	36	-
Number of de retirees and pensioners	16,901	3,167	7,516	17,046	3,066	8,231
Average age	67	65	45	66	64	44

VALE

vii. Assets of pension plans

Brazilian Plans

The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of a strategic asset allocation study.

Plan asset allocations comply with pension funds local regulation issued by CMN - Conselho Monetário Nacional (CMN Resolution 3,792/09). We are allowed to invest in six different asset classes, defined as Segments by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants in compliance with pre approved policies.

The investment policies aims to achieve adequate diversification, revenue and long-term valuation, through the combination of all asset classes described above to meet their obligations to many plans of the appropriate level of risk.

The pension fund has a risk management process with established policies that intend to identify measure and control all kind of risks faced by our plans, such as: market, liquidity, credit, operational, systemic and legal.

Foreign plans

The strategy for each of the pension plans sponsored by Vale Canada is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments.

viii. Overfunded pension plans

Brazilian Plans

The Defined Benefit Plan (the "Old Plan") has the most part of its assets allocated in fixed income, mainly in Brazilian government bonds (such as TIPS) and corporate long term inflation linked corporate bonds with the objective to reduce the asset-liability volatility. This LDI (Liability Driven Investments) strategy, when considered together with Loans to Participants segment, aims to hedge plan's liabilities against inflation risk and volatility. This plan had an average nominal income of 20% per annum, in the past 11 years. The target allocation for each investment segment or asset class in the following:

	December 31, 2011	December 31, 2010
Fixed income investments	57%	52%
Variable income investments	24%	28%
Structures investments	6%	6%
Foreing investments	1%	2%
Real Estate	8%	7%
Operations with participants (loans)	4%	5%

The "Plano Vale Mais" has obligations with characteristics of defined benefit plans and defined contribution plans. Most investments are in fixed income. To reduce the volatility of assets and liabilities from the components of the plot with defined benefit's characteristics, we use Brazilian government bonds indexed to inflation. The target allocation for this strategy is 55% of total assets of this sub plan. Bellow there are the target allocations for each investment segment or asset class:

	December 31, 2011	December 31, 2010
Fixed income investments	56%	59%
Variable income investments	24%	24%
Structures investments	3.5%	2%
Foreing investments	0.5%	1%
Real Estate	6%	4%
Operations with participants (loans)	10%	10%

The Defined Contribution Vale Mais component offers three options of asset classes' mix that can be chosen by participants. The options are: Fixed Income – 100%; 80% Fixed Income and 20% Equities and 65% Fixed Income and 35% Equities. Loan to participants is included in the fixed income options. Equities management is done through investment fund that targets Ibovespa index.

Assets by category are as follows:

								Consolidated
				December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category								
Cash and cash equivalents	-	-	-	-	9	-	-	9
Accounts receivable	28	-	-	28	135	-	-	135
Equity securities – net	2,391	146	-	2,537	2,201	126	-	2,327
Debt securities – corporate bonds	-	832	-	832	-	699	-	699
Debt securities – government bonds	3,442	-	-	3,442	3,523	-	-	3,523
Investment funds – Fixed Income	2,879	-	-	2,879	2,683	-	-	2,683
Investment funds – equity	538	-	-	538	855	-	-	855
Investment funds – private equity	21	-	-	21	39	-	-	39
Investment funds – not listed companies	-	-	331	331	-	-	213	213
Investment funds – real state	-	-	37	37	-	-	31	31
Real estate	-	-	748	748	-	-	481	481
Loans from participants	-	-	343	343	-	-	302	302
Total	**9,299**	**978**	**1,459**	**11,736**	**9,445**	**825**	**1,027**	**11,297**
Funds not related to risk plans				(2,064)				(1,990)
Fair value of plan assets at year-end				**9,672**				**9,307**

								Parent Company
				December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category								
Cash and cash equivalents	-	-	-	-	1	-	-	1
Accounts receivable	28	-	-	28	135	-	-	135
Equity securities – net	2,093	146	-	2,239	2,201	126	-	2,327
Debt securities – corporate bonds	-	782	-	782	-	699	-	699
Debt securities – government bonds	3,246	-	-	3,246	3,274	-	-	3,274
Investment funds – Fixed Income	2,636	-	-	2,636	2,428	-	-	2,428
Investment funds – equity	498	-	-	498	606	-	-	606
Investment funds – private equity	21	-	-	21	39	-	-	39
Investment funds – not listed companies	-	-	258	258	-	-	213	213
Investment funds – real state	-	-	32	32	-	-	31	31
Real state	-	-	708	708	-	-	438	438
Loans from participants	-	-	332	332	-	-	292	292
Total	**8,522**	**928**	**1,330**	**10,780**	**8,684**	**825**	**974**	**10,483**
Funds not related to risk plans				(2,064)				(1,990)
Fair value of plan assets at year-end				**8,716**				**8,493**

Measurement of overfunded plan assets at fair value with no observable market variables - level 3

					Consolidated					Parent Company
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1, 2010	**151**	**-**	**391**	**275**	**817**	**151**	**-**	**391**	**275**	**817**
Actual retorn on plan assets	(5)	2	81	41	119	(5)	2	76	38	111
Initial consolidation of new acquisitions	-	-	38	7	45	-	-	-	-	-
Assets sold during the year	(4)	(2)	(40)	(125)	(171)	(4)	(2)	(40)	(125)	(171)
Assets purchased and settled	71	-	42	104	217	71	-	42	104	217
Transfers between levels	-	31	(31)	-	-	-	31	(31)	-	-
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-
On December 31, 2010	**213**	**31**	**481**	**302**	**1,027**	**213**	**31**	**438**	**292**	**974**
Actual retorn on plan assets	(12)	1	132	40	161	(12)	1	132	40	161
Initial consolidation of new acquisitions	-	-	-	-	-	-	-	-	-	-
Assets sold during the year	(2)	-	(36)	(119)	(157)	(2)	-	(33)	(119)	(154)
Assets purchased and settled	59	-	171	120	350	59	-	171	119	349
Transfers between levels	73	5	-	-	78	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-
On December 31, 2011	**331**	**37**	**748**	**343**	**1,459**	**258**	**32**	**708**	**332**	**1,330**

The return target for private equity assets in 2012 is 11.94% p.a. for the Old Plan and 11.51% p.a.for the New Plan. The target allocation is 6% for the Old Plan and 5.3% for the New Plan, ranging between 2% and 10% for the Old Plan and ranging between 1% and 10% for the New Plan. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. Usually non-liquid assets' fair value is similar to the acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flows analysis or analysis based on multiples.

The target return for loans to participants in 2012 was 16% p.a. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.

The target return for real estate assets in 2012 was 12.80% p.a. The fair value of these assets is near to their carrying value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.

ix. Underfunded pension plans

i. Brazilian Plans

The obligation has an exclusive allocation in fixed income. It was also used a LDI (Liability Driven Investments) strategy for this plan. Most of the resources were invested in long term Brazilian government bonds (similar to TIPS) and inflation linked corporate bonds with the objective of minimizing asset-liability volatility and reduce inflation risk. This obligation has an average nominal return of 16% p.a. in local currency in the last 6 years.

ii. Foreign plans

For all pension plans except PT Inco, this has resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan's market and involve a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency's exposure is 50% hedged) due to the large exposure to foreign securities. For PT Inco, the target allocation is 20% equity investment and the remainder in fixed income.

Assets by category are shown below:

								Consolidated
				December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category								
Cash and cash equivalents	36	44	-	80	36	50	-	86
Accounts receivable	22	-	-	22	34	-	-	34
Equity securities – net	2,571	113	-	2,684	2,704	8	-	2,712
Debt securities – corporate bonds	-	594	-	594	-	291	-	291
Debt securities – government bonds	605	1,171	-	1,776	615	694	-	1,309
Investment funds – Fixed Income	2,225	1,061	-	3,286	1,799	1,199	-	2,998
Investment funds – equity	610	703	-	1,313	512	577	-	1,089
Investment funds – private equity	3	4	-	7	6	5	-	11
Investment funds – not listed companies	-	-	31	31	-	-	24	24
Investment funds – real state	-	-	2	2	-	-	2	2
Real state	-	-	153	153	-	-	62	62
Loans from participants	-	-	301	301	-	-	251	251
Total	6,072	3,690	487	10,249	5,706	2,824	339	8,869
Funds not related to risk plans				(1,351)				(1,128)
Fair value of plan assets at year-end				8,898				7,741

	December 31, 2011							Parent Company December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category								
Cash and cash equivalents	4	-	-	4	7	-	-	7
Accounts receivable	2	-	-	2	10	-	-	10
Equity securities – net	271	110	-	381	306	8	-	314
Debt securities – corporate bonds	-	212	-	212	-	287	-	287
Debt securities – government bonds	555	-	-	555	560	-	-	560
Investment funds – Fixed Income	2,084	-	-	2,084	1,700	-	-	1,700
Investment funds – equity	471	-	-	471	360	-	-	360
Investment funds – private equity	3	-	-	3	6	-	-	6
Investment funds – not listed companies	-	-	31	31	-	-	24	24
Investment funds – real state	-	-	2	2	-	-	2	2
Real state	-	-	153	153	-	-	62	62
Loans from participants	-	-	301	301	-	-	251	251
Total	**3,390**	**322**	**487**	**4,199**	**2,949**	**295**	**339**	**3,583**
Funds not related to risk plans				(1,351)				(1,101)
Fair value of plan assets at year-end				**2,848**				**2,482**

Measurement of underfunded plan assets at fair value with non-observable market variables - level 3

					Consolidated					Parent Company
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1, 2010	**17**	**-**	**43**	**216**	**276**	**17**	**-**	**43**	**216**	**276**
Actual return on plan assets	-	-	-	33	33	-	-	-	-	-
Initial consolidation of new acquisitions	(4)	-	7	-	3	(4)	-	7	33	36
Assets sold during the year	-	-	(4)	(94)	(98)	-	-	(4)	(94)	(98)
Assets purchased and settled	11	-	18	96	125	11	-	18	96	125
Transfers between levels	-	-	-	-	-	-	2	-	-	2
Cumulative translation adjustment	-	2	(2)	-	-	-	-	(2)	-	(2)
On December 31, 2010	**24**	**2**	**62**	**251**	**339**	**24**	**2**	**62**	**251**	**339**
Actual return on plan assets	(3)	-	15	52	64	(3)	-	15	52	64
Assets sold during the year	-	-	(3)	(99)	(102)	-	-	(3)	(99)	(102)
Assets purchased and settled	10	-	79	97	186	10	-	79	97	186
On December 31, 2011	**31**	**2**	**153**	**301**	**487**	**31**	**2**	**153**	**301**	**487**

x. Assets of underfunded other benefits

i. Plans abroad

Underfunded other benefits by asset category:

	December 31, 2011		Consolidated December 31, 2010	
	Level 1	Total	Level 1	Total
Assets by category				
Cash and cash equivalents	3	3	22	22
Total	**3**	**3**	**22**	**22**
Fair value of asset plans at year-end		**3**		**22**

xi. Disbursement of future cash flow

Vale expects to disburse in 2012 with pension plans and other benefits, R$490 on the consolidated and R$271 on the parent company.

xii. Sensitivity related to the nominal growth rate of medical costs

	Increase of 1%		Consolidated Decrease of 1%	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Present value of obligations	483	355	(385)	(287)
Interest and service cost	41	36	(32)	(28)

		Increase of 1%		Parent Company Decrease of 1%
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Present value of obligations	40	33	(34)	(29)
Interest and service cost	4	3	(4)	(3)

xiii. Estimated future benefit payments

The following table presents the expected benefit payments, which reflect future services, as follows:

	Overfunded pension plans	Underfunded pension plans	Others underfunded other benefits	Consolidated Total
2012	494	739	162	1,395
2013	510	730	170	1,410
2014	527	729	176	1,432
2015	543	737	184	1,464
2016	559	742	192	1,493
2017 onwards	3,004	3,906	951	7,861

	Overfunded pension plans	Underfunded pension plans	Others underfunded other benefits	Parent Company Total
2012	438	188	39	665
2013	453	199	43	695
2014	469	211	47	727
2015	483	223	52	758
2016	498	236	57	791
2017 onwards	2682	1388	235	4305

b) Participation in the results Plan

The Company, based in Participation in Results Program ("PPR") allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.

The Participation in Results in the Company for each employee is calculated individually according to the achievement of goals previously established by blocks of indicators of the Company, Business Unit, Team and individual. The contribution of each block in the performance scores of employees is discussed and agreed each year, between us and the unions representing their employees.

The Company accrued expenses / costs related to participation in the result as follows:

		Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Operational expenses	728	453	627	266
Cost of good sold	828	535	715	511
Total	**1,556**	**988**	**1,342**	**777**

c) Long-term compensation plan

Aiming to promote the vision of stockholder, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a Long-term Compensation Plan, for some executives of the Company, covering 3-year cycles.

Under the terms of the plan, the participants may allocate a portion of their annual bonus to the plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred stock of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.

The shares purchased by the executive have no restrictions and can according to own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equivalent to the amount of stock holdings based on market quotations. The total number of stocks linked to the plan on December 31, 2011 and December 31, 2010 is 3,012,538 and 2,458,627, respectively.

Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates.
The compensation costs incurred are recognized by the defined vesting period of three years. On December 31, 2011 and December 31, 2010, we recorded a provision of R$ 204 and R$ 200 respectively, in the income statement.

21. Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

					Consolidated
					December 31, 2011
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets					
Current					
Cash and cash equivalents	7,458	-	-	-	7,458
Derivatives at fair value	-	820	302	-	1,122
Accounts receivable from customers	16,236	-	-	-	16,236
Related parties	69	-	-	-	69
	23,763	**820**	**302**	**-**	**24,885**
Non current					
Related parties	904	-	-	-	904
Loans and financing	399	-	-	-	399
Derivatives at fair value	-	112	-	-	112
	1,303	**112**	**-**	**-**	**1,415**
Total of Assets	**25,066**	**932**	**302**	**-**	**26,300**
Financial liabilities					
Current					
Suppliers and contractors	9,157	-	-	-	9,157
Derivatives at fair value	-	112	26	-	138
Current portion of long-term debt	3,212	-	-	-	3,212
Loans and financing	660	-	-	-	660
Related parties	32	-	-	-	32
	13,061	**112**	**26**	**-**	**13,199**
Non current					
Derivatives at fair value	-	1,239	-	-	1,239
Loans and financing	42,753	-	-	-	42,753
Related parties	230	-	-	-	230
Debentures	-	2,496	-	-	2,496
	42,983	**3,735**	**-**	**-**	**46,718**
Total of Liabilities	**56,044**	**3,847**	**26**	**-**	**59,917**

(a) Non-derivative financial instruments with determinable cash flow.
(b) Financial instruments acquired with the purpose of trading in the short term.
(c) See note 22.
(d) Financial instruments not classified in other categories.

	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
					Consolidated
					December 31, 2010
Financial assets					
Current					
Cash and cash equivalents	13,469	-	-	-	13,469
Short-term investments	2,987	-	-	-	2,987
Derivatives at fair value	-	51	36	-	87
Accounts receivable from customers	13,962	-	-	-	13,962
Related parties	90	-	-	-	90
	30,508	**51**	**36**	**-**	**30,595**
Non current					
Related parties	8	-	-	-	8
Loans and financing	274	-	-	-	274
Derivatives at fair value	-	502	-	-	502
	282	**502**	**-**	**-**	**784**
Total of financial assets	**30,790**	**553**	**36**	**-**	**31,379**
Financial liabilities					
Current					
Suppliers and contractors	5,804	-	-	-	5,804
Derivatives at fair value	-	92	-	-	92
Current portion of long-term debt	4,866	-	-	-	4,866
Loans and financing	1,144	-	-	-	1,144
Related parties	24	-	-	-	24
	11,838	**92**	**-**	**-**	**11,930**
Non current					
Derivatives at fair value	-	15	88	-	103
Loans and financing	37,779	-	-	-	37,779
Related parties	3	-	-	-	3
Debentures	-	2,140	-	-	2,140
	37,782	**2,155**	**88**	**-**	**40,025**
Total of financial liabilities	**49,620**	**2,247**	**88**	**-**	**51,955**

	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
					Parent Company
					December 31, 2011
Financial assets					
Current					
Cash and cash equivalents	575	-	-	-	575
Derivatives at fair value	-	573	1	-	574
Accounts receivable from customers	15,809	-	-	-	15,809
Related parties	2,561	-	-	-	2,561
	18,945	**573**	**1**	**-**	**19,519**
Non Current					
Related parties	446	-	-	-	446
Loans and financing	158	-	-	-	158
Derivatives at fair value	-	96	-	-	96
	604	**96**	**-**	**-**	**700**
Total of Assets	**19,549**	**669**	**1**	**-**	**20,219**
Financial Liabilities					
Current					
Suppliers and contractors	3,504	-	-	-	3,504
Derivatives at fair value	-	91	26	-	117
Current portion of long-term debt	892	-	-	-	892
Related parties	4,959	-	-	-	4,959
	9,355	**91**	**26**	**-**	**9,472**
Non Current					
Derivatives at fair value	-	953	-	-	953
Loans and financing	18,596	-	-	-	18,596
Related parties	28,654	-	-	-	28,654
Debentures	-	2,496	-	-	2,496
	47,250	**3,449**	**-**	**-**	**50,699**
Total of Liabilities	**56,605**	**3,540**	**26**	**-**	**60,171**

					Parent Company
					December 31, 2010
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets					
Current					
Cash and cash equivalents	4,823	-	-	-	4,823
Derivatives at fair value	-	1	36	-	37
Accounts receivable from customers	18,378	-	-	-	18,378
Related parties	1,123	-	-	-	1,123
	24,324	1	36	-	24,361
Non current					
Related parties	1,936	-	-	-	1,936
Loans and financing	164	-	-	-	164
Derivatives at fair value	-	284	-	-	284
	2,100	284	-	-	2,384
Total of financial assets	26,424	285	36	-	26,745
Financial liabilities					
Current					
Suppliers and contractors	2,863	-	-	-	2,863
Current portion of long-term debt	616	-	-	-	616
Related parties	5,326	-	-	-	5,326
	8,805	-	-	-	8,805
Non current					
Loans and financing	15,908	-	-	-	15,908
Related parties	27,597	-	-	-	27,597
Debentures	-	2,140	-	-	2,140
	43,505	2,140	-	-	45,645
Total of financial liabilities	52,310	2,140	-	-	54,450

22. Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 – Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, which quoted prices does not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities of the parent company and the consolidated measured at fair value on December 31, 2011, 31 December 2010 and January 1, 2010.

	Consolidated					
	December 31, 2011			December 31, 2010		
	Level 1	Level 2	Total (*)	Level 1	Level 2	Total (*)
Financial Assets						
Current						
Deriatives at fair value through profit or loss	-	820	820	22	29	51
Derivatives designated as hedges	-	302	302	-	36	36
	-	1,122	1,122	22	65	87
Non-Current						
Deriatives at fair value through profit or loss	-	112	112	-	502	502
	-	112	112	-	502	502
Total of Assets	-	1,234	1,234	22	567	589
Financial Liabilities						
Current						
Deriatives at fair value through profit or loss	1	111	112	20	72	92
Derivatives designated as hedges	-	26	26	-	-	-
	1	137	138	20	72	92
Non-Current						
Deriatives at fair value through profit or loss	-	1,239	1,239	1	14	15
Derivatives designated as hedges	-	-	-	-	88	88
Stockholders' debentures	-	2,496	2,496	-	2,140	2,140
	-	3,735	3,735	1	2,242	2,243
Total of Liabilities	1	3,872	3,873	21	2,314	2,335

	Parent Company			
	December 31, 2011		December 31, 2010	
	Level 2	Total (*)	Level 2	Total (*)
Financial Assets				
Current				
Derivatives at fair value through profit or loss	574	574	37	37
	574	574	37	37
Non-current				
Derivatives at fair value through profit or loss	96	96	284	284
	96	96	284	284
Total of assets	670	670	321	321
Financial Liabilities				
Current				
Derivatives at fair value through profit or loss	91	91	-	-
Derivatives designated as hedges	26	26	-	-
	117	117	-	-
Non-current				
Derivatives at fair value through profit or loss	953	953	-	-
Stockholders' debentures	2,496	2,496	2,140	2,140
	3,449	3,449	2,140	2,140
Total of liabilities	3,566	3,566	2,140	2,140

(*) No classification according to the level 3

a) Methods and Techniques of Evaluation

i. Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders' debentures.

- **Derivatives designated or not as hedge**

The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the "market curves".

The pricing method used in the case of European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP "Long-Term Interest Rate", the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

- **Stockholders' Debentures**

Comprise the debentures issued on behalf of the privatization process (see note 27(b)), whose fair values are measured based on market approach, and its reference prices are available on the secondary market.

ii. Assets available-for-sales

Comprise the assets that are not held-to-maturity, for strategic reasons. Comprise investments that are valued based on quoted prices in active markets where available, or internal assessments based on expected future cash flows of the assets.

b) Fair value measurement compared to book value

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale's Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below

					Consolidated
	Balance of 2011	Fair value of 2011	Level 1	Level 2	Level 3
Loans (long term)*	45,325	48,325	35,884	12,441	-
Perpetual notes**	149	149	-	149	-

* Net interest of R$640
** classified on "Related parties" (Non-current liabilities)

					Consolidated
	Balance of 2010	Fair value of 2010	Level 1	Level 2	Level 3
Loans (long term)*	42,062	44,233	33,607	10,625	-

* Net interest of R$584

					Parent Company
	Balance of 2011	Fair value of 2011	Level 1	Level 2	Level 3
Loans (long term)*	19,209	19,719	12,010	7,710	-

* net interest of R$279

					Parent Company
	Balance of 2010	Fair value of 2010	Level 1	Level 2	Level 3
Loans (long term)*	16,272	16,628	13,944	2,684	-

* net interest of R$252

(*) No classification according to the level 3

23. Stockholders' Equity

a) Capital

The Stockholders' Equity is represented by common and preferred non-redeemable shares without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In December 31 2011, the capital was R$75,000,000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

			December 31, 2011
Stockholders	**ON**	**PNA**	**Total**
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	-	12	12
Foreign investors - ADRs	739,482,753	765,585,822	1,505,068,575
FMP - FGTS	99,572,382	-	99,572,382
PIBB - BNDES	2,125,375	2,805,380	4,930,755
BNDESPar	218,386,481	69,432,771	287,819,252
Foreign institutional investors in the local market	176,756,776	365,179,678	541,936,454
Institutional investors	163,266,809	378,583,092	541,849,901
Retail investors in the country	53,787,654	325,553,049	379,340,703
Treasure stock in the country	86,911,207	181,099,814	268,011,021
Total	**3,256,724,482**	**2,108,579,618**	**5,365,304,100**

b) Revenue reserves

The values of the retained earnings are distributed as:

	Investment reserve	Legal reserve	Tax incentive reserve	Total of undistributed revenue reserves
Total amount in January 1, 2010	**45,165**	**3,896**	**211**	**49,272**
Capitalization of reserves	(2,435)	-	(131)	(2,566)
Additional remuneration to securities	(513)	-	-	(513)
Allocation of income	23,468	1,804	1,022	26,294
Total amount in December 31, 2010	**65,685**	**5,700**	**1,102**	**72,487**
Capitalization of reserves	(22,867)	-	(266)	(23,133)
Allocation of income	25,864	1,891	996	28,751
Total amount in December 31, 2011	**68,682**	**7,591**	**1,832**	**78,105**

Investment reserve aims to ensure the maintenance and development for activities that comprise the Company's purpose in an amount not exceeding 50% of net income.

Legal reserve is a requirement for all Brazilian Public Company and represents ownership of 5% of annual net income based on Brazilian law, up to 20% of the capital.

Tax incentive reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (Note 18).

c) Resources linked to the future mandatory conversion in shares

The mandatory convertible as at December 31, 2011 are presented:

			Amount (thousands of reais)		
Series	**Emission**	**Expiration**	**Gross**	**Net of changes**	**Coupon**
Series VALE e VALEP - 2012	July/09	June/12	1,858	1,523	6,75% a.a.

The notes pay a quarterly coupon and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory. Consequently, they were recognized as a specific component of shareholders' equity, net of financial charges.

The funds linked to future mandatory conversion, net of financial charges, are equivalent to the maximum of common shares and preferred shares as reported below. All the shares are currently held in treasury.

	Maximum amount of shares		Amount (thousands of reais)	
Series	**Common**	**Preferred**	**Common**	**Preferred**
Series VALE e VALEP - 2012	18,415,859	47,284,800	473	1,050

In November 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.657454 and US$ 1.917027 per note, respectively.

In September 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.806046 and US$ 2.088890 per note, respectively.

In April 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 0.985344 and US$ 1.139659 per note, respectively.

In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, US$ 0.462708 and US$ 0.535173 per note, respectively.

In June 2010, the notes of Rio and RIO P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders' equity.

d) Treasury stocks

In November 2011, as part of the buy-back program approved in June 2011, we concluded the acquisitions of 39,536,080 common shares, at an average price of R$ 26.25 per share, and 81,451,900 preferred shares, at an average price of R$ 24.09 per share (including shares of each class in the form of ADR), for a total aggregate purchase price of R$ 5,091. The repurchased shares represent 3.1% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. The shares acquired will be held in treasury for cancellation.

In December 31, 2011, there are 268,001,021 treasury stocks, in the amount of R$ 9,917, as follows:

					Price of acquisition				
Classes	December 31, 2010	Addition	Reduction	December 31, 2011	Average	Low(*)	High	December 31, 2011	December 31, 2010
Preferred	99,649,571	81,451,900	(1,657)	181,099,814	37.50	14.02	47.77	39.75	45.08
Common	47,375,394	39,536,080	(267)	86,911,207	35.98	20.07	54.83	42.39	51.50
Total	**147,024,965**	**120,987,980**	**(1,924)**	**268,011,021**					

(*) Shares value with splits: R$ 1.17 preferred and R$ 1.67 common.

e) Basic and diluted earnings per share

The value of basic earnings per shares and diluted were calculated as follows:

	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Net income from continuing operations attributable to the Company's stockholders	**8,354**	**7,893**	**10,002**	**37,814**	**30,292**
Discontinued operations, net of tax	-	-	-	-	(222)
Net income attributable to the Company's stockholders	**8,354**	**7,893**	**10,002**	**37,814**	**30,070**
Basic and diluted earnings per share:					
Income available to preferred stockholders	3,203	3,057	3,882	14,640	11,793
Income available to common stockholders	5,151	4,836	6,120	23,174	18,277
Total	**8,354**	**7,893**	**10,002**	**37,814**	**30,070**
Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,985,195	2,033,746	2,044,561	2,031,315	2,083,068
Weighted average number of shares outstanding (thousands of shares) - common shares	3,192,903	3,216,400	3,222,619	3,215,479	3,228,439
Total	**5,178,098**	**5,250,146**	**5,267,180**	**5,246,794**	**5,311,507**
Basic earnings per share					
Basic earnings per preferred share	1.61	1.50	1.90	7.21	5.66
Basic earnings per common share	1.61	1.50	1.90	7.21	5.66
Continued operations					
Earnings per preferred share	1.61	1.50	1.90	7.21	5.70
Earnings per common share	1.61	1.50	1.90	7.21	5.70
Discontinued operations					
Earnings per preferred share	-	-	-	-	(0.04)
Earnings per common share	-	-	-	-	(0.04)
Diluted earnings per share					
Diluted earnings per preferred share	1.61	1.50	1.90	7.21	5.66
Diluted earnings per common share	1.61	1.50	1.90	7.21	5.66
Continued operations					
Diluted earnings per preferred share	1.61	1.50	1.90	7.21	5.70
Diluted earnings per common share	1.61	1.50	1.90	7.21	5.70
Discontinued operations					
Diluted earnings per preferred share	-	-	-	-	(0.04)
Diluted earnings per common share	-	-	-	-	(0.04)

VALE

f) Remuneration of Stockholders

During the 2011, Vale paid the minimum annual remuneration attributed to stockholders in 2010, in the form of interest on capital in the amount of R$ 8,104. Additionally, we anticipate R$ 6,856 relating to dividends of annual remuneration attributed to stockholders in 2011.

The following, proposal for allocation of 2011 stockholders remuneration:

Remuneration of Stockholders:	
Net income	37,814
Legal reserve	(1,891)
Tax incentive reserve	(996)
Ajusted net income	**34,927**
Dividends:	
Mandatory minimum - 25% (R$ 1.713027 per outstanding share) in form of dividends	8,732
Statutory dividend on preferred shares:	
3% of stockholders' equity R$ 0.933053 per outstanding share	1,798
6% of capital R$ 0.917527 per outstanding share	1,769
Proposed remuneration:	
Dividends advanced on August 2011	4,855
Dividends advanced on October 2011	2,001
Interest on capital proposed in December 31, 2011	2,207
Remuneration to Stockholders (R$ 1,755733 per share outstanding)	**9,063**

24. Derivatives

a) Effects of Derivatives on the balance sheet

								Consolidated
				Assets				Liabilities
		December 31, 2011		December 31, 2011		December 31, 2011		December 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge								
Foreign exchange and interest rate risk								
CDI & TJLP vs. US$ fixed and floating rate swap	768	112	-	500	91	1,101	-	-
EURO floating rate vs. US$ fixed rate swap	-	-	1	-	-	-	-	-
US$ floating rate vs. US$ fixed rate swap	-	-	-	-	-	-	6	-
AUD Forward	-	-	4	-	-	-	-	-
Fixed rate vs.CDI swap	9	-	-	-	2	-	33	-
EuroBonds Swap	-	-	-	-	7	61	-	14
Future treasury	-	-	-	-	11	-	-	-
Pre dollar swap	35	-	-	1	-	77	-	-
Floating US$ vs. Pre Dollar swap	-	-	-	-	-	-	1	-
	812	**112**	**5**	**501**	**111**	**1,239**	**40**	**14**
Commodities price risk								
Nickel								
Fixed price program	1	-	21	1	1	-	20	1
Strategic program	-	-	-	-	-	-	25	-
Copper								
Purchased scrap protection program	-	-	-	-	-	-	1	-
Maritime Freight Hiring Protection Program	-	-	-	-	-	-	3	-
Bunker Oil Hedge	7	-	26	-	-	-	-	-
Coal	-	-	-	-	-	-	3	-
	8	**-**	**47**	**1**	**1**	**-**	**52**	**1**
Derivatives designated as hedge								
Strategic Nickel	301	-	-	-	-	-	-	88
Foreign exchange cash flow hedge	1	-	35	-	26	-	-	-
	302	**-**	**35**	**-**	**26**	**-**	**-**	**88**
Total	**1,122**	**112**	**87**	**502**	**138**	**1,239**	**92**	**103**

	Parent Company							
	Assets				Liabilites			
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010	
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge								
Foreign exchange and interest rate risk								
CDI & TJLP vs. US$ fixed and floating rate swap	538	96	-	283	91	876	-	-
EURO floating rate vs. US$ fixed rate swap	-	-	1	-	-	-	-	-
Pre dollar swap	35	-	-	1	-	77	-	-
	573	**96**	**1**	**284**	**91**	**953**	**-**	**-**
Derivatives designated as hedge								
Foreign exchange cash flow hedge	1	-	36	-	26	-	-	-
	1	**-**	**36**	**-**	**26**	**-**	**-**	**-**
Total	**574**	**96**	**37**	**284**	**117**	**953**	**-**	**-**

b) Effects of derivatives in the statement of income

	Consolidated					Parent Company	
	Three-month period ended (unaudited)			Year ended		Year ended	
	December 31, 2011	September 30, 2011	31 dezembro de 2010	December 31, 2011	31 dezembro de 2010	December 31, 2011	31 dezembro de 2010
Foreign exchange and interest rate risk							
CDI & TJLP vs. US$ fixed and floating rate swap	30	(1,209)	438	(273)	764	(220)	615
EURO floating rate vs. US$ fixed rate swap	-	-	-	-	(1)	-	(1)
US$ floating rate vs. US$ fixed rate swap	-	-	(7)	-	(25)	-	-
AUD Forward	-	-	1	-	5	-	-
Fixed rate vs.CDI swap	(1)	30	-	42	(1)	-	-
NDF swap	-	(2)	-	(2)	7	-	-
Floating Libor vs. fixed Libor swap	-	-	-	-	(3)	-	-
EuroBonds Swap	(44)	(101)	4	(58)	(12)	-	-
Swap Convertibles	-	-	-	-	67	-	67
US$ fixed rate vs. CDI swap	(86)	287	-	128	-	128	-
Randes Forward	-	(16)	-	(14)	-	-	-
Treasury future	(22)	-	-	(22)	-	-	-
Pre dollar swap	(17)	(35)	1	(41)	1	(45)	1
	(140)	**(1,046)**	**437**	**(240)**	**802**	**(137)**	**682**
Commodities price risk							
Nickel							
Fixed price program	12	15	(1)	69	7	-	-
Strategic program	-	-	(2)	25	(156)	-	-
Copper							
Purchased scrap protection program	-	1	-	1	(1)	-	-
Maritime Freight Hiring Protection Program	-	-	8	-	(10)	-	-
Bunker Oil Hedge	4	-	20	60	2	-	-
Coal	-	-	(4)	-	(8)	-	-
	16	**16**	**21**	**155**	**(166)**	**-**	**-**
Embedded derivatives							
Energy - Aluminum options	-	-	(12)	(12)	(88)	-	-
	-	**-**	**(12)**	**(12)**	**(88)**	**-**	**-**
Derivatives designated as hedge							
Strategic Nickel	151	24	-	93	-	-	-
Foreign exchange cash flow hedge	33	32	347	65	488	65	488
	184	**56**	**347**	**158**	**488**	**65**	**488**
Total	**60**	**(974)**	**793**	**61**	**1,036**	**(72)**	**1,170**
Financial Income	231	391	820	1,765	1,341	1,051	1,171
Financial (expenses)	(171)	(1,365)	(27)	(1,704)	(305)	(1,123)	(1)
	60	**(974)**	**793**	**61**	**1,036**	**(72)**	**1,170**

c) Effects of derivatives as Cash Flow hedge

							(Inflows)/ Outflows
					Consolidated		Parent Company
		Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivatives not designated as hedges							
Exchange risk and interest rates							
CDI & TJLP vs. US$ fixed and floating rate swap	(203)	(98)	(1,404)	(563)	(1,645)	(395)	(1,390)
US$ floating rate vs. US$ fixed rate swap	1	1	2	7	11	-	-
Euro floating rate vs. US$ fixed rate swap	-	(1)	-	(1)	(1)	(1)	(1)
AUD Forward	-	-	(2)	(4)	(16)	-	-
Fixed rate vs.CDI swap	-	-	17	-	53	-	-
NDF swap	-	-	(3)	-	(6)	-	-
Floating Libor vs. fixed Libor swap	-	-	-	-	1	-	-
EuroBonds Swap	-	2	-	2	(2)	-	-
Swap Convertibles	-	-	-	-	(67)	-	(67)
US$ fixed rate vs. CDI swap	(177)	49	-	(128)	-	(128)	-
Randes Forward	-	13	-	13	-	-	-
Treasury future	12	-	-	12	-	-	-
Pre dollar swap	(1)	-	-	(1)	-	-	-
	(368)	**(34)**	**(1,390)**	**(663)**	**(1,672)**	**(524)**	**(1,458)**
Risk of product prices							
Nickel							
Fixed price program	(29)	(9)	(1)	(69)	(13)	-	-
Strategic program	-	-	66	-	183	-	-
Purchased scrap protection program	(1)	-	-	(1)	-	-	-
Maritime Freight Hiring Protection Program	-	-	(19)	3	(43)	-	-
Bunker Oil Hedge	(21)	(22)	(12)	(80)	(61)	-	-
Aluminum	-	-	-	-	28	-	-
Coal	-	-	3	3	4	-	-
	(51)	**(31)**	**37**	**(144)**	**98**	**-**	**-**
Derivatives designated as hedges							
Strategic Nickel	(151)	(24)	-	(93)	-	-	-
Foreign exchange cash flow hedge	(33)	(32)	(381)	(88)	(566)	(65)	(488)
Aluminum	-	-	31	12	82	-	-
	(184)	**(56)**	**(350)**	**(169)**	**(484)**	**(65)**	**(488)**
Total	**(603)**	**(121)**	**(1,703)**	**(976)**	**(2,058)**	**(589)**	**(1,946)**
Gains (losses) unrealized derivative	**(543)**	**(1,095)**	**(909)**	**(915)**	**(1,022)**	**(661)**	**(776)**

d) Effects of derivatives designated as hedge

i. Cash Flow Hedge

The effects of cash flow hedge impact the stockholders' equity and are presented in the following tables

						Year ended
				Parent company	noncontrolling	Consolidated
	Currency	**Nickel**	**Others**	**Total**	**stockholders**	**Total**
Fair value measurements	490	(85)	57	462	73	535
Reclassification to results due to realization	(488)	-	-	(488)	-	(488)
Net change in 2010	**2**	**(85)**	**57**	**(26)**	**73**	**47**
Fair value measurements	(46)	437	6	397	1	398
Reclassification to results due to realization	(65)	(93)	-	(158)	-	(158)
Net change in 2011	**(111)**	**344**	**6**	**239**	**1**	**240**

The maturities dates of the consolidated financial instruments are as follows:

	Maturities Dates
Currencies/Interest Rates (LIBOR)	Dezembro de 2019
Bunker oil	Dezembro de 2011
Nickel	Dezembro de 2012
Coal	Março de 2012

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale's derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of December 31, 2011 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies didn't have initial costs (initial cash flow) associated.

The following tables show as of December 31, 2011, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

R$/US$ Exchange Rate Adopted in Fair Value Calculation

The derivative instruments fair values for December 31, 2011 were calculated using December 30 market data. According with accounting principles, the fair value of instruments originally negotiated in American dollar were transform in R$ values with the objective of Company's publishing using PTAX (sell/close) published by BACEN to January 02, 2012, that is 1.8683.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

- **CDI vs. US$ fixed rate swap** – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

- **CDI vs. US$ floating rate swap** – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor – London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

R$ Million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year			
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014	2015
CDI vs. fixed rate swap												
Receivable	R$ 5,542	R$ 5,542	CDI	103.03%	5,696	5,743	635					
Payable	US$ 3,144	US$ 3,144	US$ +	3.87%	(6,075)	(5,412)	(205)					
Net					(379)	331	430	77	252	(474)	29	(186)
CDI vs. floating rate swap												
Receivable	R$ 428	R$ 428	CDI	103.51%	453	453	49					
Payable	US$ 250	US$ 250	Libor +	0.99%	(486)	(437)	(7)					
Net					(33)	16	42	6	37	31	30	(131)

Type of contracts: OTC Contracts
Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Protection program for the real denominated debt indexed to TJLP

- **TJLP vs. US$ fixed rate swap** – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP[1] to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

- **TJLP vs. US$ floating rate swap** – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor) and receives payments linked to TJLP.

R$ Million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year				
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014	2015	2016-2019
Swap TJLP vs. fixed rate swap													
Receivable	R$ 3.107	R$ 2.418	TJLP +	1,37%	2.927	2.072	166						
Payable	US$ 1.611	US$ 1.228	USD +	2,65%	(2.945)	(1.966)	(98)						
Net					**(18)**	**106**	**68**	**38**	**197**	**150**	**(92)**	**(92)**	**(181)**
Swap TJLP vs. floating rate swap													
Receivable	R$ 774	R$ 739	TJLP +	0,96%	695	618	15						
Payable	US$ 365	US$ 372	Libor +	-1,14%	(578)	(571)	(8)						
Net					**117**	**47**	**7**	**8**	**189**	**39**	**(46)**	**5**	**(70)**

Type of contracts: OTC Contracts
Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Protection program for the Real denominated fixed rate debt

- **R$ fixed rate vs. US$ fixed rate swap**: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

R$ Million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year				
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014	2015	2016
R$ fixed rate vs. US$ fixed rate swap													
Receivable	R$ 615	R$ 204	Fixed	4,64%	517	157	10						
Payable	US$ 355	US$ 121	US$ +	-1,20%	(560)	(156)	4						
Net					**(43)**	**1**	**14**	**7**	**35**	**23**	**9**	**(26)**	**(84)**

Type of contracts: OTC Contracts
Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale's receivables (mainly linked to US$) with Vale's payables.

Foreign Exchange cash flow hedge

[1] Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

- **R$ fixed rate vs. US$ fixed rate swap** – In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Receivable	R$ 820	R$ 880	Fixed	6.20%	797	869	1,067		
Payable	US$ 450	US$ 510	US$ +	0.00%	(822)	(833)	(1,002)		
Net					(25)	36	65	11	(25)

Type of contracts: OTC Contracts
Hedged Item: part of Vale's revenues in US$

The P&L shown in the table above is offset by the hedged items' P&L due to R$/US$ exchange rate.

Protection program for Euro denominated debt

- **Euro floating rate vs. US$ floating rate swap** – In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 1 million, issued in 2003 by Vale. In this trade, Vale received floating rates in Euros (Euribor) and paid floating rates in U.S. Dollars (Libor).

R$ million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Receivable	-	€ 2			-	5.3	6		
Payable	-	US$ 3			-	(4.5)	(5)		
Net					-	0.8	1	-	-

Type of contracts: OTC Contracts
Protected Item: Vale's Debt linked to EUR.

The P&L shown in the table above was offset by the hedged items' P&L due to EUR/US$ exchange rate.

- **EUR fixed rate vs. US$ fixed rate swap**: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

R$ million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year		
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014
Receivable	€ 500	€ 500	EUR	4.375%	1,350	1,267	49				
Payable	US$ 675	US$ 675	US$	4.712%	(1,418)	(1,281)	(51)				
Net					(68)	(14)	(2)	16	(7)	(8)	(53)

Type of contracts: OTC Contracts
Protected Item: Vale's Debt linked to EUR

The P&L shown in the table above is offset by the hedged items' P&L due to EUR/US$ exchange rate.

Protection program for US$ floating rate debt

- **US$ floating rate vs. US$ fixed rate swap** – In order to reduce the cash flow volatility, Vale Canada Ltd., Vale's wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$ 200 million. In this trade, Vale paid fixed rates in U.S. Dollars and received floating rates in U.S. Dollars (Libor).

R$ million

Flow	Notional ($ million)		Index	Average rate	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Receivable	US$ 0	US$ 100	Libor +	0.00%	-	167	0		
Payable			US$	4.795%	-	(173)	(7)		
Net					-	(6)	(7)	-	-

Type of contracts: OTC Contracts
Protected Item: Vale Canada's floating rate debt.

The P&L shown in the table above was offset by the protected items' P&L due to Libor.

Protection program for interest rate

- **Treasury Future –** Vale entered into a treasury 10 year forward transaction (buyer) on the last quarter of 2011 with the objective of partial protection into debt cost indexed to this rate.

R$ million

Flow	Notional ($ million)		Buy/ Sell	Average rate % p.a.	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Forwards	US$ 900	-	B	1.9423	(10)	-	(12)	0.3	(10)

Type of contracts: OTC Contracts
Protected Item: part of debt emission costs

The P&L shown in the table above was partially offset by emission cost increase/reduction due to treasury variations.

Foreign Exchange protection program for Coal Fixed Price Sales

In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

R$ million

Flow	Notional ($ million)		Buy/ Sell	Average rate (AUD/US$)	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Forward	-	AUD 7	B	-	-	4	4	-	-

Type of contracts: OTC Contracts
Protected Item: part of Vale's costs in Australian Dollar.

The P&L shown in the table above was offset by the protected items' P&L due to US$/AUD exchange rate.

Protection program for remuneration exposure

In order to monetize part of cash investments in Brazilian Reais with U.S. Dollar rewards in the Brazilian market, Vale entered into a swap transaction to convert profitability in Brazilian Reais cash investments in CDI to a U.S. Dollar fixed rate. In these operations, Vale received U.S. Dollars fixed rates and paid profitability linked to CDI. This program ended in December 2011 with a realized gain of R$128 million.

Foreign Exchange protection program for Vale´s bid offer for assets in the African copperbelt

In order to reduce volatility from the U.S. Dollar offer concerning the payment in South African Rands for Vale´s bid offer for assets in the African copper belt, Vale used a South African Rands forward purchase on April 2011. On July 2011, Vale announced that it has agreed to the request by Metorex Limited (Metorex) to terminate the agreement in relation to the previously announced offer to acquire the total share capital of Metorex. On account of this, the transactions relative to this program were settled on July 2011, with a negative result of R$14 million.

Foreign Exchange protection program for cash flow

In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert part of the cash flow linked to R$ to fixed rate to U.S. Dollars. In those swaps, Vale paid fixed rates in U.S. Dollars and received fixed rates in Reais. This program ended in December 2011 with a realized gain of R$0.5 million.

Commodity Derivative Positions

The Company's cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2011 and 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

R$ million

Flow	Notional (ton)		Buy/ Sell	Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010		(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Forward	19,998	18,750	S	25,027	234	(87)	185	19	234

Type of contracts: OTC Contracts

Protected Item: part of Vale's revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items' P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the 'Nickel Sales Hedging Program' is executed, the 'Nickel Fixed Price Program' is interrupted.

R$ million

Flow	Notional (ton)		Buy/ Sell	Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010		(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Nickel Futures	162	2,172	B	21,346	(0.7)	22	24	0.1	(0.7)

Type of contracts: LME Contracts

Protected Item: part of Vale's revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items' P&L due to Nickel price.

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

R$ million

Flow	Notional (ton)		Buy/ Sell	Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010		(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Nickel Futures	228	108	S	18,744	0	(0.3)	34	0.2	0

Type of contracts: LME Contracts

Protected Item: part of Vale's revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items' P&L due to Nickel price.

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale's freight hiring and consequently reducing the company's cash flow volatility, bunker oil derivatives were implemented. These transactions were executed through forward purchases and swaps.

R$ million

Flow	Notional (ton)		Buy/ Sell	Average Strike (US$/mt)	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Forward	-	240,000	B	-	-	19	82	-	-

Type of contracts: OTC Contracts
Protected Item: part of Vale's costs linked to Bunker Oil price.

The P&L shown in the table above was offset by the protected items' P&L due to Bunker Oil price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale's wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

R$ million

Flow	Notional (lbs)		Buy/ Sell	Average Strike (US$/lbs)	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Forward	892,869	386,675	S	3.53	0.2	(0.5)	0.6	0.2	0.2

Type of contracts: OTC Contracts
Protected Item: of Vale's revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items' P&L due to Coal price

Embedded Derivative Positions

The Company's cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale's perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2011:

Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

R$ million

Flow	Notional (ton)		Buy/ Sell	Average Strike (US$/ton)	Fair value		Realized Gain/Loss	VaR	Fair value by year
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012
Nickel Forwards	1,951	1,960	S	18,337	(0.7)	(2)	(7)		(0.7)
Copper Forwards	6,653	6,389		7,495	0.9	(5)	(4)		0.9
Total					0.2	(7)	(11)	3	0.2

Derivative Positions from jointly controlled companies

Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.

Protection program

In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

R$ million

Flow	Notional ($ million)		Index	Average rate	Fair Value		VaR
	December 31, 2011	December 31, 2010			December 31, 2011	December 31, 2010	December 31, 2011
Swap fixed rate vs. CDI							
Receivable	US$ 103	US$ 89	**US$**	3.23%	196	152	
Payable	R$ 179	R$ 170	**CDI**	102.33%	(189)	(186)	
Net					**7**	**(34)**	**3**

Type of contracts: OTC Contracts
Protected Item: Debts indexed to US$

The P&L shown in the table above is offset by the protected items' P&L due to R$/US$ exchange rate.

a) Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for December 31, 2011 were calculated using December 30 market data inasmuch December 31 is not considered work day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	18,280.00	JUN12	18,737.65	DEC12	18,757.67
JAN12	18,714.01	JUL12	18,745.05	DEC13	18,770.45
FEB12	18,705.91	AGU12	18,748.12	DEC14	18,717.03
MAR12	18,715.85	SEP12	18,749.02	DEC15	18,562.97
APR12	18,720.98	OCT12	18,749.58	DEC16	18,562.97
MAY12	18,729.66	NOV12	18,749.41	DEC17	18,562.97

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.43	JUN12	3.45	DEC12	3.46
JAN12	3.45	JUL12	3.45	DEC13	3.43
FEB12	3.45	AGU12	3.46	DEC14	3.40
MAR12	3.45	SEP12	3.46	DEC15	3.35
APR12	3.45	OCT12	3.46	DEC16	3.32
MAY12	3.45	NOV12	3.46	DEC17	3.28

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/12	2.33	04/01/14	3.22	10/03/16	4.11
03/01/12	2.30	07/01/14	3.28	01/02/17	4.19
04/02/12	2.41	10/01/14	3.44	04/03/17	4.26
07/02/12	2.58	01/02/15	3.57	07/03/17	4.32
10/01/12	2.70	04/01/15	3.63	10/02/17	4.45
01/02/13	2.83	07/01/15	3.73	01/02/18	4.57
04/01/13	2.92	10/01/15	3.76	01/02/19	4.98
07/01/13	3.05	01/04/16	3.81	01/02/20	5.08
10/01/13	3.09	04/01/16	3.92	01/04/21	5.28
01/02/14	3.12	07/01/16	4.01	01/03/22	5.47

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.30	US$6M	0.80	US$11M	1.07
US$2M	0.43	US$7M	0.86	US$12M	1.13
US$3M	0.58	US$8M	0.92	US$2Y	0.73
US$4M	0.66	US$9M	0.96	US$3Y	0.84
US$5M	0.73	US$10M	1.02	US$4Y	1.04

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/12	6.00	04/01/14	6.00	10/03/16	6.00
03/01/12	6.00	07/01/14	6.00	01/02/17	6.00
04/02/12	6.00	10/01/14	6.00	04/03/17	6.00
07/02/12	6.00	01/02/15	6.00	07/03/17	6.00
10/01/12	6.00	04/01/15	6.00	10/02/17	6.00
01/02/13	6.00	07/01/15	6.00	01/02/18	6.00
04/01/13	6.00	10/01/15	6.00	01/02/19	6.00
07/01/13	6.00	01/04/16	6.00	01/02/20	6.00
10/01/13	6.00	04/01/16	6.00	01/04/21	6.00
01/02/14	6.00	07/01/16	6.00	01/03/22	6.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/12	10.79	01/02/14	10.48	07/01/16	10.93
02/01/12	10.68	04/01/14	10.58	10/03/16	10.94
03/01/12	10.54	07/01/14	10.67	01/02/17	10.98
04/02/12	10.40	10/01/14	10.70	04/03/17	11.01
07/02/12	10.14	01/02/15	10.75	07/03/17	11.03
10/01/12	10.04	04/01/15	10.76	10/02/17	11.05
01/02/13	10.04	07/01/15	10.77	01/02/18	11.05
04/01/13	10.11	10/01/15	10.84	04/02/18	11.05
07/01/13	10.26	01/04/16	10.92	07/02/18	11.05
10/01/13	10.39	04/01/16	10.90	01/02/19	11.05

EUR Interest Rate

Maturity	EUR/US$	Maturity	EUR/US$	Maturity	EUR/US$
EUR1M	0.97	EUR6M	1.56	EUR11M	1.86
EUR2M	1.11	EUR7M	1.63	EUR12M	1.91
EUR3M	1.29	EUR8M	1.70	EUR2Y	0.66
EUR4M	1.38	EUR9M	1.75	EUR3Y	0.68
EUR5M	1.48	EUR10M	1.81	EUR4Y	0.77

Currencies - Ending rates

CAD/US$	1.0195	US$/BRL	1.8758	EUR/US$	1.2960

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2011 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

- Fair Value: the fair value of the instruments as at December 30th , 2011;
- Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale's derivatives positions;
- Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale's derivatives positions;
- Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale's derivatives positions
- Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale's derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions *Amounts in R$ million*

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(379)	(1.517)	1.517	(3.035)	3.035
		USD interest rate inside Brazil		(62)	60	(126)	118
		Brazilian interest rate fluctuation		(1)	1	(3)	2
		USD Libor variation		(4)	4	(8)	8
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(33)	(121)	121	(242)	242
		Brazilian interest rate fluctuation		(1)	1	(2)	2
		USD Libor variation		0	0	0	0
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	-	-	-	-
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(18)	(736)	736	(1.472)	1.472
		USD interest rate inside Brazil		(62)	58	(129)	113
		Brazilian interest rate fluctuation		(139)	155	(265)	329
		TJLP interest rate fluctuation		(90)	88	(182)	179
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	117	(144)	144	(289)	289
		USD interest rate inside Brazil		(24)	22	(51)	41
		Brazilian interest rate fluctuation		(48)	56	(90)	121
		TJLP interest rate fluctuation		(33)	31	(66)	64
		USD Libor variation		(10)	10	(20)	20
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	-	-	-	-
Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	(43)	(140)	140	(280)	280
		USD interest rate inside Brazil		(17)	16	(36)	31
		Brazilian interest rate fluctuation		(37)	42	(70)	88
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	-	-	-	-
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation	(25)	(206)	206	(411)	411
		USD interest rate inside Brazil		(5)	5	(11)	10
		Brazilian interest rate fluctuation		(16)	17	(32)	35
	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	206	(206)	411	(411)
Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(68)	(17)	17	(34)	34
		EUR/USD fluctuation		(337)	337	(675)	675
		EUR Libor variation		(5)	5	(10)	10
		USD Libor variation		(6)	6	(12)	11
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	337	(337)	675	(675)
Protection Program Interest Rate (Tresury 10y)	Treasury Future	USD/BRL fluctuation	(10)	(2)	2	(5)	5
		Treasury variation		(71)	71	(142)	142
	Protected Items - Debt indexed to treasury 10y cost	USD/BRL fluctuation	n.a.	2	(2)	5	(5)

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions

Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(379)	(1.517)	1.517	(3.035)	3.035
		USD interest rate inside Brazil		(62)	60	(126)	118
		Brazilian interest rate fluctuation		(1)	1	(3)	2
		USD Libor variation		(4)	4	(8)	8
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(33)	(121)	121	(242)	242
		Brazilian interest rate fluctuation		(1)	1	(2)	2
		USD Libor variation		0	0	0	0
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	-	-	-	-
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(18)	(736)	736	(1.472)	1.472
		USD interest rate inside Brazil		(37)	36	(76)	70
		Brazilian interest rate fluctuation		(139)	155	(265)	329
		TJLP interest rate fluctuation		(90)	88	(182)	179
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	117	(144)	144	(289)	289
		USD interest rate inside Brazil		(8)	8	(17)	16
		Brazilian interest rate fluctuation		(48)	56	(90)	121
		TJLP interest rate fluctuation		(33)	31	(66)	64
		USD Libor variation		(10)	10	(20)	20
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	-	-	-	-
Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	(43)	(140)	140	(280)	280
		USD interest rate inside Brazil		(15)	14	(30)	27
		Brazilian interest rate fluctuation		(37)	42	(70)	88
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	-	-	-	-
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation	(25)	(206)	206	(411)	411
		USD interest rate inside Brazil		(5)	5	(11)	10
		Brazilian interest rate fluctuation		(16)	17	(32)	35
	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	206	(206)	411	(411)
Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(68)	(17)	17	(34)	34
		EUR/USD fluctuation		(337)	337	(675)	675
		EUR Libor variation		(5)	5	(10)	10
		USD Libor variation		(6)	6	(12)	11
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	337	(337)	675	(675)
Protection Program Interest Rate (Tresury 10y)	Treasury Future	USD/BRL fluctuation	(10)	(2)	2	(5)	5
		Treasury variation		(71)	71	(142)	142
	Protected Items - Debt indexed to treasury 10y cost	USD/BRL fluctuation	n.a.	2	(2)	5	(5)

Sensitivity analysis - Commodity Derivative Positions

Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation	234	(174)	174	(348)	348
		Libor USD fluctuation		(1)	1	(2)	2
		USD/BRL fluctuation		(59)	59	(117)	117
	Hedged Item: Part of Vale's revenues linked to Nickel price	Nickel price fluctuation	n.a.	174	(174)	348	(348)
Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	(0,7)	(1)	1	(3)	3
		Libor USD fluctuation		(0)	0	(0)	0
		USD/BRL fluctuation		0	0	0	0
	Protected Item: Part of Vale's nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	1	(1)	3	(3)
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	0	(2)	2	(4)	4
		Libor USD fluctuation		0	0	0	0
		USD/BRL fluctuation		0	0	0	0
	Protected Item: Part of Vale's revenues linked to Nickel price	Nickel price fluctuation	n.a.	2	(2)	4	(4)
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0,2	(1)	1	(3)	3
		Libor USD fluctuation		(0)	0	(0)	0
		BRL/USD fluctuation		0	0	(0,1)	0,1
	Protected Item: Part of Vale's revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	3	(3)

Sensitivity analysis - Embedded Derivative Positions

Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(1)	(11)	11	(21)	21
		BRL/USD fluctuation		(0,1)	0,1	(0,3)	0,3
Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	1	(16)	16	(33)	33
		BRL/USD fluctuation		(0,2)	0,2	(0,5)	0,5

Sensitivity Analysis on Derivatives from jointly controlled companies

Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation	7	(49)	49	(98)	98
		USD interest rate inside Brazil		(2,8)	3,0	(5)	6
		Brazilian interest rate fluctuation		(0,3)	0,4	(0,6)	0,8
	Protected Item - Debt indexed to USD	USD/BRL fluctuation	n.a.	49	(49)	98	(98)

Sensitivity Analysis on Debt and Cash Investments

The Company's funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as US$/R$.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	-	-	-	-
Funding	Debt denominated in USD	USD/BRL fluctuation	(6.984)	6.984	(13.968)	13.968
Cash investments	Cash denominated in BRL	No fluctuation	-	-	-	-
Cash investments	Cash denominated in USD	USD/BRL fluctuation	(485)	485	(969)	969

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody's and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2011.

Vale's Counterparty	Moody's*	S&P*
Banco Santander	Aa3	AA-
Itau Unibanco*	A2	BBB
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB
Banco Votorantim*	A3	BBB-
Credit Agricole	Aa3	A+
Standard Bank	A3	A
Deutsche Bank	A3	A+
BNP Paribas	Aa3	AA-
Citigroup	Baa1	A-
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco Amazônia SA	-	-
Societe Generale	A1	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A
Goldman Sachs	A2	A-
Bank of China	A1	A
Barclays	Baa2	A
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	A+

* For brazilian Banks we used local long term deposit rating

25. Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

a) Results by segment

						Consolidated
						Three-month period ended (unaudited)
						December 31, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results						
Net revenue	20,137	4,243	1,442	809	507	27,138
Cost and expenses	(7,462)	(3,237)	(1,158)	(805)	(750)	(13,412)
Depreciation, depletion and amortization	(968)	(874)	(149)	(109)	(14)	(2,114)
	11,707	**132**	**135**	**(105)**	**(257)**	**11,612**
Financial results	(1,306)	103	(2)	(45)	99	(1,151)
Equity results from associates	26	169	-	(8)	(366)	(179)
Income tax and social contribution	(1,615)	(73)	(79)	(29)	(317)	(2,113)
Net income of the period	**8,812**	**331**	**54**	**(187)**	**(841)**	**8,169**
Net income (loss) attributable to non-controlling interests	(2)	(94)	7	-	(96)	(185)
Income attributable to the company's stockholders	**8,814**	**425**	**47**	**(187)**	**(745)**	**8,354**
Sales classified by geographic area:						
America, except United States	590	672	-	-	21	1,283
United States of America	84	540	-	-	296	920
Europe	3,312	1,311	80	-	31	4,734
Middle East/Africa/Oceania	1,112	77	-	-	1	1,190
Japan	3,117	526	-	-	4	3,647
China	7,976	557	-	-	31	8,564
Asia, except Japan and China	2,453	458	39	-	-	2,950
Brazil	1,493	102	1,323	809	123	3,850
Net revenue	**20,137**	**4,243**	**1,442**	**809**	**507**	**27,138**
Assets in december 31, 2011						
Property, plant and equipment and intangible assets	74,717	67,142	18,769	12,575	4,654	177,857
Investments	579	6,329	39	212	3,758	10,917

						Consolidated
						Three-month period ended (unaudited)
						September 30, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results						
Net revenue	21,275	3,734	1,598	872	530	28,009
Cost and expenses	(6,048)	(2,867)	(1,267)	(708)	(1,009)	(11,899)
Depreciation, depletion and amortization	(688)	(617)	(211)	(132)	(18)	(1,666)
	14,539	**250**	**120**	**32**	**(497)**	**14,444**
Financial results	(5,897)	(37)	(132)	22	(85)	(6,129)
Equity results from associates	37	-	-	-	(9)	28
Income tax and social contribution	(270)	(170)	(17)	(35)	(1)	(493)
Net income of the period	**8,409**	**43**	**(29)**	**19**	**(592)**	**7,850**
Net income (loss) attributable to non-controlling interests	(3)	15	33		(88)	(43)
Income attributable to the company's stockholders	**8,412**	**28**	**(62)**	**19**	**(504)**	**7,893**
Sales classified by geographic area:						
America, except United States	723	467	40	-	18	1,248
United States of America	76	665	-	-	305	1,046
Europe	4,372	902	77	-	23	5,374
Middle East/Africa/Oceania	940	56	-	-	-	996
Japan	2,817	452	-	-	4	3,273
China	9,383	443	-	-	70	9,896
Asia, except Japan and China	1,287	715	-	-	-	2,002
Brazil	1,677	34	1,481	872	110	4,174
Net revenue	**21,275**	**3,734**	**1,598**	**872**	**530**	**28,009**
Assets in september 30, 2011						
Property, plant and equipment and intangible assets	69,178	63,581	18,189	10,202	5,703	166,853
Investments	666	6,929	38	220	2,957	10,810

						Consolidated
						Three-month period ended (unaudited)
						December 31, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results						
Net revenue	18,930	5,140	1,248	622	553	26,493
Cost and expenses	(5,865)	(3,775)	(1,173)	(526)	(518)	(11,857)
Depreciation, depletion and amortization	(674)	(806)	(248)	(40)	(26)	(1,794)
	12,391	**559**	**(173)**	**56**	**9**	**12,842**
Financial results	(396)	(103)	7	59	(42)	(475)
Equity results from associates	108	(22)	-	6	(128)	(36)
Income tax and social contribution	(2,315)	210	(2)	(22)	9	(2,120)
Net income of the period	**9,788**	**644**	**(168)**	**99**	**(152)**	**10,211**
Net income (loss) attributable to non-controlling interests	5	237	(39)	-	6	209
Income attributable to the company's stockholders	**9,783**	**407**	**(129)**	**99**	**(158)**	**10,002**
Sales classified by geographic area:						
America, except United States	577	808	35	-	7	1,427
United States of America	57	519	-	-	197	773
Europe	3,353	1,363	6	-	22	4,744
Middle East/Africa/Oceania	1,101	148	19	-	-	1,268
Japan	2,141	713	-	-	4	2,858
China	8,635	646	-	-	37	9,318
Asia, except Japan and China	1,528	818	14	3	10	2,373
Brazil	1,538	125	1,174	619	276	3,732
Net revenue	**18,930**	**5,140**	**1,248**	**622**	**553**	**26,493**
Assets in december 31, 2010						
Property, plant and equipment and intangible assets	56,150	58,166	17,056	7,050	9,939	148,361
Investments	480	18	-	224	3,223	3,945

						Consolidated
						Year ended
						December 31, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results						
Net revenue	76,405	16,101	5,552	3,120	2,017	103,195
Cost and expenses	(23,521)	(11,346)	(4,418)	(2,716)	(3,615)	(45,616)
Gain on assets held for sale	-	2,492	-	-	-	2,492
Depreciation, depletion and amortization	(3,006)	(2,649)	(769)	(451)	(57)	(6,932)
	49,878	**4,598**	**365**	**(47)**	**(1,655)**	**53,139**
Financial results	(6,307)	(1)	(99)	(110)	(106)	(6,623)
Equity results from associates	117	172	-	(12)	(328)	(51)
Income tax and social contribution	(7,119)	(1,305)	(175)	(125)	(341)	(9,065)
Net income of the period	**36,569**	**3,464**	**91**	**(294)**	**(2,430)**	**37,400**
Net income (loss) attributable to non-controlling interests	(12)	(157)	8	-	(253)	(414)
Income attributable to the company's stockholders	**36,581**	**3,621**	**83**	**(294)**	**(2,177)**	**37,814**
Sales classified by geographic area:						
America, except United States	2,461	2,328	72	-	37	4,898
United States of America	181	2,628	1	-	1,224	4,034
Europe	15,183	4,134	255	-	102	19,674
Middle East/Africa/Oceania	3,695	251	1	-	2	3,949
Japan	10,283	2,081	-	-	13	12,377
China	31,196	2,071	-	-	165	33,432
Asia, except Japan and China	6,773	2,312	64	-	-	9,149
Brazil	6,633	296	5,159	3,120	474	15,682
Net revenue	**76,405**	**16,101**	**5,552**	**3,120**	**2,017**	**103,195**
Assets in december 31, 2011						
Property, plant and equipment and intangible assets	74,717	67,142	18,769	12,575	4,654	177,857
Investments	579	6,329	39	212	3,758	10,917

						Consolidated Year ended December 31, 2010
	Bulk Materials	**Basic Metals**	**Fertilizers**	**Logistic**	**Others**	**Total**
Results						
Net revenue	61,428	14,379	3,013	2,772	1,633	83,225
Cost and expenses	(19,503)	(10,983)	(2,841)	(1,964)	(1,703)	(36,994)
Depreciation, depletion and amortization	(2,605)	(2,436)	(374)	(271)	(55)	(5,741)
	39,320	**960**	**(202)**	**537**	**(125)**	**40,490**
Financial results	(2,542)	(168)	36	32	(121)	(2,763)
Equity results from associates	113	(2)	-	6	(165)	(48)
Income tax and social contribution	(7,419)	430	(5)	(77)	36	(7,035)
Income from continuing operations	**29,472**	**1,220**	**(171)**	**498**	**(375)**	**30,644**
Results on discontinued operations	-	(222)	-	-	-	(222)
Net income of the period	**29,472**	**998**	**(171)**	**498**	**(375)**	**30,422**
Net income (loss) attributable to non-controlling interests	40	347	(39)	-	4	352
Income attributable to the company's stockholders	**29,432**	**651**	**(132)**	**498**	**(379)**	**30,070**
Sales classified by geographic area:						
America, except United States	1,823	2,080	54	-	7	3,964
United States of America	142	1,316	-	-	975	2,433
Europe	12,487	3,647	6	19	77	16,236
Middle East/Africa/Oceania	3,483	379	19	-	-	3,881
Japan	6,882	2,402	-	-	19	9,303
China	25,929	1,612	-	-	41	27,582
Asia, except Japan and China	5,072	2,527	14	14	12	7,639
Brazil	5,610	416	2,920	2,739	502	12,187
Net revenue	**61,428**	**14,379**	**3,013**	**2,772**	**1,633**	**83,225**
Assets in december 31, 2010						
Property, equipment and intangible	56,150	58,166	17,056	7,050	9,939	148,361
Investments	480	18	-	224	3,223	3,945

26. Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net

The costs of goods sold and services rendered are as follows:

					Consolidated		Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cost of goods sold and services rendered							
Personnel	1,705	1,411	1,258	5,587	3,921	2,513	2,029
Material	1,939	2,013	1,665	7,653	6,071	3,181	2,959
Fuel oil and gas	1,020	989	897	3,857	3,615	1,964	1,597
Outsourcing services	1,834	1,888	1,410	6,860	4,641	4,257	3,720
Energy	382	403	681	1,656	2,243	845	1,090
Acquisition of products	835	863	588	2,951	1,903	2,547	1,741
Depreciation and depletion	1,903	1,500	1,536	6,251	4,916	1,704	1,669
Others	1,517	1,376	2,350	5,674	6,447	3,948	3,087
Total	11,135	10,443	10,385	40,489	33,757	20,959	17,892

The expenses are demonstrated in the tables as follows:

					Consolidated		Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Selling and Administrative expenses							
Personnel	429	311	250	1,267	828	777	507
Services (consulting, Infrastructure and others)	439	219	233	932	624	517	376
Advertising and publicity	58	40	80	162	196	140	213
Depreciation	103	85	127	368	427	260	314
Travel expenses	53	24	23	109	52	59	24
Taxes and rents	25	23	21	83	94	23	33
Incentive	135	20	118	160	132	135	90
Others	153	134	105	475	269	271	154
Sales	176	282	233	653	579	(6)	37
	1,571	1,139	1,190	4,209	3,201	2,176	1,748

The expenses are demonstrated in the tables as follows:

					Consolidated		Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Others operational expenses (incomes), net, including research and development							
Provision for contingency	322	30	8	479	242	269	88
Provision for loss with taxes credits (ICMS)	28	26	23	84	210	5	23
Provision for variable remuneration	232	183	168	728	453	627	266
Vale do Rio Doce Foundation - FVRD	22	56	35	204	96	178	92
Provision for disposal of materials/inventories	10	24	4	91	191	35	4
Pre operational, plant stoppages and idle capacity	878	608	813	2,255	1,968	183	82
Research and development	975	728	506	2,862	1,567	1,460	1,003
Others	353	328	519	1,146	1,051	407	204
Total	2,820	1,983	2,076	7,849	5,778	3,164	1,762

27. Financial result

The financial results occurred in the periods, recorded by nature and competence, are as follows:

					Consolidated		Parent Company
	Three-month period ended (unaudited)				Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Financial expenses							
Interest	(688)	(595)	(608)	(2,403)	(2,155)	(2,227)	(2,042)
Labor, tax and civil contingencies	(23)	(37)	(38)	(69)	(282)	(53)	(261)
Derivatives	(171)	(1,365)	(27)	(1,704)	(305)	(1,123)	(1)
Monetary and exchange rate variation (a)	(486)	(4,371)	(604)	(5,269)	(2,822)	(4,201)	(1,834)
Stockholders' debentures	(222)	(71)	(471)	(380)	(849)	(380)	(849)
IOF	(13)	(3)	(16)	(22)	(137)	(9)	(57)
Others	(100)	(693)	(556)	(1,426)	(1,367)	(559)	(531)
	(1,703)	(7,135)	(2,320)	(11,273)	(7,917)	(8,552)	(5,575)
Financial income							
Related parties	3	-	-	7	1	14	73
Short-term investments	210	261	165	1,041	434	724	210
Derivatives	231	391	820	1,765	1,341	1,051	1,171
Monetary and exchange rate variation (b)	28	301	696	1,640	3,117	1,133	2,025
Others	80	53	164	197	261	36	475
	552	1,006	1,845	4,650	5,154	2,958	3,954
Financial results, net	(1,151)	(6,129)	(475)	(6,623)	(2,763)	(5,594)	(1,621)
Summary of Monetary and exchange rate							
Cash and cash equivalents	1	2	(76)	(2)	(192)	-	(16)
Loans and financing	(119)	(1,452)	413	(1,254)	1,247	(791)	367
Related parties	-	-	-	-	-	72	1,174
Others	(340)	(2,620)	(245)	(2,373)	(760)	(2,349)	(1,334)
Net (a + b)	(458)	(4,070)	92	(3,629)	295	(3,068)	191

28. Commitments

a) Nickel project – New Caledonia

In connection with the Girardin Act tax – an advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from VNC. We also committed that assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2011. The French Government and tax investors agreed to postpone the deadline to December 31, 2012. A formal request for extension has been submitted to them. We believe the likelihood of the guarantee being called upon to be remote.

Sumic Nickel Netherlands B.V. ("Sumic"), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin Act lease financing, shareholder loans and equity contributions by shareholders to VNC, exceeded R$ 8.594 (US$4.600 million) and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached. The put option discussion and decision period was stayed to January 1, 2012. We are currently in discussion with Sumic on their continued participation in VNC, and expect to reach a resolution during the second or third quarter of 2012.

In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of R$ 869 (US$ 465) that are associated with items such as environmental reclamation, asset retirement obligation commitments, electricity commitments, community service commitments and export duties.

b) Participative Debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that our pre-privatization stockholders, would participate in potential future benefits that might be obtained from exploiting our mineral resources.

A total of 388,559,056 debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed. In December 31, 2011 and 2010 the total amount of these debentures was R$ 2.496 and 2.140, respectively.

The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture. During 2011 we paid remuneration on these debentures of R$ 22.

c) Operational lease

- **Railroad operations**

The Company conducts part of railway operations using leases. This lease has a term of 30 years, renewable for another 30 years and expires in August 2026. It is classified as operational leasing for not having risks and benefits incidental to ownership of the asset just the obligation to pay rent for the asset. At the end of the lease the leased property will be returned to the lessor. In most cases, the Company's management expects that in the normal course of business these contracts will be renewed.

The table below shows the minimum operating lease payments in the future of rail operations on 31 December 2011.

Rail Operations	Consolidated
2012	163
2013	163
2014	163
2015	163
2016	163
2017 onwards	1,621
	2,436

- **Pelletize Operations**

The table below shows the minimum operating lease payments in the future of pelletize operations on 31 December 2011.

Pelletizing Operations	Consolidated
2012	123
2013	108
2014	43
2015	43
2016 onwards	120
	437

The consolidated operational leasing expenses on rail operations on 31 December 2011 and in 2010 were R$ 163 and R$ 150, respectively and the consolidated operational leasing expenses of pelletizing operations on December31, 2011 and in 2010 were R$ 123 and R$ 178, respectively.

d) Concession Contracts and Sub-concession

i. Rail companies

The Company and certain group companies entered into with the Union, through the Ministry of Transport, concession agreements for exploration and development of public rail transport of cargo and leasing of assets for the provision of such services. The accounting records of grants and sub-concessions are presented in note 13.

Railroad	End of the concession period
Vitória a Minas e Carajás (direta) (*)	June 2027
Carajás (direta) (*)	June 2027
Malha Centro-Leste (indireta via FCA)	August 2026
Malha Sudeste (indireta via MRS)	December 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

(*) Concessions is not onerous.

The grant shall be terminated with the completion of one of the following events: termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

The concessions, sub-concessions and leasing of the subsidiaries companies are recorded in the concept of operational lease and present the following:

	FNS	FCA	MRS
Total number of plots	3	112	118
Periodicity of payments	(*)	Trimestral	Trimestral
Update index	IGP-DI FGV	IGP-DI FGV	IGP-DI FGV
Plots paid	(**)	54	58
Plots updated value			
Concession	-	2	3
Leasing	-	31	48

(*) In accordance with the delivery of each stretch of the railway
(**) Two plots have been paid. The third plot had just 80% paid; the 20% they left is to cover existing railroad disputes.

ii. Port

The Company has specialized port terminals, as follows:

Terminals	Location	Expiration of the concession term
Terminal of Tubarão, Praia Mole e Granéis Líquidos	Vitória - ES	2020
Terminal of Produtos Diversos	Vitória - ES	2020
Terminal of Vila Velha	Vila Velha - ES	2023
Terminal Marítimo de Ponta da Madeira - Pier I e III	S. Luiz - MA	2018
Terminal Marítimo de Ponta da Madeira - Pier II	S. Luiz - MA	2010 (*)
Terminal Marítimo Inácio Barbosa	Acarajú - SE	2012
Terminal of Ore Exportation- Porto de Itaguaí	Itaguaí - RJ	2021
Terminal Marítimo da Ilha Guaíba - TIG - Mangaratiba	Mangaratiba - RJ	2018

(*) The extension of the duration for 36 months until the date that of a new price bidding.

29. Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

				Consolidated
				Assets
		December 31, 2011		December 31, 2010
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	5	-	1	-
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	162	-	216	-
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	-	-	-
Korea Nickel Corporation	-	-	20	-
MRS Logística S.A.	8	-	1	-
Norsk Hydro ASA	-	868	-	-
Samarco Mineração S.A.	38	6	44	6
Others	104	99	189	92
Total	**318**	**973**	**471**	**98**
Current	318	69	471	90
Non-current	-	904	-	8
Total	**318**	**973**	**471**	**98**

				Consolidated
				Liabilities
		December 31, 2011		December 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	19	-	25	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	5	-	5	1
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	149	-	245	-
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	-	-	8	-
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	10	9	10
Minas da Serra Geral	8	-	8	-
Mineração Rio do Norte S.A.	-	-	25	-
MRS Logística S.A.	14	-	8	-
Norsk Hydro ASA	-	149	-	-
Mitsui & CO, LTD	69	-	101	-
Others	45	103	118	16
Total	**310**	**262**	**552**	**27**
Current	310	32	552	24
Non-current	-	230	-	3
Total	**310**	**262**	**552**	**27**

	Parent Company			
	Assets			
	December 31, 2011		December 31, 2010	
	Customers	Related parties	Customers	Related parties
ALUNORTE - Alumina do Norte do Brasil S.A.	1	1	2	18
Baovale Mineração S.A.	10	3	2	3
Biopalma da Amazônia S.A.	-	349	-	-
Companhia Portuária Baia de Sepetiba - CPBS	3	-	1	6
CVRD OVERSEAS Ltd.	-	-	1,244	-
Ferrovia Centro - Atlântica S.A.	6	36	50	44
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	329	-	438	-
Minerações Brasileiras Reunida S.A. - MBR	18	555	4	677
Minerações Corumbaense Reunida S.A.	139	80	-	362
MRS Logistica S.A.	15	29	1	21
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	-	-	-
Salobo Metais S.A.	20	5	7	5
Samarco Mineração S.A.	75	13	88	13
Vale International S.A.	14,271	1,705	15,614	1,553
Vale Manganês S.A.	44	-	32	182
Vale Mina do Azul S.A.	-	47	-	-
Vale Operações Ferroviárias	135	11	-	-
Vale Potássio Nordeste	45	-	-	-
Others	137	173	275	175
Total	**15,249**	**3,007**	**17,758**	**3,059**
Current	15,249	2,561	17,758	1,123
Non-current	-	446	-	1,936
Total	**15,249**	**3,007**	**17,758**	**3,059**

	Parent Company			
	Liabilities			
	December 31, 2011		December 31, 2010	
	Suppliers	Related parties	Suppliers	Related parties
ALUNORTE - Alumina do Norte do Brasil S.A.	-	-	15	-
Baovale Mineração S.A.	37	-	51	-
Companhia Portuária Baia de Sepetiba - CPBS	58	-	28	-
CVRD OVERSEAS Ltd.	-	-	-	217
Ferrovia Centro - Atlântica S.A.	19	-	19	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	9	-	9	-
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	303	-	500	-
Minerações Brasileiras Reunidas S.A. - MBR	44	-	32	271
MRS Logistica S.A.	37	-	25	-
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	2	21	18	21
Vale International S.A.	8	33,582	4	32,412
Vale Mina do Azul S.A.	152	-	-	-
Vale Potássio Nordeste	37	-	-	-
Mitsui & CO, LTD	69	-	101	-
Others	99	10	199	2
Total	**874**	**33,613**	**1,001**	**32,923**
Current	874	4,959	1,001	5,326
Non-current	-	28,654	-	27,597
Total	**874**	**33,613**	**1,001**	**32,923**

	Consolidated				
	Income				
	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Baovale Mineração S.A.	-	-	1	2	8
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	136	159	198	586	386
Log-in S.A.	1	5	2	10	10
MRS Logistica S.A.	4	4	3	15	16
Samarco Mineração S.A.	85	109	96	403	360
Others	4	62	8	259	12
Total	**230**	**339**	**309**	**1,275**	**792**

	Consolidated				
	Cost / Expense				
	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Baovale Mineração S.A.	5	4	5	20	18
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	27	13	20	83	103
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	212	125	277	686	477
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	24	35	28	122	40
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	22	33	30	123	67
Mineração Rio do Norte S.A.	-	-	59	18	165
Mitsui & Co Ltd	62	79	103	245	181
MRS Logistica S.A.	174	210	179	735	610
Others	6	3	3	19	37
Total	**532**	**502**	**703**	**2,051**	**1,698**

	Consolidated				
	Financial				
	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	-	-	1	-	1
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	-	-	3	(2)	3
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	-	-	1	-	1
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	-	-	1	-	1
MRS Logistica S.A.	-	-	49	-	33
Others	19	(99)	(1)	(120)	3
Total	**19**	**(99)**	**54**	**(122)**	**42**

	Parent Company				
	Income				
	Three-month period ended (unaudited)			Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ALBRAS - Alumínio Brasileiro S.A.	-	-	127	31	159
ALUNORTE - Alumina do Norte do Brasil S.A.	-	-	188	1	284
Baovale Mineração S.A.	-	-	10	3	16
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	271	314	653	1,163	828
CVRD Overseas Ltd.	-	-	4,234	-	6,511
Ferrovia Centro - Atlântica S.A.	41	58	151	195	196
Ferrovia Norte Sul S.A.	4	2	13	12	13
Vale Canada Limited	5	7	8	17	8
MRS Logistica S.A.	6	5	16	21	22
Samarco Mineração S.A.	166	213	497	788	719
Vale Energia S.A.	13	-	1	13	1
Vale International S.A.	15,367	16,178	23,810	57,026	36,418
Vale Manganês S.A.	-	23	73	68	93
Vale Operações Ferroviárias	156	90	-	246	-
Vale Mina do Azul S.A.	21	-	-	21	-
Minerações Brasileiras Reunidas S.A. - MBR	1	-	-	1	-
Outras	4	19	70	35	78
Total	**16,053**	**16,910**	**29,851**	**59,642**	**45,345**

	Three-month period ended (unaudited)			Parent Company Cost / Expense Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	-	-	115	28	151
Baovale Mineração S.A.	10	10	27	40	36
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	55	27	77	166	206
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	431	254	861	1,397	1,141
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	49	71	74	249	88
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	45	67	102	251	263
Companhia Portuária Baia de Sepetiba - CPBS	61	81	221	296	310
Mitsui & Co Ltd	62	79	103	245	181
MRS Logistica S.A.	302	355	774	1,254	1,035
Vale Energia S.A.	53	46	303	162	435
Vale Mina do Azul S.A.	119	-	-	119	-
Minerações Brasileiras Reunidas S.A. - MBR	496	-	-	496	-
Outras	44	131	55	371	97
Total	**1,726**	**1,122**	**2,711**	**5,076**	**3,943**

	Three-month period ended (unaudited)			Parent Company Financial Year ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	-	-	(1)	5	(1)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	-	-	2	-	2
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	-	-	11	(4)	2
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	-	-	2	-	2
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	-	-	2	-	2
CVRD Overseas Ltd.	-	-	(19)	-	(108)
Ferrovia Centro - Atlântica S.A.	-	14	5	1	10
Vale Canada Limited	15	21	43	31	43
MRS Logistica S.A.	-	-	75	-	71
Vale Energia S.A.	-	-	-	-	-
Vale International S.A.	(248)	(161)	(1,608)	(988)	(458)
Sociedad Contractual Minera Tres Valles	(1)	4	-	4	-
Mineração Corumbaense Reunida S.A.	(14)	7	-	(7)	-
Biopalma da Amazonia S.A.	47	-	-	47	-
Vale Overseas	-	-	-	25	-
Outras	-	14	11	13	19
Total	**(200)**	**(102)**	**(1,479)**	**(873)**	**(415)**

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of R$ 5,760 and R$ 1,686 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of R$ 231 and R$ 96. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of R$ 37 in December 31, 2011. The effect of these operations in results was R$ 123.

Remuneration of key management personnel:

	December 31, 2011	December 31, 2010
Short-term benefits:	84	56
Wages or pro-labor	19	17
Direct and indirect benefits	36	18
Bonus	29	21
Long-term benefits:		
Based on stock	22	30
	22	30
Termination of position	90	4
	197	90

Additional information

(unaudited)

Social Report

The Company presents its annual social and sustainability reports, which reaffirms the commitment to strategically enhance the sustainable development by the global guidelines. The Sustainable Development Policy of the Company aims to build a legacy of social, economic and environmental development in regions where we act, using the pillars of Sustainable Operator, Local Development Catalyst and Global Agent of Sustainability. Within these principles and guidelines, the Company publishes a social report which shows social and environmental indicators, functional quantitative and relevant information about the corporate citizenship. The information presented was obtained through the auxiliary registers and certain management information of the Company, the direct and indirect subsidiaries and jointly controlled companies.

Basis of calculation	Consolidated 2011			Consolidated 2010			Parent Company 2011			Parent Company 2010		
Gross revenue		103,195			83,225			66,082			51,386	
Operating income before financial result and equity in results of affiliates, joint ventures and other investments		53,139			40,490			46,831			29,084	
Gross remuneration		**5,295**			**4,544**			**3,444**			**2,650**	
Labor indicators	**Value**	**Payroll**	**Net revenue**	**Value**	**Payroll**	**Net revenue**	**Value**	**Payroll**	**Net revenue**	**Value**	**Payroll**	**Net revenue**
Feed	471	9%	0%	373	8%	1%	418	12%	1%	323	12%	1%
Mandatory social security	1,296	25%	1%	1,056	23%	3%	958	28%	1%	760	29%	3%
Transport	246	5%	0%	184	4%	0%	211	6%	0%	159	6%	1%
Private pensions plans	369	7%	0%	267	6%	1%	180	5%	0%	119	4%	0%
Health	546	10%	1%	485	11%	1%	278	8%	0%	227	9%	1%
Education	193	4%	0%	140	3%	0%	131	4%	0%	99	4%	0%
Daycare center	5	0%	0%	3	0%	0%	5	0%	0%	3	0%	0%
Profit sharing	1,556	29%	2%	842	19%	2%	1,342	39%	2%	778	29%	3%
Others benefits	147	3%	0%	121	3%	0%	135	4%	0%	98	4%	0%
Total - Labor indicators	**4,829**	**91%**	**5%**	**3,467**	**77%**	**8%**	**3,678**	**107%**	**6%**	**2,564**	**97%**	**9%**

Social indicators	Value	% over Operating income	% over Net revenue	Value	% over Operating income	% over Net revenue	Value	% over Operating income	% over Net revenue	Value	% over Operating income	% over Net revenue
Taxes (excluding social charges)	9,131	17%	9%	9541	24%	11%	8,903	18%	13%	9015	30%	17%
Deferred taxes	(1,103)	-2%	-1%	-1725	-4%	-2%	(961)	-2%	-1%	-1582	-5%	-3%
Investments in citizenship	**789**	1%	1%	**690**	2%	1%	**689**	1%	1%	**618**	2%	1%
Projects and social actions	631	1%	1%	490	1%	1%	543	1%	1%	421	1%	1%
Culture	128	0%	0%	173	0%	0%	122	0%	0%	172	1%	0%
Native communities	24	0%	0%	27	0%	0%	24	0%	0%	25	0%	0%
Environmental investments	**8,811**	**17%**	**9%**	**8508**	**22%**	**10%**	**8,631**	**17%**	**13%**	**8071**	**27%**	**16%**
Total - Social indicators	1,744	3%	2%	9,779	3%	2%	1,220	2%	2%	626	2%	1%

Indicators of workforce	Consolidated 2011	Consolidated 2010	Parent Company 2011	Parent Company 2010
Total of employees at end of year	79,646	70,785	48,485	41,111
Total of admissions during the year	16,336	12,312	-	6,464

The social and environmental projects developed by the company were defined by:		Directors	(X)	Directors and managers	(X)	All employees
The standards of safety and cleanliness in the workplace were defined by:		Directors and managers		All employees	(X)	Everyone + CIPA
Concerning freedom of association, the right to collective bargaining and internal representation of (the) employee (s), the company:		Don't get involved		Follows the ILO standards	(X)	Encourages and follows the ILO
The pension plan covers:	(X)	Directors	(X)	direção e gerências	(X)	All employees
The share of profits or results includes:	(X)	Directors	(X)	direção e gerências	(X)	All employees
In selecting suppliers, the same ethical and social responsibility standards adopted by the company:		It isn't considered		It's suggested	(X)	It's required
Regarding the participation of employees in volunteer work, the company:		Don't get involved	(X)	Supports	(X)	Organize and encourage

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors

Ricardo José da Costa Flores
Chairman

Mário da Silveira Teixeira Júnior
Vice-President

Fuminobu Kawashima
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho
Paulo Soares de Souza
Renato da Cruz Gomes
Robson Rocha
Nelson Henrique Barbosa Filho

Alternate

Eduardo de Oliveira Rodrigues Filho
Estáquio Wagner Guimarães Gomes
Deli Soares Pereira
Hajime Tonoki
João Moisés de Oliveira
Luiz Carlos de Freitas
Marco Geovanne Tobias da Silva
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim
Sandro Kohler Marcondes

Advisory Committees of the Board of Directors

Controlling Committee
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros

Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho

Strategic Committee
Murilo Pinto de Oliveira Ferreira
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Ricardo José da Costa Flores

Finance Committee
Tito Botelho Martins
Eduardo de Oliveira Rodrigues Filho
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger

Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Renato da Cruz Gomes
Ricardo Simonsen

Fiscal Council

Marcelo Amaral Moraes
Chairman

Aníbal Moreira dos Santos
Antonio Henrique Pinheiro Silveira
Arnaldo José Vollet

Alternate
Cícero da Silva
Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo

Executive Officers

Murilo Pinto de Oliveira Ferreira
President & CEO

Vânia Lucia Chaves Somavilla
Executive Director, HR, Health & Safety, Sustainability and Energy

Tito Botelho Martins
Chief Financial Officer

Eduardo de Salles Bartolomeo
Executive Director, Fertilizers and Coal

José Carlos Martins
Executive Director, Ferrous and Strategy

Galib Abrahão Chaim
Executive Director, Capital Projects Implementation

Humberto Ramos de Freitas
Executive Director, Logistics and Mineral Research

Gerd Peter Poppinga
Executive Director, Base Metals and IT

Marcus Vinicius Dias Severini
Chief Officer of Accounting and Control Department

Vera Lucia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

The Fiscal Council of Vale S.A. ("Vale"), in carrying out its legal and statutory duties, after examining the Company's Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders' Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2011 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders' General Meeting of the Company.

Rio de Janeiro, February 15th, 2012.

Marcelo Amaral Moraes *Chairman*	Arnaldo José Vollet *Counselor*
Aníbal Moreira dos Santos *Counselor*	Antônio Henrique Pinheiro Silveira *Counselor*

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2011

The Fiscal Council of Vale SA ("Vale") in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2011, is of the opinion that the mentioned information that should be approved by the Annual Stockholders' General Meeting of the Company.

Rio de Janeiro, February 15, 2012.

Marcelo Amaral Moraes *Chairman*	Arnaldo José Vollet *Member*
Aníbal Moreira dos Santos *Member*	Antônio Henrique Pinheiro Silveira *Member*

VALE

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

The Board of Directors of Vale S.A. ("Vale"), after conducting the analysis of the managements' report as well as of the financial statements for the fiscal year ended December 31, 2011, unanimously resolved to approve such proposal.

Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2012.

Rio de Janeiro, February 15, 2012.

Ricardo José da Costa Flores Chairman	Renato da Cruz Gomes Director
Robson Rocha Director	José Ricardo Sasseron Director
Paulo Soares de Souza Director	João Moisés de Oliveira Director
Nelson Henrique Barbosa Filho Director	Fuminobu Kawashima Director
José Mauro Mettrau Carneiro da Cunha Director	Eduardo de Oliveira Rodrigues Filho Director
Paulo Sergio Moreira da Fonseca Director	

BOARD OF DIRECTOR'S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2011

The Board of Directors of Vale S.A. ("Vale"), after conducting the analysis of the Executive Officer Board's proposal for the destination of profits earned in the fiscal year ended December 31, 2011, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2012.

Rio de Janeiro, February 15, 2012.

Ricardo José da Costa Flores Chairman	Renato da Cruz Gomes Director
Robson Rocha Director	José Ricardo Sasseron Director
Paulo Soares de Souza Director	João Moisés de Oliveira Director
Nelson Henrique Barbosa Filho Director	Fuminobu Kawashima Director
José Mauro Mettrau Carneiro da Cunha Director	Eduardo de Oliveira Rodrigues Filho Director
Paulo Sergio Moreira da Fonseca Director	

PROPOSAL FOR THE DESTINATION OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Dear Members of the Board of Directors

The Executive Officers Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale's Bylaws, hereby presents to the Board of Directors the proposal for the destination of income earned in the fiscal year ended December 31, 2011.

The net income for the year, evidenced in the Financial Statements, amounted R$37,813,724,944.02 (thirty-seven billion, eight hundred and thirteen million, seven hundred twenty-four thousand, nine hundred forty-four reais and two cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission (CVM) / Accounting Standards Committee (CPC).

I - LEGAL RESERVE

In this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of Capital by force of provided in the Article 193 of Law #6,404 and in the Article 42 of Vale's Bylaws, that is, R$1,890,686,247.20 (one billion, eight hundred and ninety million, six hundred eighty-six thousand, two hundred forty-seven reais and twenty cents).

The allocation to this reserve shall not be recorded in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the share capital.

II - TAX INCENTIVE RESERVES

Vale is entitled to an income tax reduction on regulated exploitation profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia – ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration # 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report t #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the state of Maranhão.

Vale is also user of the Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to spend part of the income tax due, reinvesting the money with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas.

The tax law predicts (article 545 of Income Tax Regulation) that the amount benefited and not payed to IRS is not available to shareholders and must be accounted in a specific reserve in the net equity exclusive for increasing capital or absorbing losses.

As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11,638, we propose the amount of R$995,844,040.58 (nine hundred ninety-five million, eight hundred forty and four thousand, forty reais and fifty eight cents) to that Reserve, equal to total tax not withdrawn by Vale due to fiscal benefits mentioned above.

III - DIVIDENDS/INTEREST ON SHAREHOLDERS' EQUITY

Pursuant to Article 42 of Vale's Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders' Meeting by the Board of Directors, considering that the amount of interest paid or credited as interest on shareholders' equity, according to Article 9, Paragraph 7 of Law #9,249/95, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 the by Law, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividend payments.

The adjusted net income, which for 2011 amounted to R$34,927,194,656.24 (thirty-four billion, nine hundred twenty seven million, one hundred ninety-four thousand, six hundred fifty-six reais and twenty four cents), corresponds to net income of the year R$37,813,724,944.02 (thirty-seven billion, eight hundred and thirteen million, seven hundred twenty-four thousand, nine hundred forty-four reais and two cents), deducted of the amount of the constituted legal reserve of R$1,890,686,247.20 (one billion, eight hundred and ninety million, six hundred eighty-six thousand, two hundred forty-seven reais and twenty cents) , and of the destination to the tax incentives reserve of R$995,844,040.58 (nine hundred ninety-five million, eight hundred forty and four thousand, forty reais and fifty eight cents). Thus, the minimum mandatory dividend of 25% of adjusted net income as dividends reaches the total amount of R$8,731,798,664.06 (eight billion, seven hundred thirty-one million, seven hundred ninety-eight thousand, six hundred sixty-four reais and six cents), which corresponds to R$1.713027160 per outstanding common and preferred share.

Under Article 5, Paragraph 5 of Vale's Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Vale's Bylaws as per the following criteria:

(a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the net equity share value, calculated based on the financial statements which served as reference for the payment of dividends or (ii) 6% (six percent) calculated over the parcel of capital represented by this class of shares, whichever is the higher among them;

(b) right to participate in the profits distributed, on equal terms with common shares after is assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph "a" above.

On December 31, 2011, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$1,768,512,670.33 (one billion, seven hundred sixty-eight million, five hundred and twelve thousand, six hundred and seventy reais and thirty three cents), corresponding to R$0.917526699 or (b) 3% of the equity of the outstanding preferred share is R$1,798,438,985.02 (one billion, seven hundred ninety-eight million, four hundred thirty-eight thousand, nine hundred eighty five reais and two cents), corresponding to R$0.933052849, per outstanding preferred share, whichever is greater.

Thus, the net income for the fiscal year is sufficient for the full payment of fixed or minimum dividends. There is no cumulative unpaid portion.

Considering the total balance of mandatory dividend relative to fiscal year 2011, as noted, the prerogative to pay interest on shareholders' equity, based on Articles 42, sole paragraph and 45 of

Vale's Bylaws, Vale's cash situation as determined in the balance referent to fiscal year 2011 and the option for equitable treatment of shareholders, the Executive Officers Board proposes the distribution to shareholders the total amount of net income related to the year 2011, R$9,062,863,756.71 (nine billion, sixty-two million, eight hundred sixty-three thousand, seven hundred fifty-six reais and seventy one cents), equivalent to R$1.755732583 per outstanding common or preferred share issued by Vale. Considering this total amount, R$6,855,763,139.07 (six billion eight hundred and fifty five million, seven hundred and sixty three thousand, one hundred and thirty nine reais and seven cents), has been designed to shareholders as dividends during the year 2011, under the terms stated in sequence, considered as advances of profit distribution for the year 2011:

a) the distribution of interest on shareholders' equity based on the Executive Officers Board proposal and approved by the Board of Directors, at the meeting held on August 11, 2011, in the total gross amount of R$4,854,900,000.00 (four billion, eight hundred fifty-four million, nine hundred thousand reais), equivalent to R$0.933403176 per outstanding common or preferred share, based on June 2011 financials, paid from August 26, 2011.

b) the distribution of interest on shareholders' equity based on the Executive Officers Board proposal approved by the Board of Directors, at the meeting held on October 14, 2011 in the total gross amount of R$2,000,863,139.07 (two billion, eight hundred sixty-three thousand, one hundred thirty-nine reais and seven cents), equivalent to R$0.389334620 per outstanding common or preferred share, based on June 2011 financials, paid from October 31, 2011.

As a consequence it will be submitted for approval the distribution of the remaining R$2,207,100,617.64 (two billion, two hundred and seven million, one hundred thousand, six hundred and seventeen reais and sixty four cents) from interest on shareholders equity equivalent to R$0.432994787 per outstanding common or preferred share, to be paid in April 2012. There shall be neither monetary correction nor interest upon the amount proposed herein. The mandatory dividend will be paid integral, with no amount retained.

Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2011	**2010**	**2009**
Net income per share	R$7.42	R$ 6.91	R$1.97
Interest on shareholders' equity and dividends per share	R$1.755732583	R$1. 873923027	R$ 0.575915021

Note: Values equal for all species and classes of shares issued by Vale.

IV - INVESTMENT/EXPANSION RESERVES

It is proposed that the remaining balance of retained earnings in the amount of R$25,864,330,899.53 (twenty-five billion, eight hundred sixty-four million, three hundred and thirty thousand, eight hundred and ninety-nine reais and fifty-three cents) be allocated to expansion/investment reserve in order to meet the investment projects in the budget of Vale. Aiming to comply with Article 196 of Law #6,404, the investment budget, which is summarized below, shall be submitted to the Annual Shareholders' Meeting for approval.

	In Millions	
In flows	**US$**	**R$**
Retained earnings (Article 196)		25,864
Financing and cash generation		14,278
		40,142
Out flows		
Organic growth	15,300	28,700
Projects	12,900	24,198
P&D	2,400	4,502
Operations support	6,100	11,442
	21,400	40,142

Conversion rate was used for December 31, 2011, 1US$ = R$1.8758.

V - SUMMARY

This proposal covers the following allocation of net income for the year 2011:

IN FLOWS		**R$**
- Net income of the year		37,813,724,944.02
ALLOCATION		
- Legal reserve		1,890,686,247.20
- Investment/expansion reserve		25,864,330,899.53
- Tax incentives reserves		995,844,040.58
- Remuneration of shareholders:		
- Anticipated Dividends August 2011	4,854,900,000.00	
- Anticipated Dividends October 2011	2,000,863,139.07	
- Interest on shareholder's equity proposal	2,207,100,617,64	
		9,062,863,756.71
		37,813,724,944.02

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, as resolved by the Executive Officers Board.

Rio de Janeiro, February 13, 2012.

Murilo Pinto de Oliveira Ferreira President and Chief Executive Officer (CEO)	Vânia Lucia Chaves Somavilla Executive Officer of HR, Health & Safety, Sustainability and Energy
Tito Botelho Martins Executive Officer of Finance	Eduardo de Salles Bartolomeo Executive Officer of Fertilizers and Coal
José Carlos Martins Executive Officer of Ferrous & Stategy	Galib Abrahão Chaim Executive Officer of Capital Projects Execution
Humberto Ramos de Freitas Executive Officer of Logistics and Mineral Exploration	Gerd Peter Poppinga Executive Officer of Base Metals

Cron.008/2012
16/03/2012 13:26

Annex to the Proposal for earnings distribution relative to the fiscal year ended December 31, 2011

Under Article 9, § 1, II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION
1. Net income for the fiscal year 2011	R$37,813,724,944.02
2. Amount of dividends, including anticipated dividends and interest on shareholders' equity already declared	Global Amount of: R$9,062,863,756,71
	In the amount of R$1.755732583 per outstanding share, either common or preferred (class "A" and the golden shares).
3. Percentage of distributed net income relating to fiscal year 2011	25% adjusted net income
4. Overall and per share value of dividends based on profits from previous years	Not applicable
5. Shareholders Remuneration for the 2011 fiscal year, net of dividends declared on August 11, 2011 and October 14, 2011	Interest on shareholders' equity in the gross amount of R$0.432994787 per outstanding share, either common or preferred (class "A" and the golden shares).
	Form and period of payment of interest on shareholders' equity: interest on shareholders' equity shall be paid in April 2012, pursuant to the Dividend Policy.
	There is no impact of restatement and interest on the proposed interest on shareholders' equity
	The declaration dates for the payment of interest on shareholders' equity, which shall be considered as the record date, pursuant to the Dividend Policy: April 13, 2012
6. Dividends resolved on August 11, 2011, based on the financial statements as of June 30, 2011	Gross value of R$0.933403176 per outstanding share, either common or preferred (Class "A" and golden share).
	Payment Date: August 26, 2011.
7. Dividends resolved on October 14, 2011, based on the financial statements as of June 30, 2011	Gross value of R$0.389334620 per outstanding share, either common or preferred (Class "A" and golden share).
	Payment Date: October 31, 2011.

8. Provide a comparative table showing net income, dividends and interest on shareholders' equity per each type and class of share for the 3 (three) previous years.	2011 / 2010 / 2009 / 2008 Net income per outstanding share: R$7,42 / R$6,91 / R$1,97 / R$4,08 Dividends and interest on shareholders' equity: R$1,755732583 / R$1,873923027 / R$0,575915021 / R$0,970459573 Obs: Equal amounts to all types and classes of shares.
9. Allocation of profits to legal reserve	Amounts allocated to the legal reserve: R$1,890,686,247.20
	Description of the calculation of the legal reserve: Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, up to a limit of 20% of the paid-up capital, in accordance with Article 193 of the Brazilian Corporate Law and Article 42 of Vale's Bylaws. This reserve may not be constituted in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of the Brazilian Corporate Law), exceeds 30% of paid-up capital.
10. Preferred shares entitled to fixed or minimum dividends	Description of the calculation formula: In accordance with Article 5º, § 5º of the By Law, holders of preferred shares (the class A and the golden shares) shall be entitled to receive dividends calculated as set forth in Chapter VII of the Bylaws in accordance to the following criteria: a) priority to receive dividends corresponding to (i) a minimum of 3% (three percent) of the net equity share value , calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the portion of the capital represented by this class of share, whichever higher among them; b) right to participate in the profits distributed, on equal conditions as those applicable to common shares, once a dividend equal to the minimum annual dividend established in accordance with letter "a" above is ensured.
	The year profit is enough for the full payment of the fixed or minimum dividends.
	There are no cumulative installments outstanding.
	As of December 31, 2011, the reference value for the minimum annual dividend is either R$1,768,512,670.33, which corresponds to 6% over the preferred capital, equivalent to R$0.917526699 per share; or R$1,798,438,985,02, which corresponds to the 3% of shareholder's equity of preferred shares outstanding, equivalent to R$0.933052849 per outstanding preferred share, whichever is higher.

11. Mandatory Dividend	Describe the method of calculation provided for in the Bylaws: Pursuant to Article 42 of Vale's By-Laws, after the constitution of the legal reserve, the destination of the remaining portion of the net income calculated at the end of each financial year shall, through a Management proposal, be submitted to the General Shareholders Meeting, and the amount, paid or credited, as interest on shareholders equity, according to Article 9, § 7 of Law 9,249 and the applicable legislation and regulation, may be ascribed to the mandatory dividend and to the minimum annual dividend on the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company. The proposal for distribution of profits shall include the following reserves: (i) Depletion Reserve, to be constituted in accordance with applicable fiscal legislation;(ii) Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and up to the Company's share capital. At least 25% of annual adjusted net income adjusted according to the applicable legislation shall be distributed as dividends.
	The mandatory dividend will be paid in full.
	Retained amount: Not applicable.
12. In the event of any retention of the mandatory dividend due to the Company's financial condition: (a) Inform the amount of the retention; (b) Provide a detailed description, of the Company's financial condition, including the aspects related to the liquidity analysis, working capital and positive cash flows/ and (c) Justify the retention of dividends.	Not applicable.
13. In the event of allocation of profits to the contingencies reserve: (a) Identify the amount allocated to such reserve; (b) Identify the deemed probable loss and its cause; (c) Explain why the loss was deemed probable; and (d) Justify the constitution of the reserve.	Not applicable.
14. In the event of allocation of profits to the unrealized income reserve: (a) Inform the amount allocated to such reserve; and (b) inform the nature of the unrealized income that gave rise to the reserve.	Not applicable.

15. In the event of allocation of profits to the statutory reserves: (a) Describe the By-Laws provisions which established the reserve; (b) Identify the amount allocated to the reserve; and (c) Describe the calculation of such amount.	Not applicable.
16. Retained earnings provided for in the Investment Budget	Retained earning in the amount of R$25,864,330,899.53, pursuant to the Investment Budget, a copy of which was filed on February 15, 2012, summarized as follows:

	Millions	
Sources	**US$**	**R$**
Retained earnings (art 196)		25,864
Working capital		14,278
		40,142
Uses		
Organic growth	15,300	28,700
Projects	12,900	24,198
Research and Development	2,400	4,502
Operations sustainability	6,100	11,442
	21,400	**40,142**

Exchange rate as of December 31, 2011 (US$1.00 =R$1.8758).

17. Destination of profits to the Tax Incentive Reserve	The amount of R$995,844,040.58 was allocated to the Tax Incentive Reserve. Vale is entitled to an income tax reduction on regulated exploitation profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia – ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration # 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report t #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletinzing plant of São Luiz in the state of Maranhão. Vale is also user of the Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster

	Superintendence) wich alows the entity to spend part of the income tax due, reinvesting the money with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas. The tax law predicts (article 545 of Income Tax Regulation) that the amount benefited and not payed to IRS is not available to shareholders and must be accounted in a specific reserve in the net equity exclusive for increasing capital or absorbing losses. As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11.638, we propose the amount of R$995,844,040.58 to that Reserve, equal to total tax not withdrawn by Vale due to fiscal benefits mentioned above.

SUMMARY OF THE CAPITAL BUDGET FOR 2012

	In Millions	
In flows	US$	R$
Retained earnings (Article 196)		25,864
Financing and cash generation		14,278
		40,142
Out flows		
Organic growth	15,300	28,700
Projects	12,900	24,198
P&D	2,400	4,502
Operations support	6,100	11,442
	21,400	40,142

Conversion rate was used for December 31, 2011, 1US$ = R$1.8758.

The details of the investments budget were released on November 28, 2011 by issuing press release, reproduced below.

Rio de Janeiro, November 28, 2011 – Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget[1] for 2012, involving capital expenditures of US$ 12.9 billion for project execution, US$ 2.4 billion for research and development (R&D) and US$ 6.1 billion dedicated for sustaining existing operations.

Based on a long-term view of global minerals and metals markets, the capex budget is aligned with our vision of becoming the best global natural resources company in long-term value creation, with excellence and passion for people and the planet.

Investment allocation for 2012	
By category	**%**
Organic growth	71.5%
Projects	60.5%
R&D	11.0%
Sustaining of existing operations	28.5%
Total	**100.0%**
By business area	**%**
Bulk materials	55.6%
Ferrous minerals	46.7%
Coal	8.9%
Base metals	21.6%
Fertilizers	9.6%
Logistics for general cargo	2.4%
Power generation	3.6%
Steel	2.9%
Others	4.3%
Total	**100.0%**
By geography	**%**
Brazil	63.7%
South America (ex- Brazil)	6.0%
Canada	11.7%

[1] The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main subsidiaries consolidated according to US GAAP are: Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Vale Australia Pty Ltd., Vale Canada Limited (formerly Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.

Africa	9.1%
Asia	5.7%
Australasia	3.3%
Others	0.5%
Total	**100.0%**

Project execution

Vale has currently twenty main projects approved by the Board of Directors and under construction to implement organic growth. The main projects are detailed in this report and comprise 75% of the US$ 12.949 billion budgeted for project development in 2012.

R&D

Vale's R&D investments are the backbone of future growth options. The budget for 2012 is comprised of US$ 918 million to finance the global mineral exploration program, US$ 848 million for conceptual, pre-feasibility and feasibility studies, and US$ 591 million to be invested in new processes, technological innovation and adaptation.

The mineral exploration program involves initiatives in the Americas, Africa, Asia and Australasia. Expenditures will be dedicated to further develop our reserves of iron ore (US$ 282 million) and nickel (US$ 202 million), and to explore opportunities in copper (US$ 156 million), coal (US$ 75 million), and potash and phosphate rock (US$ 50 million).

Sustaining capital

The sustaining capex budgeted for 2012, at US$ 6.106 billion, will be dedicated to not only maintain our production levels but also to invest in initiatives dedicated to improve operational efficiency, excellence in health and safety, and environmental protection.

We are expanding tailing dams and residual stockpiles to maintain the production rates, alongside with initiatives to improve maintenance management, and consequently reaching higher utilization rates in order to have lower maintenance costs and higher operational efficiency. Vale is also investing to improve managerial efficiency by integrating information throughout the company.

We are developing the clean AER (atmospheric emission reduction) project, which will significantly reduce air pollution in Canada, improving the positive legacy for the community in the Sudbury region. The multi-year project includes slag re-greening, reforestation and preservation.

In line with our focus on the search of excellence in health and safety, Vale is investing to improve standards in our operations.

The normalized sustaining capex budget, net of the initiatives to increase efficiency and sustainability described before, represents 4.4% of our asset base in September 2011, and is in line with the 4.7% for the period between 2007 and 2010. After adding the initiatives described before, the approved sustaining investments amount to 6.5% of our asset base.

Focus on sustainability

Sustainability contributes to a better world and the same time enhances competitiveness in the long-term. Sustainable development is achieved when our businesses provide value to shareholders while creating a positive social, economic and environmental legacy in the geographies where we operate.

Investments in corporate social responsibility in 2012 will reach US$ 1.648 billion, of which US$ 1.354 billion will be invested in environmental protection and conservation, and US$ 293 million in social projects.

Vale has been committed to develop a cleaner energy matrix by investing on renewable energy sources such as wind power and biofuels. The Biodiesel project involves the plantation of 80,000 hectares of palm trees to produce 360,000 tpy of biodiesel, contributing to minimize emissions of greenhouse gases and also promotes the development of local communities in the Brazilian state of Pará. Vale's wind power park, in the state of Rio Grande do Norte, Brazil, will have a total estimated capacity of 65.7 MW.

Main approved projects under construction

The pipeline of main projects approved by the Board of Directors, under construction, is detailed in this section. Estimated start-up dates can be revised due to changes caused by several factors, including delays in environmental permits.

Project	Estimated start-up	Expected capex US$ million		Status[1]
		2012	Total	
IRON ORE MINING AND LOGISTICS				
Carajás Additional 40 Mtpy Construction of an iron ore dry processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 40 Mtpy.	2H13	622	2,968	Installation license (LI) was issued. We are executing earthworks services and civil engineering works. 43% of physical progress. Total executed capex of US$ 1.3 billion.
CLN 150 Mtpy Increase Northern system railway and port capacity, including the construction of a fourth pier at the Ponta da Madeira maritime terminal. Located in Maranhão, Brazil. Increase estimated EFC's logistics nominal capacity to approximately 150 Mtpy.	1H14	890	3,477	Earthworks and offshore civil engineering works at Ponta da Madeira maritime terminal started. Critical equipments for the car dumpers were received Railway Installation licenses (LI) issuance expected for 2H12. 55% of physical progress. Total executed capex of US$ 1.8 billion.
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	2H16	794	8,039	Investing capital for earthworks services and building the access road, before the issuance of environmental permits. Preliminary environmental license (LP) issuance expected for 1H12. Installation license (LI) issuance expected for 1H13. 22% of physical progress. Total realized capex of US$ 804 million.
Serra Leste Construction of new processing plant, located in Carajás, Pará, Brazil Estimated nominal capacity of 6 Mtpy.	1H13	239	478	Construction of the access road on progress. Earthworks and civil engineering works for the plant started. Excavation on progress Issuance of installation licenses (LI) expected for following months. 21% of physical progress. Total executed capex of US$ 79 million.
Conceição Itabiritos Construction of concentration plant, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 12 Mtpy.	2H13	184	1,174	Project evolving on time and on budget. The issuance of pending installation licenses (LI) is expected for 1H12. 79% of physical progress. Total executed capex of US$ 428 million.
Vargem Grande Itabiritos Construction of new iron ore treatment plant, located in the Southern system, Minas Gerais, Brazil. Estimated nominal capacity of 10 Mtpy.	1H14	429	1,645	Issuance of installation license (LI) expected for 1H13. 38% of physical progress. Total executed capex of US$ 262 million.
Conceição Itabiritos II Adaptation of the plant to process low-grade itabirites, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 19 Mtpy (without additional net capacity).	2H14	297	1,189	Project at initial stages, with excavations for the installation of primary crushers going on. Installation licenses (LI) issued. 14% of physical progress. Total executed capex of US$ 65 million.

Project	Estimated start-up	Expected capex US$ million 2012	Expected capex US$ million Total	Status[1]
Simandou I - Zogota Development of the Zogota mine and processing plant in Simandou South, Guinea. Estimated nominal capacity of 15 Mtpy.	1H12	380	1,260	Project in early stage of development. First production expected for 2012.
Teluk Rubiah Construction of a maritime terminal with enough depth for the 400,000 dwt vessels and a stockyard. Located in Teluk Rubiah, Malaysia. Stockyard capable of handling up to 30 Mtpy of iron ore products.	1H14	367	1,371	Preliminary environmental license, construction and installation license issued. Issuance of operation license expected for 1H14. On schedule. Contracts with civil engineering service providers signed. 9% of physical progress. Total executed capex is US$ 120 million.
PELLET PLANTS				
Tubarão VIII Eighth pellet plant at our existing complex at the Tubarão Port, Espírito Santo, Brazil. Estimated nominal capacity of 7.5 Mtpy.	2H12	239	968	Currently assembling of the stacker reclaimer of the pellets stockyard. Issuance of operation license (LO) expected for 2H12. 74% of physical progress. Total executed capex of US$ 547 million.
Samarco IV Construction of Samarco's fourth pellet plant, and expansion of mine, pipeline and maritime terminal infrastructure. Vale has a 50% stake in Samarco. Estimated nominal capacity of 8.3 Mtpy, increasing Samarco's capacity to 30.5 Mtpy.	1H14	-	1,693[2]	Project at initial stages. 11% of physical progress of the pellet plant. The 2012 budget will be internally sourced by Samarco.
COAL MINING AND LOGISTICS				
Moatize II New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. Nominal capacity of 11 Mtpy (70% coking coal and 30% thermal).	2H14	499	2,068	Geological research studies on progress 2% of physical progress. Total executed capex of US$ 15 million.
Nacala corridor Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpy.	2H14	691	4,444	Environmental licenses issued for the railway and maritime terminal. Development of the detailed aspects of the engineering project on progress. Project in early stage of development. Total executed capex of US$ 8 million.
COPPER MINING				
Salobo Development of mine, plant, and related infrastructure, located in Marabá, Pará, Brazil. Estimated nominal capacity of 100,000 tpy of copper in concentrate.	1H12	296	2,337	Concluding mechanical assembly of the primary crushing and of the water collection, supply and storage system. Plant operation license (LO) expected for 1H12. 96% of physical progress. Total executed capex of US$ 1.9 billion.

Project	Estimated start-up	Expected capex US$ million		Status[1]
		2012	Total	
Salobo II Salobo expansion, raising of the tailing dam height and increase in mine capacity, located in Marabá, Pará, Brazil Additional estimated nominal capacity of 100,000 tpy of copper in concentrate.	2H13	581	1,427	Civil works at the flotation circuit on progress. The construction of the ball mill was initiated. Plant operation license (LO) issuance expected for 1H13. 46% of physical progress. Total executed capex of US$ 268 million.
NICKEL MINING AND REFINING				
Long Harbour Hydrometallurgical facility. Located in Long Harbour, Newfoundland and Labrador, Canada. Estimated nominal capacity of refining 50,000 tpy of finished nickel, and associated copper and cobalt.	2H13	1,208	3,600	Plant under construction. Electromechanical assembly on progress. 54% of physical progress. Total executed capex of US$ 1.3 billion.
Totten Nickel mine (re-opening) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpy	2H13	157	759	Total executed capex of US$ 358 million.
POTASH MINING AND LOGISTICS				
Rio Colorado Investments in a solution mining system, located in Mendoza, Argentina, renovation of railway tracks (440 km), construction of a railway spur (350 km) and a maritime terminal in Bahia Blanca, Argentina. Estimated nominal capacity of 4.3 Mtpy of potash (KCl).	2H14	1,081	5,915	Agreement finalized with the five Argentinean provinces involved in the project. Excavations started. Civil engineering works on progress. 22% of physical progress. Total executed capex of US$ 509 million.
ENERGY				
Biodiesel Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees. Located in Pará, Brazil. Estimated nominal capacity of 360,000 tpy of biodiesel.	2015	227	633	Planting palm trees. Biodiesel plant's FEL III expected for July 2013. Preliminary environmental license (LP) and construction and installation license (LI) issuance expected 2H13. Total executed capex of US$ 286 million.
STEELMAKING				
CSP[2] Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpy.	1H15	563	2,346	Early stage of development. The partnership is developing the FEL III feasibility study.

[1] as of September 2011
[2] Expected capex is relative to Vale's stake in the projects.

Expected output for 2012

ESTIMATED PRODUCTION FOR 2012 – '000 metric tons	
By mineral	2012
Iron ore	312,000
Pellets	50,000
Coal	16,600
Nickel	300
Copper	340
Potash	650
Phosphate rock	8,000

Challenges in project execution

The execution of capital projects is one of the main challenges for the mining industry. Vale faces some hurdles for the implementation of its portfolio of world-class projects: environmental licensing, human capital constraints, cost pressures and longer lead times.

Environmental licensing has been a major source of risk to project development. Aiming to deal with this challenge we are taking several steps to improve the efficiency in the licensing processes, among which a stronger integration between environmental and project development teams, the development of a Best Practices Guide for Environmental Licensing and the Environment, the assembly of teams of highly- skilled specialists, a closer interaction with environmental regulators and the creation of an Executive Committee to expedite internal decisions.

People are a real source of competitive advantage, and human capital is a critical input to projects and future operations. Vale works to further integrate strategic plan to anticipate demand for skilled labor, as well as investing in initiatives to capacitate technicians, engineers and project implementation professionals.

Vale works to minimize the flipside impacts of the current commodity cycle, which can impact project execution through the lack of contractors with manpower available, price pressures of equipment and services, and longer lead times for equipment delivery. The main mitigation actions include procurement intelligence, the strengthening of long-term relationships with suppliers, the anticipation of purchases and the diversification of the suppliers' base. So far, these actions dealt successfully with the pressures, and procurement lead times have not impacted the execution of the project pipeline.

In the context of the reorganization of management structure, a division headed by an Executive Director fully focused on project implementation was created. We are adopting a more disciplined approach to project development using the tested FEL (Front-End Loading) methodology, with clear approval gates between the stages of development before the appraisal by the Board of Directors.

Alongside the project development process, we are adopting an integrated risk assessment framework, which anticipates potential issues and allows for mitigations plans. This risk analysis was already applied in the majority of projects under construction and feasibility study.

Methodological rigor promotes higher quality of estimates, transparency and predictability in project development as well as ensures compliance with environmental regulations and health and safety requirements, and minimizes impacts on the communities.

Despite our efforts, risk elimination is not possible. As a consequence, our estimates of projects' expected capital expenditures and estimated start-up dates might be revised going forward.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com

This press release may include declarations about Vale's expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale's most recent Annual Report on Form 20F and its reports on Form 6K.

Item 10

10.1. General Financial and Equity Conditions

a. General Financial and Equity Conditions

In 2011, Vale S.A. (Vale) had strong performance, characterized by record net operating revenues (R$ 103.2 billion), operating income (R$ 53.1 billion), operating margin (49.1%), cash generation (R$ 60.2 billion) and net income (R$ 37.8 billion). Shipments of iron ore and iron pellets reached historical levels, with more than 300 million tons (Mt), while sales of nickel and copper had their best year since 2008.

The year 2010 was marked by strong recovery with extraordinary performance, due to two main factors. On one hand, the initiatives developed in 2009 in response to the global recession, focusing on structural transformations, started to present returns. On the other hand, the global economy, led by the emerging companies, which are the main source of expansion of demand for ores and metals, showed exceptional growth.

The year 2009 was a transitional period, marked by operating and financial performance at levels that were lower than in the two previous years, although they were quite robust.

In 2011, return on shareholders' equity reached the record amount of US$ 12 billion, and the dividend yield on our shares was the highest among our peers, and one of the highest among global companies.

Standard & Poor's raised its credit rating on Vale from BBB+ to A- in November 2011. According to S&P's risk rating, "A" indicates a strong ability to comply with its financial obligations. The improvement reflects our strong cash flow, solid balance sheet, and continuing focus on minimizing the cost of capital.

Bulk materials sales –iron ore, pellets, manganese ore and iron alloy, thermal and metallurgical and thermal coal – represented 73.46% of total operating revenues in 2011, in line with the 73.4% in 2010. Participation of basic metals in total revenues decreased to 15.3% from 17.0% in 2010, due to the sale of aluminum assets in February 2011. Revenues from fertilizers were 5.6% above the 3.8% in 2010. Logistics services contributed with 3.4% and other products with 2.1%.

Business segments	2009	2010	2011
Bulk Materials	62.7%	73.4%	73.6%
Basic Metals	26.9%	17.0%	15.3%
Fertilizers	1.6%	3.8%	5.6%
Logistics services	5.7%	3.8%	3.4%
Others	3.1%	2.1%	2.1%

In 2011, operating profit, measured by EBIT[1] reached a new record of R$ 53.139 billion, 31.2% higher than the previous record of R$ 40.490 billion in 2010. After excluding the non-recurring gain from the sale in aluminum assets in the first quarter of 2011, EBIT was R$ 50.647 billion in 2011. The operating margin during the year also set a record of 49.1%, excluding the non-recurring gain, in comparison with the previous record of 48.7% in 2010.

In 2011, we set a new record for cash generation, measured by EBITDA[2]of R$ 60.155 billion, which was 29.7% higher than the previous record of R$ 46.378 billion in 2010. Excluding the non-recurring gain of R$ 2.492 billion, EBITDA in 2011 was R$ 57.663 billion.

in R$ million	2009	2010	2011
Net Operating revenue	48,496	83,225	103,195

[1] Profit before interest and taxes.

[2] Profit before interest, taxes, depreciation and amortization and depletion, plus dividends received from related companies, also known as EBITDA.

EBIT	13,173	40,490	50,647[1]
EBIT margin (%)	27.2%	48.7%	49.1%[1]
EBITDA	18,641	46,378	57,663
Net profit	10,337	30,070	37,814
Remuneration to shareholder (parent company)	5,299	5,095	14,960
ROE (%)[2]	10.7%	26.8%	26.4%

[1] Excludes non-recurring gains from the sale of aluminum assets

[2] Return on equity

b. Capital Structure

Vale's shareholders' equity on December 31, 2011, was R$ 143.476 billion. On the same date, the gross debt added to obligations with third parties totaled R$ 46.625 billion, with a cash position[3] of R$ 7.458 billion. The gross debt index and obligations with third parties /shareholders' equity and participation of non-controlling shareholders was 31.8% compared to 37.6% on December 31, 2010, and 42.0% on December 31, 2009.

On December 31, 2010, net shareholders' equity was R$ 112.117 billion, gross debt totaled R$ 43.789 billion, and the cash position was R$ 13.469 billion.

On December 31, 2009, shareholders' equity was R$ 95.758 billion, gross debt was R$ 42.088 billion, and the cash position was R$ 13.221 billion.

i. Hypotheses of Redemption

ii. Redemption Value Method

Vale's by-laws do not authorize the application of profits or reserves to redeem or amortize shares. Additionally, on the date of this Reference Form, Vale's Management does not intend to call a Special Shareholders' Meeting for this purpose.

c. Payment Capacity in Relation to the Financial Commitments Assumed

Vale enjoys a healthy financial position, supported by strong cash generation, ample liquidity, availability of short- and long-term credit facilities, and a portfolio of debt with low risk. This position gives us the capacity to easily pay our financial commitments.

The leverage, measured by the ratio of total debt/EBITDA, decreased to 0.8x on December 31, 2011, compared to 0.9x on December 31, 2010 and 2.3x on December 31, 2009. The reduction in leverage reflects the effects of the recovery of the global economy on our financial performance.

The total debt/EV[4] ratio was equal to 18.5% on December 31, 2011, while the index of interest coverage, measured by the indicator EBITDA/payment of interest, was 30.21 times on December 31, 2011.

in R$ million	2009	2010	2011
Gross debt	42.088	43.789	46.625
Cash position *	13.221	13.469	7.458
Net debt	28.856	30.320	39.167

* Includes cash and investments up to 90 days.

[3] Includes cash and cash equivalents and investments of up to 90 days.

[4] EV, *enterprise value*, equals the sum of the company's market capitalization with the net debt.

d. Source of financing for working capital and investments in non-current assets

The sources of funds utilized by Vale were generation of operating cash, loans and financing, and issue of bonds and securities, convertible or not, launched in the capitals market.

Operating activities generated cash flows of R$ 42.062 billion in 2011, compared with R$ 35.375 billion in 2010. Operating cash flows grew significantly in recent years until 2008, driven by the growth in sales volume and by the high of prices of our products. In 2009, this cycle of growth was interrupted as a result of negative effects of the global recession on the prices and volumes of sales. In 2010, growth was resumed and the strong recovery of demand reflected positively on the price. Performance in 2011 was driven by higher prices and by the recovery of volumes sold.

Among other more relevant operations in the three-year period, the following are highlighted:

- In August 2011, Vale signed an agreement with commercial banks with the support of the Korean Trade Insurance Corporation (K-SURE), in order to finance the acquisition of five shipments of large-scale ore and two capsize ships. The total amount contracted was US$ 530 million (equal to R$ 827 million), and the funds will be disbursed according to delivery of the ships. By December 31, 2011, Vale had disbursed US$ 178 million (equal to R$ 333 million) from this line of credit.
- In January 2011, Vale signed an agreement with some commercial banks with the guarantee of the official Italian credit agency Servizi Assicurativi Del Commercio Estero S.p.A (Sace) to provide a line of credit of US$ 300 million (equivalent to R$ 500 million on the transaction date) for 10 years. The entire amount of this line of credit had been used by Vale by December 31, 2011.
- In October 2010, Vale signed an agreement with Export Development Canada (EDC), the official credit agency for exports from Canada, to finance the package of Vale's Investments Program. According to the contract, EDC provides a line of credit for up to US$ 1 billion. The amount of US$ 500 million (equivalent to R$ 855.6 million) will be available for investment operations in Canada, the remaining US$ 500 million (equivalent to R$ 855.6 million) are available for financing Vale's purchases from Canadian companies for the supply of our operations outside of Canada. At December 31, 2011, Vale had used US$ 500 million (equivalent to R$ 934 million) of this line of credit.
- In September 2010, Vale issued US$ 1.75 billion (equivalent to R$ 3 billion on the transaction date), with US$ 1 billion in bonds maturing in 2020 and a coupon rate of 4.65%, with semi-annual payments and US$ 750 million through the reopening of the 2039 bond, with yield to the investor of 6.074%. The 2039 bond is part of the US$ 1 billion bond issued in November 2009.
- In September 2010, Vale signed a contract with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 ships, with capacity of 400,000 dwt, for the total amount of up to US$ 1.229 billion (equivalent to R$ 2.119 billion on the transaction date). The financing has a total period for payment of 13 years and Vale will receive the funds over the next three years according to the ship construction schedule. At December 31, 2011, US$ 467 million had been disbursed (equivalent to R$ 873 million) from this line of credit.
- In June 2010, Vale entered into an agreement with the National Bank for Economic and Social Development – BNDES for some lines of credit totaling R$ 774 million, to finance the acquisition of certain equipment. In March 2011, Vale increased that line of credit through a new agreement with the BNDES in the amount of R$ 103 million. By December 31, 2011, R$ 615 million had been disbursed from those lines of credit.
- In June 2010, Vale signed an export pre-payment financing agreement in the amount of US$ 500 million (equivalent to R$901 million) with maturity in 10 years.
- In March 2010, Vale raised € 750 million (equivalent to R$1.7 billion) through eight-year Eurobonds at the price of 99.564% of their face value. The notes maturing in March 2018 have a coupon of 4.375% per year, paid annually.
- In November 2009, Vale made a public offering of 30-year bonds in the amount of US$ 1 billion (equivalent to R$ 1.7 billion on the date of the transaction) issued through the wholly owned subsidiary Vale Overseas, fully and unconditionally guaranteed by Vale, maturing in November 2039, and a coupon of 6.875% per year, paid semi-annually.
- In September 2009, Vale made a public offering of 10-year bonds in the amount of US$ 1 billion (equivalent to R$ 1.8 billion on the date of the transaction) issued through its wholly owned

subsidiary Vale Overseas, fully and unconditionally guaranteed by Vale, maturing in September 2019, and a coupon of 5.625% per annum, paid semi-annually.

- In July 2009, Vale issued US$ 942 million (equivalent to R$ 1.858 billion on the date of the transaction) in mandatorily convertible notes maturing in 2012 through its wholly owned subsidiary Vale Capital II. The notes are divided into two series: Vale 2012 and Vale P 2012. Both series mature in June 2012 and must be convertible by American Depositary Shares (ADS). The series Vale 2012 will be swapped by ADS in connection with common shares issued by Vale, and the series Vale P 2012 will be swapped by ADS in connection with preferred Class A shares issued by Vale. Additional remuneration will be paid by Vale to note holders, based on the net value of the dividends distributed by Vale to the ADS holders.
- In May 2008, Vale signed agreements with the Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) to finance projects that are part of the investment program for 2008-2012. Vale's projects to be financed must follow the criteria required by Japanese financial institutions. The JBIC provides funds of up to US$ 3 billion (equivalent to R$ 5.0 billion on the date of signature of the contract) and NEXI provides debt insurance on loans of up to US$ 2 billion (equivalent to R$ 3.3 billion on the date of signature of the contract). In November 2009, Vale, through its subsidiary PT International Nickel Indonesia Tbk (PTI), took out a line of credit in the amount of US$ 300 million (equivalent to R$ 525 million on the date of signature of the contract) with Japanese financial institutions, using insurance from NEXI to finance construction of the Karebbe hydroelectric plant in Indonesia, which funds were used in full by the end of 2011.
- In April 2008, Vale signed a line of credit with the BNDES in the amount of R$ 7.3 billion (equivalent to US$ 4.2 billion on the date of signature of the contract) used to finance projects that are part of Vale's investment program for 2008-2012. By December 31, 2011, Vale had used R$ 2.8 billion (equivalent to US$ 1.5 billion on December 31, 2011) of this line of credit with the BNDES.

e. Potential sources of financing used for working capital and for investments in non-current assets for coverage of liquidity deficiency

In the regular course of business, Vale's principal need for funds refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are operating cash flow and financing.

Moreover, the main sources of financing to cover liquidity deficiency are the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract – ACCs, and Advance on Delivered Exchange Instruments - ACEs).

Vale has, moreover, revolving lines of credit available that may be used at the option of the debtor. On December 31, 2011, the amount available involving lines of credit was US$ 4.1 billion (equivalent to R$ 7.660 billion) of which US$ 3.0 billion may be used by Vale, Vale Canada Ltd. (Vale Canada), and Vale International S.A. (Vale International), US$ 350 million may be used by Vale International, and the remaining balance may be used by Vale Canada. By December 31, 2011, Vale had not used any of this credit, but US$ 107 million (equal to R$ 200 million on December 31, 2011) was issued in letters of credit in favor of the subsidiary Vale Canada, and they continue to be open pursuant to the agreed-upon terms.

f. Indebtedness levels and composition of such debts

On December 31, 2011, our total debt was R$ 46.625 billion, with a tranche of R$ 2 billion guaranteed by Vale's assets, with an average maturity period of 9.8 years and an average cost of 4.8% per year in US dollars.

DEBT STRUCTURE			
In R$ million	**2009**	**2010**	**2011**
Gross debt	42,088	43,789	46,625
Tranche guaranteed by assets of Vale	4%	0%	4%
Average term of maturity (in years)	9.2	9.6	9.8
Average cost (in US dollars)	5.3%	4.9%	4.8%

Since July 2005, Vale has been considered investment grade. Vale currently has the following credit risk ratings: A- (Standard & Poor's), Baa2 (Moody's), BBB high (Dominion Bond Ratings) and BBB+ (Fitch).

i. Relevant loan and financing contracts

Short-term debt consists principally of financing for exports (trade financing) and imports expressed in US dollars, with financial institutions. On December 31, 2011, the short-term debt was R$ 660 million, compared with R$ 1.144 billion and R$ 646 million in 2010 and 2009, respectively.

The most important categories of the long-term debt are presented below. The values presented include the short-term portion of the long-term debt and exclude the accumulated costs.

Loans and financing expressed in US dollars (R$ 7.7 billion, R$ 10.7 billion, and R$14.5 billion on December 31, 2011, 2010 and 2009, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations. The main credit facility is a prepayment for exports linked to future exports, originally in the amount of US$ 6.0 billion (equivalent to R$ 10.4 billion), raised as part of the refinancing of the debt for the acquisition of Inco, now Vale Canada. On December 31, 2011, the outstanding balance was US$ 650 million (equivalent to R$ 1.2 billion)

Fixed income instruments expressed in US dollars (R$ 19.6 billion, R$ 17.1 billion, and R$ 12.9 billion on December 31, 2011, 2010 and 2009, respectively). Vale issued several debt securities in the capital market through its wholly owned subsidiary Vale Overseas in the total amount of US$ 9.2 billion (equivalent to R$ 17.2 billion). The subsidiary Vale Canada issued debt securities in the amount of US$ 1.1 billion (equivalent to R$ 2 billion).

Fixed income instruments in euros (R$ 1.8 billion and R$ 1.7 billion on December 31, 2011 and 2010, respectively). Vale issued debt securities in the capital market in the total amount of 750 million euros (equivalent to R$ 1.7 billion).

Instruments expressed in US dollars guaranteed by receivables from future exports (R$ 0.3 billion on December 31, 2009). In December 2009, we had a securitization program originally in the amount of US$ 400 million based on existing and future accounts receivable related to export of iron ore and pellets to customers in Europe, Asia and the USA. On January 15, 2010, Vale paid down the remaining balance of the securitization program in advance.

Non-convertible debentures expressed in reais (R$ 5.0 billion, R$ 4.7 billion and R$ 6.0 billion and R$ 6.0 billion on December 31, 2011, 2010 and 2009, respectively). In November 2006, we issued non-convertible debentures in the amount of approximately US$ 3.2 billion (equivalent to R$ 5.5 billion), in two series, maturing in four and seven years. The first series of US$ 862 million (equivalent to R$ 1.5 billion), expired in 2010, with interest of 101.75% on the accumulated variation of the interest rate of the CDI (interbank deposit certificate). The second series of US$ 2.3 billion (equivalent to R$ 4.0 billion), maturing in 2013, has interest that varies from the CDI plus 0.25% per year.

ii. Other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices.

Other debts totaled R$ 11.8 billion, R$ 7.8 billion and R$ 7.2 billion on December 31, 2011, 2010 and 2009, respectively. We have several loans contracted in Brazil, especially with the BNDES and some Brazilian private banks, in addition to loans and financing in other currencies.

iii. Degree of subordination among debts

There is no degree of contractual subordination among our unsecured debts. Debts that are secured through collateral have the privileges and prerogatives granted by the law.

iv. **Any restrictions that might be imposed on the issuer in particular, in relation to limits of indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issue of new securities and the transfer of corporate control**

Some long-term financial instruments contain obligations related to financial indicators. The main indicators are debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), and interest coverage. Vale is in conformity with the levels required for the indicators. We believe that the current clauses will not significantly restrict the capacity to contract new debts to meet capital needs. Additionally, no clause directly restricts our ability to distribute dividends or interest on own equity.

g. Limits of use of financing already contracted

Certain financing contracts signed by Vale establish restrictions in connection with the use of funds. The following is a description of the relevant financing contracts:

Date	Counterparty	Allocation	Value	Disbursement of funds
8/04/2011	Banco Bilbao Viscaya, Banco Santander, BNP Paribas, Citibank Europe, Credit Agricole, HSBC, Natixis, and Societé Generale	Credit to be used to finance the acquisition of ships with the Korean shipbuilders Daewoo and Sungdong	R$ 827.12 million	The credit is provided in tranches according to the ship delivery schedule
11/23/2010	BNDES	Supplementation of funds related to implementation of the Estreito Hydroelectric Plant	R$ 208.03 million	The credit is provided in tranches according to the project schedule
10/27/2010	BNDES	Credit allocated to financing of equipment and expansion of production capacity	R$ 246.6 million	The credit is provided in tranches according to the project schedule
9/09/2010	Exim Bank of China Limited	Credit allocated to financing for the acquisition of ships from the shipbuilder Rongsheng	R$ 2.119 billion	The credit is provided in tranches according to the schedule of payments contemplated in the construction contract
6/30/2010	Banco do Brasil[5]	Credit allocated to financing equipment	R$ 57.2 million	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$ 16.8 million	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$ 59.8 million	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$ 17.8 million	The credit is provided in tranches according to the project schedule
6/30/2010	Banco Santander and Banco Bradesco	Credit allocated to financing equipment	R$ 135.1 million	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$ 175.8 million	The credit is provided in tranches according to the project schedule
6/29/2010	BNDES	Credit allocated to financing equipment	R$ 135.1 million	The credit is provided in tranches according to the project schedule
6/29/2010	BNDES	Credit allocated to financing	R$ 175.8 million	The credit is provided in

[5] This contract, originally with Banco Votorantim, was transferred to Banco do Brasil in October 2011.

		equipment		tranches according to the project schedule
4/01/2008	BNDES	Credit allocated to investments made in Brazil	R$ 7.3 billion	The credit is provided in tranches according to the project schedule
3/11/2008	BNDES	Credit allocated to construction of the Estreito Hydroelectric Plant, its transmission lines and several social investments	R$ 808.4 million	The credit is provided in tranches according to the project schedule

h. Significant alterations in each item of the financial statements

Analysis of Operating Results, 2011 vs. 2010

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2010 and December 31, 2011:

			On December 31 (in R$ billion)
Income Statement	**2010**	**Variation (%)**	**2011**
Net Operating Revenues	**83.225**	24.0%	**103.195**
Cost of products and services	(33.756)	19.9%	(40.489)
Administrative and sales expenses	(3.201)	31.6%	(4.211)
Research and development	(1.567)	82.6%	(2.862)
Gain in the realization of assets available for sale	-	-	2.492
Other expenses	(4.211)	18.4%	(4.986)
Operating Revenues	**40.490**	31.2%	**53.139**
Result of corporate participations	(48)	6.3%	(51)
Net financial result	(2.763)	139.7%	(6.623)
Income before income tax and social contribution	**37.679**	23.3%	**46.465**
Income tax and social contribution	(7.035)	28.9%	(9.065)
Discontinued Operations	(222)	-	-
Income (loss) of non-controlling shareholders	(352)	217.6%	414
Net Income	**30.070**	25.8%	**37.814**

Year ended December 31, 2010, compared to the year ended December 31, 2011

Revenues

Net operating revenues were R$ 103.195 billion in 2011, compared with R$ 83.225 billion in 2010, an increase of 24.0% over 2010.

In 2011, the increase in revenues was basically due to the higher volume sold, which contributed to the increased revenues with R$ 17.981 billion.

Iron ore

Revenues from sales of iron ore rose 26.9%, from R$ 45.419 billion in 2010 to R$ 57.645 billion in 2011, due to the 25.1% increase in the average sale price, and 1.6% in the volumes sold.

Pellets

Revenues from pellet sales increased 19.7%, from R$ 14.227 billion in 2010, to R$ 17.031 billion in 2011, due to the 14.4% variation in the average sale price for pellets and to the 4.9% increase in volumes sold.

Manganese ore

Revenues from manganese sales decreased 31.4%, from R$ 458 million in 2010 to R$ 283 million in 2011, due to the 31.5% drop in prices and the 7.8% fall in volumes sold, which was a function of the excess global stock. This was partially offset by the product mix.

Iron alloys

Revenues from sales of iron alloys decreased 14.9%, from R$ 1.091 billion in 2010 to R$ 928 million in 2011, due to the 3.7% reduction in volumes sold, and 11.3% in the average price, reflecting market conditions.

Nickel and other products

There was a 65.3% increase in revenues from sales of these products, from R$ 8.204 billion in 2010, to R$ 13.563 billion in 2011, mainly due to the following:

- Revenues from nickel sales increased by 42.6%, from R$ 6.698 billion in 2010 to R$ 9.552 billion in 2011, mainly due to the higher volume of nickel sales (45.7%), as a function of the return following the temporary paralysis of operations of Sudbury and Voisey's Bay; and

- Revenues from copper sales increased 134.9%, from R$ 1.156 billion in 2010, to R$ 2.715 billion in 2011, mainly due to the growth of 140.2% in volumes sold, as a function of the return to normality of our operations, previously mentioned, which was partly offset by the 4.72% drop in the average sale price.

Copper concentrate

Revenues from sales of copper concentrate increased 3.1%, from R$ 1.638 billion in 2010, to R$ 1.688 billion in 2011, due to the 12.3% increase in the average sale price, offset in part by the drop in volume sold.

Potash

Revenues from potash sales decreased 2.0%, from R$ 492 million in 2010, to R$ 482 million in 2011, due to the 16.7% drop in volumes sold, which was partly offset by the 17.1% increase in the average sale price.

Phosphate

Revenues from phosphate sales increased 91.7%, from R$ 2.085 billion in 2010, to R$ 3.996 billion in 2011, reflecting the acquisition of Vale Fosfatados (previously Bunge Participações e Investimentos S.A.) and of Vale Fertilizantes (previously Fertilizantes Fosfatados S.A. – Fosfertil).

Nitrogen

Sales revenues from nitrogen increased 120.4%, from R$ 593 million in 2010, to R$ 1.307 billion in 2011, reflecting the acquisition of Vale Fosfatados and Vale Fertilizantes. The phosphate and nitrogen products were included in the accounting records for the first complete year after the acquisition in 2010. The numbers reported in 2010 reflect the financial result in the period from May to December 2010.

Logistics services

Revenues from logistics services increased 12.3%, from R$ 3.236 billion in 2010, to R$ 3.633 billion in 2011, mainly due to the increase in the rate charged to clients for transporting cargo.

Other products and services

Revenues from other products and services increased 18.0%, from R$ 1.795 billion in 2010 to R$ 2.118 billion in 2011. This occurred mainly because of the higher revenues from steel products.

Costs of Products and Services

Costs related to services and goods sold by Vale are detailed below:

Comments on Cost by Type of Product

The total cost of products and services totaled R$ 40.489 billion in 2011, compared with R$ 33.756 billion in 2010, an increase of 19.9%. The impact was mainly due to: (a) higher volumes sold; (b) return of basic metals operations in Canada; (c) consolidation of fertilizer assets (included in the results for the first complete year); and (d) the costs referring to the operations of Onça Puma.

- Outsourced services. The cost of outsourced services increased 47.9% in 2011, from R$ 4.640 billion in 2010, to R$ 6.681 billion in 2011, reflecting in part the entry into operation of Onça Puma.

- Materials costs. Materials costs increased by 26.1% in 2011, from R$ 6.071 billion in 2010, to R$ 7.653 billion in 2011.

- Costs of energy and fuels. Energy costs decreased 5.9% in 2011, from R$ 5.858 billion in 2010 to R$ 5.514 billion in 2011.

- Personnel costs. Personnel costs increased 42.5%, from R$ 3.922 billion in 2010, to R$ 5.587 billion in 2011, reflecting the return of activities at Sudbury and Voisey's Bay, and the 8.6% adjustment of salaries paid in Brazil.

- Acquisition of products. The cost of products purchased from third parties increased 54.7%, from R$ 1.908 billion in 2010, to R$ 2.951 billion in 2011, mainly due to the increase in the price of pellets.

- Depreciation and depletion. The cost of depreciation and depletion increased 27.2%, from R$ 4.916 billion in 2010, to R$ 6.251 billion in 2011, mainly reflecting the acquisition of fertilizer assets.

- Other costs. Other costs fell 11.9%, from R$ 6.440 billion in 2010 to R$ 5.672 billion in 2011.

Sales and administrative expenses

Sales and administrative expenses increased 31.6%, rising from R$ 3.201 billion in 2010 to R$ 4.211 billion in 2011. The increase is due to consolidation of the fertilizer assets, operations at Onça Puma, and the 8.6% increase in salaries due to the collective bargaining agreement of our Brazilian employees.

Research and development expenses

Research and development expenses grew 82.6% over 2010, rising from R$ 1.567 billion in 2010 to R$ 2.862 billion in 2011. The increased research occurred mainly due to the segments of bulk materials and basic metals.

Other operating costs and expenses

Other operating expenses increased from R$ 4.211 billion in 2010, to R$ 4.986 billion in 2011, an 18.4% increase, due to the provision for contingencies and pre-operating expenses of VNC, Onça Puma, Moatize and Rio Colorado.

Result from sale of assets

In 2010 we did not have results from asset sales, and in 2011, we had revenues of R$ 2.492 billion due to the sale of aluminum assets.

Result from Corporate Participations

The result from corporate participations in non-controlled companies dropped 6.3%, increasing expenses from R$ 48 million in 2010 to R$ 51 million in 2011.

Net Financial result

The financial result varied 139.7%, expenses increased from R$ 2.763 billion in 2010, to R$ 6.623 billion in 2011. The main factor contributing to the negative result was the increase in the monetary and exchange rate variations recorded in 2011 on our loans.

Income Taxes and Social Security Contributions

In 2011, we recorded a tax expense on net income of R$ 9.065 billion, compared to R$ 7.035 billion in 2010, basically due to the higher tax base.

Net income

The 25.8% increase in net income, from R$ 30.070 billion in 2010 to R$ 37.814 billion in 2011, was mainly due to the factors explained above.

Analysis of equity accounts
In R$ millions

Assets	2010	Variation %	2011
Current Assets			
Cash and cash equivalents	13,469	(44.6)	7,458
Short-term investments	2,987	96.1	115
Derivatives at fair price	87	1,190.0	1,122
Accounts Receivable	13,962	16.3	16,236
Related parties	90	(23.3)	69
Inventory	7,592	36.3	10,351
Taxes to be refunded	2,796	54.4	4,317
Advances to suppliers	318	130.5	733
Others	1,091	55.2	1,694
	42,392	(0.7)	42,095
Non-current assets held for sale	11,876		
	54,268	(22.4)	42,095
Non-current			
Related Parties	8	11,200.00	904
Loans and financing	274	45.6	399
Advanced expenses	254	99.2	506
Legal deposits	3,062	(4.6)	2,920
Income tax and social sec. payments deferred	2,440	51.3	3,692
Taxes to be refunded	612	101.5	1,233
Derivatives at fair price	502	(77.7)	112
Deposit for incentives and reinvestment	239	79.5	429
Others	697	3.0	718
	8,088	34.9	10,913
Investments	3,945	176.7	10,917
Intangibles	18,274	8.1	19,752
Fixed Assets	130,087	21.5	158,105
	160,394	24.5	199,687
Total Assets	214,662	12.7	241,782

Liabilities and shareholders' equity	2010	Variation %	2011
Current liabilities			
Accounts Payable to suppliers and contractors	5,804	57.8	9,157
Salaries and employment taxes	1,966	28.5	2,527
Derivatives at fair price	92	50.0	138
Portion of long-term current loans	4,866	(34.0)	
Loans and financing	1,144	(42.3)	660
Related Parties	24	33.3	32
Taxes, contributions and royalties	455	117.4	989
Income tax provision	1,310	(20)	1,048
Pension and retirement benefits	311	1.6	316
Provision for asset retirement	128	6.3	136
Dividends and interest on own capital	8,104	(72.8)	2,207
Others	1,840	(2.0)	1,803
	26,044	(14.7)	22,225
Liabilities related to non-current assets held for sale	5,340		
	31,384	(29.2)	22,225
Non-current liabilities			
Derivatives at fair price	103	1,102.9	1,239
Loans and financing	37,779	13.2	42,753
Related Parties	3	7,566.7	230
Pension and retirement benefits	3,224	(11.7)	2,846
Contingency Provisions	3,712	(7.4)	3,438
Income tax and social sec, deferred payments	12,947	(16.8)	10,773
Provision for asset retirement	2,463	40.8	3,468
Participation Debentures	2,140	16.6	2,496
Non-controlling shareholders' redeemable share	1,186	(20.5)	943
Others	3,395	37.8	4,680
	66,952	8.8	72,866
Shareholders' Equity			
Class A preferred shares - 7,200,000,000 authorized shares with no nominal value and 2,108,579,618 (2010 – 2,108,579,618) issued	19,650	50.0	29,475
Common shares – 3,600,000,000 authorized shares, no nominal value and 3,256,724,482 (2009 – 3,256,724,482) issued	30,350	50.0	45,525
Mandatorily convertible securities into common shares	445	(19.1)	360
Mandatorily convertible securities into preferred shares	996	(20.1)	796
Treasury shares – 181,099,814 preferred shares (2010 – 99,649,571) and 86,911,207 common shares (2010 – 47,137,394)	(4,826)	105.5	(9,917)
Operating results with non-controlling shareholders	685	(110.4)	(71)
Result from share conversion/issuance	1,867	-	-
Equity valuation adjustment	(25)	980.0	220
Accumulated conversion adjustment	(9,512)	(89.3)	(1,017)
Profit reserves	72,487	7.8	78,105
Accumulated profits	-		-
Total controlling shareholders' equity	112,117	28.0	143,476
Non-controlling shareholders' interest	4,209	(23.6)	3,215
Total equity	116,326	26.1	146,691
Total liabilities and equity	214,662	12.6	241,782

Position on December 31, 2010 compared with the position on December 31, 2011

Vale has assets and debts referenced to different currencies, the main ones being the *real*, the US dollar and the Canadian dollar. On December 31, 2011, we had 57% of our assets related to Brazilian *reais*, 8% to US dollars, 29% to Canadian dollars and 6% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the *real* by 12.6% against the US dollar.

Current Assets

Cash and cash equivalents.

The 44.6% reduction, dropping from R$ 13.469 billion on December 31, 2010 to R$ 7.458 billion on December 31, 2011, occurred as a function of: (a) dividend distribution and the share repurchase program; (b) disbursement to pay the social contribution on net income (CSLL); and (c) acquisition of 100% of Vale Fertilizantes.

Short-term investments.

Short-term investments dropped 96.1%, falling from R$ 2.987 billion on December 31, 2010, to R$ 115 million on December 31, 2011, again reflecting the items mentioned above.

Derivatives at fair value

The increase in derivatives at fair value of 1,190.0%, rising from R$ 87 million on December 31, 2010 to R$ 1.112 billion on December 31, 2011, essentially refers to the drop in the CDI, which is the index for most of our swaps that protect the debt flow in *reais*.

Accounts receivable from customers.

The increase of 16.3%, rising from R$ 13.962 billion on December 31, 2010, to R$ 16.236 billion on December 31, 2011, refers mainly to the increase in sales over 2010.

Inventories

The 36.3% increase in inventories, rising from R$ 7.592 billion on December 31, 2010 to R$ 10.351 billion on December 31, 2011, refers mainly to the significant increase in production, including new operations.

Taxes to recover or offset

The 54.4% increase in taxes to recover or to offset, rising from R$ 2.796 billion to R$ 4.317 billion, refers to the revision of the PIS/COFINS calculation, by virtue of a change in the legislation.

Non-current assets held for sale

In 2010, asset sales totaled R$ 11.876 billion, referring to sales of aluminum and kaolin assets. There was no execution in 2011.

Non-current assets

Related Parties

The increase of R$ 8 million in this item at December 31, 2010, to R$ 904 billion on December 31, 2011, basically refers to inclusion of the company Norsk Hydro ASA (to which we transferred our aluminum assets and we received a shareholder stake) as a related party.

Deferred income tax and social contribution

The increase in the deferred income tax and social contribution of 51.3%, rising from R$ 2.440 billion to R$ 3.692 billion, was due to the exchange rate variation on the added value linked to the investment in the nickel area.

Taxes to recover or offset

The increase in taxes to recover or offset of 101.5%, which rose from R$ 612 million to R$ 1.233 billion, refers to the ICMS on operations that were stopped for part of 2010.

Derivatives at fair price

The 77.7% reduction in derivatives at fair price, which dropped from R$ 502 million on December 31, 2010 to R$ 112 million on December 31, 2011, basically refers to the mark to market of derivative swap operations denominated in *reais*, due to depreciation of the *real* against the US dollar.

Investments

The 176.7% increase in investments, from R$ 3.945 billion on December 31, 2010 to R$ 10.917 billion on December 31, 2011, mainly reflects the consolidation of Norsk Hydro.

Fixed assets

The 21.5% increase in fixed assets, rising from R$ 130.087 billion on December 31, 2010 to R$ 158.105 billion on December 31, 2011, occurred due to projects in the iron ore, nickel and logistics segments.

Current liabilities

Accounts payable to suppliers and contractors

The 57.8% increase in accounts payable to suppliers and contractors, rising from R$ 5.804 billion on December 31, 2010, to R$ 9.157 billion on December 31, 2011, was basically due to the increase in Vale's projects.

Portion of liabilities of long-term loans

The 34.0% reduction in the portion liabilities of long-term loans, dropping from R$ 4.866 billion on December 31, 2010, to R$ 3.212 billion on December 31, 2011, was due to maturities during the year.

Derivatives at fair value

The increase in derivatives at fair value was 50%, rising from R$ 92 million on December 31, 2010, to R$ 138 million on December 31, 2011, basically due to the appreciation of the dollar against the *real*, which is the index for the majority of our swaps that protect the flow of debt.

Dividends and interest on own capital

Proposed dividends and interest on own capital decreased 72.8%, falling from R$ 8.104 billion in 2010, to R$ 2.207 billion in 2011, due to advances for the year 2011 made in August and October of that year. The balance of R$ 2.207 billion remained for payment of the dividends proposed by Vale in 2012.

Liabilities related to non-current assets held for sale

Liabilities related to non-current assets held for sale were R$ 5.340 billion in 2010, due to the payment of commitments linked to assets made available for sale of the assets in the aluminum segment and the kaolin companies. There was no execution in 2011.

Non-current liabilities

Loans and financing

The increase in loans and financing was 13.2%, rising from R$ 37.779 billion on December 31, 2010, to R$ 42.753 billion on December 31, 2011, reflecting the exchange rate variation on the debt.
Derivatives at fair value

The increase in derivatives at fair value was 1,102.9%, from R$ 103 million on December 31, 2010, to R$ 1,239 million on December 31, 2011, basically due to the appreciation of the dollar against the *real*, which is the index for the majority of our swaps that protect the flow of debt.

Provisions for contingencies

Provisions for contingencies fell 7.4%, from R$ 3.712 billion on December 31, 2010, to R$ 3.438 billion on December 31, 2011, due to the payment of contingencies.

Deferred Income tax and social security contribution

In 2011, the deferred income tax and social contribution fell 16.8%, from R$ 12.947 billion in 2010, to R$ 10.773 billion, due to payment of the CSLL.

Provision with obligations for asset retirement

The increase of 40.8%, from R$ 2.463 billion on December 31, 2010 to R$ 3.468 billion on December 31, 2011, was due to the annual review of the estimates.

Shareholder Debentures

The 16.6% increase of shareholder debentures, from R$ 2.140 billion on December 31, 2010 to R$ 2.496 billion on December 31, 2011, refers to mark to market.

Shareholders' Equity of Controlling Shareholders

The shareholders' equity of the controlling shareholders increased by 28.0%, rising from R$ 112.117 billion on December 31, 2010, to R$ 143.476 billion on December 31, 2011. The increase in the profit reserves came from withholdings on net income.

Analysis of the Operating Results 2009 x 2010

The following table shows the values related to the consolidated income statements for the years ended December 31, 2009 and December 31, 2010:

			On December 31 (in R$ billions)
Income Statement	**2009**	**Variation %**	**2010**
Net Operating Revenues	**48.496**	71.6%	**83.225**
Cost of products and services	(27.750)	21.6%	(33.756)
Administrative expenses and sales	(2.347)	36.4%	(3.201)
Research and development	(1.964)	(20.2%	(1.567)
Reduction in recoverable value of intangible assets	-	-	-
Other expenses	(3.262)	29.1%	(4.211)
Operating Revenues	**13.173**	207.4%	**40.490**
Result from corporate participations	99	(148.5%)	(48)
Amortization of goodwill	-	-	-
Net financial result	2.094	(231.9%)	(2.763)
Gain (loss) on realization of assets	93	-	-
Income before income tax and social contribution	**15.459**	143.7%	**37.679**
Income tax and social contribution	(4.954)	42.0%	(7.035)
Discontinued operations			(222)
Income (loss) for non-controlling shareholders	(168)	109.5%	(352)
Net Income	**10.337**	190.9%	**30.070**

Year ended on December 31, 2009, compared to the year ended on December 31, 2010

Revenues

Net operating revenues were R$ 83.225 billion in 2010, compared with R$ 48.496 billion in 2009, growth of 71.6% over 2009.

In 2010, the increase in the revenues was due basically to the higher volume sold, and to the increase in the prices of the main products sold by Vale, which contributed to an increase in the revenues of R$ 7.366 billion and R$ 28.167 billion, respectively, before 2009.

The higher revenues were determined principally by the higher iron ore prices, R$ 17.953 billion, pellets at R$ 6.880 billion, and by the purchase of fertilizer assets, which contributed with revenues of R$ 2.419 billion.

Iron ore

Revenues from sales of iron ore rose 80% from R$ 25.234 billion in 2009 to R$ 45.419 billion in 2010, due to the 71.1% increase in the average sale price, and 8.8% in the volumes sold. The increase in prices reflects the strong demand.

Pellets

Revenues from pellet sales increased 266.0%, from R$ 3.887 billion in 2009, to R$ 14.227 billion in 2010, due to the 177.8% variation in the average sell price for pellets and to the 89.3% increase in volumes sold. Higher prices are explained by the strong demand, which is widely reflected by the same pricing methodology applied to iron ore, which also influences the volumes, through higher use of plants.

Manganese ore

Revenues from manganese sales increased 66.5%, from R$ 275 million in 2009 to R$ 458 million in 2010, due to the 53.1% rise in prices as a consequence of the impact of global conditions, and to the 13.5% increase in volumes sold as a function of recovery in demand.

Iron alloys

Revenues from sales of iron alloys increased 57.4%, from R$ 693 million in 2009 to R$ 1.091 billion in 2010, due to the 58.5% increase in volumes sold due to the resurgence of the steel industry. The average price of alloys remained stable due to the variation in the mix of alloys sold.

Nickel and other products

There was a 4.3% increase in revenues from sales of these products, from R$ 7.868 billion in 2009, to R$ 8.204 billion in 2010, mainly due to the following:

- Revenues from nickel sales increased by 3.7%, from R$ 6.457 billion in 2009 to R$ 6.698 billion in 2010, mainly due to the 26.4% increase in the average price of nickel. The sales volume of nickel fell 22.8% as a function of the temporary paralysis of operations of Sudbury and Voisey's Bay, as a result of strikes that started in the second half of 2009; and

- Revenues from copper sales increased 28%, from R$ 903 million in 2009, to R$ 1.156 billion in 2010, mainly due to the growth of 33.8% in the average price, which was partly offset by the 5.7% drop in volumes sold due to the strikes described previously.

Copper concentrate

Revenues from sales of copper concentrate increased 23.3%, from R$ 1.329 billion in 2009, to R$ 1.638 billion in 2010, due to the 25.8% increase in the average sale price.

Aluminum

Revenues from sales of aluminum products increased 10.6%, from R$ 4.217 billion in 2009, to R$ 4.663 billion in 2010, mainly as a function of the variation in the LME price.

Potash

Revenues from potash sales fell 39.3%, from R$ 810 million in 2009, to R$ 492 million in 2010, due to the 13.9% drop in volumes sold, which was explained by the recovery in internal inventory, and by the 25.3% drop in the average price.

Phosphate

Revenues from phosphate sales are attributed to the acquisition of Vale Fosfatados and Vale Fertilizantes. The revenues from sales in 2010 were R$ 2.085 billion.

Nitrogen

Sales revenues are attributed to the acquisition of Vale Fosfatados and Vale Fertilizantes. Revenues from sales in 2010 were R$ 593 million.

Logistics services

Revenues from logistics services increased 14%, from R$ 2.838 billion in 2009, to R$ 3.236 billion in 2010, mainly due to the increase in the mix of products transported.

Other products and services

Revenues from other products and services increased from R$ 1.537 billion in 2009 to R$ 1.795 billion in 2010. This occurred mainly because of the higher revenues from steel products.

Costs of Products and Services

Costs related to services and goods sold by Vale are detailed below:

Comments on Cost by Type of Product

The total cost of products and services totaled R$ 33.756 billion in 2010, compared with R$ 22.750 billion in 2009, an increase of 21.6%, due to the higher volumes sold. This increase was mainly a consequence of a variation in the following items:

• Outsourced services. The cost of outsourced services increased 8.6% in 2010, from R$ 4.277 billion in 2009, to R$ 4.640 billion in 2010, due to the higher sales volume.

• Materials costs. Materials costs increased by 2.2% in 2010, from R$ 5.943 billion in 2009, to R$ 6.071 billion in 2010, reflecting the increase in demand. In 2009, anticipated maintenance was performed, reflecting the higher consumption of materials during the period.

• Costs of energy and fuels. Energy costs increased 29.1% in 2010, from R$ 4.539 billion in 2009 to R$ 5.858 billion in 2010, reflecting higher volumes sold and higher prices.

• Personnel costs. Personnel costs decreased 3.9%, from R$ 4.076 billion in 2009, to R$ 3.922 billion in 2010, reflecting the temporary stoppage that occurred in the basic metals operations in Canada, reflected in the reduction of volumes sold, and offset in part by the 7% adjustment in salaries paid in Brazil.

• Acquisition of products. The cost of products purchased from third parties increased 56.6%, from R$ 1.218 billion in 2009, to R$ 1.908 billion in 2010, mainly due to the increase in the volume of pellets sold.

• Depreciation and depletion. The cost of depreciation and depletion increased 5.9%, from R$ 4.642 billion in 2009, to R$ 4.916 billion in 2010, mainly reflecting the acquisition of fertilizer assets.

• Other costs. Other costs increased 110.8% in 2010, from R$ 3.055 billion in 2009 to R$ 6.440 billion in 2010, mainly due to allocation of fertilizer costs to this line – Vale Fosfatados and Vale Fertilizantes.

Sales and administrative expenses

Sales and administrative expenses increased 36.3%, rising from R$ 2.347 billion in 2009 to R$ 3.201 billion in 2010. The increase is due to higher expenses for services, advertising and personnel, reflecting our efforts to drive the marketing of products.

Research and development expenses

Research and development expenses decreased 20.2% in 2010, from R$ 1.964 billion in 2009 to R$ 1.567 billion in 2010. The reduction in research with gas and energy was due to verification of the economic viability of some of those projects.

Other operating costs and expenses

Other operating expenses increased from R$ 3.262 billion in 2009, to R$ 4.211 billion in 2010, a 29.1% increase, due to the provision for losses with materials, higher distribution of variable remuneration (participation in the result) and reassessment of mining rights.

Result from Corporate Participations

The result from corporate participations in non-controlled companies was 148.5% lower in 2010, going from revenues of R$ 99 million in 2009 to an expense of R$ 48 million. The reduction was due to losses with the entry into operation of Companhia Siderúrgica Atlântico.

Net Financial result

The financial result varied 231.9%, from a revenue of R$ 2.094 billion in 2009, to an expense of R$ 2.763 billion in 2010. The main factors contributing to the negative result were the lower monetary variation and the positive exchange rate variation recorded in 2009, the mark to market of participative debentures, and expenses with the IOF due to the redemption of securities convertible into shares.

Gain (loss) on realization of assets

The gain (loss) on realization of assets was R$ 93 billion in 2009, mainly due to the sale of our remaining stake in Usiminas, with a gain of R$ 288 million, which was partially offset by a loss in Valesul of R$ 147 million in 2009. In 2010, no gains/losses were recorded.

Income Taxes and Social Security Contributions

In 2010, we recorded a tax expense on net income of R$ 7.035 billion, compared to R$ 4.954 billion in 2009, basically due to the higher tax base.

Net income

The 190.9% increase in net income, from R$ 10.337 billion in 2009 to R$ 30.070 billion in 2010, was mainly due to the factors explained above.

Analysis of equity accounts
In R$ billions

	2009	Variation %	2010
Assets			
Current Assets			
Cash and cash equivalents	13,221	1.9	13.469
Short-term investments	6,525	54.2	2,987
Derivatives at fair price	183	52.5	87
Financial assets available for sale	28	25.0	21
Accounts Receivable	5,643	147.4	13,962
Related parties	4	2,150.00	90
Inventory	5,913	28.4	7,592
Taxes to recover or offset	2,685	4.1	2,796
Advances to suppliers	872	63.5	318
Others	1,719	37.8	1,070
	36,793	15.2	42,392
Non-current assets held for sale	36,793	47.5	54,268

Non-current assets			
Related Parties	64	87.5	8
Loans and financing	286	4.2	274
Advanced expenses	295	13.9	254
Legal deposits	3,109	(1.5)	3,062
Advances to energy providers	(889)	-	-
Income tax and social sec. payments deferred	2,760	11.6	2,440
Taxes to recover or offset	1,540	60.3	612
Derivatives at fair price	1,506	66.7	502
Others	546	71.4	936
	10,995	26.4	8,088
Investments	4,562	13.5	3,945
Intangibles	16,440	11.2	18,274
Fixed Assets	108,948	19.4	130,087
	140,945	13.8	160,394
Total Assets	177,738	20.8	214,662

Liabilities and shareholders' equity	2009	AV	2010
Current liabilities			
Accounts Payable to suppliers and contractors	3,849	50.8	5,804
Salaries and employment taxes	1,556	26.3	1,966
Derivatives at fair price	264	65.2	92
Portion of long-term current loans	5,310	8.4	4,866
Loans and financing	646	77.1	1,144
Related Parties	33	27.3	24
Taxes, contributions and royalties	256	72.7	442
Income tax provision	366	257.9	1,310
Pension and retirement benefits	292	6.5	311
Sub-concession Ferrovia Norte Sul	496	76.4	117
Provision for asset retirement	157	18.5	128
Dividends and interest on own capital	2,907	178.8	8,104
Others	1,338	29.7	1,736
	17,470	49.7	26,044
Liabilities related to non-current assets held for sale	-	-	-
	17,470	79.6	31,384
Non-current liabilities			
Derivatives at fair price	40	157.5	103
Loans and financing	36,132	4.6	37,779
Related Parties	103	97.1	3
Pension and retirement benefits	3,101	4.0	3,224
Contingency Provisions	4,202	11.7	3,712
Deferred income tax and social security	9,307	39.1	12,947
Provision for asset retirement	1,930	27.6	2,463
Participation Debentures	1,306	63.9	2,140
Non-controlling shareholders' redeemable share	1,273	6.8	1,186
Others	2,581	31.6	3,396
	59,975	11.6	66,953
Shareholders' Equity			
Class A preferred shares - 7,200,000,000 authorized shares with no nominal value and 2,108,579,618 (2009 – 2,108,579,618) issued	18,469	6.4	19,650
Common shares – 3,600,000,000 authorized			

shares, no nominal value and 3,256,724,482 (2009 – 3,256,724,482) issued	28,965	4.8	30,350
Mandatorily convertible securities into common shares	2,584	82.8	445
Mandatorily convertible securities into preferred shares	2,003	50.3	996
Treasury shares – 99,649,571 preferred shares (2009 – 77,581,904) and 47,375,394 common shares (2009 – 74,997,899)	2,470	95.4	4,826
Operating results with non-controlling shareholders	-	-	(685)
Result from share conversion/issuance	161	1,259.60	1,867
Equity valuation adjustment	21	19	25
Accumulated conversion adjustment	8,886	7	9,512
Profit reserves	49,272	47.1	72,486
Accumulated profits	(6,003)	-	-
Total controlling shareholders' equity	95,758	17.1	112,116
Non-controlling shareholders' interest	4,535	7.2	4,209
Total shareholders' equity	100,293	15.9	116,325
Total liabilities and shareholders' equity	177,738	20.8	214,662

Position on December 31, 2009 compared with the position on December 31, 2010

Vale has assets and debts referenced to different currencies, the main ones being the *real*, the US dollar and the Canadian dollar. On December 31, 2010, we had 57% of our assets related to Brazilian *reais*, 25% to Canadian dollars, 14% to US dollars and 4% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates, especially the US dollar, impact the financial statements, which in 2009 devalued by 4.3% against the *real*.

Current Assets

Cash and cash equivalents.

There was a 1.9% increase in the cash and cash equivalents position, which rose from R$ 13.221 billion on December 31, 2009, to R$ 13.469 billion on December 31, 2010. Although Vale has raised financing during 2010 in the amount of R$ 4.771 billion, there were significant disbursements to pay down loans, including debentures maturing in 2010, and also investments in assets, as well as the acquisition of companies.

Short-term investments.

Short-term investments were R$ 2.987 billion on December 31, 2010, showing a 54.2% reduction, compared with R$ 6.525 billion on December 31, 2009, mainly due to the investments' maturity dates.

Accounts receivable from customers.

On December 31, 2010, accounts receivable from customers totaled R$ 13.962 billion, an increase of 147.4% over the R$ 5.643 billion reported on December 31, 2009, mainly due to the increased prices for products and an increase in the sales volume.

Inventories

The 28.4% increase in inventories, rising from R$ 5.913 billion on December 31, 2009 to R$ 7.592 billion on December 31, 2010, was related in large part to the start of operations of the project in Nova Caledônia.

Non-current assets held for sale

The amount of R$ 11.876 billion in 2010 pertained to assets in the aluminum and kaolin segments. There was no execution in 2009.

Non-current assets

Advances to energy providers

The amount of R$ 889 million in 2009 was not linked to the availability of aluminum assets for sale. There was no execution in 2010.

Derivatives at fair price

The reduction in derivatives at fair value was 66.7%, which dropped from R$ 1.506 billion on December 31, 2009 to R$ 502 million on December 31, 2010, basically referring to the mark to market of derivative swap transactions denominated in *reais*, floating, due to the variation of the dollar.

Investments

Investments at December 31, 2010 were R$ 3.945 billion, a 13.5% decrease in relation to R$ 4.562 billion on December 31, 2009, mainly due to losses in the ThyssenKrupp CSA Siderúrgica do Atlântico (TKCSA) operations.

Fixed assets

There was an increase of 19.4% in the fixed assets account, rising from R$ 108.948 billion on December 31, 2009 to R$ 130.087 billion on December 31, 2010, due mainly to the acquisition of companies in the fertilizer segment, as well as project to expand infrastructure.

Current liabilities

Accounts payable to suppliers and contractors

The 50.8% increase in accounts payable to suppliers and contractors, rising from R$ 3.849 billion on December 31, 2009, to R$ 5.804 billion on December 31, 2010, essentially occurred due to the consolidation of the fertilizer companies.

Current liabilities portion of long-term loans

The 8.4% reduction in the current liabilities portion of long-term loans, dropping from R$ 5.310 billion on December 31, 2009, to R$ 4.866 billion on December 31, 2010, was due to payments during the year.

Loans and financing

The 77.1% increase in loans and financing, from R$ 646 million on December 31, 2009, to R$ 1.144 billion on December 31, 2010, was due to the new credit lines made available to the Vale group.

Income tax provision

The income tax provision grew 257.9%, increasing from R$ 366 million in 2009, to R$ 1.310 billion in 2010, due to the tax loss in 2009, and decreasing the comparative basis, which was totally used up by that date. In addition, there was an increase to net income in 2010.

Dividends and interest on own capital

The 178.8% increase in proposed dividends and interest on own capital, from R$ 2.907 billion on December 31, 2009 to R$ 8.104 billion on December 31, 2010, was in large part related to the 190% increase in net income.

Liabilities related to non-current assets held for sale

The amount of R$ 5.340 billion in 2010 was linked to the assets made available for sale in the aluminum segment and the kaolin companies. There was no execution in 2009.

Non-Current liabilities

Loans and financing

The 4.6% increase in loans and financing, rising from R$ 36.132 billion on December 31, 2009, to R$ 37.779 billion on December 31, 2010, was due to securities issuances in 2010, which were partially offset by the transfer to the short term of debt parcels.

Provisions for contingencies

On December 31, 2010, the provisions for contingencies totaled R$ 3.712 billion, an 11.7% reduction in relation to the R$ 4.202 billion on December 31, 2009, due to payment of contingencies for which Value had formed legal deposits.

Deferred Income tax and social security contribution

The increase of 39.1% in the deferred income tax and social contribution, from R$ 9.307 billion in 2009 to R$ 12.947 billion in 2010, was related to allocation of the added value due to the acquisition of the fertilizer companies.

Provision with obligations for asset retirement

The increase of 27.6% in the provision with obligations for asset retirement, from R$ 1.930 billion in 2009 to R$ 2.463 billion in 2010, was related to the adjustment of adopting the IFRS in the controlled company Vale Canada, and to the acquisition of the fertilizer companies.

Participatory Debentures

There was an increase of 63.9%, from R$ 1.306 billion in 2009, to R$ 2.140 billion in 2010, due to the mark to market of the participative debentures.

Shareholders' Equity of Controlling Shareholders

The shareholders' equity of the controlling shareholders increased by 17.1%, rising from R$ 95.758 billion on December 31, 2009, to R$ 112.117 billion on December 31, 2010. The increase in the profit reserves came from withholdings on net income.

10.2 Operating and Financial Results

a) Results of Vale Operations, in particular:

i. Description of key components of revenue

Net operating revenues totaled R$ 103.105 billion in 2011, increasing by 23.9% in relation to the 83.225 billion in 2010, and 112.6% in relation to the R$ 48.496 billion in 2009.

Individually, the most important products in terms of revenue generation in 2011, 2010 and 2009 were: iron ore, pellets, nickel and copper.

REVENUES BY PRODUCT						
R$ million	**2009**	**%**	**2010**	**%**	**2011**	**%**
Bulk materials	**31,214**	**62.7**	**62,608**	**73.4**	**77,690**	**73.6**
Ferrous minerals	**30,212**	**60.7**	**61,269**	**71.9**	**75,859**	**71.9**

Iron ore	25,234	50.7	45,419	53.2	57,645	54.6
Pellet plant operation services	18	-	22	-	31	-
Pellets	3,869	7.8	14,205	16.6	17,000	16.1
Manganese	275	0.6	458	0.5	283	0.3
Ferroalloys	693	1.4	1,091	1.3	928	0.9
Others	123	0.2	74	0.1	8	0.0
Coal	**1,002**	**2**	**1,339**	**1.6**	**1,795**	**1.7**
Thermal Coal	400	0.8	515	0.6	863	0.8
Metallurgical Coal	602	1.2	824	1	932	0.9
Basic metals	**13,414**	**26.9**	**14,505**	**17**	**16,150**	**15.3**
Nickel	6,457	13	6,698	7.8	9,552	9.1
Copper	2,232	4.5	2,794	3.3	4,301	4.1
PGMs	291	0.6	174	0.2	825	0.8
Precious metals	133	0.3	124	0.1	659	0.6
Cobalt	84	0.2	52	0.1	146	0.1
Primary aluminum	1,687	3.4	1,794	2.1	-	-
Alumina	2,337	4.7	2,650	3.1	-	-
Bauxite	193	0.4	219	0.3	-	-
Fertilizers	**810**	**1.6**	**3,201**	**3.8**	**5,929**	**5.6**
Potash	810	1.6	492	0.6	482	0.5
Phosphates	-	-	2,085	2.4	3,996	3.8
Nitrogen	-	-	593	0.7	1,307	1.2
Others	-	-	31	-	144	0.1
Logistics services	**2,838**	**5.7**	**3,236**	**3.8**	**3,633**	**3.4**
Railroads	**2,322**	**4.7**	**2,605**	**3,1**	**2,853**	**2.7**
Ports	**516**	**1**	**631**	**0.7**	**780**	**0.7**
Others	**1,537**	**3.1**	**1,795**	**2**	**2,118**	**2.0**
Gross Revenues	**49,812**	**100.0**	**85,345**	**100.0**	**105,520**	**100.0**
Taxes	**(1,316)**	**(2.6)**	**(2,120)**	**(2.5)**	**(2,325)**	**(2.3)**
Net Revenues	**48,496**	**97.4**	**83,225**	**97.5**	**103,195**	**97.7**

In 2011, sales to Asia represented 52.1% of total revenues, in line with the 52.2% reported in 2010. Sales to the Americas amounted to 25.5%, slightly higher than the 24.3% reported in 2010, mainly due to the increase in sales to the United States and Brazil. Revenues from Europe represented 18.6% in 2011, below the 19.0% for the prior year, while the rest of the world contributed with 3.8%.

Considering sales by country, China was responsible for 31.7% of our revenues in 2011, followed by Brazil with 17.1%, Japan with 11.7%, Germany with 6.3%, South Korea with 4.3%, and the United States with 3.8% in 2011.

REVENUES BY REGION

R$ million	2009	%	2010	%	2011	%
North America	**4,138**	**8.3**	**4,556**	**5.3**	**6,568**	**6.2**
USA	2,264	4.5	2,433	2.9	4,034	3.8
Canada	1,832	3.7	1,994	2.3	2,364	2.2
Others	42	0.1	130	0.2	170	0.2
South America	**8,507**	**17.1**	**16,148**	**18.9**	**20,371**	**19.3**
Brazil	7,758	15.6	14,306	16.8	18,007	17.1
Others	749	1.5	1,842	2.2	2,364	2.2
Asia	**27,709**	**55.6**	**44,544**	**52.2**	**54,958**	**52.1**
China	18,379	36.9	27,581	32.3	33,432	31.7
Japan	4,709	9.5	9,303	10.9	12,377	11.7
South Korea	1,783	3.6	3,359	3.9	4,587	4.3
Taiwan	1,365	2.7	2,168	2.5	2,368	2.2

Others	1,474	3.0	2,133	2.5	2,193	2.1
Europe	**8,081**	**16.2**	**16,217**	**19.0**	**19,674**	**18.6**
Germany	2,118	4.3	5,601	6.6	6,646	6.3
France	661	1.3	1,339	1.6	1,402	1.3
United Kingdom	1,103	2.2	2,052	2.4	2,420	2.3
Italy	650	1.3	1,832	2.1	3,192	3.0
Others	3,549	7.1	5,394	6.3	6,014	5.7
Rest of the World	**1,377**	**2.8**	**3,879**	**4.5**	**3,949**	**3.7**
Gross Revenues	**49,812**	**100.0**	**85,345**	**100.0**	**105,520**	**100.0**
Taxes	**(1,316)**	**(2.6)**	**(2,120)**	**(2.5)**	**(2,325)**	**(2.3)**
Net Revenues	**48,496**	**97.4**	**83,225**	**97.5**	**103,105**	**97.7**

ii. Factors that materially affected the operating results

Vale's operating result is mainly affected by demand, which impacts the prices of our principal products, and it is also affected by exchange rates.

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	2009	2010	2011
	$/metric ton, unless otherwise indicated[6]		
Iron ore	111.68	182.09	227.86
Pellets	147.10	283.76	324.53
Manganese	293.33	405.03	277.49
Ferroalloys	2,782.99	2,723.11	2,416.46
Coal			-
Thermal coal	132.84	123.85	160.00
Metallurgical Coal	230.48	263.82	394.00
Nickel	29,114.28	38,669.75	37,781.39
Copper	10,430.54	13,599.55	14,101.35
Platinum (US$ /oz)	2,142.16	2,922.55	2,875.03
Cobalt (US$ /lb)	20.01	26.55	26.17
Aluminum	3,364.63	3,837.07	-
Alumina	451.70	498.92	-
Bauxite	68.12	55.66	-
Potash	1,040.10	722.30	846.14
Phosphates			
MAP	-	994.60	1,138.14
TSP	-	794.85	981.30
SSP	-	389.44	471.46
DCP	-	987.79	1,138.13
Nitrogen	-	793.16	1,024.87

[6] Amounts converted using the average exchange rate in each period: R$ 1.9935/US$ in 2009, R$ 1.7593/US$ in 2010, and R$ 1.6746 in 2011.

[6] Amounts converted using the average exchange rate in each period: R$ 1.9935/US$ in 2009, R$ 1.7593/US$ in 2010, and R$ 1.6746 in 2011.

Iron ore and pellets

The demand for iron ore and pellets is a result of the global demand for carbon steel, which in turn is highly influenced by global industrial production. The pricing of iron ore and pellets is done according to several levels of quality and physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content in deposits, the size of particles, humidity and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.

Since the fourth quarter of 2011, our sales of iron ore and pellets have been priced according to a diversified range of options, all of which are referenced to the spot market. Each client has the option to continue using the three-month moving average system with a one-month delay, or to choose another, more current pricing option, such as the current quarterly average, which uses provisory prices and an adjustment when the effective sales price is known. That change increases the flexibility of the prices, it brings more efficiency, and it allows us to better serve our clients with their different preferences.

Fine iron ore prices command premiums as a function of the content of iron. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. The average prices for iron ore in 2011 were 25.1% higher than the average prices in 2010, and 104.0% higher than in 2009. The average price for pellets was 14.4% higher than prices in 2010, and 120.6% higher than the average price in 2009.

Chinese iron ore imports reached 688.1 million metric tons in 2011, 10.8% higher than the 619.1 million metric tons reported in 2010, and 9.3% above the 2009 level, mainly due to the strong increase in Chinese steel production in 2011.

We expect China's growth to remain strong in 2012, driven mainly by internal demand.

Manganese and ferroalloys

The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis.

Coal

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Since April 2010, the prices for metallurgical coal have been established on a quarterly basis for most volumes sold in the transoceanic market, while some players are selling it on a quarterly basis, and a minority continues to use annual pricing. The prices of thermal coal are set in spot negotiations and/or through annual contracts.

Nickel

Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is heavily affected by production of stainless steel, which represents 60-65% of consumption. Nickel demand for sources other than stainless steel production, represents approximately 35-40% of the global nickel demand.

We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales of nickel products to be used for other purposes (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of our annual production. In 2011, 66% of our refined nickel sales were destined to applications outside the stainless steel industry. This, when compared to the industry average of 36% among nickel producers, results in our sales volume being more stable. As a result of our focus on such higher-value segments, our average realized nickel prices have typically exceeded LME prices.

Primary nickel (including iron-nickel, pig iron nickel and nickel cathode) and secondary nickel (scrap) are nickel's main competitors for stainless steel production. The choice between the different types of primary and secondary nickel is largely driven by its relative prices and availability. In recent years, secondary nickel accounted for about 43.48% of the overall nickel used in stainless steel production, and primary nickel accounted for 52-57%. In 2011, the Chinese nickel pig iron production and iron-nickel production was estimated to have been higher than 250,000 metric tons, representing 16% of the global supply of primary nickel, compared to 11% in 2010.

Nickel's market fundamentals are expected to remain strong, as the development of projects is increasingly challenging and the growth in demand should continue in the coming years. Nickel is widely

used in industrial applications and consumption, tending to grow throughout the entire development cycle of a country's economy. This helps explain the intensity of nickel consumption, measured by consumption by US$ of the GDP, which is even lower in emerging economies than in the most developed economies, which is different from other metals such as steel and copper. We believe that the revenues from emerging economies will continue to grow, consequently increasing the medium-term demand for nickel.

Aluminum

In February 2011, we transferred most of our aluminum businesses to Norsk Hydro ASA (Hydro), and we now own 22% of Hydro's capital, an aluminum-producing company based out of Norway. Before this transaction, the prices of our aluminum were based on the LME prices for the month prior to the sale. Our alumina prices used to be calculated based on a percentage of the LME aluminum prices, and our bauxite prices were determined by a formula linked to the price of aluminum for three-month futures contracts on the LME and to the price of alumina FOB Australia.

Copper

Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of our sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product.

The growth in demand for copper has mainly been caused by Chinese imports, given the important role it performs in construction, along with electrical uses and consumption. The supply has had difficulty meeting the increased demand, with the average mine growth being only 1.4% per year over the last five years. This situation meant a 17% increase in prices in 2011 over 2010. We believe that the market fundamentals should remain solid, with growth in demand continuing, and supply keeping pace with demand continuing to be a challenge.

Fertilizers

The demand for fertilizers depends on the same market fundamentals as those for global demand for minerals, metals and energy. The rapid *per capita* growth of emerging economies causes changes in food, marked by an increase in the consumption of proteins, which contributes to higher demand for fertilizers. Demand is also driven by biofuels that are emerging as an alternative source of energy to reduce global dependency on greenhouse gases [sic], and essential raw materials for the production of biofuels – sugar cane, corn and palm – which are intensively used in fertilizers.

Fertilizers are sold in the market mainly on a cash basis using international reference prices, although certain large importers, such as China and India, often sign annual contracts. Seasonality is an important factor for determining price throughout the year, given that agricultural production in each region depends on the climactic conditions of the harvest.

Logistics

Demand for our transportation services in Brazil is primarily driven by Brazilian economic growth, mainly in the agricultural and steel sectors. Our logistics revenues are primarily from fees charged to customers for the transportation of cargo using Vale's railroads, ports and ships. Our railroads account for most of this revenue. Nearly all of our logistics revenues are expressed in Brazilian *reais* and are subject to adjustments triggered by changes in fuel prices. Prices in the Brazilian market for railroad services are subject to ceilings set by the Brazilian regulatory authorities, but they primarily reflect competition with the trucking industry.

Exchange Rates

The impact of exchange rate variations on our results are described in item "10.2 (b)."

b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

Most of our revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian *real* (59% in 2011), the US dollar (19% in 2010), the Canadian dollar, Indonesian rupees, Australian dollars, the euro, and others[7]. As a result, changes in exchange rates affect our operating margin.

Most of our long-term debt is expressed in US dollars. Due to the fact that Vale's functional currency is the Brazilian *real*, changes in the value of the US dollar against the Brazilian *real* result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results.

On December 31, 2011 our debt expressed in Brazilian *reais* was R$ 15.9 billion. Since most of our revenue is in US dollars, Vale uses derivatives to convert our debt from Brazilian *reais* to US dollars. As a consequence of the depreciation of the Brazilian *real* in the first half of the year, and its depreciation in the second half against the US dollar, the net exchange rate and monetary variation caused a negative impact on our net profits of R$ 3.629 billion in 2011. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian *reais* into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 240 billion in 2011, of which R$ 663 million generated a positive impact on the cash flow.

Variations in the inflation rates

Our revenues are not significantly affected by inflation rates.

Variations attributable to price changes, volume changes and the introduction of new products and services

Our operating revenue is directly affected by changes to our products' prices and services, as well as by changes to the volumes sold, as discussed in item "10.2(a)(ii)" of this Reference Form.

Fertilizers

The fertilizers segment, whose activities were substantially increased in 2010 with the acquisition of Vale Fosfatados and Vale Fertilizantes, had the following effects on our results: contribution of R$ 5.447 billion to our 2011 net income (R$ 3.014 billion in 2010, and R$ 2.504 billion in 2011 (R$ 2.729 billion in 2010).

c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer's financial result

For comments on the inflationary impact, price variations in the main products and exchange rates, see item "10.2 (b)" of this Reference Form.

We are exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The natural hedge between US interest rate fluctuations and prices of metals mitigates the volatility of Vale's cash flow. In the event of an imbalance in this natural hedge, Vale assesses the possibility of contracting financial instruments to provide the desired protection. The floating rate of our debt expressed in Brazilian *reais* includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). About 30% of the debt at December 31, 2011 was expressed in Brazilian *reais*, the remaining 70% was expressed in other currencies. On December 31, 2010, 27% of the debt was expressed in *reais*, and 73% was in other currencies. Nearly 24% of the debt was tied to the floating interest rate on December 31, 2011, and it was 53$ on December 31, 2010.
Energy costs are an important component of our production cost and represented 13.6% of our total cost of products sold in 2011, 17.4% in 2010, and 16.4% in 2009. Increases in the price of oil and gas

[7] Composition of the CPV by currency in 2009 was: 62% in *reais*, 17% in US dollars, 16% in Canadian dollars, and 2% in Indonesian rupees. In 2010, CPV composition was: 69% in *reais*, 15% in US dollars, 11% in Canadian dollars, 2% in Australian dollars, and 3% in other currencies.

negatively impact our logistics, mining, pellets and nickel businesses. Electricity costs were 4.1% of the total cost of products sold in 2011, 6.6% in 2010, and 6.3% in 2009.

10.3 Relevant effects on Financial Statements

The purchase of Vale Fosfatados and Vale Fertilizantes has had significant impacts on our results: contribution of R$ 3.014 billion to our net income in 2010 and of R$ 2.729 billion to our costs. The remaining operations did not have relevant impacts on the Company.

Vale does not provide guidance regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the different markets where it operates, its strategic guidelines and implementation in order to give the capital markets a sound basis for their expectations regarding the Company's performance in the medium and long term.

a. Introduction or disposal of operating segment

In 2010, the fertilizer segment was introduced to Vale's operating segments, and its contribution to the Company's revenues was 3.8% in 2010, and 5.6% in 2011.

b. Incorporation, acquisition or divestiture of stakeholder positions

Events subsequent to the Accounting Statements of December 31, 2011

The following events have not had significant impacts on Vale's financial statements or its results in 2011.

Acquisition of control of Biopalma

In February 2011, Vale became the controller of Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio, in Pará, a producer of palm oil, which is used as a raw material in biodiesel production. The transaction value was R$ 173.5 million. Our goal is to use this fuel in Vale's operations in Brazil. Biopalma begins palm oil production in 2012, and it expects to reach annual production of 500,000 tons by 2019, when crops reach maturity. The main use of the oil will be on Vale's biodiesel production to fuel its locomotives, machines and equipment in large Brazilian operations, using B20 (a mixture containing 20% biodiesel and 80% common diesel).

Acquisition of stake in the Belo Monte Hydroelectric Plant

In June 2011, Vale purchased 9.0% of the capital of Norte Energia S.A. (NESA) for R$ 3.8 million, held by Gaia Energia e Participações S.A. (Gaia). NESA's exclusive purpose is to implant, operate and develop the Belo Monte Hydroelectric Plant located in Pará. Vale reimbursed Gaia for capital contributions made by Gaia in NESA, and it will assume the commitments for future capital contributions arising from the stakeholder position that was acquired (estimated to be R$ 2.3 billion). The acquisition is consistent with our strategy to reduce operating costs and to minimize energy prices and the risks of supply. At December 31, 2011, R$ 106 million had been contributed to NESA.

Increase of participation in SDCN

In June 2011, Vale purchased an additional 16% of participation in Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for US$ 8 million (equivalent to R$ 12.8 million). The purchase was in line with our strategy to develop the logistic corridor of Nacala and was an extension of the purchase of 51% participation in SDCN in September 2010. SDCN has the concession to create the logistic structure necessary for the flow of production resulting from the expansion of coal production in Moatize. Vale will invest in the expansion of the capacity of the logistic corridor of Nacala by means of the rehabilitation of the existing railroads of the SDCN in Malawi and Mozambique, the construction of rail connections from Moatize to a new, deep-water marine terminal in Nacala, and the construction of the port of Nacala.

Agreement to explore the port facility concession in Santos

In July 2011, Vale signed an agreement to create a joint venture with Vale Fertilizantes in order to explore the Port Facility concession of Ultrafértil (TUF). The TUF is located in the city of Santos, in the state of São Paolo, and it moves imported loads of sulfur, ammonia and fertilizers in general. It is strategically interconnected to Vale's railroad network. Vale now holds 51% in the joint venture, which was acquired through the payment of R$ 150 million to Vale Fertilizantes, and it is contributing R$ 432 million in capital

to the joint venture in order to finance the TUF's investment plan. The formation of the joint venture positions Vale to competitively meet the growth of agribusiness in Brazil. At the same time, investment in the TUF strengthens the logistics infrastructure of the fertilizer business, contributing to making its expansion in the coming years feasible.

Acquisition of shares in circulation of Vale Fertilizantes

In December 2011, Vale concluded the public offering to acquire the shares issued by Vale Fertilizantes in circulation in the market. As a result of this operation, Vale acquired 211,014 common shares, and 82,919,456 preferred shares issued by Vale Fertilizantes, which represent 83.8% of common shares and 94.0% of preferred shares of Vale Fertilizantes in circulation in the market, which corresponds to 0.1% of the total of common shares and 29.8% of the preferred shares of Vale Fertilizantes. Both the common and preferred shares were acquired at a price of R$ 25.00 per share, for a total of R$ 2.078 billion.

In January 2012, the General Extraordinary Shareholders' Meeting of Vale Fertilizantes approved the redemption of the 5,314,386 shares remaining in circulation, both common and preferred, and representing 0.94% of the total shares of Vale Fertilizantes. Thus, through its controlled companies, Vale holds 100% of the total number of common shares, and 100% of the total of preferred shares of Vale Fertilizantes. The shares were redeemed at the share price offered in the public offering held on December 12, 2011 of R$ 25.00 (twenty-five *reais*) per share, plus interest calculated based on the SELIC rate, from the date of payment for the offering, on December 15, 2011, until the payment date for redemption of the shares, which date was January 26, 2012.

2010

Acquisition of iron ore assets in Africa

In April 2010, Vale acquired from BSG Resources Ltd. (BSGR) a 51% stake in BSG Resources (Guinea) Ltd., which holds concessions for iron ore in Guinea, Simandou South (Zogota) and exploration permits for Simandou North (Blocks 1 & 2). Vale has paid US$ 2.5 billion for the acquisition of these assets - US$ 500 million in cash (equal to R$ 866 million on the disbursement date), and the remaining US$ 2 billion (R$ 3.388 billion) will be paid in installments subject to the fulfillment of specific goals. Simandou Blocks 1 & 2 and Zogota are among the best still-unexploited iron ore deposits in the world, with high quality and potential for the development of large-scale and long-term projects, at low operating and investment costs. We are implementing the Zogota project, and in parallel assessing the effects of Guinea's new mining code on the expected return on our projects.

Acquisition of coal assets in Australia

In June 2010, Vale acquired additional holdings of 24.5% (equal to R$ 167 million) in the Belvedere (Belvedere) coal project for US$ 92 million from AMCI Investments Pty Ltd (AMCI). As a result of this transaction, Vale's interest in Belvedere increased from 51.0% to 75.5%. Belvedere is an underground coal mine project in the Bowen Basin region, near the town of Moura in Queensland, Australia. According to our preliminary estimates, when completed the Belvedere project will have the potential to produce up to 7.0 million metric tons of metallurgical coal per year.

Acquisition of assets of fertilizer

In line with our strategy of becoming a global leader in the fertilizer industry, in May 2010 we acquired 58.6% of the capital of Fertilizantes Fosfatados S.A. (Fosfertil), now Vale Fertilizantes S.A., as well as the Brazilian company Bunge Participações e Investimentos S.A. (BPI), now Vale fosfatados, for R$ 8.692 billion (equal to a price per share of US$ 12.0185 for Fosfertil shares and a total of US$ 1.7 billion for Bunge fertilizer assets). A payment of R$ 103 million was made in July to complement the price of Vale Fosfatados. In September, we acquired an additional 20.27% of Fosfertil's capital for R$ 1.762 billion (equal to a price per share of US$ 12.0185) and in December we announced the result of the public offering for the acquisition of the company's common shares held by minority shareholders.

Acquisition of stake in SDCN

In September 2010, Vale acquired 51% of Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for US$ 21 million (equal to R$ 37 million on the date of disbursement). SDCN has a concession to create the necessary logistics infrastructure to enable the flow of the production from the second phase of the Moatize coal project.

2009

Iron ore assets in Corumbá

In September 2009, Vale concluded the acquisition of open-sky mine exploration operations for iron ore in Corumbá, in Brazil, along with associated logistics assets, for US$ 750 million (R$ 1.473 billion on the disbursement date) of Rio Tinto Plc. The iron ore mine in Corumbá is a world-class asset that is defined by its high iron content, with lump iron ore reserves. The logistics assets support 70% of the transport needs for the operations. The acquisition of Corumbá assets is subject to approval by the federal government.

Potash deposits in Argentina and Canada

In January 2009, Vale acquired the Rio Colorado project from Rio Tinto Plc in Argentina, and the Regina project in the province of Saskatchewan, Canada, for US$ 850 million (R$ 1.995 billion on the disbursement date). The Rio Colorado project includes development of a mine with expected nominal capacity of 4.3 million tons per year (Mtpy) of potash, plus the construction of a railroad with 350 kilometers of rails, port facilities, and an electricity generation plant. The Regina project is still in the exploration phase. The infrastructure that is currently next to the project will allow the final product to be transported to Vancouver, facilitating access to the expanding Asian market.

Copper exploration assets in the African copper belt

In the first quarter of 2009, Vale acquired 50% of the stake in a joint venture with African Rainbow Minerals Limited, for future development of assets of TEAL Exploration & Mining Incorporated (TEAL) for US$ 60 million (equal to R$ 139 million on the disbursement date), thus increasing the strategic growth operations in the copper business segment in Africa.

TEAL has two copper projects already in the feasibility and approval phase in the African copper belt. Together these projects could represent, in the coming years, nominal production capacity of 65,000 metric tons of copper per year, as well as an extensive and highly promising copper exploration portfolio.

Coal assets in Colombia

In the first quarter of 2009, Vale concluded the acquisition of coal exploration assets from Cementos Argos S.A. (Argos) in Colombia for US$ 36 million (R$ 695 million on the disbursement date). The assets purchased are the following: the El Hatillo coal mine, located in the department of Cesar; a coal deposit in the exploration phase, Cerro Largo; a minority stake in the Fenoco consortium, which holds the concession to operate the railway that links the coal operations to the Rio Córdoba port - SPRC; and 100% of the concession of this port.

Increased stake in TKCSA

In the third quarter of 2009, Vale agreed with ThyssenKrupp Steel AG to increase its stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda (TKCSA) from 10% to 26.87%, through a capital contribution of € 965 million (equal to R$ 2.532 billion on the date of each payment). TKCSA is comprised of an integrated steel plate plant, with nominal capacity of five million metric tons of sheets per year in the state of Rio de Janeiro. Production began in the third quarter of 2010. As a strategic partner of ThyssenKrupp, Vale is the sole and exclusive supplier of iron ore to TKSCA.

Main investment disposals and asset sales

In accordance with our strategy, we continue to reduce our stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three-year period under discussion.

2011

Sale of aluminum assets

In February 2011, Vale announced that it had concluded a transaction with Norsk Hydro ASA (Hydro), a company listed on the Oslo Stock Exchange and on the London Stock Exchange (ticker symbol: NHY) to transfer all of its stake in Albras – Alumínio Brasileiro S.A. (Albras), Alunorte – Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with their exclusivity rights, commercial contracts and net debt of US$ 655 million (equal to R$ 1.088 billion) for 22% of Hydro's common shares in circulation, after the issuance on February 28, 2011, and US$ 503 million in case (equal to R$ 836 million) after adjustments.

Vale also created a new company, Mineração Paragominas S.A. (Paragominas), and transferred the bauxite mine of Paragominas and all of its remaining bauxite mining rights in Brazil. As part of this transaction, Vale sold 60% of Paragominas to Hydro for US$ 578 million in cash (equal to R$ 960 million) after adjustments to working capital. The remaining parcel will be sold in two equal portions, three and five years after conclusion of the transaction, for US$ 200 million in cash, each.

According to the terms of the agreement, through its wholly owned subsidiaries, Vale transferred the following to Hydro: (a) 51% of the total capital of Albras; (b) 57% of the total capital of Alunorte; (c) 61% of the total capital of CAP; and it sold (d) 60% of the total capital of Paragominas.

Through its wholly owned subsidiaries, Vale subscribed 447,834,465 shares of Hydro, or 22% of the 2,035,611,206 shares in circulation, approximately US$ 3.5 billion (equal to R$ 5.866 billion) according to Hydro's closing price and the exchange rate NOK/US$ on February 25, 2011. According to the terms of the transaction, Vale cannot sell its shares for a two-year lock-up period, and it also may not increase its stake in Hydro beyond the 22%.

2010

Sale of Valesul assets

In January 2010, our wholly owned subsidiary, Valesul Alumínio S.A., entered into an agreement to sell its aluminum assets for US$ 31.2 million (equal to R$ 56 million). Valesul's assets that are included in the agreement are located in the state of Rio de Janeiro and include the anode factory, reducer and smelter, as well as industrial, administrative and inventory services.

Sale of kaolin assets

In the second quarter of 2010, Vale sold 86.2% of its stake in Pará Pigmentos S.A. (PPSA), as well as other kaolin mining rights in Pará. Assets were sold to Imerys S.A., a company listed on Euronext, for US$ 72 million (equal to R$ 127 million).

Sale of stake in the Bayóvar project

In July 2010, Vale completed the sale of its minority stake in the Bayóvar project in Peru by means of a newly incorporated company named MVM Resources International BV (MVM). Vale sold 35% of MVM's total capital to Mosaic for R$ 682 million, and 25% to Mitsui for R$ 487 million. Vale controls the Bayóvar project, holding 40% of the total capital and 51% of the voting capital of the newly incorporated company. Overall capital investments made by June 30, 2010 were approximately US$ 550 million (equal to R$ 932 million in September 2010). The difference between the fair value and book value in this transaction, totaling R$ 544 million, was accounted for in our shareholders' equity as per gain/loss regulations applicable to when the control of a company is held.

Sale of stake in Vale Oman Pelletizing Company LLC

In May 2010, Vale entered into an agreement with Oman Oil Company S.A.O.C., a company controlled by the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC, for US$ 125 million (equal to R$ 212 million on September 30, 2010). The transaction is still subject to the terms of the final agreement for the purchase of shares, to be signed when the preceding conditions are met. The difference between the fair value and the book value of this transaction, totaling R$ 544 million, was accounted for in our net equity, as per gain/loss regulations applicable to when the control of a company is held.

2009

Usiminas

In the second quarter of 2009, Vale sold its 2.93% stakes in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) for R$ 595 million.

PTVI

Through a book-building process, Vale sold 205,680,000 of its shares in its subsidiary PT International Nickel Indonesia Tbk (PTI), representing 2.07% of PTI's outstanding shares for IDR 925.6 billion, equivalent to US$ 91.4 million (R$ 171 million on the date disbursement) -.

Sale of forestry assets to Suzano

In July 2009, Vale entered into an agreement with Suzano Papel e Celulose S.A, by which Vale agreed to supply reforested wood and to the sale of forest assets, totaling 84,700 hectares, including conservation areas of eucalyptus forest located in the southwest of Maranhão. The agreed value of this negotiation was R$ 235 million.

Sale of nickel assets

In the last quarter of 2009, Vale sold downstream non-strategic assets: Jinco Nonferrous Metals Co., (US$ 6.5 million – R$ 11 million on the date of disbursement), and International Metals Reclamation Company (US$ 34 million – R$ 59 million on the date of disbursement). These companies produced very specific and low-profit nickel products.

c. Unusual events or operations

Over the past three financial years there have been no unusual transactions or events.

10.4 Changes in Accounting Practices. Corrections and Remarks.

a. Significant changes in accounting practices

There have been no significant changes in the consolidated financial statements for the year ended December 31, 2011. Vale prepared its consolidated financial statements in IFRS based on the circulars already issued by the CPC and approved by the CVM. The circulars issued by the IASB and not yet approved by the CVM will not be adopted in advance by the company.

a) Circulars, interpretations and guidance issued and/or updated by the CPC, adopted during fiscal year 2011.

CPC 15 (R1) – Combination of businesses
CPC 19 (R1) – Investment in joint ventures
CPC 10 (R1) – Cost of loans
CPC 21 (R1) – Intermediate financial statements
CPC 26 (R1) – Presentation of financial statements
CPC 35 (R1) – Separate financial statements correlated according to international accounting norms
CPC 36 (R2) – Consolidated financial statements
ICPC 01 (R1) – Concession contracts
ICPC 17 – Concession contracts: evidence

b) Circulars and interpretations issued and/or updated by the IASB and still not approved by the CVM are consequently not adopted by the company.

IAS 01 – Presentation of financial statements
IAS 19 – Employee benefits
IAS 27 – Separate accounting statements
IAS 28 – Investments in associated companies and joint ventures
IFRS 09 – Financial instruments
IFRS 10 – Consolidated accounting statements
IFRS 11 – Joint ventures
IFRS 12 – Divulging investments in other entities
IFRS 13 – Measuring fair value

IFRIC 20 – Costs of sterile removal in the production phase of surface mining

b. Significant effects of changes in accounting practices

There were no changes in accounting practices.

c. Corrections and remarks in the auditor's opinion

There were no corrections or remarks on the opinions relating to the financial statements for2009, 2010 and 2011.

10.5 Critical Accounting Policies

Preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by Vale's Management in the process of applying Vale's accounting policies.

These estimates are based on the best information available in each fiscal year. Changes in facts and circumstances may lead to revision of estimates, therefore the actual future results may differ from estimates.

Significant estimates and assumptions used by Vale's Management in preparing these financial statements are thus presented:

a) Mineral reserves and useful life of the mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires that Vale assume positions of future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves recorded.

The estimated volume of mineral reserves is based on calculation of the portion of the mines that is depleted, and the estimated useful life of the mine is a major factor in quantifying the provision of environmental rehabilitation of mines during the write-down of fixed assets. Any change in the estimates of the volume of mine reserves and the useful life of the assets linked to them may have a significant impact on charges for depreciation, depletion and amortization, which are recognized in the financial statements as cost of goods sold. Changes in the estimated useful life of the mines could cause a significant impact on estimates of the provision for environmental costs of recovery after write-down of fixed assets and impairment analysis.

b) Disposal of Assets

Vale recognizes an obligation according to the fair value for disposal of assets during the period in which they occur, pursuant to Note 2(t). Vale believes the accounting estimates related to recovery of degraded areas and closure costs of a mine are a critical accounting policy because they involve significant values for the provision and it is expected to involve several assumptions, such as interest rates, inflation, the useful life of the asset considering the current stage of depletion and the projected dates of depletion of each mine. These estimates are reviewed each year.

c) Deferred Income Tax and Social Security Contribution

Vale recognizes the effect of the deferred tax from the tax loss and/or temporary differences in its consolidated financial statements and the financial statements of the controlling company. A provision is recorded for loss of tax assets when the ability to recover those assets is not probable.
Determination of the provision for income taxes or deferred income tax, assets and liabilities, and any provision for losses on tax credits requires estimates from Management. For each future tax credit, Vale assesses the likelihood of part or the entire asset not being recovered. The provision for devaluation depends on the assessment by Vale, the probability of generating taxable income in the future, on production and sales planning, commodity prices, operating costs, restructuring plans, the costs of recovering degraded areas, and planned capital costs.

d) Contingencies

Provisions for contingencies are only recorded when the possibility of loss is considered to be probable by the legal director and their legal advisers.

Contingencies are recorded when the value of losses can be reasonably estimated. By their nature, contingencies will be resolved when one or more future events occur or fail to occur. The occurrence of such events does not typically depend on Vale's activities, which makes it difficult to give precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain legal environment in Brazil, and well as in other jurisdictions, involves exercising significant estimates and judgments from management regarding the results of future events.

e) Employee Retirement Benefits

The amounts reported in this section depend on a number of factors that are determined based on actuarial calculations that use several assumptions to determine costs and liabilities, among other items. One of the assumptions used in determining the amounts to be recorded in the financial statements is the discount and corrective interest rate. Any changes in these assumptions will affect the accounting records.

At the end of each year, Vale, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to update and discount the fair value of assets and liabilities, costs and expenses, and to determine future values of estimated cash outflows that are necessary to pay pension plan obligations.

f) Reduction in Recoverable Value of Assets

Every year Vale tests the recoverability of its tangible and intangible assets separated by cash-generation unity, usually employing discounted cash flow criteria, which depends on several estimates that are influenced by market conditions prevailing at the time that such recoverability is tested. Therefore, although the tests carried out in 2011 and 2010 have not generated loss recognition, Management believes it is not possible to determine whether or not new impairment losses will occur in the future.

g) Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. Vale uses its judgment to choose the various methods and to define assumptions, which are mainly based on market conditions existing at balance sheet date

The analysis of the impact if actual results vary from Management's estimates is presented in note 24 on the topic of sensitivity analysis.

10.6 Internal Controls

a. Degree of efficiency of such controls, and any imperfections and actions taken to correct them

Vale's Management evaluated the effectiveness of internal controls related to financial statements through a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Management established a process for evaluating internal controls using a process mapping methodology and risk assessment to identify applicable controls in order to mitigate the risks affecting the Company's ability to start, authorize, record, process and release relevant information in the financial statements.

At the end of fiscal year, based on tests performed by Management during the period, no shortcomings were identified in the implementation of relevant controls. During the fiscal year, whenever inadequacies are identified in the implementation of controls, they are corrected through the implementation of action plans to ensure their effectiveness at year end.

Vale's Directors understand that the process-mapping and risk-assessment methodology used are adequate to ensure the efficiency, accuracy and reliability of our internal controls.

b. Deficiencies and recommendations on internal controls included in the independent auditor's report

The auditors did not present any deficiencies or recommendations about the effectiveness of internal controls adopted by Vale.

10.7 Public Sale of Securities

a. How resources resulting from the sale were used

2011

There was no public sale of securities in 2011.

2010

Vale prices US$ 1 billion in bonds maturing in 2020

In September 2010, Vale issued US$ 1 billion (equal to R$ 1.694 billion) in bonds maturing in 2020 and US$ 750 million (equal to R$ 1.271 billion) in bonds maturing in 2039. The 2020 bonds will have a coupon of 4.625% per year, payable semiannually at a price of 99.030% of the instrument's face value. The 2039 bonds issued at a price of 110.872% of the face value of the instrument, will be consolidated with the bonds for US$ 1 billion issued by Vale Overseas Limited (Vale Overseas) in November 2009, with a coupon of 6.875% and maturing in 2039, forming a single series.

Vale used the net proceeds of this offering for general corporate purposes.

Vale prices € 750 million in bonds maturing in 2018

In March 2010, Vale raised € 750 million (equal to R$ 1.806 billion) from an issuance of eight-year Eurobonds at a price of 99.564% of the instrument's face value. The notes maturing in March 2018 have a coupon of 4.375% per year, payable annually.

Vale used the net proceeds of this offering for general corporate purposes.

2009

Public offering of US$ 942 million in mandatorily convertible notes maturing in 2012

On July 7, 2009, Vale announced an offering for US$ 942 million (R$ 1.858 billion on the transaction date) of notes due in 2012 (VALE-2012 Series and VALE.P-2012 Series) through its subsidiary Vale Capital II.

The notes in the VALE-2012 and VALE.P-2012 Series bear interest at 6.75% per annum, and are payable quarterly. Upon their maturity on June 15, 2012, or prior, if certain events occur then the notes in the VALE-2012 series will be mandatorily exchanged for ADSs (American Depositary Shares), each representing one common share or preferred class A share issued by Vale. Additional remuneration will be paid based on the net amount of cash distributions paid to holders of ADSs.

The ADSs together represent up to 18,415,859 common shares and 47,284,800 preferred class A shares issued by Vale, which Vale currently holds in treasury.

Vale used the net proceeds of this offering for general corporate purposes.

Public offering of US$ 1 billion in bonds maturing in 2019

On September 8, 2009, Vale issued US$ 1 billion (R$ 1.8 billion on the transaction date) in bonds maturing in ten years, through its wholly owned subsidiary Vale Overseas.

The notes mature in September 2019, with a coupon of 5 5/8% per year, payable semiannually at a price of 99.232% of the instrument's face value. The bonds were issued with a spread of 225 basis points over the return of US Treasury securities, resulting in a yield to the investor of 5.727% per annum.

Vale used the net proceeds of this offering for general corporate purposes.

Public offering of US$ 1 billion in bonds maturing in 2039

On November 3, 2009, Vale priced an offer of US$ 1 billion (R$ 1.7 billion on the transaction date) in bonds maturing in 30 years, through its wholly owned subsidiary Vale Overseas.

The notes expire in November 2039, with a coupon of 6.875% per year, payable semiannually at a price of 98.564% of face value of the instrument. The bonds were issued with a spread of 265 basis points over the return of US Treasury securities, resulting in a yield to the investor of 6.99% per annum.

As disclosed, Vale will use the net funds of these offerings for general corporate purposes.

b. Whether there have been relevant deviations between the actual use of funds disclosed in the offering memoranda of that distribution

There have not been relevant deviations.

c. In the event of deviations, the reasons thereto

There have not been relevant deviations.

10.8 Significant items Not Included in the Financial Statements

a. Assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

Nickel Project - New Caledonia

In connection with the French Girardin tax law, which is favorable to financial merchant leasing operations, Vale guarantees BNP Paribas, in the capacity of an investor receiving a tax benefit pursuant to French law, certain payments due by Vale New Caledônia S.A.S. (VNC). Vale also assumes the commitment that the assets associated with financial merchant leasing determined by the Girardin Law would be substantially concluded by December 31, 2011. The French government and the investor mutually agree to a delay until December 31, 2012. The French government and the investors were given notice and a formal requisition was submitted to them. The probability of the guarantee being claimed is remote.

Sumic Nickel Netherlands B.V. (Sumic), which holds 21% of VNC, has an option to sell Vale 25%, 50%, or 100% of its shares in VNC if the defined cost of the initial nickel-cobalt development project, as defined by the financing given to VNC in local currency, is converted to US dollars at specific exchange rates, under the Girardin type of financing, loans from the shareholder and capital contributions by shareholders to VNC exceeds the limit of R$ 8.594 billion (equal to US$ 4.600 billion on December 31, 2011), and an agreement is not reached on how to proceed in relation to the project. On May 27, 2010 the limit was reached. Vale agreed with Sumic to an additional extension of the option to sell until 2012. Vale is currently in discussions with Sumic about the continuing participation of VNC, and it hopes for resolution during the second or third quarter of 2012.

In addition, during operations, letters of credit were granted, as were guarantees in the amount of R$ 869 million on December 31, 2011 (equal to US$ 465 million), which are associated with items such as environmental claims, commitment to retire assets, electricity contracts, service agreements for the community and import and export commitments.

Commercial Leasing

Railroad operations

Vale conducts part of its railroad operations using leasing operations. That leasing contract is for 30 years, and may be renewed for another 30 years. It is classified as an operational lease as it does not have risks and benefits inherent to ownership of the asset, but only the commitment to pay for rental of the asset. At the end of the leasing contract, the leased assets will be returned to the lessor. In the majority of cases, Vale's Management expects that during the normal course of business those contracts will be renewed.

The following tables show the minimum amount of future payments of the operating lease in railroad operations and pelletizing operations at December 31, 2011.

Railroad Operations

	R$ millions
2012	163
2013	163
2014	163
2015	163
2016	163
2017 forward	1,621
	2,436

Pelletizing Operations

	Consolidated R$ millions
2012	123
2013	108
2014	43
2015	43
2016 forward	120
2017 forward	**437**

The total cost for operating leases in consolidated railroad operations during the year ended December 31, 2011 and 2010 was R$ 163 million and R$ 150 million, respectively, and costs for operating leases for consolidated pelletizing operations in the year ended December 31, 2011 and 2010, were R$ 123 million and R$ 178 million, respectively.

Concessions and Sub-Concession Agreements

Railway transportation companies

Vale and some companies in the group, through the Ministry of Transport, entered into concession agreements with the government for exploration and development of public railway transport of cargo and leasing of assets for the provision of such services. The accounting records of concessions and sub-concessions classified as intangible assets are shown in note 13 of the financial statements.

The concession periods for the railroad are:

Railroad	**Period of the Concession**
Vitória to Minas (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Center-East Network (indirect through FCA)	August 2026
Southeast Network (indirect through MRS)	December 2026
Ferrovia Norte Sul S.A. ("FNS")	December 2037

(*) Non-onerous concessions.

The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Concessions, sub-concessions and leasing of controlled companies are handled, for accounting purposes, as operational leases and have the following characteristics:

	FNS	FCA	MRS
Total number of installments	3	112	118
Payment frequency	(*)	Quarterly	Quarterly
Correction index	IGP-DI FGV	IGP-DI FGV	IGP-DI FGV
No. of parcels already paid	(**)	54	58
Current value of installment			
Concession	-	R$ 2	R$ 3
Leasing	-	R$ 31	R$ 48

(*) According to the delivery of each stretch of railroad
(**) Made two payments and 80% of the third payment was made, with the remaining 20% to cover existing pending items in the railroad stretch

Port Terminals

Vale owns specialized port terminals, as follows:

Terminal	Location	Period of the concession
Tubarão, Praia Mole and Bulk Liquids Terminals	Vitória - ES	2020
Various Products Terminal	Vitória - ES	2020
Vila Velha Terminal	Vila Velha - ES	2023
Maritime Terminal of Ponta da Madeira - Piers I and III	–S. Luiz – MA	2018
Maritime Terminal of Ponta da Madeira - Pier II	–S. Luis - MA	2010 (*)
Inácio Barbosa Maritime Terminal	Aracajú - SE	2012
Ore Export Terminal - Port of Itaguaí	Itaguaí - RJ	2021
Ilha Guaíba Maritime Terminal - TIG - Mangaratiba	Mangaratiba - RJ	2018

(*) Extension of valid period for 36 months until the completion of new public bidding.

b. Other items not shown in the financial statements

There are no other items not shown in Vale's financial statements other than those previously reported.

10.9 - Comments on items not shown

Vale's Directors do not expect relevant effects on the operations described in item "10.8" of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale's financial information.

For a description of the nature and purpose of each operation, as well as the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item "10.8" of this Reference Form.

10.10 - Business Plan

a. Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments.

b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale's production capacity

c. New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

In 2011, investments—excluding acquisitions—were R$ 30.133 billion, a significant increase of 42% over the R$ 21.276 billion invested in 2010, although this was below what was budgeted due to challenges in execution of projects. Of the total amount invested in 2011, R$ 19.566 billion was allocated to project development, R$ 2.917 billion to R&D, and R$ 7.650 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.492 billion (R$ 1.725 billion earmarked for environmental protection, and R$ 765 million to social projects).

Investments in acquisitions were R$ 2.371 billion in 2011. The main acquisitions are commented on in item "10.3" of this Reference Form.

In 2010, investments—excluding acquisitions—were R$ 22.352 billion, with R$ 14.494 billion allocated for project development, R$ 1.998 billion for R&D—after adjustments in natural gas exploration—and R$ 5.858 billion for maintaining existing operations. Investments in corporate social responsibility totaled R$ 1.998 billion, R$ 1.296 billion allocated for environmental protection, and R$ 701 million for social projects.

Investments in acquisitions totaled R$ 11.800 billion in 2010. Major acquisitions are explained in item "10.3" of this Reference Form.

In 2009, investments—excluding acquisitions—were R$ 17.977 billion, with R$ 11.658 billion allocated for project development, R$ 2.015 billion for R&D and R$ 4.302 billion for maintaining existing operations. Investments in corporate social responsibility totaled R$ 1.558 billion, R$ 1.157 billion allocated for environmental protection and R$ 401 million for social projects.

Investments in acquisitions totaled R$ 7.448 billion in 2009.

We used cash generated by operations and any issuances of securities to fund our investments and general corporate purposes.

In 2011, Vale initiated operations on five projects: (a) Onça Puma, our first ferronickel operation in Brazil; (b) Oman, two pelletizing plants and a distribution center in the industrial zone of Sohar, (c) Moatize, our first greenfield coal project, as well as our first project in Africa, in the province of Tete in Mozambique, and two hydroelectric plants; (d) Karebbe, in Indonesia, and (e) Estreito, in Brazil.

2012 Capital Budget

In November 2011, our Board of Directors approved our capital budget for 2012, including expenditures of US$ 12.9 billion (equal to R$ 24.0 billion) for project execution, US$ 2.4 billion (equal to R$ 4.5 billion) for research and development (R&D), and US$ 6.1 billion (equal to R$ 11.3 billion) dedicated to sustaining existing operations.

The following table shows the estimated allocation of approved investments:

Allocation of Investments for 2012 by Category	**%**
Organic growth	71.5%
Projects	60.5%
R&D	11.0%
Maintaining operations	28.5%
Total	100.0%
By business area	
Bulk materials	55.6%
Ferrous minerals	46.7%
Coal	8.9%
Base metals	21.6%
Fertilizers	9.6%
Logistics for general cargo	2.4%

Energy	3.6%
Steel	2.9%
Others	4.3%
Total	100.0%
By geographical region	
Brazil	63.7%
South America (excluding Brazil)	6.0%
Canada	11.7%
Africa	9.1%
Asia	5.7%
Oceania	3.3%
Others	0.5%
Total	100.0%

The following table shows the main projects under development by Vale and/or by companies in the group:

Project	**Estimated Start-up Date**	-	-	-	**Expected Investment R$ millions**		**Status**[1]
		2009	**2010**	**2011**	**2012**	**Total**	
IRON ORE – MINING AND LOGISTICS							
Carajás Additional 40 Mtpa	2H13	592	637	831	1,157	5,519	Installation license (IL) was issued. We are carrying out land-leveling to install the conveyor belt. Civil engineering work continues.
Construction of dry-processing plant located in Carajás, Pará							48% of physical advance in the mine and plant. Investments in logistics finalized previously. Total investment executed of US$ 1.3 billion.
Estimated nominal capacity of 40 Mtpa							
CLN 150 Mtpa	1H14	257	1,038	2,488	1,655	6,466	Offshore civil engineering services in the maritime terminal of Ponta da Madeira continue. Conclusion of civil engineering services necessary for installation of the railroad car turners. Installation licenses (IL) for the railroad expected for 2H12.
Increase capacity on the railroad and in the Northern System port, including the construction of the fourth pier at the maritime terminal of Ponta da Madeira, located in Maranhão							
Increase of nominal logistics capacity of the EFC for approximately 150 Mtpa							67% physical advance. Total investment executed of US$ 2.3 billion.
Carajás Serra Sul S11D	2H16	166	378	1,233	1,477	14,949	Prior license (PL) expected for 1S12. Installation license (IL) expected for 1H13.
Development of mine and processing plant. Location in the southern mountains of Carajás, Pará.							
Estimated nominal capacity of 90 Mtpa.							25% physical advance. Total investment executed of US$ 1.1 billion.
Serra Leste	1H13	0	26	194	444	889	Civil engineering services for the plant and excavations under way. Installation licenses (IL) expected for 1H12.
Construction of new processing plant located in Carajás, Pará.							
Estimated nominal installed capacity of 6 Mtpa.							26% physical advance. Total investment executed of US$ 143 million.
Conceição Itabiritos	2H13	15	315	613	342	2,183	Issuance of installations licenses (IL) pending for the electricity transmission line expected for 1H12. Assembly of mills finalized.
Construction of concentration plant, located in the Southeastern System, Minas Gerais.							
Estimated nominal capacity of 12 Mtpa.							86% physical advance. Total investment executed of US$ 553 million.
Vargem Grande Itabiritos	1H14	0	102	621	798	3,059	Heavy equipment received. Issuance of installation license (IL) expected for 1H13.
Construction of new iron ore processing plant, located in the Southern System, Minas Gerais.							
Estimated nominal capacity of 10 Mtpa.							46% physical advance. Total investment executed of US$ 429 million.
Conceição Itabiritos II	2H14	0	16	251	552	2,211	Heavy equipment was received and the assembly has already begun. Civil engineering services for installation of the primary crushers under way. Installation license (IL) issued.
Estimated nominal capacity of 19 Mtpa (without addition of liquid capacity).							20% physical advance. Total investment executed of US$ 159 million.
Simandou I – Zogota	1H12	0	55	298	707	2,343	Initial production expected for 2012.
Development of the Zogota mine and the processing plant in the south of Simandou, Guinea.							
Estimated nominal capacity of 15 Mtpa.							

Teluk Rubiah	1H14	8	76	281	682	2,550	Prior licenses for environmental, construction and installation issued. Operating license expected for 1H14. Project within period. Land-leveling services under way.
Construction of maritime terminal with sufficient depth to receive ships of 400,000 dwt and an inventory yard. Located in Teluk Rubiah, Malaysia.							
Inventory yard with revolving capacity of up to 30 Mtpa for iron ore products.							14% physical advance. Total investment executed of US$ 215 million.
PELLETIZING PLANTS	-	-	-	-	-	-	-
Tubarão VIII	2H12	415	236	313	444	1,800	Assembly of equipment and metal structures under way. Operating license (OL) expected for 2H12.
Estimated nominal capacity of 7.5 Mtpa.							80% physical advance. Total investment executed of US$ 612 million.
Samarco IV	1H14	-	-	-	-	3,148	18% physical advance on the pelletizing plant. Budget fully financed by Samarco.
Construction of the fourth pelletizing plant, expansion of the mine, ore pipeline, and infrastructure at the maritime terminal. Vale has a 50% stake in Samarco.							
Estimated nominal capacity of 8.3 Mtpa, increasing the capacity of Samarco to 30.5 Mtpa.							
COAL – MINING AND LOGISTICS							
Moatize II	2H14	0	0	122	928	3,846	Geological studies and preparation of the detailed engineering project under way. There are no pending installation licenses (IL).
New mine and duplication of CHPP of Moatize, as well as related infrastructure. Location in Tete, Mozambique.							
Estimated nominal capacity of 11 Mtpa (70% metallurgical coal and 30% thermal coal).							4% physical advance. Total investment executed of US$ 73 million.
Nacala Corridor	2H14	0	0	64	1,285	8,264	Signature of concession contract with the government of Malawi for a railroad in the country.
Port and railroad infrastructure connect the Moatize site to the maritime terminal of Nacala-à-Velha, located in Nacala, Mozambique.							Development of the detailed engineering study under way. Licenses for plant suppression issued for construction of the railroad and the maritime terminal in Mozambique.
Estimated nominal capacity of 18 Mtpa.							Project in the initial stage of development. Total investment executed of US$ 38 million.
COPPER – ORE							
Salobo	1H12	870	1,226	981	550	4,346	Primary and secondary crushers, primary sieve and conveyor belt commissioned.
Development of the mine, plant and the related infrastructure in Marabá, Pará.							The start-up of the first line is expected for April 2012, and the second line for May 2012.
Estimated nominal capacity of 100,000 tpa of concentrated copper.							97% physical advance. Total investment executed of US$ 2.0 billion.
Salobo II	2H13	4	150	447	1,080	2,654	Operating license (OL) for the plant expected for 2H13.
Expansion of Salobo, raising of the dam and increasing the capacity of the mine, located in Marabá, Pará.							
Estimated additional nominal capacity of 100,000 tpa of concentrated copper.							49% physical advance. Total investment executed of US$ 354 million.
NICKEL – MINING AND REFINING							
Long Harbour	2H13	201	936	1,785	2,246	6,695	Civil engineering being finalized. Electromechanical assembly under way.
Hydro-metallurgical operation. Located in Long Harbour, Newfoundland and Labrador, Canada.							
Estimated nominal refining capacity of 50,000 tpa of refined nickel, and associated copper and cobalt.							59% physical advance. Total investment execution of US $1.7 billion.
Totten	2H13	112	148	208	292	1,411	51% physical advance. Total investment executed of US$ 402 million.
Nickel mine (being reopened) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpa.							
POTASH – MINING AND LOGISTICS							
Rio Colorado	2H14	0	384	1,018	2,010	11,000	Construction of dwellings for employees finished. Environmental licenses for the railway line issued. Installation license (IL) expected in 1H12.

Investments in an extraction system that uses solutions, located in Mendoza, Argentina, renewal of existing railroad (440 km), construction of a railroad line (350 km) and a maritime terminal in Bahia Blanca, Argentina.							
Estimated nominal capacity of 4.3 Mtpa of potash (KCl).							27% physical advance, total investment executed of US$ 826 million.
ENERGY							
Biodiesel	2015	92	157	348	422	1,177	Planting under way. FEL III study of the biodiesel plant expected for July 2013. Prior License (PL) and installation license (IL) expected for 2H13.
Project to produce biodiesel from palm oil. Plantation of 80,000 hectares. Located in Pará, Brazil.							
Estimated nominal capacity of 360,000 tpa of biodiesel.							Total investment executed of US$ 343 million.
STEEL							
CSP[2]	1H15	0	0	437	1,047	4,924	Implementation of the project began in December 2011.
Development of a steel sheet plant in partnership with Dongkuk e Posco, located in Ceará. Vale holds 50% of the joint venture.							Preliminary environmental license (PL) and installation license (IL) already issued.
Estimated nominal capacity of 3.0 Mtpa.							

[1]Based on December 2011.
[2]Expected investment is related to Vale's stake in the project.

10.11) Other factors with relevant influence

There are no other factors that have relevantly influenced the operating performance and that have not been identified or commented on other items in this section.

13.1 Descrição da política ou prática de remuneração do Conselho de Administração, da Diretoria Estatutária e não Estatutária, do Conselho Fiscal, dos Comitês Estatutários e dos Comitês de Auditoria, de Risco, Financeiro e de Remuneração, abordando os seguintes aspectos:

a. Objetivos da política ou prática de remuneração

De acordo com o disposto no art. 10, Parágrafo 3º do Estatuto Social da Companhia, a remuneração global e anual dos administradores da Companhia é fixada pela Assembleia Geral Ordinária, tendo em conta suas responsabilidades, o tempo dedicado às suas funções, sua competência e reputação profissional e o valor dos seus serviços no mercado.

A Vale é a segunda maior mineradora diversificada do mundo e a maior empresa privada na América Latina. Está presente em mais de 30 países, tem capitalização de mercado de aproximadamente US$ 122 bilhões, mais de 400.000 acionistas em todos os continentes, além de aproximadamente 80.000 empregados próprios e cerca de 55.000 contratados atuando em suas operações.

Trata-se, portanto, de uma empresa global, de grande complexidade e porte e que requer, para sua administração, um profundo conhecimento dos seus negócios e do seu mercado, além de uma dedicação ilimitada.

Como empresa global, a Vale sabe que reter e engajar os profissionais ocupantes de posições essenciais, especialmente os Diretores Executivos, é um desafio crítico para o sucesso da Companhia, no presente e no médio e longo prazos. Para tanto, o mercado é sempre a referência, dentro de uma perspectiva de competição global, com importantes competidores, como as principais companhias de mineração (*top mining companies*), assim como outras grandes companhias globais.

Desta forma, o principal fator de remuneração e que ao mesmo tempo se constitui no principal objetivo da política de remuneração adotada, é o desempenho e a evolução da Companhia, conforme planejamento estratégico estabelecido, tanto no curto como no médio e longo prazos e de modo alinhado com o retorno aos acionistas. Assim, prioritariamente, a política de remuneração serve ao negócio da Companhia.

b. Composição da remuneração

(i) Descrição dos elementos da remuneração e os objetivos de cada um;

<u>CONSELHO DE ADMINISTRAÇÃO</u>

Remuneração Fixa Mensal

Pró-labore. Para os membros do Conselho de Administração a remuneração considera, exclusivamente, o pagamento de uma parcela fixa mensal (honorários). A remuneração fixa contratada tem como objetivo remunerar os serviços de cada conselheiro, dentro do escopo de responsabilidade atribuído ao Conselho de Administração da Companhia. O valor anual global da remuneração dos administradores, compreendendo os membros do Conselho de Administração, da Diretoria Estatutária, os membros do Conselho Fiscal e dos Comitês de Assessoramento, é fixado na assembleia geral ordinária e distribuído pelo Conselho de Administração.

Benefícios Diretos e Indiretos. Os membros do Conselho de Administração não fazem jus a benefícios diretos e indiretos.

Participação em Comitês. Os membros do Conselho de Administração não fazem jus a remuneração por participação em comitês.

Remuneração Variável

Os membros do Conselho de Administração não fazem jus a remuneração variável, incluindo bônus, participação nos resultados, participações em reuniões.

Benefícios Pós- Emprego

Os membros do Conselho de Administração não fazem jus a benefícios pós-emprego.

Benefícios Motivados pela Cessação do Exercício do Cargo

Os membros do Conselho de Administração não fazem jus a benefícios motivados pela cessação do exercício do cargo.

Remuneração Baseada em Ações

Os membros do Conselho de Administração não fazem jus a remuneração baseada em ações.

<u>CONSELHO FISCAL</u>

Remuneração Fixa Mensal

Pró-labore. Para os membros do Conselho Fiscal a remuneração considera apenas o pagamento de uma parcela fixa mensal (honorários), não computados os benefícios, verbas de representação e participação nos lucros. Os membros suplentes somente são remunerados nos casos em que exercem a titularidade em virtude de vacância, impedimento ou ausência do respectivo membro titular. A remuneração fixa contratada tem como objetivo remunerar os serviços de cada conselheiro, dentro do escopo de responsabilidade atribuído ao Conselho Fiscal da Companhia. O reajuste da remuneração do Conselho Fiscal é realizado em função do reajuste da remuneração dos Diretores Executivos.

Benefícios Diretos e Indiretos. Os membros do Conselho Fiscal não fazem jus a benefícios diretos e indiretos.

Participação em Comitês. Os membros do Conselho Fiscal não fazem jus a remuneração por participação em comitês.

Remuneração Variável

Os membros do Conselho Fiscal não fazem jus a remuneração variável, incluindo bônus, participação nos resultados, participações em reuniões.

Benefícios Pós- Emprego

Os membros do Conselho Fiscal não fazem jus a benefícios pós-emprego.

Benefícios Motivados pela Cessação do Exercício do Cargo

Os membros do Conselho Fiscal não fazem jus a benefícios motivados pela cessação do exercício do cargo.

Remuneração Baseada em Ações

Os membros do Conselho Fiscal não fazem jus a remuneração baseada em ações.

Comitês de Assessoramento

Remuneração Fixa Mensal

Os membros dos Comitês de Assessoramento não fazem jus à remuneração fixa, benefícios diretos e indiretos.

Remuneração Variável

Os membros dos Comitês de Assessoramento não fazem jus a bônus, participação nos resultados e comissões.

Participação em Reuniões. Para os membros dos Comitês de Assessoramento ao Conselho de Administração – Comitê Estratégico, Comitê Financeiro, Comitê de Desenvolvimento Executivo, Comitê de Controladoria e Comitê de Governança e Sustentabilidade – a remuneração considera o pagamento, por reunião da qual efetivamente o executivo participar. Em observância do disposto no §2º, Artigo 15, do Estatuto Social da Vale, os membros dos comitês que forem administradores da Vale não farão jus à percepção de remuneração adicional por participação nos comitês. A remuneração contratada tem como objetivo remunerar os serviços de cada assessor, dentro do escopo de responsabilidade atribuído a cada Comitê de Assessoramento da Companhia. O reajuste da remuneração dos membros dos Comitês de Assessoramento é realizado em função da remuneração fixada para o Conselho de Administração.

Benefícios Pós- Emprego

Os membros dos Comitês de Assessoramento não fazem jus a benefícios pós-emprego.

Benefícios Motivados pela Cessação do Exercício do Cargo

Os membros dos Comitês de Assessoramento não fazem jus a benefícios motivados pela cessação do exercício do cargo.

Remuneração Baseada em Ações

Os membros dos Comitês de Assessoramento não fazem jus a remuneração baseada em ações.

DIRETORIA EXECUTIVA (DIRETORES ESTATUTÁRIOS)

Remuneração Fixa Mensal

Pró-labore. Parcela fixa mensal que tem o objetivo de remunerar os serviços dos diretores estatutários dentro do escopo de responsabilidade atribuído a cada um na gestão da Companhia.

Benefícios Diretos e Indiretos. Pacote de benefícios também compatível com as práticas de mercado e que inclui Assistência Médico- Hospitalar-Odontológica, automóvel designado com motorista, Previdência Complementar e

Seguro de Vida. Os benefícios, além de alinhados às práticas de mercado, têm como objetivo dar tranquilidade aos executivos e seus dependentes em questões fundamentais, como saúde por exemplo.

Participação em Comitês. Os membros da Diretoria Executiva não fazem jus a remuneração por participação em comitês.

Remuneração Variável

Bônus. Parcela variável anual (bônus) baseada nos resultados da Companhia e definida através de indicadores e metas objetivas e mensuráveis derivadas do planejamento estratégico e do orçamento anual aprovado pelo Conselho de Administração. O bônus tem como principal objetivo, além de garantir competitividade com o mercado, reconhecer a participação do executivo no desempenho da Companhia.

Outros. Os membros da Diretoria Executiva não fazem jus a participação nos resultados, participações em reuniões e comissões.

Benefícios Pós-Emprego

Os Diretores Estatutários podem usufruir de Assistência Médico-Hospitalar-Odontológica arcada pela Companhia por até 12 (doze) meses após o seu desligamento, para que estes busquem alternativas fora do plano corporativo, além de seguro de vida e benefício financeiro, conforme mencionado no item 13.12 deste Formulário de Referência.

Benefícios Motivados pela Cessação do Exercício do Cargo

Os membros da Diretoria Estatutária não fazem jus a benefícios motivados pela cessação do exercício do cargo.

Remuneração Baseada em Ações

Incentivo de Longo Prazo - ILP

Parcela variável de longo prazo baseada no desempenho esperado para a Companhia no futuro e com o objetivo de reter e engajar os executivos, alinhando-os à visão de futuro da Companhia. O programa foi instituído em 2007, tendo seu primeiro pagamento sido realizado em janeiro de 2010. Para mais detalhes, vide item 13.4 do Formulário de Referência.

Matching

Assim como o ILP, o *Matching* representa uma parcela variável de longo prazo da remuneração baseada no desempenho esperado para a Companhia no futuro. Este plano tem como objetivo principal incentivar a "visão de dono" e, ao mesmo tempo, servir como alavanca de retenção dos executivos e reforçar a cultura de performance sustentada. Para mais detalhes, vide item 13.4 do Formulário de Referência.

A metodologia de cálculo utilizada para estabelecer o valor da remuneração da Diretoria Estatutária, conforme descrito acima, encontra-se descrita detalhadamente nos itens 13.1 (a) (iii), (c) e (d) abaixo.

DIRETORIA NÃO ESTATUTÁRIA

Os diretores não estatutários são empregados da Companhia, com vínculo empregatício. Fazem parte desta categoria dois grupos de executivos: (i) diretores "nível 5", geralmente responsáveis por funções corporativas globais ou unidades de negócios; e (ii) diretores "nível 4", geralmente responsáveis por funções corporativas regionais ou locais, ou ainda por áreas ou sistemas operacionais nos diversos negócios da Companhia.

Remuneração Fixa Mensal

Salário Fixo. Parcela fixa mensal, definida a partir da estrutura de cargos da Companhia. O salário fixo contratado tem como objetivo, conforme contrato de trabalho firmado com cada executivo, remunerar os serviços prestados dentro do escopo de responsabilidade atribuído a cada um nas diferentes atividades da Companhia.

Benefícios Diretos e Indiretos. Pacote de benefícios também compatível com as práticas de mercado e que inclui Assistência Médico- Hospitalar-Odontológica, Previdência Complementar (Valia) e Seguro de Vida. Os benefícios, além de alinhados ao mercado, têm como objetivo dar tranquilidade aos executivos e seus dependentes em questões fundamentais, como saúde por exemplo. Para mais informações sobre o plano de Previdência Complementar (Valia), vide item 13.10 deste Formulário de Referência.

Participação em Comitês. Os Diretores Não Estatutários não fazem jus a remuneração por participação em comitês.

Remuneração Variável

Participação nos Resultados. Parcela variável anual (PR) baseada nos resultados da Companhia e definida

através de indicadores e metas objetivas e mensuráveis derivadas do planejamento estratégico e do orçamento anual aprovado pelo Conselho de Administração. A Participação nos Resultados tem como principal objetivo, além de garantir competitividade com o mercado, reconhecer a participação do executivo nos resultados e desempenho da Companhia. A metodologia de cálculo utilizada para estabelecer o valor da remuneração variável da Diretoria Não Estatutária, conforme descrito acima, encontra-se descrita detalhadamente no item 13.1 (d) abaixo.

Benefícios Pós- Emprego

Os Diretores Não Estatutários podem usufruir de Assistência Médico-Hospitalar-Odontológica arcada pela Companhia por até 12 (doze) meses após o seu desligamento, para que estes busquem alternativas fora do plano corporativo.

Benefícios Motivados pela Cessação do Exercício do Cargo

Os membros da Diretoria Não Estatutária recebem serviço individualizado de orientação para transição de carreira (*outplacement*) junto à empresa especializada indicada pela Vale.

Remuneração Baseada em Ações

Incentivo de Longo Prazo - ILP

Parcela variável de longo prazo baseada no desempenho esperado para a Companhia no futuro e com o objetivo de reter e engajar os executivos, alinhando-os à visão de futuro da Companhia. O programa foi instituído em 2007, tendo seu primeiro pagamento sido realizado em janeiro de 2010. Para mais detalhes, vide item 13.4 do Formulário de Referência.

Matching

Assim como o ILP, o *Matching* representa uma parcela variável de longo prazo da remuneração baseada no desempenho esperado para a Companhia no futuro. Este plano tem como objetivo principal incentivar a "visão de dono" e, ao mesmo tempo, servir como alavanca de retenção dos executivos e reforçar a cultura de performance sustentada. Para mais detalhes, vide item 13.4 do Formulário de Referência.

COMITÊS NÃO ESTATUTÁRIOS

A Companhia possui ainda dois comitês não estatutários, o Comitê de Risco e o Comitê de Divulgação. Todos os cargos dos comitês não estatutários são ocupados por diretores estatutários e não estatutários da Companhia, que não recebem qualquer remuneração adicional por esta função.

(ii) Proporção de cada elemento na remuneração total

De acordo com a tabela abaixo as proporções para o ano de 2011 foram, aproximadamente:

Composição da Remuneração	Conselho de Adminis-tração	Conselho Fiscal	Diretoria Estatutária	Diretoria Não estatutária	Comitês
Remuneração Fixa Mensal					
Salário ou pró-labore	100,00%	100,00%	26,00%	36,00%	
Benefícios Diretos ou Indiretos	-	-	9,00%	10,00%	-
Participação em comitês	-	-	-	-	100,00%
Outros	-	-	-	-	-
Remuneração Variável					
Bônus	-	-	38,00%	41,00%	-
Participação nos Resultados	-	-	-	-	-
Participações em Reuniões	-	-	-	-	-
Comissões	-	-	-	-	-
Outros	-	-	-	-	-
Benefícios Pós-Emprego	-	-	-	-	-
Cessação do Exercício do Cargo	-	-	-	-	-
Remuneração Baseada em Ações					
Incentivo de Longo Prazo	-	-	16,00%	7,00%	-

Matching	-	-	11,00%	6,00%	-
TOTAL	100,00%	100,00%	100,00%	100,00%	100,00%

(iii) Metodologia de Cálculo e de reajuste de cada um dos elementos da remuneração

Conselho de Administração

A metodologia de cálculo da remuneração fixa dos membros do Conselho de Administração é representada pelo pagamento de parcela fixa mensal (honorários) sendo que para os suplentes o valor estabelecido corresponde a 50% do valor recebido pelos titulares do Conselho de Administração. A definição dos valores ocorre anualmente de acordo com a prática de mercado, verificada através da realização de pesquisas referenciais por meio de empresas especializadas, onde se observa o comportamento da remuneração para empresas de porte similar. Não há remuneração variável para os membros do Conselho de Administração.

Conselho Fiscal

A metodologia de cálculo da remuneração fixa dos membros do Conselho Fiscal é representada pelo pagamento de parcela fixa mensal (honorários), tendo como referência o valor de 10% da remuneração que, em média, é atribuída aos Diretores Estatutários, não computados os benefícios, verbas de representação e participação nos lucros. Os membros do Conselho Fiscal também têm direito a reembolso
das despesas de locomoção e estadia necessárias ao desempenho das suas funções. Não há remuneração variável para os membros do Conselho Fiscal.

Comitês de Assessoramento

A metodologia de cálculo da remuneração variável dos membros dos Comitês de Assessoramento ao Conselho de Administração (Comitê Estratégico, Comitê Financeiro, Comitê de Desenvolvimento Executivo, Comitê de Controladoria e Comitê de Governança e Sustentabilidade) é representada pelo pagamento de determinado valor por participação em reunião igual ao valor mensal atribuído aos suplentes do Conselho de Administração. Não há remuneração adicional para os membros dos Comitês que forem administradores da Vale. Não há ainda remuneração fixa para os membros dos Comitês de Assessoramento ou qualquer outro tipo de remuneração variável.

Diretores Executivos (Estatutários)

A metodologia de cálculo da remuneração fixa dos Diretores Estatutários é representada pelo pagamento de parcela fixa mensal, definida a partir da prática de mercado, verificada através da realização de pesquisas referenciais por meio de empresas especializadas, onde se observa o comportamento da remuneração para empresas de porte similar, e reajustada anualmente pelo IPCA. Os benefícios diretos e indiretos (assistência médico-hospitalar-odontológica, automóvel designado com motorista, previdência complementar e seguro de vida) a que têm direito são calculados de acordo com a prática de mercado, verificada através da realização de pesquisas referenciais por meio de empresas especializadas, onde se observa o comportamento de concessão de benefícios para as empresas de porte similar. O componente de bônus dos Diretores Estatutários é calculado com base nos resultados da Companhia, podendo variar entre 0% e 150% da parcela fixa anual, dependendo das metas estabelecidas para cada exercício.

A metodologia de cálculo da remuneração baseada em ações dos Diretores Estatutários leva em conta o percentual do bônus, de 75% para os Diretores Executivos e de 125% para o Diretor Presidente do valor efetivamente pago a este título, e transformado, como referência, em um número de ações ordinárias de emissão da Vale (ações virtuais), considerada a cotação média das ações ordinárias de emissão da Companhia dos últimos 60 pregões do exercício anterior. Caso o executivo permaneça na Companhia, ao final de 3 anos o número de ações virtuais é transformado em valor pecuniário pela cotação média das ações ordinárias de emissão da Companhia dos últimos 60 pregões do terceiro ano. O programa considera, ainda, o desempenho da Companhia em relação a um grupo de empresas de porte similar (*peer group*). Caso a Vale fique em primeiro lugar neste ranking, o valor apurado é ampliado em 50%. Este percentual é decrescente, de tal forma que na 5ª posição o valor permanece inalterado, e, a partir da
15ª posição, não há qualquer pagamento.

Anteriormente à implementação do ILP, a Companhia mantinha um programa específico para a Diretoria Estatutária e cujo percentual de atribuição era de 36% do bônus, com pagamento após período de 13 meses. Este programa, substituído pelo atual ILP, foi encerrado e teve seu último pagamento efetuado em janeiro de 2009.

A metodologia de cálculo para o *Matching* determina que o executivo pode alocar 30% ou 50% de sua parcela variável de curto prazo (bônus) para comprar ações preferenciais classe A de emissão da Vale, por meio de uma instituição financeira previamente definida, em condições de mercado e sem nenhum benefício oferecido pela Vale, nos dias estabelecidos no plano. O percentual do bônus que poderá ser alocado por cada executivo para a participação no Plano *Matching* é definido a partir da avaliação de sua performance e potencial. Farão jus à premiação aqueles executivos que adquiriram ações nos termos e nas datas estabelecidas no Plano *Matching* e que, após três anos da aquisição, permaneçam vinculados à Vale e tenham mantido a titularidade da totalidade das ações adquiridas. Ao final do período de três anos se dará o encerramento do ciclo e a

apuração do efetivo cumprimento, pelos administradores, das condições estabelecidas no manual do referido plano. Caso os termos do plano tenham sido cumpridos, a Companhia pagará ao executivo um valor líquido, a título de premiação, equivalente à quantia comprada por ele em ações no programa. Após o pagamento do incentivo, os executivos poderão livremente negociar as ações preferenciais de emissão da Vale que adquiriram para se tornarem elegíveis ao Plano *Matching*, observada a legislação vigente.

Diretoria Não Estatutária

A metodologia de cálculo da remuneração fixa dos Diretores Não Estatutários é representada pelo pagamento parcela fixa mensal, com vínculo empregatício. Anualmente, o Departamento de Recursos Humanos e Governança da Vale contrata pesquisas de remuneração conduzidas por empresas especializadas, onde a análise é realizada de acordo com a complexidade de cada função comparada ao mercado. A comparação é feita com empresas nacionais e multinacionais de diversos setores, sendo que a equalização da comparação se dá através de sistema de pontuação. Este sistema de avaliação é conhecido como Metodologia "Hay" (Hay System), um sistema de pontos criado pelo The Hay Group, que avalia o peso das posições com base em sua complexidade, permitindo o **ranking** global dos cargos. Este sistema é o mais utilizado mundialmente para este fim. Não há índice ou periodicidade predefinida para reajuste do salário fixo e, quando ocorrem reajustes, eles são baseados na evolução do mercado e no mérito do executivo.

Os benefícios diretos e indiretos (assistência médico-hospitalar-odontológica, previdência complementar e seguro de vida) a que têm direito são calculados de acordo com a prática de mercado, verificada através da realização de pesquisas referenciais por meio de empresas especializadas, onde se observa o comportamento de concessão de benefícios para empresas de porte similar. O componente de bônus dos Diretores Não Estatutários é calculado com base nos resultados da Companhia, podendo variar entre zero, caso o desempenho da Companhia não atinja as metas definidas para cada exercício, e 18 salários fixos mensais para diretores "nível 5" e 15 salários fixos mensais para diretores "nível 4". O reajuste da remuneração variável ocorre em linha com os reajustes salariais, já que a base da remuneração variável é um multiplicador do salário base.

A metodologia de cálculo da remuneração baseada em ações dos Diretores Não Estatutários leva em conta percentual do bônus, de 75% para diretores "nível 5" e 50% para diretores "nível 4" do valor efetivamente pago a este título. Esse montante é transformado, como referência, em um número de ações ordinárias de emissão da Vale (ações virtuais), considerada a cotação média das ações ordinárias de emissão da Companhia dos últimos 60 pregões do exercício anterior. Caso o executivo permaneça na Companhia, ao final de 3 anos o número de ações virtuais é transformado em valor pecuniário pela cotação média das ações ordinárias de emissão da Companhia dos últimos 60 pregões do terceiro ano. O programa considera ainda o desempenho da Companhia em relação a um grupo de empresas de porte similar (*peer group*). Caso a Vale fique em primeiro lugar neste ranking, o valor apurado é ampliado em 50%. Este percentual é decrescente, de tal forma que na 5ª posição o valor permanece inalterado, e, a partir da 15ª posição não há qualquer pagamento.

A metodologia de cálculo para o *Matching* determina que o executivo pode alocar uma parte de sua parcela variável de curto prazo (bônus) para comprar ações preferenciais classe A de emissão da Vale, por meio de uma instituição financeira previamente definida, em condições de mercado e sem nenhum benefício oferecido pela Vale, nos dias estabelecidos no plano. O percentual do bônus que poderá ser alocado por cada executivo para a participação no Plano *Matching* é definido a partir da avaliação de sua performance e potencial. Farão jus à premiação aqueles executivos que adquiriram ações nos termos e nas datas estabelecidas no Plano *Matching* e que, após três anos da aquisição, permaneçam vinculados à Vale e tenham mantido a titularidade da totalidade das ações adquiridas. Ao final do período de três anos se dará o encerramento do ciclo e a apuração do efetivo cumprimento, pelos administradores, das condições estabelecidas no manual do referido plano. Caso os termos do plano tenham sido cumpridos, a Companhia pagará ao executivo um valor líquido, a título de premiação, equivalente a quantia comprada por ele em ações no programa. Após o pagamento do incentivo, os executivos poderão livremente negociar as ações preferenciais de emissão da Vale que adquiriram para se tornarem elegíveis ao Plano *Matching*, observada a legislação vigente.

(iv) Razões que justificam a composição da remuneração

As razões para composição da remuneração são o incentivo na melhoria da gestão e a permanência dos executivos da Companhia, visando ganhos pelo comprometimento com os resultados de longo prazo e ao desempenho de curto prazo. A Vale adota um modelo de composição da remuneração que concentra uma parcela significativa da remuneração total nos componentes variáveis (tanto de curto como de longo prazo), sendo parte da política de compartilhamento de riscos e resultados com os principais executivos da Companhia.

c. Principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração

Todas as definições em relação à remuneração dos Diretores Estatutários são sustentadas por estudos de mercado, com suporte de uma ou mais consultorias especializadas, avaliadas pelo Comitê de Desenvolvimento Executivo e aprovadas pelo Conselho de Administração.

Os principais indicadores de desempenho são a performance da Companhia frente aos principais competidores (top mining companies); o CFROGI (geração de caixa em relação à base de capital aplicado), além de indicadores gerais de Produtividade, Segurança e Meio Ambiente.

Os indicadores de desempenho referentes aos planos de incentivo de longo prazo (ILP e Matching) são: a cotação das ações da Companhia no mercado e o seu posicionamento frente a um grupo de 20 empresas de porte similar (*peer group*).

d. Como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

A definição das metas de desempenho dos executivos para estruturação do pagamento de participação nos resultados (bônus) deriva do planejamento estratégico e do orçamento, aprovados pelo Conselho de Administração, sendo revisada a cada exercício para sustentar as metas e os resultados esperados para a Companhia.

Adicionalmente, os planos de incentivo de longo prazo (ILP e *Matching*) estão vinculados a indicadores de desempenho da Companhia: a cotação das suas ações no mercado e seu posicionamento frente a um grupo de 20 empresas de porte similar (*peer group*).

e. Como a política ou prática de remuneração se alinha aos interesses da Companhia de curto, médio e longo prazo

Conforme já ressaltado, o principal fator de remuneração se baseia no desempenho e evolução da Companhia, de acordo com o planejamento estratégico estabelecido, tanto no curto como no médio e longo prazo e de modo alinhado com o retorno aos acionistas. Para tanto, os incentivos de longo prazo foram definidos com períodos de carência de 3 anos, de modo a estarem alinhados com a evolução dos indicadores de desempenho da própria Companhia.

f. Existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

Um dos Diretores Executivos da Companhia acumula as funções de President e Chief Executive Officer da Vale Canada Limited, controlada da Vale. Desta forma, uma parcela da remuneração fixa e de benefícios paga a tal executivo é suportada pela Vale Canada Limited.

g. Existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário da Companhia

Não há qualquer remuneração ou benefício para os membros dos Conselhos de Administração e Fiscal, dos Comitês Estatutários e não Estatutários e da Diretoria Executiva e não Executiva vinculados à ocorrência de determinado evento societário.

13.2 - Remuneração total do conselho de administração, diretoria estatutária e conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2012 - Valores Anuais				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	21,00	9,00	7,00	37,00
Remuneração fixa anual	-	-	-	-
Salário ou pró-labore	R$ 4.640.000	R$ 20.959.610	R$ 1.416.000	R$ 27.015.610
Benefícios direto e indireto	-	R$ 9.268.017	-	R$ 9.268.017
Participações em comitês	-	-	-	-
Outros	R$ 928.000	R$ 5.030.306	R$ 283.200	R$ 6.241.506
Descrição de outras remunerações fixas	Encargos Sociais de Responsabilidade da Vale - INSS	Encargos Sociais de Responsabilidade da Vale - INSS	Encargos Sociais de Responsabilidade da Vale - INSS	
Remuneração variável				
Bônus	-	R$ 19.579.947	-	R$ 19.579.947
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	R$ 11.085.811	-	R$ 11.085.811
Descrição de outras remunerações variáveis		Encargos Sociais de Responsabilidade da Vale - INSS		-
Pós-emprego	-	-	-	-
Cessação do cargo	-	R$ 22.824.873	-	R$ 22.824.873
Baseada em ações	-	R$ 13.024.236	-	R$ 13.024.236

Observação	O campo "Número de Membros" considera os membros titulares (11 membros) e os membros suplentes (10 membros) do Conselho de Administração.	O campo "Remuneração baseada em ações" considera os valores pagos do programa ILP e os valores estimados do programa *Matching*.	O campo "Número de Membros" considera os membros titulares (7 membros) e os membros suplentes (4 membros) do Conselho Fiscal.	
Total da remuneração	R$ 5.568.000	R$ 101.772.800	R$ 1.699.200	R$ 109.040.000

Remuneração total do Exercício Social em 31/12/2011 - Valores Anuais				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	21,00	7,75	7,00	35,75
Remuneração fixa anual	-	-	-	-
Salário ou pró-labore	R$ 3.929.627	R$ 16.970.226	R$ 921.600	R$ 21.821.453
Benefícios direto e indireto	-	R$ 6.153.124	-	R$ 6.153.124
Participações em comitês	-	-	-	-
Outros	R$ 785.925	R$ 3.698.510	R$ 184.320	R$ 4.668.755
Descrição de outras remunerações fixas	Encargos Sociais de Responsabilidade da Vale	Encargos Sociais de Responsabilidade da Vale	Encargos Sociais de Responsabilidade da Vale	
Remuneração variável				
Bônus	-	R$ 24.703.613	-	R$ 24.703.613
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	R$ 28.224.426	-	R$ 28.224.426
Descrição de outras remunerações variáveis		Encargos Sociais de Responsabilidade da Vale		
Pós-emprego	-	-	-	
Cessação do cargo	-	R$ 98.741.007	-	R$ 98.741.007
Baseada em ações	-	R$ 17.677.508	-	R$ 17.677.508
Observação	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "Número de Membros" considera os membros titulares (11 membros) e os membros suplentes (10 membros) do Conselho de Administração.	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O pagamento referente a "Benefícios motivados pela cessação do cargo" foi realizado a ex-Diretores Executivos que se retiraram da Companhia no exercício encerrado em 31 de dezembro de 2011. 3 – Os valores apresentados no campo "Remuneração baseada em ações" já considera aqueles oriundos dos programas ILP e Matching descritos nos itens 13.1 e 13.4.	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "Número de Membros" considera os membros titulares (7 membros) e os membros suplentes (4 membros) do Conselho Fiscal.	
Total da remuneração	R$ 4.715.552	R$ 196.168.414	R$ 1.105.920	R$ 201.989.886

Remuneração total do Exercício Social em 31/12/2010 - Valores Anuais

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	21,00	7,00	7,00	35,00
Remuneração fixa anual				
Salário ou pró-labore	R$1.790.070,00	R$15.203.831,00	R$913.600,00	R$17.907.501,00
Benefícios direto e indireto	0,00	R$5.687.041,00	0,00	R$5.687.041,00
Participações em comitês	0,00	0,00	0,00	0,00
Outros	R$358.014,00	R$3.618.550,00	R$182.720,00	R$4.159.284,00
Descrição de outras remunerações fixas	Encargos sociais de responsabilidade da Vale.	Encargos sociais de responsabilidade da Vale.	Encargos sociais de responsabilidade da Vale.	
Remuneração variável				
Bônus	0,00	R$24.703.612,00	0,00	R$24.703.612,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	R$10.988.646,00	0,00	R$10.988.646,00
Descrição de outras remunerações variáveis		Encargos sociais de responsabilidade da Vale.		
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	R$3.584.251,00	0,00	R$3.584.251,00
Baseada em ações	0,00	R$30.239.619,00	0,00	R$30.239.619,00
Observação	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "Número de Membros" considera os membros titulares (11 membros) e os membros suplentes (10 membros) do Conselho de Administração.	1. O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O pagamento referente a "Benefícios motivados pela cessação do cargo" foi realizado a um ex-Diretor Executivo que retirou-se da Companhia no exercício encerrado em 2010. 3 - Os valores apresentados no campo "Remuneração baseada em ações" já considera aqueles oriundos dos programas ILP e Matching descritos nos itens 13.1 e 13.4.	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "Número de Membros" considera os membros titulares (7 membros) e os membros suplentes (4 membros) do Conselho Fiscal.	
Total da remuneração	R$2.148.084,00	R$94.025.550,00	R$1.096.320,00	R$97.269.954,00

Remuneração total do Exercício Social em 31/12/2009 - Valores Anuais

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	21,00	6,33	7,00	34,33
Remuneração fixa anual				
Salário ou pró-labore	R$3.249.794,00	R$13.763.807,00	R$824.000,00	R$17.837.601,00
Benefícios direto e indireto	0,00	R$2.975.951,00	0,00	R$2.975.951,00
Participações em comitês	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações fixas				
Remuneração variável				
Bônus	0,00	R$19.057.843,00	0,00	R$19.057.843,00
Participação de	0,00	0,00	0,00	0,00

resultados				
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis				
Pós-emprego	0,00	R$282.556,79	0,00	R$282.556,79
Cessação do cargo	0,00	R$2.981.751,00	0,00	R$2.981.751,00
Baseada em ações	0,00	R$3.985.738,00	0,00	R$3.985.738,00
Observação	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "Número de Membros" considera os membros titulares (11 membros) e os membros suplentes (10 membros) do Conselho de Administração.	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "benefícios motivados pela cessação do cargo" inclui parcelas de 02 Diretores Executivos cujos contratos foram rescindidos, respectivamente, em dez/2008 e mar/2009. 3 - Os valores a título da "remuneração baseada em ações" foram pagos no âmbito do Programa de ILP descrito nos itens 13.1 e 13.4.	1 - O número de membros corresponde à média anual do número de membros do referido órgão da administração apurado mensalmente, conforme disposto no Ofício Circular CVM/SEP 007/11. 2 - O campo "Número de Membros" considera os membros titulares (7 membros) e os membros suplentes (4 membros) do Conselho Fiscal.	
Total da remuneração	R$3.249.794,00	R$43.047.646,79	R$824.000,00	R$47.121.440,79

13.3 Remuneração variável do conselho de administração, diretoria estatutária e conselho Fiscal

Previsão para o Exercício Social a ser encerrado em 31 de dezembro de 2012

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	-	9	-	9
Bônus				
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	R$25.791.124	-	R$25.791.124
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	R$17.194.082	-	R$17.194.082
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	-	-	-

Exercício Social encerrado em 31 de dezembro de 2011

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros (1)	-	10,00	-	10,00
Bônus				
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	R$ 34.464.477 (2)	-	R$ 34.464.477
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	R$ 21.675.771 (3)	-	R$ 21.675.771
Valor efetivamente reconhecido no resultado do último exercício social	-	R$ 24.703.613	-	R$ 24.703.613
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	-	-	-
Valor efetivamente reconhecido no resultado do último exercício social	-	-	-	-

Notas:
(1) Corresponde ao número de diretores e conselheiros, conforme aplicável, a quem foi atribuída remuneração variável reconhecida no resultado do emissor no exercício, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Valor correspondente a 150% da Remuneração Fixa Anual da Diretoria Estatutária.
(3) Valor correspondente a 100% da Remuneração Fixa Anual da Diretoria Estatutária.

Exercício Social encerrado em 31 de dezembro de 2010

	Conselho de Administração	Diretoria Estatutária (1)	Conselho Fiscal	Total
Nº de membros (1)	-	7 (2)	-	7
Bônus				
Valor mínimo previsto no plano de remuneração	-	0	-	0
Valor máximo previsto no plano de remuneração	-	R$26.615.414 (3)	-	R$26.615.414
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	R$17.743.609 (4)	-	R$17.743.609
Valor efetivamente reconhecido no resultado do último exercício social	-	R$24.703.613	-	R$24.703.613
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	-	-	-	-

Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	-	-	-
Valor efetivamente reconhecido no resultado do último exercício social	-	-	-	-

Notas:
(1) Corresponde ao número de diretores e conselheiros, conforme aplicável, a quem foi atribuída remuneração variável reconhecida no resultado do emissor no exercício, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Valor correspondente a 150% da Remuneração Fixa Anual da Diretoria Estatutária.
(3) Valor correspondente a 100% da Remuneração Fixa Anual da Diretoria Estatutária.

Exercício Social encerrado em 31 de dezembro de 2009

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros (1)	-	7(2)	-	7
Bônus				
Valor mínimo previsto no plano de remuneração	-	0	-	0
Valor máximo previsto no plano de remuneração	-	R$23.153.617,00 (3)	-	R$23.153.617,00
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	R$15.435.745,00 (4)	-	R$15.435.745,00
Valor efetivamente reconhecido no resultado do últimos exercícios social	-	R$19.057.843,00	-	R$19.057.843,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração, caso as metas fossem atingidas	-	-	-	-
Valor efetivamente reconhecido no resultado do últimos exercícios social	-	-	-	-

Notas:
(1) Corresponde ao número de diretores e conselheiros, conforme aplicável, a quem foi atribuída remuneração variável reconhecida no resultado do emissor no exercício, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Considerado 01 Diretor Executivo cujo contrato foi rescindido durante o exercício de 2009.
(3) Valor correspondente a 150% da Remuneração Fixa Anual da Diretoria Estatutária.
(4)Valor correspondente a 100% da Remuneração Fixa Anual da Diretoria Estatutária.

13.4 Em relação ao plano de remuneração baseado em ações do Conselho de Administração e da Diretoria Estatutária, em vigor no último exercício social e previsto para o exercício social corrente:

A Companhia possui 2 planos de remuneração baseados em ações para a Diretoria Estatutária, não extensivos aos membros do Conselho de Administração. Nenhum dos planos contempla a outorga de opções de compra de ações da Companhia, mas apenas o pagamento de bonificações, referenciadas na cotação de mercado das ações da Companhia.

a. Termos e condições gerais

- **Incentivo de Longo Prazo (ILP):** trata-se de um incentivo de longo prazo baseado no desempenho esperado para a Companhia no futuro. O montante a ser pago no âmbito do ILP é definido a partir de percentual da parcela variável de curto prazo (bônus), de 125% para o Diretor Presidente e de 75% para os demais diretores executivos, do valor efetivamente pago a este título. Esse montante é transformado, como referência, em um número de ações ordinárias de emissão da Vale (ações virtuais), considerada a cotação média das ações ordinárias da Companhia dos últimos 60 pregões do exercício anterior. Caso o executivo permaneça na Companhia, ao final de 3 anos o número de ações virtuais é transformado em valor pecuniário pela cotação média das ações ordinárias de emissão da Companhia dos últimos 60 pregões do terceiro ano. O programa considera ainda o desempenho da Companhia em relação a um grupo de 20 empresas de porte similar (peer group); caso a Vale fique em primeiro lugar neste ranking, o valor apurado é ampliado em 50%. Este percentual é decrescente, de tal forma que na 5ª posição o valor permanece inalterado, e a partir da 15ª posição não há qualquer pagamento.

- ***Matching***: trata-se de um incentivo de longo prazo baseado no desempenho esperado para a Companhia no futuro. Para ser elegível ao *Matching*, o executivo pode alocar uma parte de sua parcela variável de curto prazo (bônus) para comprar ações preferenciais classe A de emissão da Vale, por meio de uma instituição financeira previamente definida, em condições de mercado e sem nenhum benefício oferecido pela Vale, nos dias estabelecidos no plano. O percentual do bônus que poderá ser alocado por cada executivo para a participação no Plano Matching é definido a partir da avaliação de sua performance e potencial. Farão jus à premiação aqueles executivos que adquiriram ações nos termos e nas datas estabelecidas no Plano *Matching* e que, após três anos da aquisição, permaneçam vinculados à Vale e tenham mantido a titularidade da totalidade das ações adquiridas. Ao final do período de três anos se dará o encerramento do ciclo e a apuração do efetivo cumprimento, pelos administradores, das condições estabelecidas no manual do referido plano. Caso os termos do plano tenham sido cumpridos, a Companhia pagará ao executivo um valor líquido, a título de premiação, referenciado no valor de mercado das ações da Companhia detidas pelo executivo no âmbito do programa. Após o pagamento do incentivo, os executivos poderão livremente negociar as ações preferenciais

de emissão da Vale que adquiriram no início do Plano *Matching*, observada a legislação vigente. Este plano tem como objetivo principal incentivar a "visão de dono" e, ao mesmo tempo, servir como alavanca de retenção dos executivos e reforçar a cultura de performance sustentada.

b. Principais objetivos do plano

Os principais objetivos dos planos ILP e *Matching* são: reter os principais executivos, mantê-los engajados e incentivar a "visão de acionista", comprometendo-os com os resultados de médio e longo prazos.

c. Forma como o plano contribui para esses objetivos

Os Planos ILP e *Matching* alinham os interesses dos acionistas e dos diretores estatuários na medida em que garantem que apenas haja ganhos para os executivos quando também houver ganhos para a Companhia.

d. Como o plano se insere na política de remuneração da Companhia

Os Planos ILP e *Matching* se inserem na política de remuneração da Vale por meio da manutenção de um nível de competitividade adequado aos negócios da Companhia e ao contexto do mercado competidor. Os planos ILP e *Matching* são desenhados com suporte de uma consultoria especializada e levam em conta os movimentos do mercado nacional e internacional.

e. Como o plano alinha os interesses dos administradores e da Companhia a curto, médio e longo prazo

O desenho dos planos ILP e *Matching* considera o fator de desempenho anual do executivo, na medida em que utiliza como base a remuneração variável de curto prazo para atribuição dos incentivos, além de incorporar o fator de desempenho da Companhia, pela variação de suas ações ao longo do período de 3 anos e, ainda, o desempenho relativo da Companhia em relação a um grupo de empresas de porte similar, no mesmo período. Desta forma, os planos alinham os interesses dos administradores e os interesses da Companhia a curto, médio e longo prazo.

f. Número máximo de ações abrangidas

Não aplicável. Não há outorga de opções de compra de ações no âmbito dos Planos ILP e *Matching*. O número de ações ordinárias virtuais concedidas como referência no âmbito do Plano ILP varia de acordo com a remuneração variável de curto prazo de cada executivo e com a cotação média das ações de emissão da Vale em determinado número de pregões antes da outorga. No âmbito do Plano *Matching*, o executivo tem a opção de alocar 30 ou 50% do seu bônus para comprar ações preferenciais classe A da Companhia e se tornar elegível ao plano, a partir da avaliação de sua performance e potencial.

g. Número máximo de opções a serem outorgadas

Não aplicável. Não há outorga de opções de compra de ações no âmbito dos Planos de ILP e *Matching*.

h. Condições de aquisição de ações

Não aplicável. Os Planos ILP e *Matching* não outorgam aos executivos opções para adquirir ações da Companhia. Uma vez apurado, o valor devido aos executivos no âmbito dos Planos é pago em espécie.

i. Critérios para fixação do preço de aquisição ou exercício

Não aplicável. Como os planos não contemplam a outorga de opções de compra de ações, não há que se falar em fixação do preço de aquisição ou exercício de opção.

No ILP, o valor devido aos executivos é calculado pela valorização de determinado número de ações ordinárias virtuais da Vale no período de três anos, considerando a cotação média inicial dos 60 últimos pregões antes da data da concessão do incentivo, e a cotação média final dos 60 últimos pregões do terceiro ano. Este valor é então multiplicado por um fator de performance da Companhia em relação a um *peer group* de 20 empresas globais de porte similar. Em face do posicionamento da Companhia em relação a este grupo de empresas globais, o ILP pode ter seu valor ampliado em até 50% ou pode até ser zero.

No *Matching*, o valor líquido a ser pago aos executivos, a título de incentivo, é calculado em função do número de ações preferenciais classe A de emissão da Companhia, adquiridas pelos executivos para se tornarem elegíveis ao Plano.

j. Critérios para fixação do prazo de exercício

Não aplicável. Conforme já mencionado, os planos ILP e **Matching** não contemplam a outorga de opção de compra de ações, consequentemente não há prazo para exercício. No entanto, os Planos ILP e ***Matching*** preveem que o pagamento do incentivo será realizado após período de carência de 3 anos.

k. Forma de liquidação

Tanto o ILP quanto o ***Matching*** contemplam o pagamento de premiação em dinheiro.

l. Restrições à transferência das ações

No Plano **Matching**, caso o participante transfira, no período de 3 anos, qualquer ação preferencial da Companhia vinculada ao Plano, o executivo perde o direito ao prêmio.

Não aplicável ao Plano ILP, uma vez que os participantes do Plano não são requeridos a manter posição acionária na Companhia, nem recebem ações no âmbito do Plano.

m. Critérios e eventos que, quando verificados, ocasionarão a suspensão, alteração ou extinção do plano

No Plano **Matching**, qualquer transferência pelo participante das ações preferenciais de emissão da Vale vinculadas ao plano antes do período de carência de 3 anos ou o seu desligamento da Companhia geram a extinção de quaisquer direitos a que seriam intitulados no âmbito do Plano.

No Plano ILP, o desligamento do executivo da Companhia gera a extinção de quaisquer direitos a que seria intitulado no âmbito do Plano.

n. Efeitos da saída do administrador dos órgãos da Companhia sobre seus direitos previstos no plano de remuneração baseado em ações

Como se trata de mecanismo de retenção, em caso de saída por iniciativa própria, o participante perde o direito aos planos de longo prazo – ILP e *Matching*. Em caso de rescisão ou não renovação do contrato por parte da Companhia, o participante recebe os valores a que já tenha adquirido direito à época da rescisão ou término do contrato.

13.5 - Participações em ações, cotas e outros valores mobiliários conversíveis, detidas por administradores e conselheiros fiscais - por órgão

a. Quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, emitidos pela Companhia, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, na data de encerramento do último exercício social:

Ações emitidas pela VALE S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	1.044	46.244
Diretoria Executiva	53.300 (*)	602.061 (*)
Conselho Fiscal	0	0
Total	**54.344**	**648.305**

(*) Inclui 20.000 ações VALE e 90.455 ações VALE.P na forma de **American Depositary Receipts** (ADRs), na Bolsa de Valores de Nova Iorque.

b. Quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelos controladores diretos e indiretos da Companhia, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, na data de encerramento do último exercício social:

Ações emitidas pela VALEPAR S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	11	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**11**	**0**

Ações emitidas pela LITEL PARTICIPAÇÕES S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	1	0
Diretoria Executiva	0	0

Conselho Fiscal	0	0
Total	**1**	**0**

Ações emitidas pela BRADESPAR S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	408	1.656
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**408**	**1.656**

Ações emitidas pelaMITSUI & CO., LTD

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	14.442	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**14.442**	0

Ações emitidas pela ELETRON S.A

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	0	0

Ações emitidas pela OPPORTUNITY ANAFI PARTICIPAÇÕES S.A

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	0	0

Ações emitidas pela BELAPART S.A

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	0	0

Ações emitidas pela VALETRON S.A

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0

Conselho Fiscal	0	0
Total	0	0

Ações emitidas pela VALE FERTILIZANTES S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**0**	**0**

c. Quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos por sociedades controladas da Companhia, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, na data de encerramento do último exercício social:

Ações emitidas pela FERROVIA CENTRO ATLÂNTICA S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**0**	**0**

Ações emitidas pela FERROVIA NORTE SUL S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**0**	**0**

Ações emitidas pela LOG-IN – LOGÍSTICA INTERMODAL S/A

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	2	0
Conselho Fiscal	0	0
Total	**2**	**0**

Ações emitidas pela MRS LOGÍSTICA S.A.

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	1	0
Conselho Fiscal	0	0
Total	**1**	**0**

Ações emitidas pela PT VALE INDONESIA TBK

Acionistas Em 31/12/11	ON	PN
Conselho de Administração	0	0
Diretoria Executiva	0	0
Conselho Fiscal	0	0
Total	**0**	**0**

13.6 Em relação à remuneração baseada em ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária

O Plano *Matching* foi instituído em 2008 e prevê um prazo de carência de 3 anos, portanto, o incentivo no âmbito desse Plano só será devido pela Companhia 3 anos após a sua aplicação. Desta forma, o valor apresentado abaixo, para este programa, representa uma estimativa de acordo com a projeção de crescimento do preço das ações até a data prevista para pagamento.

As informações abaixo que se referem ao Plano de Incentivo de Longo Prazo (ILP) descrito detalhadamente no item 13.4 (I) não contempla a outorga de opções de compra de ações, pois se baseia nas cotações das ações ordinárias da Companhia para definir o valor em espécie a ser pago a título de incentivo aos diretores executivos, por isso grande parte das informações das tabelas abaixo não é aplicável.

Previsão para o Exercício Social a ser encerrado em 31 de dezembro de 2012

	Conselho de Administração	Diretoria Estatutária	Total
Nº de membros	-	9,00	9,00
Em relação a cada outorga de opção			
Data de outorga	-	janeiro e março de 2009[1]	-
Quantidade de opções outorgadas	-	-	-
Prazo para que as opções se tornem exercíveis	-	janeiro e março de 2012[2]	-
Prazo máximo para exercício das opções	-	-	-
Prazo de restrição à transferência das ações	-	-	-
Preço médio ponderado de exercício de cada um dos seguintes grupos de opções:	-		
em aberto no início do exercício social	-	-	-
perdidas durante o exercício social	-	-	-
exercidas durante o exercício social	-	-	-
expiradas durante o exercício social	-	-	-
Valor justo das opções na data de outorga	-	R$ 13.024.236[3]	R$ 13.024.236[3]
Diluição potencial em caso de exercício de todas as opções outorgadas	-	-	-

(1) Janeiro de 2009 iniciou-se o ciclo de ILP e março de 2009 iniciou-se o ciclo de Matching
(2) Janeiro de 2012 encerrou-se o ciclo de ILP e março de 2012 se encerrará o ciclo de Matching
(3) Valores pagos referentes ao Programa ILP (ciclo encerrado em Janeiro de 2012) e valores estimados para futuro pagamento do Programa *Matching*.

Exercício Social encerrado em 31 de dezembro de 2011

	Conselho de Administração	Diretoria Estatutária	Total
Nº de membros [1]	-	7,75	7,75
Em relação a cada outorga de opção			
Data de outorga	-	janeiro e abril de 2008[1]	-
Quantidade de opções outorgadas	-	-	-
Prazo para que as opções se tornem exercíveis	-	janeiro e abril de 2011[2]	-
Prazo máximo para exercício das opções	-	-	-
Prazo de restrição à transferência das ações	-	-	-

Preço médio ponderado de exercício de cada um dos seguintes grupos de opções:	-		
em aberto no início do exercício social	-	-	-
perdidas durante o exercício social	-	-	-
exercidas durante o exercício social	-	-	-
expiradas durante o exercício social	-	-	-
Valor justo das opções na data de outorga	-	R$ 17.677.508 [3]	R$ 17.677.508 [3]
Diluição potencial em caso de exercício de todas as opções outorgadas	-	-	-

Notas:
(1) Corresponde ao número de diretores e conselheiros, conforme aplicável, a quem foi atribuída remuneração baseada em ações reconhecida no resultado do emissor no exercício, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Janeiro de 2008 iniciou-se o ciclo de ILP e abril de 2008 iniciou-se o ciclo de Matching
(3) Janeiro de 2011 encerrou-se o ciclo de ILP e abril de 2011 encerrou-se o ciclo de Matching
(4) Valores pagos referentes ao Programa ILP e Matching (ciclo encerrado em 2011).

Exercício Social encerrado em 31 de dezembro de 2010

	Conselho de Administração	Diretoria Estatutária	Total
Nº de membros [1]	-	7,00	7,00
Em relação a cada outorga de opção			
Data de outorga	-	janeiro de 2007	-
Quantidade de opções outorgadas	-	-	-
Prazo para que as opções se tornem exercíveis	-	janeiro de 2010	-
Prazo máximo para exercício das opções	-	-	-
Prazo de restrição à transferência das ações	-	-	-
Preço médio ponderado de exercício de cada um dos seguintes grupos de opções:		-	-
em aberto no início do exercício social	-	-	-
perdidas durante o exercício social	-	-	-
exercidas durante o exercício social	-	-	-
expiradas durante o exercício social	-	-	-
Valor justo das opções na data de outorga	-	R$ 30.239.619 [2]	R$ 30.239.619
Diluição potencial em caso de exercício de todas as opções outorgadas	-	-	-

Notas:
(1) Corresponde ao número de diretores e conselheiros, conforme aplicável, a quem foi atribuída remuneração baseada em ações reconhecida no resultado do emissor no exercício, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Valores pagos referentes ao ciclo de ILP encerrado em Janeiro de 2010.

Exercício Social encerrado em 31 de dezembro de 2009

	Conselho de Administração	Diretoria Estatutária	Total
Nº de membros [1]	-	7,00	7,00
Em relação a cada outorga de opção			
Data de outorga	-	fevereiro de 2009	-
Quantidade de opções outorgadas	-	-	-
Prazo para que as opções se tornem exercíveis	-	janeiro de 2012	-
Prazo máximo para exercício das opções	-	-	-
Prazo de restrição à transferência das ações	-	-	-
Preço médio ponderado de exercício de cada um dos seguintes grupos de opções:		-	-
em aberto no início do exercício social	-	-	-
perdidas durante o exercício social	-	-	-
exercidas durante o exercício social	-	-	-
expiradas durante o exercício social	-	-	-
Valor justo das opções na data de outorga	-	R$ 14.566.434,00 [2]	R$ 14.566.434,00
Diluição potencial em caso de exercício de todas as opções outorgadas	-	-	-

(1) Corresponde ao número de diretores e conselheiros, conforme aplicável, a quem foi atribuída remuneração baseada em ações reconhecida no resultado do emissor no exercício, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Cálculo efetuado a partir de um percentual do bônus pago em fevereiro de 2009.

13.7 Em relação às opções em aberto do Conselho de Administração e da Diretoria Estatutária ao final do último exercício social

Não aplicável, uma vez que os planos de remuneração baseada em ações da Companhia não contemplam a outorga de opções de compra de ações. Vide itens 13.4 e 13.6.

13.8 Em relação às opções exercidas e ações entregues relativas à remuneração baseada em ações do Conselho de Administração e da Diretoria Estatutária, nos 3 últimos exercícios sociais

Não aplicável, uma vez que os planos de remuneração baseada em ações da Companhia não contemplam a outorga de opções de compra de ações. Vide itens 13.4 e 13.6.

13.9 Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens "13.6" a "13.8", tal como a explicação do método de precificação do valor das ações e das opções
Não aplicável. Vide itens 13.4 e 13.6.

13.10. Planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários

Conforme cláusula contratual, a Companhia paga a parte do empregador e do executivo, esta de até 9% da remuneração fixa, na Valia – Fundação Vale do Rio Doce de Seguridade Social, ou em outro plano de previdência complementar da escolha do diretor estatutário.

Na Valia, a idade mínima para requerimento da renda de aposentadoria, é de 45 anos, após período mínimo de 5 anos de carência com contribuições.

Valia – Fundação Vale do Rio Doce de Seguridade Social

	Conselho de Administração	Diretoria Estatutária	Total
Nº de membros (1)	-	8 membros	-
Nome do Plano		Plano de Benefício Vale Mais	
Quantidade de administradores que reúnem as condições para se aposentar	-	6, sendo (i) 2 por Aposentadoria Normal e (ii) 4 por Aposentadoria Antecipada	-
Condições para se aposentar antecipadamente	-	• ter no mínimo 45 anos de idade; • ter no mínimo 5 anos de filiação ininterrupta a VALIA, contados a partir da data da última adesão do participante ao Plano Vale Mais (exceto para participantes migrados do Plano de Benefício Definido (Plano de Previdência já extinto) para o Plano Vale Mais); • ter rescindido o contrato de trabalho com o patrocinador ou ter perdido a condição de dirigente.	-
Valor atualizado das contribuições acumuladas no plano de previdência até o encerramento do último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	R$ 6.489.202,92(2)	-
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	R$ 950.703,77(3)	-
Possibilidade de resgate antecipado e condições	-	• O participante ativo que, na data da rescisão do seu contrato de trabalho com o patrocinador ou na data da perda da condição de	-

		dirigente, não optar por se tornar contribuinte autopatrocinado ou vinculado, nem optar pelo instituto da portabilidade e não estiver em gozo de benefício pelo Plano Vale Mais, estará habilitado a receber o Resgate. O valor do Resgate será igual a: 100% da Conta de Participante + 1% da Conta de Patrocinador por mês de contribuição normal ordinária vertida pelo participante ao Plano Vale Mais, até o máximo de 80% dessa Conta.	

(1)Corresponde ao número de diretores e conselheiros, conforme aplicável, vinculados ao plano de previdência, conforme disposto no Ofício Circular CVM/SEP 07/2011.
(2) Valor correspondente à soma das Contas de Patrocinador dos participantes, posicionado em 31/12/2011.
(3) Valor correspondente à soma das contribuições ordinárias realizadas pelo patrocinador em nome de cada um dos participantes no ano de 2011.

13.11 Remuneração individual máxima, mínima e média do conselho de administração, da diretoria estatutária e do conselho fiscal

Justificativa para o não preenchimento do quadro:

Item não divulgado em razão de medida liminar concedida nos autos da ação ordinária nº 2010.51.01.002888-5, pelo MM Juízo da 5ª Vara da Justiça Federal do Rio de Janeiro ao IBEF/RJ, ao qual a Vale e executivos vinculados à Vale são associados. A liminar em questão segue em vigor por força de decisão proferida pelo Superior Tribunal de Justiça na MC 17350–RJ.

13.12 Arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria e quais as consequências financeiras para a Companhia

Os contratos com os nossos diretores estatutários contêm uma cláusula de indenização para os casos de rescisão ou não renovação do contrato, desde que estes eventos ocorram por iniciativa da Companhia, nos seguintes valores: (i) 2 (duas) vezes a remuneração fixa anual para o Diretor Presidente; ou (ii) 1 (uma) vez a remuneração fixa anual para os Diretores Estatutários. O pagamento da indenização ocorre em quatro parcelas trimestrais e é condicionada a um período de indisponibilidade de 12 meses.

O contrato inclui também um Seguro de Vida, cujo capital segurado é de duas vezes a remuneração fixa anual para os casos de morte ou invalidez permanente.

Não firmamos com os membros do Conselho de Administração e os membros do Conselho Fiscal quaisquer outros arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização em caso de destituição do cargo ou de aposentadoria.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado da Companhia referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Orgão	**Exercício Social encerrado em 31 de dezembro de 2011**
Conselho de Administração	74,00%
Diretoria Estatutária	0,00%
Conselho Fiscal	15,00%
Órgão	**Exercício Social encerrado em 31 de dezembro de 2010**
Conselho de Administração	90,00%
Diretoria Estatutária	0,00%
Conselho Fiscal	14,00%
Órgão	**Exercício Social encerrado em 31 de dezembro de 2009**
Conselho de Administração	83,37%
Diretoria Estatutária	0,00%
Conselho Fiscal	25,00%

13.14 - Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado da Companhia como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados.

Não houve nos 3 (três) últimos exercícios sociais, pagamento de remuneração para membros do Conselho de Administração, da Diretoria Estatutária ou do Conselho Fiscal por qualquer razão que não a função que ocupam.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas da Companhia, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal da Companhia, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos.

EXERCÍCIO SOCIAL ENCERRADO EM 31/12/2011				
	CONSELHO DE ADMINISTRAÇÃ	DIRETORIA ESTATUTÁRIA	CONSELHO FISCAL	TOTAL
CONTROLADORES DIRETOS E INDIRETOS	0	0	0	0
CONTROLADAS DA COMPANHIA	0	R$ 1.023.381,00[1] (Remuneração Anual Fixa: R$766.330,00/ Benefícios diretos e indiretos: R$257.051,00)	0	R$ 1.023.381,00
SOCIEDADES SOB CONTROLE COMUM	0	0	0	0

Nota:
1 – Referente ao pagamento da remuneração a um Diretor Executivo alocado em nossa controlada Vale Canada.

EXERCÍCIO SOCIAL ENCERRADO EM 31/12/2010				
	CONSELHO DE ADMINISTRAÇÃ	DIRETORIA ESTATUTÁRIA	CONSELHO FISCAL	TOTAL
CONTROLADORES DIRETOS E INDIRETOS	0	0	0	0
CONTROLADAS DA COMPANHIA	0	R$ 961.667,00[1] (Remuneração Anual Fixa: R$698.809,00/ Benefícios diretos e indiretos: R$262.858,00)	0	R$ 961.677,00
SOCIEDADES SOB CONTROLE COMUM	0	0	0	0

Nota:
1 – Referente ao pagamento da remuneração a um Diretor Executivo alocado em nossa controlada Vale Canadá.

EXERCÍCIO SOCIAL ENCERRADO EM 31/12/2009				
	CONSELHO DE ADMINISTRAÇÃ O	DIRETORIA ESTATUTÁRIA	CONSELHO FISCAL	TOTAL
CONTROLADORES DIRETOS E INDIRETOS	0	0	0	0
CONTROLADAS DA COMPANHIA	0	R$707.352,00[1] (Remuneração Anual Fixa: R$515.523,00 / Benefícios diretos e indiretos: R$191.829,00)	0	R$ 707.352,00
SOCIEDADES SOB CONTROLE COMUM	0	0	0	0

1 – Referente ao pagamento da remuneração de um Diretor Executivo alocado em nossa controlada Vale Canadá.

13.16 Outras informações da Companhia julgadas relevantes

A proposta de remuneração global dos administradores para o exercício de 2012 submetida a Assembleia Geral Ordinária foi no sentido de se fixar como verba global o montante de até R$ 110.000.000,00 (cento e dez milhões de reais), a ser distribuído pelo Conselho de Administração, observado o disposto na legislação em vigor e no Estatuto Social da Vale. Ressalta-se que o montante proposto considera as responsabilidades dos administradores, o tempo dedicado às funções, a competência, a reputação profissional e o valor de seus serviços no mercado.

O montante acima compreende: (a) até R$ 5.896.000,00 (cinco milhões, oitocentos e noventa e seis mil reais) correspondentes à remuneração fixa dos membros do Conselho de Administração, e dos membros do Conselho Fiscal, nos termos do art. 163 da Lei nº 6.404/76; (b) até R$ 76.388.666,00 (setenta e seis milhões, trezentos e oitenta e oito mil, seiscentos e sessenta e seis reais) relativos à remuneração fixa e variável dos Diretores Executivos, que leva em consideração uma Diretoria Executiva composta de 9 Diretores Executivos. A remuneração fixa individual é compatível com os valores pagos aos executivos de empresas do mesmo porte, enquanto a remuneração variável, correspondente ao bônus e ao incentivo de longo prazo, tem o seu pagamento vinculado ao cumprimento de metas pré-estabelecidas, baseadas no desempenho da Companhia. Assim sendo, o pagamento da remuneração variável é equivalente ao cumprimento parcial ou total das metas pré-estabelecidas, podendo, inclusive, não ser devida, na hipótese de não terem sido atingidas as referidas metas; (c) até R$ 26.755.334,00 (vinte e seis milhões, setecentos e cinqüenta e cinco mil e trezentos e trinta e quatro reais) correspondentes aos tributos e encargos incidentes sobre a remuneração e de responsabilidade da Vale, e, ainda, benefícios de qualquer natureza e (d) até R$ 960.000,00 (novecentos e sessenta mil reais) correspondentes à remuneração dos membros dos Comitês de Assessoramento e encargos relacionados a mesma.

É importante observar que a proposta global de remuneração demonstrada acima considera a remuneração dos membros dos comitês de assessoramento e encargos relacionados à mesma, montante este não demonstrado no item 13.2.

Ademais, propõe-se a ratificação dos valores pagos aos administradores no exercício de 2011, com a complementação no montante de R$93.346.090,00 (noventa e três milhões, trezentos e quarenta e seis mil e noventa reais).

Assembleia Geral Ordinária da Vale S.A.

Tendo em vista a convocação da Assembleia Geral Ordinária a ser realizada no dia 18 de abril de 2012, a Vale S.A ("Vale") vem fornecer as seguintes informações sobre a ordem do dia das referidas assembleias.

1 - Introdução – Do Direito de Voto

Nos termos do Art. 5º do Estatuto Social da Vale, cada ação ordinária, cada ação preferencial classe "A" e cada ação preferencial de classe especial dá direito a um voto nas deliberações da Assembleia Geral, sendo certo que as ações preferenciais das classes "A" e especial possuem os mesmos direitos políticos das ações ordinárias, com exceção do voto para a eleição dos membros do Conselho de Administração, ressalvado o disposto nos §2º e §3º do Art. 11 do Estatuto Social, bem como o direito de eleger e destituir, um membro do Conselho Fiscal e seu respectivo suplente.

2 – Dos Membros do Conselho Fiscal da Vale

Nos termos do Art. 36 do Estatuto Social da Vale, o Conselho Fiscal é órgão de funcionamento permanente, composto de três a cinco membros efetivos e respectivos suplentes, que permanecem no cargo até a primeira Assembleia Geral Ordinária após a sua eleição. A eleição dos membros do Conselho Fiscal observará o disposto na legislação em vigor e no Estatuto Social da Vale.

Em atenção ao disposto no Art. 10 da Instrução CVM nº 481/2009, seguem abaixo informações (itens 12.6 a 12.10 do Formulário de Referência) a respeito dos candidatos indicados à reeleição pela acionista Valepar S.A. para os cargos de membros efetivos e suplentes do Conselho Fiscal.

VALE

Efetivos			
Nome	Arnaldo José Vollet	Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Idade	63	44	73
Profissão	Bacharel em Matemática	Bacharel em Economia	Técnico em Contabilidade
CPF/MF	375.560.618-68	929.390.077-72	011.504.567-87
Cargo a ser ocupado	Membro Efetivo	Membro Efetivo	Membro Efetivo
Data da eleição	18.04.2012	18.04.2012	18.04.2012
Data da posse	17.05.2012	17.05.2012	17.05.2012
Prazo do Mandato	Até a realização da Assembleia Geral Ordinária de 2013	Até a realização da Assembleia Geral Ordinária de 2013	Até a realização da Assembleia Geral Ordinária de 2013
Outras posições na Vale	Não aplicável	Não aplicável	Não aplicável

Suplentes			
Nome	Cícero da Silva	Oswaldo Mário Pego de Amorim Azevedo	Vago[1]
Idade	61	70	-
Profissão	Advogado	Engenheiro Industrial e de Produção	-
CPF/MF	045.747.611-72	005.065.327-04	-
Cargo a ser ocupado	Membro Suplente	Membro Suplente	
Data da eleição	18.04.2012	18.04.2012	
Data da posse	17.05.2012	17.05.2012	
Prazo do Mandato	Até a realização da Assembleia Geral Ordinária de 2013	Até a realização da Assembleia Geral Ordinária de 2013	-
Outras posições na Vale	Não aplicável	Não aplicável	-

[1] Não há indicação de membro suplente do Sr. Aníbal Moreira dos Santos.

Principais experiências profissionais:

Efetivos

Arnaldo José Vollet

É Membro do Conselho Fiscal da Vale desde 2004. Suas principais experiências profissionais nos últimos 5 anos incluem: (i) Diretor Executivo da BB DTVM (2002 a 2009), corretora de valores mobiliários de capital fechado; (ii) Diretor Financeiro e de Relações com Investidores da Companhia de Energia Elétrica da Bahia – Coelba (2000 a 2002), companhia aberta que exerce atividade de distribuição e comercialização de energia elétrica; (iii) Membro do Conselho Fiscal da Telesp Celular – Participações (1999 a 2000) companhia aberta que desenvolvia atividade de telecomunicações; (iv) Membro do Conselho Fiscal da CELPE – Cia de Eletricidade de Pernambuco (2004 a 2009), companhia de capital aberto, que exerce atividade de distribuidora de energia elétrica; (v) Membro do Conselho de Administração da Guaraniana, atual Neoenergia S.A (2002 a 2003), companhia aberta que desenvolve atividade de holding do setor elétrico; (vi) Membro Suplente do Conselho de Administração da CEMIG – Cia de Energia de Minas Gerais (2003 a 2005), companhia de capital aberto que desenvolve atividade de geração e distribuição de energia; (vii) Membro do Conselho de Administração da Pronor Petroquímica S.A. (1997 a 1998), companhia aberta que teve o seu capital fechado em maio de 2011, e desenvolve atividades de fabricação, processamento, comércio, importação, exportação e venda de produtos químicos e petroquímicos; e (viii) Membro do Conselho de Administração da Nitrocarbono S.A. (1997 a 1998), companhia aberta que foi incorporada em 2003 na Braskem S.A., e desenvolvia atividades de fabricação de produtos orgânicos básicos e intermediários, petroquímicos e derivados do carvão e álcool. Graduou-se em Matemática pela Universidade de São Paulo (USP) em dezembro de 1975, e concluiu MBA Executivo em Finanças pelo Instituto Brasileiro de Mercado de Capitais (IBMEC/RJ) em junho de 1992.

Marcelo Amaral Moraes

É Membro Efetivo do Conselho Fiscal da Vale desde 2004. Ocupou também o cargo de Membro Suplente do Conselho de Administração da Vale em 2003. Suas principais experiências profissionais nos últimos 5 anos incluem: (i) Gerente de Investimentos da

Bradespar S.A. (2000 a 2006), companhia aberta, detentora de participação na Valepar S.A., que desenvolve a atividade de holding; (ii) Membro Suplente do Conselho de Administração da Net Serviços de Comunicação S.A., companhia aberta operadora de televisão por assinatura (2004 a 2005); e (iii) Diretor Executivo da Stratus Investimentos Ltda. (2006 a 2010), companhia fechada, gestora de *private equity*. Graduou-se em Economia pela Universidade Federal do Rio de Janeiro, em janeiro de 1991, concluiu MBA pela COPPEAD/UFRJ em novembro de 1993, e pós-graduação em Direito Societário e Arbitragem pela Fundação Getúlio Vargas (FGV) em novembro de 2003.

Aníbal Moreira dos Santos

É Membro Efetivo do Conselho Fiscal da Vale desde 2005, e membro suplente de abril a julho de 2005. Suas principais experiências profissionais nos últimos 5 anos incluem: (i) Gerente de Controladoria da Caemi Mineração e Metalurgia S.A. ("Caemi") (1981 a 2003), sociedade de mineração de capital aberto incorporada à Vale em 2006; (ii) Diretor de diversas sociedades por ações de capital fechado controladas pela Caemi no exterior; (iii) Membro Suplente do Conselho de Administração (1998 a 2003) de sociedades por ações de capital fechado Minerações Brasileiras Reunidas S.A. – MBR, companhia fechada de mineração e Empreendimentos Brasileiros de Mineração S.A. – EBM, companhia fechada que exerce atividade de holding; e (iv) Membro Efetivo do Conselho Fiscal da Log-In Logística Intermodal S.A., desde abril de 2009, sociedade de capital aberto operadora de transporte intermodal, na qual a Vale detém participação de 31,3% do capital total. Formado em Ciências Contábeis pela Escola Técnica de Comércio da Fundação Getúlio Vargas em abril de 1962.

Suplentes

Cícero da Silva

É Membro Suplente do Conselho Fiscal da Vale desde 2009. Em 1986, ingressou no Banco do Brasil S.A., instituição financeira de capital aberto, onde exerceu diversos cargos, inclusive na Auditoria Interna. Suas principais experiências profissionais nos últimos anos incluem: (i) Chefe de Divisão na PREVISUL – Instituto de Previdência Social do Mato Grosso (1999 a 2000); e (ii) Membro Suplente do Conselho de Administração da CPFL – Cia. Paulista de Força e Luz, companhia que exerce atividade de distribuição energia.

Graduou-se em Ciências Contábeis pela Universidade Federal do Mato Grosso do Sul (UFMS) em dezembro de 1980, e em Direito pela Anhanguera – Centro Universitário de Campo Grande em junho 2008. Concluiu MBA em Auditoria pela FIPECAFI/USP em janeiro de 1997, e pós-graduação em Perícia Investigativa, Contábil, Financeira e Empresarial pela Universidade Católica Dom Bosco em setembro de 2002.

Oswaldo Mário Pêgo de Amorim Azevedo

É Membro Suplente do Conselho Fiscal da Vale, cargo que ocupa desde 2005. Foi Membro Efetivo do Conselho Fiscal de (2004 a 2005), e, ainda, engenheiro da área de suprimento industrial (Pelotização) da Vale (1964 a 1976). Exerce, ainda, o cargo de (i) Diretor da Sul América Cia de Seguros Gerais (desde 2008), sociedade seguradora de capital fechado. Suas principais experiências profissionais nos últimos 5 anos incluem: (ii) Ouvidor do Conglomerado Sul America Seguros, companhia seguradora (desde 2005), onde exerceu ainda o cargo de (a) Vice-Presidente de Relações Institucionais e Sucursais no Exterior (1990 a 2010); (b) Diretor (1980 a 1990) e (c) Diretor Adjunto (1976 a 1980). Foi ainda (iii) Vice-Presidente da Federação Nacional das Empresas de Seguros Privados e de Capitalização (2004 a 2007); (iv) Vice-Presidente do Sindicato das Empresas de Seguros Privados, de Capitalização e de Resseguros do Rio de Janeiro (desde 2007), onde já havia exercido o cargo de Presidente (2001 a 2004); (v) Membro Suplente do Conselho de Administração da (a) BrasilVeículos Cia de Seguros (2006 a 2010) e (b) BrasilSaúde Cia de Seguros (2006 a 2010), ambas sociedades seguradoras de capital fechado; (vi) Vice-Presidente da Sul América S.A., companhia de capital aberto que exerce atividades de administração de bens próprios e participações em sociedades (2006 a 2007); (vii) Diretor e Vice-Presidente da Sul America Cia. Nacional de Seguros, sociedade seguradora cujo capital foi fechado em 2008 (1980 a 2010); (viii) Diretor e Vice-Presidente da Nova Ação Participações S.A., sociedade aberta que administra bens próprios, sobretudo aplicações financeiras (2008 a 2010); (ix) Diretor e Vice-Presidente da Sul América Terrestres, Marítimos e Acidentes Cia de Seguros, sociedade seguradora cujo capital foi fechado e posteriormente incorporada pela Sul America Cia. Nacional de Seguros (1980 a 1998); (x) Diretor da Sul América Cia de Seguros S.A., sociedade seguradora de capital aberto com sede em Lima, Peru (1996 a 2003); (xi) Diretor da Corcovado S.A., sociedade imobiliária com sede em Lima, Peru, cujo capital foi fechado em 2004 (2003 a 2009); e (xii) Diretor

da Sul América Capitalização S.A., sociedade de capital fechado que desenvolve atividade de comercialização de títulos de capitalização (1987 a 1998). Graduou-se em Engenharia Industrial e de Produção pela Pontifícia Universidade Católica do Rio de Janeiro (PUC) em janeiro 1964.

Declarações

Condenações judiciais e administrativas (inclusive criminais). Todos os candidatos declararam, individualmente e para todos os fins de direito, que nos últimos 5 (cinco) anos, não sofreram qualquer condenação criminal, qualquer condenação em processo administrativo da Comissão de Valores Mobiliários, ou ainda qualquer condenação por decisão transitada em julgado, na esfera judicial ou administrativa, que os tenha suspendido ou inabilitado para a prática de qualquer atividade profissional ou comercial.

Relação conjugal, união estável ou parentesco até o segundo grau. Todos os candidatos declararam, individualmente e para todos os fins de direito, que inexiste relação conjugal, união estável ou parentesco até o segundo grau entre eles e (i) os administradores da Vale; (ii) os administradores de controladas, diretas ou indiretas, da Vale; (iii) controladores diretos ou indiretos da Vale; e (iv) os administradores das sociedades controladoras diretas e indiretas da Vale.

Relações de Subordinação, Prestação de Serviço ou Controle. Todos os candidatos declararam, individualmente e para todos os fins de direito, que inexistem relações de subordinação, prestação de serviço ou controle, mantidas nos 3 (três) últimos exercícios sociais, entre eles e (i) sociedade controlada, direta ou indiretamente, pela Vale; (ii) os controladores, diretos ou indiretos, da Vale; ou (iii) fornecedores, clientes, devedores ou credores relevantes da Vale, de sua controladas ou de suas controladoras.

Confirmação de Independência

Os candidatos a reeleição aos cargos de membros efetivos do Conselho Fiscal, individualmente, confirmaram a sua condição de independentes, para os fins da seção 3.13 das *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* (Regras de Listagem de Hong Kong), estando aptos a serem reeleitos como membros independentes do Conselho Fiscal.